As filed with the Securities and Exchange Commission on February 10, 2005
Registration No. 333-121473

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 1

to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Delta Air Lines, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	4512	58-0218548
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Hartsfield-Jackson Atlanta International Airport

Atlanta, Georgia 30320
(404) 715-2600
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Gregory L. Riggs, Esq.

Senior Vice President — General Counsel and
Chief Corporate Affairs Officer
Delta Air Lines, Inc.
P.O. Box 20706
Atlanta, Georgia 30320-6001
(404) 715-2611
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

copy to:

Richard D. Truesdell, Jr., Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

         Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 10, 2005

PROSPECTUS

$135,202,000 8.00% Senior Notes due 2007
9,842,778 Shares of
Common Stock of the Company
Delta Air Lines, Inc.

Interest payable semiannually on June 15 and December 15

      We issued $135,202,000 aggregate principal amount of the 8.00% Senior Notes due 2007 and 9,842,778 shares of our common stock in private placements in November 2004. This prospectus will be used by selling securityholders to resell their notes and the common stock. We will not receive any of the proceeds from the resale of these securities.

      The notes will mature on December 15, 2007. We may not redeem the notes prior to the maturity date.

      The notes are our senior unsecured obligations and rank equal in right of payment to all of our other existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing that indebtedness. The notes are structurally subordinated to all liabilities of our subsidiaries.

      Our common stock is listed on the New York Stock Exchange under the symbol “DAL.” The last reported price of our common stock on February 9 was $5.62 per share.

       Investing in the notes and the common stock involves certain risks. See “Risk Factors” beginning on page 7.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      You should rely only on the information contained in this prospectus. We and the selling securityholders have not authorized anyone to provide you with different information. We are not, and the selling securityholders are not, making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus or of the applicable document, respectively.

      In this prospectus, “Delta,” the “company,” “we,” “us” and “our” refer to Delta Air Lines, Inc. You should rely only on the information contained in this prospectus. This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration or continuous offering process. Under this shelf process, selling securityholders may from time to time sell the securities described in this prospectus in one or more offerings.

      This prospectus provides you with a general description of the securities that the selling securityholders may offer. Each time a selling securityholder sells securities, the selling securityholders are required to provide you with a prospectus containing specific information about the selling securityholder and the terms of the securities being offered. You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information.”

      The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read on the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

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      In making an investment decision, prospective investors must rely on their own examination of us and the terms of the offering, including the merits and risks involved. Prospective investors should not construe anything in this prospectus as legal, business or tax advice. Each prospective investor should consult its own advisors as needed to make its investment decision and to determine whether it is legally permitted to purchase the securities under applicable legal investment or similar laws or regulations. As a prospective investor, you should be aware that you may be required to bear the financial risks of this investment for an indefinite period of time.

      This prospectus contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein will be made available to prospective investors upon request to us.

FORWARD-LOOKING STATEMENTS

      This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which represent our expectations or beliefs concerning future events. When used in this prospectus, the words “expects,” “plans,” “anticipates,” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus are based upon information available to us on the date of this prospectus. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or our expectations. For examples of such risks and uncertainties, please see “Risk Factors” in this prospectus. Additional information concerning these and other factors is contained in our SEC filings, including but not limited to our Forms 10-K, 10-Q and 8-K.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Any document that we file is available at the public reference rooms of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Information on the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site at http://www.sec.gov, from which our filings are accessible.

      Any party to whom this prospectus is delivered may request a copy of these filings (other than any exhibits unless specifically incorporated by reference into this prospectus), at no cost, by writing or telephoning Delta at Delta Air Lines, Inc., Investor Relations, Dept. No. 829, P.O. Box 20706, Atlanta, GA 30320, telephone no. (404) 715-2343.

      The registration statement, including the exhibits and schedules thereto, is also available for reading and copying at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

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PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in the notes or our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and the notes to the consolidated financial statements. All amounts presented in this summary and elsewhere in this prospectus related to our results of operations, financial position, and cash flows as of and for the year ended December 31, 2004 are unaudited.

Delta

      We are a major air carrier that provides scheduled air transportation for passengers and cargo throughout the United States and around the world. Based on calendar year 2004 data, we are the second-largest carrier in terms of passengers carried and the third-largest airline as measured by operating revenues and revenue passenger miles flown. We are a leading U.S. transatlantic airline, serving the largest number of nonstop markets and offering the most daily flight departures. Among U.S. airlines, we have the second-most transatlantic passengers. We operate hubs in Atlanta, Cincinnati and Salt Lake City. We also operate international gateways in Atlanta and at New York’s John F. Kennedy International Airport.

      Our principal executive offices are located at Hartsfield-Jackson Atlanta International Airport, Atlanta, Georgia 30320-6001 and our telephone number is (404) 715-2600.

Industry Overview

      Since the terrorist attacks on September 11, 2001, the airline industry has experienced a severely depressed revenue environment and significant cost pressures. These factors have resulted in industry-wide liquidity issues, including the restructuring of certain hub and spoke airlines due to bankruptcy or near bankruptcy.

      The continuing impact of the September 11, 2001 terrorist attacks and other events have resulted in fundamental, and what we believe will be permanent, changes in the airline industry. The revenue environment continues to be severely impacted by the following factors:

•	the continuing growth of low-cost carriers with which we compete in most of our domestic markets;

•	high industry capacity, resulting in significant fare discounting to stimulate traffic; and

•	increased price sensitivity by our customers, enhanced by the availability of airline fare information on the Internet.

Business Environment

      We recorded a substantial net loss in each of the years ended December 31, 2003, 2002 and 2001. During 2004, our financial performance continued to deteriorate. In light of our significant losses and the decline in our cash and cash equivalents, we are making permanent structural changes which are intended to appropriately align our cost structure with the revenue we can generate in this business environment and to enable us to compete with low-cost carriers.

      At the end of 2003, we began a strategic reassessment of our business. Our transformation plan is intended to deliver approximately $5 billion in annual benefits by the end of 2006 (as compared to 2002) while also improving the service we provide to our customers. Key elements of the plan include redesigning our Atlanta hub operations, dehubbing our Dallas/ Ft. Worth operation, growing Song, reducing fleet complexity, eliminating 6,000 to 7,000 non-pilot jobs, reducing our pilot cost structure significantly, creating incentive programs for U.S.-based employees, and updating and upgrading customer products and services. By the end of 2004, we achieved approximately $2.3 billion of the $5 billion in targeted benefits under our profit improvement program. We have identified, and begun implementation of, initiatives to obtain the remaining $2.7 billion in targeted benefits, which we believe we are on track to achieve by the end of 2006.

Recent Transactions

      As a part of our out-of-court restructuring efforts, we entered into the following transactions in late 2004:

•	Agreements with American Express Travel Related Services Company, Inc. (“Amex”) and GE Commercial Finance to provide us with up to $1.13 billion of financing;

•	Exchange of $237 million aggregate principal amount of our 7.78% Series 2000-1C Pass Through Certificates due 2005 and 7.30% Series 2001-1C Pass Through Certificates due 2006 for $235 million aggregate principal amount of 9.50% Senior Secured Notes due 2008; and

•	Exchange of approximately $135 million aggregate principal amount of our unsecured 7.70% Notes due 2005 for a like principal amount of 8.00% Senior Notes due 2007 offered under this prospectus and 5,488,054 shares of our common stock.

For a discussion of our remaining liquidity needs and the factors that could cause our liquidity needs to be substantially higher than we expect, see “Risk Factors — Risks Relating to Delta — We have substantial liquidity needs, and there is no assurance that we will be able to obtain the necessary financing to meet those needs on acceptable terms or at all.”

      In addition, we completed restructuring transactions with aircraft lessors, creditors and other vendors in the December 2004 quarter. Specifically, in November 2004, we entered into definitive agreements with aircraft lessors and lenders under which we expect to receive average annual concessions of approximately $57 million between 2005 and 2009; we issued an aggregate of 4,354,724 shares of our common stock to the aircraft lessors and lenders in exchange for these concessions. Separately, as a result of agreements with about 115 suppliers, we expect to realize average annual benefits of approximately $46 million during 2005, 2006 and 2007. We also completed agreements with other aircraft lenders to defer $112 million in debt obligations from 2004 through 2006 to later years.

Recent Financial Results

      During the December 2004 quarter, our financial performance continued to deteriorate, primarily due to a significant decline in the domestic passenger mile yield compared to 2003, and historically high fuel prices. For the year ended December 31, 2004, we reported an unaudited net loss of $5.2 billion, or $41.07 loss per share, as compared to a loss of $773 million, or $6.40 loss per share, in 2003. Our unrestricted cash balance was $1.8 billion at December 31, 2004, compared to $1.4 billion at September 30, 2004 and $2.7 billion at December 31, 2003.

      Our 2004 unaudited net loss includes (1) a $1.9 billion impairment charge related to intangible assets; (2) a $1.2 billion income tax provision related to reserves for our deferred income tax assets; (3) $251 million in settlement charges related to our defined benefit pension plan for pilots; (4) a $194 million charge related to voluntary and involuntary workforce reduction programs; and (5) a $40 million asset impairment charge associated with our agreement to sell eight MD-11 aircraft. During 2004, we also recorded (1) a $527 million gain related to elimination of our healthcare coverage subsidy for employees who retire after January 1, 2006 and (2) a $123 million gain related to the sale of our equity investment in Orbitz, Inc. Additionally, we no longer recognize income tax benefits associated with current period losses. This change will continue for the foreseeable future until such time we determine that it is more likely than not that we will generate sufficient taxable income to realize our deferred tax assets.

The Offering

The Notes Offering

Notes offered by the selling securityholders	$135,202,000 aggregate principal amount of 8.00% Senior Notes due 2007.

Maturity	December 15, 2007.

Interest payment dates	Interest will be payable in cash on June 15 and December 15 of each year, beginning June 15, 2005.

Ranking	The notes are our senior unsecured obligations and rank equally with all of our other existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing that indebtedness. The notes are structurally subordinated to all liabilities of our subsidiaries. As of December 31, 2004, we had approximately $6.6 billion of secured indebtedness (excluding secured indebtedness of our subsidiaries); and approximately $2.3 billion of subsidiary indebtedness.

Redemption	None

Use of proceeds	Delta will not receive any proceeds from the sale of notes in the offering.

The Common Stock Offering

Common stock offered by the selling stockholders	9,842,778 shares

Common stock outstanding	139,830,443 shares as of December 31, 2004

Voting rights	One vote per share

Use of proceeds	Delta will not receive any proceeds from the sale of common stock in the offering.

New York Stock Exchange symbol	DAL

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

      The summary consolidated financial data for each of the fiscal years in the five-year period ended December 31, 2003 have been derived from our audited consolidated financial statements. Such information is contained in and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus (the “Consolidated Financial Statements”). The summary consolidated financial data for the nine-month periods ended September 30, 2004 and 2003 and the consolidated balance sheet as of September 30, 2004 are derived from our unaudited condensed consolidated financial statements (the “Condensed Consolidated Financial Statements”) and reflect, in the opinion of management, all adjustments as are necessary to fairly present the results for such periods. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2004.

Consolidated Summary of Operations

For the Years Ended December 31, 2003-1999 and Nine Months Ended September 30, 2004 and 2003

Nine Months Ended
Year Ended December 31,	September 30,

2003(1)	2002(2)	2001(3)	2000(4)	1999(5)	2004(6)	2003(7)

(In millions, except per share data)
Operating revenues(8)	$14,087	$13,866	$13,879	$16,741	$14,883	$11,361	$10,477
Operating expenses(8)	14,872	15,175	15,481	15,104	13,565	12,413	10,897
Operating income (loss)	(785)	(1,309)	(1,602)	1,637	1,318	(1,052)	(420)
Interest expense, net(9)	(721)	(629)	(410)	(257)	(126)	(574)	(532)
Miscellaneous income (expense), net(10)	326	17	80	328	901	(10)	291
Gain (loss) on extinguishment of debt, net	—	(42)	—	—	—	1	—
Fair value adjustments of SFAS 133 derivatives	(9)	(39)	68	(159)	—	(44)	(16)
Income (loss) before income taxes and cumulative effect of change in accounting principle	(1,189)	(2,002)	(1,864)	1,549	2,093	(1,679)	(677)
Income tax benefit (provision)	416	730	648	(621)	(831)	(1,313)	231
Net income (loss) before cumulative effect of change in accounting principle	(773)	(1,272)	(1,216)	928	1,262	(2,992)	(446)
Net income (loss) after cumulative effect of change in accounting principle	(773)	(1,272)	(1,216)	828	1,208	(2,992)	(446)
Preferred stock dividends	(17)	(15)	(14)	(13)	(12)	(14)	(12)
Net income (loss) attributable to common shareowners	$(790)	$(1,287)	$(1,230)	$815	$1,196	$(3,006)	$(458)
Earnings (loss) per share before cumulative effect of change in accounting principle
Basic	$(6.40)	$(10.44)	$(9.99)	$7.39	$9.05	$(24.06)	$(3.71)
Diluted	$(6.40)	$(10.44)	$(9.99)	$7.05	$8.52	$(24.06)	$(3.71)
Earnings (loss) per share
Basic	$(6.40)	$(10.44)	$(9.99)	$6.58	$8.66	$(24.06)	$(3.71)
Diluted	$(6.40)	$(10.44)	$(9.99)	$6.28	$8.15	$(24.06)	$(3.71)
Dividends declared per common share	$0.05	$0.10	$0.10	$0.10	$0.10	$—	$0.05
Ratio of earnings (loss) to fixed charges(11)	0.19	x	(0.51	x)	(0.51	x)	2.37	x	3.55	x	(0.51	x)	0.39	x

Other Financial and Statistical Data

As of December 31, 2003-1999 and September 30, 2004

						Nine Months
	Year Ended December 31,					Ended
						September 30,
	2003(1)	2002(2)	2001(3)	2000(4)	1999(5)	2004(6)

Total assets (millions)	$25,939	$24,303	$23,605	$21,931	$19,942	$23,526
Long-term debt and capital leases (excluding current maturities) (millions)	$11,538	$10,174	$8,347	$5,896	$4,303	$11,716
Shareowners’ (deficit) equity (millions)	$(659)	$893	$3,769	$5,343	$4,908	$(3,577)
Shares of common stock outstanding	123,544,945	123,359,205	123,245,666	123,013,372	132,893,470	127,504,135
Revenue passengers enplaned (thousands)	104,452	107,048	104,943	119,930	110,083	82,206
Available seat miles (millions)(8)	139,505	145,232	147,837	154,974	147,073	113,536
Revenue passenger miles (millions)(8)	102,301	104,422	101,717	112,998	106,165	85,201
Operating revenue per available seat mile(8)	10.10¢	9.55¢	9.39¢	10.80¢	10.12¢	10.01¢
Passenger mile yield(8)	12.73¢	12.26¢	12.74¢	13.86¢	13.14¢	12.28¢
Operating cost per available seat mile(8)	10.66¢	10.45¢	10.47¢	9.75¢	9.22¢	10.93¢
Passenger load factor(8)	73.33%	71.90%	68.80%	72.91%	72.18%	75.04%
Breakeven passenger load factor(8)	77.75%	79.25%	77.31%	65.29%	65.37%	82.59%
Fuel gallons consumed (millions)	2,370	2,514	2,649	2,922	2,779	1,896
Average price per fuel gallon, net of hedging gains	81.78¢	66.94¢	68.60¢	67.38¢	51.13¢	$1.07

(1)	Includes a $268 million charge ($169 million net of tax, or $1.37 diluted EPS) for restructuring, asset writedowns, pension settlements and related items, net; a $398 million gain ($251 million net of tax, or $2.03 diluted EPS) for Appropriations Act compensation; and a $304 million gain ($191 million net of tax, or $1.55 diluted EPS) for certain other income and expense items (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”).

(2)	Includes a $439 million charge ($169 million net of tax, of $2.25 diluted EPS) for restructuring, asset writedowns, and related items, net; a $34 million gain ($22 million net of tax, or $0.17 diluted EPS) for Stabilization Act compensation; and a $94 million charge ($59 million net of tax, or $0.47 diluted EPS) for certain other income and expense items (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”).

(3)	Includes a $1.1 billion charge ($695 million net of tax, or $5.63 diluted EPS) for restructuring, asset writedowns, and related items, net; a $634 million gain ($392 million net of tax, or $3.18 diluted EPS) for Stabilization Act compensation; and a $186 million gain ($114 million net of tax, or $0.92 diluted EPS) for certain other income and expense items (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”).

(4)	Includes a $108 million charge ($66 million net of tax, or $0.50 diluted EPS) for restructuring, asset writedowns, and related items, net; a $151 million gain ($93 million net of tax, or $0.70 diluted EPS) for certain other income and expense items; and a $164 million cumulative effect, non-cash charge ($100 million net of tax, or $0.77 diluted EPS), resulting from our adoption of SFAS 133 on July 1, 2000.

(5)	Includes a $469 million charge ($286 million net of tax, or $1.94 diluted EPS) for asset writedowns; $927 million gain ($565 million net of tax, or $3.83 diluted EPS) from the sale of certain investments; an $89 million non-cash charge ($54 million net of tax, or $0.37 diluted EPS) from the cumulative effect of a change in accounting principle resulting from our adoption on January 1, 1999 of SAB 101; and a $40 million charge ($24 million net of tax, or $0.16 diluted EPS) for the early extinguishment of certain debt obligations.

(6)	Includes charges totaling $131 million ($1.05 diluted EPS) for pension settlements and a $40 million asset impairment charge ($0.32 diluted EPS) associated with our agreement to sell eight MD-11 aircraft.

(7)	Includes a $43 million charge ($27 million net of tax, or $0.22 diluted EPS) for pension benefits for workforce reductions; a $398 million gain ($251 million net of tax, or $2.03 diluted EPS) for Appropriations Act compensation and a $263 million gain ($165 million net of tax, or $1.35 diluted EPS) for certain other income and expense items.

(8)	Reflects the reclassifications discussed in Note 1 of the notes to the Consolidated Financial Statements related to our contract carrier arrangements.

(9)	Includes interest income.

(10)	Includes gains (losses) from the sale of investments.

(11)	The ratio of earnings (loss) to fixed charges represents the number of times that fixed charges are covered by earnings. Earnings (loss) represents income (loss) before income taxes, excluding the cumulative effect of a change in accounting principle, plus fixed charges and distributed income of equity investees less capitalized interest and income (loss) from equity investees. Fixed charges include interest, whether expensed or capitalized; one-half of rental expense, which Delta believes is representative of the interest factor in those periods; amortization of debt costs; and preference security dividends. Fixed charges exceeded adjusted earnings (loss) by $1.2 billion, $2.0 billion and $1.8 billion for the years ended December 31, 2003, 2002 and 2001, respectively, and $1.7 billion and $660 million for the nine months ended September 30, 2004 and 2003, respectively.

RISK FACTORS

      You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in the notes or our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the market price of the notes or our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Delta

If we are unsuccessful in further reducing our operating expenses and continue to experience significant losses, we will need to seek to restructure our costs under Chapter 11 of the U.S. Bankruptcy Code.

      We reported a net loss of $5.2 billion (unaudited), $773 million, $1.3 billion and $1.2 billion for the years ended December 31, 2004, 2003, 2002 and 2001, respectively. We expect our revenue and cost challenges to continue. In addition, Deloitte & Touche LLP, our independent registered public accounting firm, issued on September 14, 2004, a new Report of Independent Registered Public Accounting Firm that contains an explanatory paragraph which makes reference to uncertainty about our ability to continue as a going concern. Future reports may continue to contain this explanatory paragraph.

      In connection with our restructuring efforts in 2004, we determined that there are anticipated annual benefits from our transformation plan sufficient for us to achieve financial viability by way of an out-of-court restructuring, including reduction of pilot costs of at least $1 billion annually by 2006 and other benefits of at least $1.7 billion annually by 2006 (in addition to the $2.3 billion of annual benefits (compared to 2002) achieved by the end of 2004 through previously implemented profit improvement initiatives). This determination, however, was based on a number of material assumptions, including, without limitation, assumptions about fuel prices, yields, competition and our access to additional sources of financing on acceptable terms. Any number of these assumptions, many of which, such as fuel prices, are not within our control, could prove to be incorrect.

      Even if we achieve all of the approximately $5 billion in targeted annual benefits from our transformation plan, we may need even greater cost savings because our industry has been subject to progressively increasing competitive pressure. We cannot assure you that these anticipated benefits will be achieved or that if they are achieved that they will be adequate for us to maintain financial viability.

      In addition, our transformation plan involves significant changes to our business. We cannot assure you that we will be successful in implementing the plan or that key elements, such as employee job reductions, will not have an adverse impact on our business and results of operations, particularly in the near term. Although we have assumed that incremental revenues from our transformation plan will more than offset related costs, in light of the competitive pressures we face, we cannot assure you that we will be successful in realizing any of such incremental revenues.

      If we are not successful in further reducing our operating expenses and continue to experience significant losses, we would need to seek to restructure our costs under Chapter 11 of the U.S. Bankruptcy Code. A restructuring under Chapter 11 of the U.S. Bankruptcy Code may be particularly difficult because we pledged substantially all of our remaining unencumbered collateral in connection with transactions we have recently completed as a part of our out-of-court restructuring.

We have substantial liquidity needs, and there is no assurance that we will be able to obtain the necessary financing to meet those needs on acceptable terms, if at all.

      Even if we are successful in achieving all of the approximately $5 billion in targeted benefits under our transformation plan, we do not expect to achieve the full $5 billion until the end of 2006. As we transition to a lower cost structure, we continue to face significant challenges due to low passenger mile yields, historically high fuel prices and other cost pressures related to interest and pension and related expense. Accordingly, we believe that we will record a substantial net loss in 2005, and that our cash flows from operations will not be sufficient to meet all of our liquidity needs for that period.

      We currently expect to meet our liquidity needs for 2005 from cash flows from operations, our available cash and cash equivalents, commitments from a third party to finance on a long-term secured basis our purchase of 32 regional jet aircraft to be delivered to us in 2005, and the final $250 million borrowing under our financing agreement with American Express Travel Related Services Company, Inc. (“Amex”). Because substantially all of our assets are encumbered and our credit ratings have been substantially lowered, we do not expect to be able to obtain any material amount of additional debt financing. Unless we are able to sell assets or access the capital markets by issuing equity or convertible debt securities, we expect that our cash and cash equivalents will be substantially lower at December 31, 2005 than at the end of 2004.

      Our liquidity needs will be substantially higher than we expect if:

•	Oil prices do not decline significantly. Crude oil is a component of jet fuel. Crude oil prices are volatile and may increase or decrease significantly. Our business plan assumes that the average jet fuel price per gallon in 2005 will be approximately $1.22 (with each 1¢ increase in the average annual jet fuel price per gallon increasing our liquidity needs by approximately $25 million per year, unless we are successful in offsetting some or all of this increase through fare increases or additional cost reduction initiatives). The forward curve for crude oil currently implies substantially higher jet fuel prices for 2005 than our business plan. We have no hedges or contractual arrangements that would reduce our costs below market prices.

•	Any of the other assumptions underlying our business plan proves to be incorrect. Many of these assumptions, such as yields, competition, pension funding obligations and our access to financing, are not within our control.

•	We are unsuccessful in achieving any of the approximately $5 billion of targeted benefits (compared to 2002) of our transformation plan. Many of the benefits of our transformation plan, such as incremental revenues, are not within our control.

•	Our Visa/ MasterCard processor requires a significant holdback. Our current Visa/ MasterCard processing contract expires in August 2005. If our renewal or replacement contract requires a significant holdback, it will increase our liquidity needs.

      If any of the assumptions underlying our business plan proves to be incorrect in any material adverse respect and we are unable to sell assets or access the capital markets, or if our level of cash and cash equivalents declines to an unacceptably low level, then we would need to seek to restructure under Chapter 11 of the U.S. Bankruptcy Code.

Our financing agreements with GE Commercial Finance and Amex include financial covenants that impose substantial restrictions on our financial and business operations and include financial tests that we must meet in order to continue to borrow under such facilities.

      The terms of our financing agreements with GE Commercial Finance and Amex restrict our ability to, among other things, incur additional indebtedness, pay dividends or make other payments on investments, consummate asset sales or similar transactions, create liens, merge or consolidate with any other person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. The terms also contain covenants that require us to meet financial tests in order to continue to borrow under the facility and to avoid a default that might lead to an early termination of the facility. If we were not able to comply with these covenants, our outstanding obligations under these facilities could be accelerated and become due and payable immediately. The terms of the credit facilities, including these covenants, are generally described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition and Liquidity — Recent Transactions.”

Our indebtedness and other obligations are substantial and materially adversely affect our business and our ability to incur additional debt to fund future needs.

      We have now and will continue to have a significant amount of indebtedness and other obligations, as well as substantial pension funding obligations. As of December 31, 2004, we had approximately $13.9 billion (unaudited) of total consolidated indebtedness, including capital leases. We also have minimum rental commitments with a present value of approximately $6.4 billion under noncancelable operating leases with initial or remaining terms in excess of one year. On December 1, 2004, we received an aggregate of $830 million in financing pursuant to separate financing agreements with GE Commercial Finance and Amex. Except for commitments to finance our purchases of regional jet aircraft and the additional $250 million prepayment that we can request from Amex on or after March 1, 2005, we have no available lines of credit. Additionally, we believe that our access to additional financing on acceptable terms is limited, at least in the near term. If we cannot achieve a competitive cost structure and regain sustained profitability, we would need to seek to restructure our costs under Chapter 11 of the U.S. Bankruptcy Code. A restructuring under Chapter 11 of the U.S. Bankruptcy Code may be particularly difficult because we pledged substantially all of our unencumbered collateral in connection with our out-of-court restructuring.

      Our substantial indebtedness and other obligations have, and in the future could continue to, negatively impact our operations by:

•	requiring us to dedicate a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the funds available to us for other purposes;

•	making us more vulnerable to economic downturns, adverse industry conditions or catastrophic external events, limiting our ability to withstand competitive pressures and reducing our flexibility in planning for, or responding to, changing business and economic conditions; and

•	placing us at a competitive disadvantage to our competitors that have relatively less debt than we have.

Our pension plan funding obligations are significant and are affected by factors beyond our control.

      We sponsor qualified defined benefit pension plans for eligible employees and retirees. Our funding obligations under these plans are governed by the Employee Retirement Income Security Act of 1974 (“ERISA”). We met our required funding obligations for these plans under ERISA in 2004.

      Estimates of the amount and timing of our future funding obligations for the pension plans are based on various assumptions. These include assumptions concerning, among other things, the actual and projected market performance of the pension plan assets; future long-term corporate bond yields; statutory requirements; and demographic data for pension plan participants. The amount and timing of our future funding obligations also depend on (1) whether we elect to make contributions to the pension plans in excess of those required under ERISA (such voluntary contributions may reduce or defer the funding obligations we would have absent those contributions) and (2) the level of early retirements by pilots.

      We currently estimate that our funding obligations under our defined benefit and defined contribution pension plans for 2005 will be approximately $400 million to $450 million. This estimate may vary depending on, among other things, the assumptions used to determine the amount and whether we make contributions in excess of those required. This estimate reflects the projected impact of the election we made in 2004 to utilize the alternative deficit reduction contribution relief provided by the Pension Funding Equity Act of 2004. That legislation permits us to defer payment of a portion of the otherwise required funding. We cannot provide a reasonably accurate estimate of our anticipated funding obligations under our pension plans for 2006 and thereafter at this time because these estimates may vary materially depending on applicable law, the assumptions used to determine the estimates and whether we make contributions in excess of those required. Nevertheless, we presently expect that our funding obligations under our pension plans during each of the years 2006 through 2009 will be significant and could have a material adverse impact on our liquidity.

If our pilots retire prior to their normal retirement at age 60 at greater than historical levels, this could disrupt our operations, negatively impact our revenue and increase our pension funding obligations.

      Under the Delta Pilots Retirement Plan (“DPRP”), Delta pilots who retire can elect to receive 50% of their accrued pension benefit in a lump sum in connection with their retirement and the remaining 50% as an annuity after retirement. During certain recent months, our pilots have taken early retirement at greater than historical levels apparently due to (1) a perceived risk of rising interest rates, which could reduce the amount of their lump sum pension benefit; and/or (2) concerns about their ability to receive a lump sum pension benefit if (a) we were to seek to restructure our costs under Chapter 11 of the U.S. Bankruptcy Code and (b) a notice of intent to terminate the DPRP is issued. If early retirements by pilots occur at greater than historical levels in the future, this could, depending on the number of pilots who retire early, the aircraft types these pilots operate and other factors, disrupt our operations, negatively impact our revenues and increase our pension funding obligations significantly. Approximately 2,000 of our 6,600 pilots are currently at or over age 50 and thus are eligible to retire.

Our business is dependent on the availability and price of aircraft fuel. Significant disruptions in the supply of aircraft fuel or continued periods of historically high fuel costs will materially adversely affect our operating results.

      Our operating results are significantly impacted by changes in the availability or price of aircraft fuel. Fuel prices increased substantially in 2004, when our average fuel price per gallon rose 42% to approximately $1.16 as compared to an average price of 81.78¢ in 2003. Our fuel costs represented 16%, 13%, 11% and 12% of our operating expenses in 2004, 2003, 2002 and 2001, respectively. Due to the competitive nature of the airline industry, we do not expect to be able to pass on any increases in fuel prices to our customers by increasing our fares.

      Our aircraft fuel purchase contracts do not provide material protection against price increases or assure the availability of our fuel supplies. We purchase most of our aircraft fuel from petroleum refiners under contracts that establish the price based on various market indices. We also purchase aircraft fuel on the spot market, from offshore sources and under contracts that permit the refiners to set the price. None of our aircraft fuel requirements are currently hedged.

      Although we are currently able to obtain adequate supplies of aircraft fuel, it is impossible to predict the future availability or price of aircraft fuel. Political disruptions or wars involving oil-producing countries, changes in government policy concerning aircraft fuel production, transportation or marketing, changes in aircraft fuel production capacity, environmental concerns and other unpredictable events may result in fuel supply shortages and additional fuel price increases in the future.

Our credit ratings have been substantially lowered and, unless we achieve significant reductions in our cost structure, we will be unable to access the capital markets for new borrowings on acceptable terms, which could hinder our ability to operate our business.

      Our business is highly dependent on our ability to access the capital markets. Since September 11, 2001, our senior unsecured long-term debt ratings have been lowered to Ca by Moody’s Investors Service, Inc., CC by Standard & Poor’s Rating Services and C by Fitch Ratings. Moody’s and Fitch have stated that their ratings outlook for our senior unsecured debt is negative while we are on positive watch with Standard & Poor’s. Our credit ratings may be lowered further or withdrawn. We do not have debt obligations that accelerate as a result of a credit ratings downgrade. We believe that our access to the capital markets for new borrowings is limited, at least in the near term.

Interruptions or disruptions in service at one of our hub airports could have a material adverse impact on our operations.

      Our business is heavily dependent on our operations at the Atlanta Airport and at our other hub airports in Cincinnati and Salt Lake City. Each of these hub operations includes flights that gather and distribute traffic from markets in the geographic region surrounding the hub to other major cities and to other Delta hubs. A significant interruption or disruption in service at the Atlanta Airport or at one of our other hubs could have a serious impact on our business, financial condition and operating results.

We are increasingly dependent on technology in our operations, and if our technology fails or we are unable to continue to invest in new technology, our business may be adversely affected.

      We are increasingly dependent on technology initiatives to reduce costs and to enhance customer service in order to compete in the current business environment. For example, we have made significant investments in check-in kiosks, Delta Direct phone banks and related initiatives across the system. The performance and reliability of our technology are critical to our ability to attract and retain customers and our ability to compete effectively. In this challenging business environment, we may not be able to continue to make sufficient capital investments in our technology infrastructure to deliver these expected benefits.

      In addition, any internal technology error or failure, or large scale external interruption in technology infrastructure we depend on, such as power, telecommunications or the internet, may disrupt our technology network. Any individual, sustained or repeated failure of our technology could impact our customer service and result in increased costs. Like all companies, our technology systems may be vulnerable to a variety of sources of interruption due to events beyond our control, including natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. While we have in place, and continue to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly to prevent a business disruption and its adverse financial consequences to our business.

If we experience further losses of our senior management and other key employees, our operating results could be adversely affected, and we may not be able to attract and retain additional qualified management personnel.

      We are dependent on the experience and industry knowledge of our officers and other key employees to execute our business plans. Our deteriorating financial performance creates uncertainty that may lead to departures of our officers and key employees. If we were to experience a substantial turnover in our leadership, our performance could be materially adversely impacted. Additionally, we may be unable to attract and retain additional qualified executives as needed in the future.

Employee strikes and other labor-related disruptions may adversely affect our operations.

      Our business is labor intensive, requiring large numbers of pilots, flight attendants, mechanics and other personnel. Approximately 18% of our workforce is unionized. Strikes or labor disputes with our and our affiliates’ unionized employees may adversely affect our ability to conduct our business. Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act, which provides that a collective bargaining agreement between an airline and a labor union does not expire, but instead becomes amendable as of a stated date. Our collective bargaining agreement with ALPA, which represents our pilots, becomes amendable on December 31, 2009. Our wholly-owned subsidiary, Atlantic Southeast Airlines, Inc. (“ASA”), is in collective bargaining negotiations with ALPA, which represents ASA’s pilots, and with the Association of Flight Attendants, which represents ASA’s flight attendants. The outcome of these collective bargaining negotiations cannot presently be determined. In addition to the ASA negotiations, if we or our affiliates are unable to reach agreement with any of our unionized work groups on future negotiations regarding the terms of their collective bargaining agreements, or if additional segments of our workforce become unionized, we may be subject to work interruptions or stoppages.

We are facing significant litigation, including litigation arising from the terrorist attacks on September 11, 2001, and if any such significant litigation is concluded in a manner adverse to us, our financial condition and operating results could be materially adversely affected.

      We are involved in legal proceedings relating to antitrust matters, employment practices, environmental issues and other matters concerning our business. We are also a defendant in numerous lawsuits arising out of the terrorist attacks of September 11, 2001. It appears that the plaintiffs in these September 11 actions are alleging that we and many other air carriers are jointly liable for damages resulting from the terrorist attacks based on a theory of shared responsibility for passenger security screening at Boston Logan International Airport, Washington Dulles International Airport and Newark Liberty International Airport. These lawsuits, which are in preliminary stages, generally seek unspecified damages, including punitive damages. Although federal law limits the financial liability of any air carrier for compensatory and punitive damages arising out of the September 11 terrorist attacks to no more than the limits of liability insurance coverage maintained by the air carrier, it is possible that we may be required to pay damages in the event of our insurer’s insolvency or otherwise.

      While we cannot reasonably estimate the potential loss for certain of our legal proceedings because, for example, the litigation is in its early stages or the plaintiff does not specify damages being sought, if the outcome of any significant litigation is adverse to us, our financial condition and operating results could be materially adversely impacted.

We are at risk of losses and adverse publicity stemming from any accident involving our aircraft.

      If one of our aircraft were to crash or be involved in an accident, we could be exposed to significant tort liability. The insurance we carry to cover damages arising from any future accidents may be inadequate. In the event that our insurance is not adequate, we may be forced to bear substantial losses from an accident. In addition, any accident involving an aircraft that we operate or an airline that is one of our codeshare partners could create a public perception that our aircraft are not safe or reliable, which could harm our reputation, result in air travelers being reluctant to fly on our aircraft and harm our business.

Issuances of equity in connection with our restructuring increase the likelihood that in the future our ability to utilize our federal income tax net operating loss carryforwards may be limited.

      Under federal income tax law, a corporation is generally permitted to deduct from taxable income in any year net operating losses carried forward from prior years. We have net operating loss carryforwards of approximately $7.1 billion as of December 31, 2004. Our ability to deduct net operating loss carryforwards could be subject to a significant limitation if we were to seek to restructure our costs under Chapter 11 of the U.S. Bankruptcy Code and undergo an “ownership change” for purposes of Section 382 of the Internal Revenue Code of 1986, as amended (an “Ownership Change”). Even outside of a Chapter 11 restructuring, there can be no assurances that future actions by us or third party will not trigger an Ownership Change resulting in a limitation on our ability to deduct net operating loss carryforwards.

Arthur Andersen LLP audited certain financial information contained in this prospectus. In the event such financial information is later determined to contain false statements, you may be unable to recover damages from Arthur Andersen LLP.

      Our consolidated statements of operations, cash flows and shareowner’s equity for the year ended December 31, 2001 were audited by Arthur Andersen LLP. Arthur Andersen LLP has ceased operations in the United States. As a result, you will be limited in your ability to recover damages from Arthur Andersen LLP under the Securities Act if it is later determined that there are false statements included in this prospectus that have been prepared in reliance on financial statements audited by Arthur Andersen LLP.

Risks Relating to the Airline Industry

The airline industry has changed fundamentally since the terrorist attacks on September 11, 2001, and our business, financial condition and operating results have been materially adversely affected.

      Since the terrorist attacks of September 11, 2001, the airline industry has experienced fundamental and permanent changes, including substantial revenue declines and cost increases, which have resulted in industry-wide liquidity issues. The terrorist attacks significantly reduced the demand for air travel, and additional terrorist activity involving the airline industry could have an equal or greater impact. Although global economic conditions have improved from their depressed levels after September 11, 2001, the airline industry has continued to experience a reduction in high-yield business travel and increased price sensitivity in customers’ purchasing behavior. In addition, aircraft fuel prices have recently been at historically high levels. The airline industry has continued to add or restore capacity despite these conditions. We expect all of these conditions will continue and may adversely impact our operations and profitability.

Bankruptcies and other restructuring efforts by our competitors have put us at a competitive disadvantage.

      Since September 11, 2001, several air carriers have sought to reorganize under Chapter 11 of the U.S. Bankruptcy Code, including United Airlines, the second-largest U.S. air carrier, US Airways, the seventh largest U.S. air carrier, ATA Airlines, the tenth-largest U.S. air carrier, and several smaller competitors. Since filing for Chapter 11 on August 11, 2002, US Airways emerged from bankruptcy, but announced on September 12, 2004 that it is again seeking to reorganize under Chapter 11 of the U.S. Bankruptcy Code. Additionally, American Airlines restructured certain labor costs and lowered its operating cost base. These reorganizations and restructurings have enabled these competitors to significantly lower their operating costs. Our unit costs went from being among the lowest of the hub-and-spoke carriers to among the highest, a result that placed us at a serious competitive disadvantage. While we believe that the $5 billion in targeted annual benefits (compared to 2002) from our transformation plan, including $1 billion in long-term annual cost savings achieved through the new collective bargaining agreement with our pilots, will contribute to a reduction of our unit costs, our cost structure will still be higher than that of low cost carriers.

The airline industry is highly competitive, and if we cannot successfully compete in the marketplace, our business, financial condition and operating results will be materially adversely affected.

      We face significant competition with respect to routes, services and fares. Our domestic routes are subject to competition from both new and established carriers, some of which have substantially lower costs than we do and provide service at lower fares to destinations served by us. Our revenues continue to be materially adversely impacted by the growth of low-cost carriers, with which we compete in most of our markets. Significant expansion by low-cost carriers to our hub airports could have an adverse impact on our business. We also face increasing competition in smaller to medium-sized markets from rapidly expanding regional jet operators. In addition, we compete with foreign carriers, both on interior U.S. routes, due to marketing and codesharing arrangements, and in international markets.

The airline industry is subject to extensive government regulation, and new regulations may increase our operating costs.

      Airlines are subject to extensive regulatory and legal compliance requirements that result in significant costs. For instance, the Federal Aviation Administration (“FAA”) from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that necessitate significant expenditures. We expect to continue incurring expenses to comply with the FAA’s regulations.

      Other laws, regulations, taxes and airport rates and charges have also been imposed from time to time that significantly increase the cost of airline operations or reduce revenues. For example, the Aviation and Transportation Security Act, which became law in November 2001, mandates the federalization of certain airport security procedures and imposes additional security requirements on airports and airlines, most of which are funded by a per ticket tax on passengers and a tax on airlines. Due to the weak revenue environment, this action has negatively impacted our revenues because we have not been able to increase our fares to pass these fees on to our customers.

      Furthermore, we and other U.S. carriers are subject to domestic and foreign laws regarding privacy of passenger and employee data that are not consistent in all countries in which we operate. In addition to the heightened level of concern regarding privacy of passenger data in the United States, certain European government agencies are initiating inquiries into airline privacy practices. Compliance with these regulatory regimes is expected to result in additional operating costs and could impact our operations and any future expansion.

Our insurance costs have increased substantially as a result of the September 11 terrorist attacks, and further increases in insurance costs or reductions in coverage could have a material adverse impact on our business and operating results.

      As a result of the terrorist attacks on September 11, 2001, aviation insurers significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons (other than employees or passengers) for claims resulting from acts of terrorism, war or similar events. At the same time, aviation insurers significantly increased the premiums for such coverage and for aviation insurance in general. The U.S. government is currently providing U.S. airlines with war-risk insurance to cover losses, including those resulting from terrorism, to passengers, third parties (ground damage) and the aircraft hull. The coverage extends through August 31, 2005 (with a possible extension to December 31, 2005 at the discretion of the Secretary of Transportation). The withdrawal of government support of airline war-risk insurance would require us to obtain war-risk insurance coverage commercially. Such commercial insurance could have substantially less desirable coverage than currently provided by the US government, may not be adequate to protect our risk of loss from future acts of terrorism, may result in a material increase to our operating expenses and may result in an interruption to our operations.

Risks Relating to the Notes

The notes rank below our secured debt and the liabilities of our subsidiaries.

      The notes are our senior unsecured obligations and rank equal in right of payment to all of our other existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing that indebtedness. The notes are also structurally subordinated to all liabilities of our subsidiaries.

      A substantial portion of our debt is secured by our assets, substantially all of which are subject to liens. As a result, holders of our secured debt will have a claim to those assets prior to any claim that you may have to those assets. Further, the indenture governing the notes does not limit our ability to create additional indebtedness or to secure any such indebtedness with additional assets. If we incur additional indebtedness and secure such indebtedness with our assets, your rights to receive payments under the notes will effectively be junior to the rights of the holders of such future secured indebtedness.

      The notes are obligations exclusively of Delta. Our subsidiaries are separate and distinct legal entities, and have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations. Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, are expressly subordinated to the claims of that subsidiary’s creditors. The indenture governing the notes does not restrict the ability of our subsidiaries to incur additional indebtedness. Furthermore, our claim against any of our subsidiaries with respect to intercompany loans that we have made to that subsidiary is expressly subordinated to that subsidiary’s obligations, if any, as guarantor of our credit facilities with GE Commercial Finance and Amex.

      As of December 31, 2004, we had approximately $13.9 billion (unaudited) of total consolidated indebtedness, including capital leases. As of December 31, 2004, we had approximately $6.6 billion of secured indebtedness (excluding secured indebtedness of our subsidiaries); and approximately $2.3 billion of subsidiary indebtedness.

An active trading market may not develop for the notes and holders of the notes may not be able to resell the notes.

      The notes are new securities and no market exists where holders of the notes can resell them. No assurance can be given as to:

•	the liquidity of any such market that may develop;

•	the ability of holders of the notes to sell their notes; or

•	the price at which the holders of the notes would be able to sell their notes.

      As a result, the ability of the holders of the notes to resell the notes may be limited. We do not intend to apply for listing of the notes on any securities exchange or for quotation through the NASDAQ National Market.

Changes in our credit rating or the credit markets could adversely affect the price of the notes.

      The price for the notes depends on many factors, including:

•	our credit rating with major credit rating agencies;

•	the prevailing interest rates being paid by other companies similar to us;

•	the market price of our common stock;

•	our financial condition, financial performance and future prospects; and

•	the overall condition of the financial markets.

      The conditions of the credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the price of the notes.

      In addition, credit rating agencies continually review their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the airline industry as a whole and may change their credit rating for us based on their overall view of our industry. We cannot be sure that credit rating agencies will maintain their credit ratings on the notes. A negative change in our credit rating could have an adverse effect on the price of the notes.

Risk Relating to the Common Stock

Our common stock price may be volatile.

      The market price of our common stock has been and could in the future be subject to significant fluctuations in response to:

•	our ability to achieve our cost reduction targets;

•	our ability to meet our liquidity needs;

•	our ability to meet the transformation plan;

•	variations in our quarterly operating results or those of other companies in our industry;

•	developments in the airline industry;

•	general economic conditions; and

•	changes in securities analysts’ recommendations regarding us or our securities.

      In addition, the stock market in recent years has experienced significant price and volume fluctuations which have affected the market price of shares of common stock of airlines and which have often been unrelated to or disproportionately affected by the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the shares of our common stock.

Common shares eligible for future sale may cause the market price for our common stock to drop significantly, regardless of how our business performs.

      If our existing shareholders sell our common stock in the market, or if there is a perception that significant sales may occur, the market price of our common stock could drop significantly. In connection with our out-of-court restructuring we issued an aggregate of 9,842,778 shares of our common stock to holders of our some of our debt and aircraft lenders and lessors, all of which are covered by the registration statement of which this prospectus is a part. Also in connection with our out-of-court restructuring, we granted options to purchase approximately 62.2 million shares of our common stock to employees under broad-based employee stock option plans. These options become exercisable in three equal installments on the first, second and third anniversaries of the grant date.

      Additional issuances of common stock would dilute the ownership percentage of existing shareholders and may dilute the earnings per share of our common stock. As of December 31, 2004, 139,830,443 shares of our common stock were issued and outstanding. Assuming (1) all of our 8.00% convertible senior notes (conversion rate of 35.7143 shares of common stock per $1,000 principal amount of 8.00% Notes, subject to adjustment in certain circumstances, which is equivalent to a conversion price of approximately $28.00 per share of common stock), 2 7/8% convertible senior notes (conversion rate of 73.6106 shares of common stock per $1,000 principal amount of 2 7/8% Notes, subject to adjustment in certain circumstances, which is equivalent to a conversion price of approximately $13.59 per share of common stock) and the Series B Convertible Preferred Stock (conversion rate of approximately 1.7155 shares of common stock per share of preferred stock, subject to adjustment in certain circumstances, which is equivalent to a conversion price of $41.97 per share of common stock) outstanding as of December 31, 2004 are converted into common stock at the applicable conversion rates and (2) all shares reserved under our broad-based employee stock option plans, our 2000 Performance Compensation Plan, our Non-Employee Directors’ Stock Option Plan and our Non-Employee Directors’ Stock Plan were issued, the number of shares of our common stock outstanding would increase by approximately 149,962,951 shares to approximately 289,793,394 shares. In addition, subject to rules adopted by the New York Stock Exchange, our board of directors has the authority to issue additional shares of our authorized but unissued common stock without the approval of our shareholders.

      Under Delaware General Corporation Law (“Delaware law”), a company may pay dividends on its stock only (1) out of its “surplus,” as defined, or (2) from its net profits for the fiscal year in which the dividend is paid or from its net profits for the preceding fiscal year. Delaware law also prohibits a company from redeeming or purchasing its stock for cash or other property, unless the company has sufficient “surplus.” Our Board of Directors took the following actions, effective during December 2003, related to our Series B Preferred Stock to comply with Delaware law:

•	Suspended indefinitely the payment of dividends on our Series B Preferred Stock. Unpaid dividends on the Series B Preferred Stock will accrue without interest, until paid, at a rate of $4.32 per share per year. The Series B Preferred Stock is held by Fidelity Management Trust Company in its capacity as trustee for the Delta Family-Care Savings Plan (the “Savings Plan”), a broad-based employee benefit plan.

•	Changed the form of payment we use to redeem shares of Series B Preferred Stock when redemptions are required under the Savings Plan. For the indefinite future, we will pay the redemption price of the Series B Preferred Stock in shares of our common stock rather than in cash.

      We are generally required to redeem shares of Series B Preferred Stock (1) to provide for distributions of the accounts of Savings Plan participants who terminate employment with us and request a distribution and (2) to implement annual diversification elections by Savings Plan participants who are at least 55 and have participated in the Savings Plan for at least ten years. In these circumstances, shares of Series B Preferred Stock are redeemable at a price equal to the greater of (1) $72.00 per share or (2) the fair value of the shares of our common stock issuable upon conversion of the Series B Preferred Stock to be redeemed, plus, in either case, accrued but unpaid dividends on such shares of Series B Preferred Stock. Under the terms of the Series B Preferred Stock, we may pay the redemption price in cash, shares of our common stock (valued at fair value), or in a combination thereof.

      During the twelve months ended December 31, 2004, we issued 6,330,551 shares of common stock under the Savings Plan to redeem 421,979 shares of Series B Preferred Stock. The number of shares of our common stock necessary to redeem Series B Preferred Stock in the future will depend on various factors, including the duration of the period during which we may not redeem Series B Preferred Stock for cash under Delaware Law; the fair value of Delta common stock when Series B Preferred Stock is redeemed; and the number of shares of Series B Preferred Stock redeemed by Savings Plan participants who terminate their employment with us or elect to diversify their Savings Plan accounts.

      At December 31, 2004, 5,417,735 shares of Series B Preferred Stock were issued and outstanding. At December 31, 2004, 3,817,235 shares of Series B Preferred Stock were allocated to the accounts of Savings Plan participants; the remaining shares are available for allocation in the future.

      The independent fiduciary of the Savings Plan recently sold certain of the shares of common stock held by the Savings Plan. Sales of our common stock by the Savings Plan may adversely affect the market price of our common stock.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the notes or the common stock by any selling securityholder.

COMMON STOCK AND DIVIDEND DATA

      Our common stock is listed on the New York Stock Exchange under the symbol “DAL.” The following table sets forth, for the periods indicated, the highest and lowest sale prices for our common stock, as reported on the New York Stock Exchange, as well as cash dividends paid per common share.

			Cash Dividends
			per Common
	High	Low	Share

Fiscal 2002
First Quarter	$38.69	$28.52	$0.025
Second Quarter	32.65	18.30	0.025
Third Quarter	20.12	8.30	0.025
Fourth Quarter	14.09	6.10	0.025
Fiscal 2003
First Quarter	$14.00	$6.56	$0.025
Second Quarter	16.05	8.76	0.025
Third Quarter	15.47	10.26	—
Fourth Quarter	15.28	10.45	—
Fiscal 2004
First Quarter	$13.20	$7.00	—
Second Quarter	8.59	4.53	—
Third Quarter	7.25	2.78	—
Fourth Quarter	8.17	2.75	—
Fiscal 2005
First Quarter (through February 9)	$7.78	$4.39	—

      As of December 31, 2004, there were approximately 22,148 holders of record of our common stock. On February 9, 2005, the last reported sale price of our common stock on the New York Stock Exchange was $5.62.

      We paid a regular quarterly cash dividend of $0.025 per share of common stock for each quarter of fiscal years 2001 and 2002, and the first two quarters of 2003. On July 24, 2003, our board of directors announced that we would immediately discontinue the payment of quarterly common stock cash dividends. On November 12, 2003, our board of directors announced that we would suspend indefinitely the payment of semi-annual dividend payments on our Series B Preferred Stock due to applicable restrictions under Delaware law. To comply with Delaware Law, our board of directors also changed the form of payment we will use to redeem shares of Series B Preferred Stock when redemptions are required under our Savings Plan. As of December 1, 2003, we began using shares of our common stock rather than cash to redeem Series B Preferred Stock when redemptions are required under the Savings Plan. See “Description of Capital Stock — Series B Preferred Stock — General.”

      Our dividend policy is reviewed from time to time by the board of directors. Future common stock dividend decisions will take into account our then current business results, cash requirements and financial condition. The payment of dividends is also restricted by our credit facilities with GE Commercial Finance and Amex (each as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Transactions” below).

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data of Delta should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes to the consolidated financial statements included elsewhere in this prospectus (the “Consolidated Financial Statements”). The consolidated summary of operations data for each of the fiscal years in the five-year period ended December 31, 2003 are derived from our audited Consolidated Financial Statements. The consolidated summary of operations data should be read in conjunction with, and are qualified by reference to, the Consolidated Financial Statements included elsewhere in this prospectus. The consolidated statement of operations data for the nine-month periods ended September 30, 2004 and 2003 and the consolidated balance sheet data as of September 30, 2004 are derived from Delta’s unaudited consolidated financial statements (the “Condensed Consolidated Financial Statements”) which, in our opinion, have been prepared on the same basis as the Consolidated Financial Statements and reflect all adjustments necessary for a fair presentation of Delta’s results of operations and financial position. Results for the nine months ended September 30, 2004 are not necessarily indicative of results that may be expected for the full fiscal year ending December 31, 2004.

Consolidated Summary of Operations

For the Years Ended December 31, 2003-1999 and Nine Months Ended September 30, 2004 and 2003

Nine Months
Ended
Year Ended December 31,	September 30,

2003(1)	2002(2)	2001(3)	2000(4)	1999(5)	2004(6)	2003(7)

(In millions, except per share data)
Operating revenues(8)	$14,087	$13,866	$13,879	$16,741	$14,883	$11,361	$10,477
Operating expenses(8)	14,872	15,175	15,481	15,104	13,565	12,413	10,897
Operating income (loss)	(785)	(1,309)	(1,602)	1,637	1,318	(1,052)	(420)
Interest expense, net(9)	(721)	(629)	(410)	(257)	(126)	(574)	(532)
Miscellaneous income (expense), net(10)	326	17	80	328	901	(10)	291
Gain (loss) on extinguishment of debt, net	—	(42)	—	—	—	1	—
Fair value adjustments of SFAS 133 derivatives	(9)	(39)	68	(159)	—	(44)	(16)
Income (loss) before income taxes and cumulative effect of change in accounting principle	(1,189)	(2,002)	(1,864)	1,549	2,093	(1,679)	(677)
Income tax benefit (provision)	416	730	648	(621)	(831)	(1,313)	231
Net income (loss) before cumulative effect of change in accounting principle	(773)	(1,272)	(1,216)	928	1,262	(2,992)	(446)
Net income (loss) after cumulative effect of change in accounting principle	(773)	(1,272)	(1,216)	828	1,208	(2,992)	(446)
Preferred stock dividends	(17)	(15)	(14)	(13)	(12)	(14)	(12)
Net income (loss) attributable to common shareowners	$(790)	$(1,287)	$(1,230)	$815	$1,196	$(3,006)	$(458)
Earnings (loss) per share before cumulative effect of change in accounting principle
Basic	$(6.40)	$(10.44)	$(9.99)	$7.39	$9.05	$(24.06)	$(3.71)
Diluted	$(6.40)	$(10.44)	$(9.99)	$7.05	$8.52	$(24.06)	$(3.71)
Earnings (loss) per share
Basic	$(6.40)	$(10.44)	$(9.99)	$6.58	$8.66	$(24.06)	$(3.71)
Diluted	$(6.40)	$(10.44)	$(9.99)	$6.28	$8.15	$(24.06)	$(3.71)
Dividends declared per common share	$0.05	$0.10	$0.10	$0.10	$0.10	$—	$0.05
Ratio of earnings (loss) to fixed charges(11)	0.19	x	(0.51x	)	(0.51x	)	2.37	x	3.55	x	(0.51x	)	(0.39x	)

Other Financial and Statistical Data

As of December 31, 2003-1999 and September 30, 2004

											Nine Months
	Year Ended December 31,										Ended
											September 30,
	2003(1)		2002(2)		2001(3)		2000(4)		1999(5)		2004(6)

Total assets (millions)	$25,939		$24,303		$23,605		$21,931		$19,942		$23,526
Long-term debt and capital leases (excluding current maturities) (millions)	$11,538		$10,174		$8,347		$5,896		$4,303		$11,716
Shareowners’ (deficit) equity (millions)	$(659)		$893		$3,769		$5,343		$4,908		$(3,577)
Shares of common stock outstanding	123,544,945		123,359,205		123,245,666		123,013,372		132,893,470		127,504,135
Revenue passengers enplaned (thousands)	104,452		107,048		104,943		119,930		110,083		82,206
Available seat miles (millions)(8)	139,505		145,232		147,837		154,974		147,073		113,536
Revenue passenger miles (millions)(8)	102,301		104,422		101,717		112,998		106,165		85,201
Operating revenue per available seat mile(8)	10.10	¢	9.55	¢	9.39	¢	10.80	¢	10.12	¢	10.01 ¢
Passenger mile yield(8)	12.73	¢	12.26	¢	12.74	¢	13.86	¢	13.14	¢	12.28 ¢
Operating cost per available seat mile(8)	10.66	¢	10.45	¢	10.47	¢	9.75	¢	9.22	¢	10.93 ¢
Passenger load factor(8)	73.33%		71.90%		68.80%		72.91%		72.18%		75.04%
Breakeven passenger load factor(8)	77.75%		79.25%		77.31%		65.29%		65.37%		82.59%
Fuel gallons consumed (millions)	2,370		2,514		2,649		2,922		2,779		1,896
Average price per fuel gallon, net of hedging gains	81.78	¢	66.94	¢	68.60	¢	67.38	¢	51.13	¢	$1.07

(1)	Includes a $268 million charge ($169 million net of tax, or $1.37 diluted EPS) for restructuring, asset writedowns, pension settlements and related items, net; a $398 million gain ($251 million net of tax, or $2.03 diluted EPS) for Appropriations Act compensation; and a $304 million gain ($191 million net of tax, or $1.55 diluted EPS) for certain other income and expense items (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”).

(2)	Includes a $439 million charge ($169 million net of tax, of $2.25 diluted EPS) for restructuring, asset writedowns, and related items, net; a $34 million gain ($22 million net of tax, or $0.17 diluted EPS) for Stabilization Act compensation; and a $94 million charge ($59 million net of tax, or $0.47 diluted EPS) for certain other income and expense items (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”).

(3)	Includes a $1.1 billion charge ($695 million net of tax, or $5.63 diluted EPS) for restructuring, asset writedowns, and related items, net; a $634 million gain ($392 million net of tax, or $3.18 diluted EPS) for Stabilization Act compensation; and a $186 million gain ($114 million net of tax, or $0.92 diluted EPS) for certain other income and expense items (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”).

(4)	Includes a $108 million charge ($66 million net of tax, or $0.50 diluted EPS) for restructuring, asset writedowns, and related items, net; a $151 million gain ($93 million net of tax, or $0.70 diluted EPS) for certain other income and expense items; and a $164 million cumulative effect, non-cash charge ($100 million net of tax, or $0.77 diluted EPS), resulting from our adoption of SFAS 133 on July 1, 2000.

(5)	Includes a $469 million charge ($286 million net of tax, or $1.94 diluted EPS) for asset writedowns; $927 million gain ($565 million net of tax, or $3.83 diluted EPS) from the sale of certain investments; an $89 million non-cash charge ($54 million net of tax, or $0.37 diluted EPS) from the cumulative effect of a change in accounting principle resulting from our adoption on January 1, 1999 of SAB 101; and a $40 million charge ($24 million net of tax, or $0.16 diluted EPS) for the early extinguishment of certain debt obligations.

(6)	Includes charges totaling $131 million ($1.05 diluted EPS) for pension settlements and a $40 million asset impairment charge ($0.32 diluted EPS) associated with our agreement to sell eight MD-11 aircraft.

(7)	Includes a $43 million charge ($27 million net of tax, or $0.22 diluted EPS) for pension benefits for workforce reduction; a $398 million gain ($251 million net of tax, or $2.03 diluted EPS) for Appropriations Act compensation and a $263 million gain ($165 million net of tax, or $1.35 diluted EPS) for certain other income and expense items.

(8)	Reflects the reclassifications discussed in Note 1 of the notes to the Consolidated Financial Statements related to our contract carrier arrangements.

(9)	Includes interest income.

(10)	Includes gains (losses) from the sale of investments.

(11)	The ratio of earnings (loss) to fixed charges represents the number of times that fixed charges are covered by earnings. Earnings (loss) represents income (loss) before income taxes, excluding the cumulative effect of a change in accounting principle, plus fixed charges and distributed income of equity investees less capitalized interest and income (loss) from equity investees. Fixed charges include interest, whether expensed or capitalized; one-half of rental expense, which Delta believes is representative of the interest factor in those periods; amortization of debt costs; and preference security dividends. Fixed charges exceeded adjusted earnings (loss) by $1.2 billion, $2.0 billion and $1.8 billion for the years ended December 31, 2003, 2002 and 2001, respectively, and $1.7 billion and $660 million for the nine months ended September 30, 2004 and 2003, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Environment

      Since the terrorist attacks on September 11, 2001, the airline industry has experienced a severely depressed revenue environment and significant cost pressures. These factors have resulted in industry-wide liquidity issues, including the restructuring of certain hub and spoke airlines due to bankruptcy or near bankruptcy.

      The continuing impact of the September 11, 2001 terrorist attacks and other events have resulted in fundamental, and what we believe will be permanent, changes in the airline industry. The revenue environment continues to be severely impacted by the following factors:

•	the continuing growth of low-cost carriers with which we compete in most of our domestic markets;

•	high industry capacity, resulting in significant fare discounting to stimulate traffic; and

•	increased price sensitivity by our customers, enhanced by the availability of airline fare information on the Internet.

      We recorded a substantial net loss in each of the years ended December 31, 2003, 2002 and 2001. During 2004, our financial performance continued to deteriorate. In light of our significant losses and the decline in our cash and cash equivalents, we are making permanent structural changes which are intended to appropriately align our cost structure with the revenue we can generate in this business environment and to enable us to compete with low-cost carriers.

     Our Transformation Plan

      In 2002, we began our profit improvement program, which had a goal of reducing our unit costs and increasing our revenues. We made significant progress under this program, but increases in aircraft fuel prices and pension and related expense, and declining domestic passenger mile yields, have historically offset a large portion of these benefits. Accordingly, we will need substantial further reductions in our cost structure to achieve viability.

      At the end of 2003, we began a strategic reassessment of our business. The goal of this project was to develop and implement a comprehensive and competitive business strategy that addresses the airline industry environment and positions us to achieve long-term success. As part of this project, we evaluated the appropriate cost reduction targets and the actions we should take to seek to achieve these targets. Key elements of our transformation plan include:

•	Redesigning our Atlanta operation from a banked to a continuous hub to increase capacity with the same number of aircraft, to improve reliability and to reduce congestion. We implemented this initiative in January 2005.

•	Dehubbing our Dallas/ Ft. Worth operation and redeploying aircraft used in that market to grow our hub operations in Atlanta, Cincinnati and Salt Lake City, as well as offering new destinations and expanded frequencies in key focus cities such as New York City and Orlando. We implemented this initiative in January 2005.

•	Growing Song, our low-fare operation, to 48 aircraft by converting 12 Mainline aircraft to Song service. In January 2005, we announced plans for Song to begin nonstop service from New York-JFK to Los Angeles, San Francisco, Seattle, San Juan and Aruba.

•	Reducing fleet complexity by retiring up to four aircraft types in approximately four years and increasing overall fleet utilization and efficiency.

•	Eliminating 6,000 to 7,000 non-pilot jobs by December 2005, lowering management overhead costs by approximately 15% and reducing pay and benefits, including an across-the-board 10% pay reduction for non-pilot employees.

•	Reducing significantly our pilot cost structure. In November 2004, we entered into an agreement with our pilots that will provide us with $1 billion in long-term, annual cost savings.

•	Creating incentive programs for U.S.-based employees (excluding officers and director-level employees), which include (1) stock options; (2) profit sharing if our annual pre-tax income exceeds specified thresholds; and (3) monthly payments of up to $100 per employee based on our customer satisfaction and operational performance ratings. In November 2004, we granted stock options to purchase a total of 62 million shares of our common stock to approximately 60,000 employees, including pilots.

•	Updating and upgrading customer products and services, including aircraft interiors and website functionality, and continuing two-class service in mainline operations.

      Our transformation plan is intended to deliver approximately $5 billion in annual benefits by the end of 2006 (as compared to 2002) while also improving the service we provide to our customers. By the end of 2004, we achieved approximately $2.3 billion of the $5 billion in targeted benefits under our profit improvement program. We have identified, and begun implementation of, the following key initiatives to obtain the remaining $2.7 billion in targeted benefits, which we believe we are on track to achieve by the end of 2006:

	2005	2006

	(In millions)
Non-pilot operational improvements	$1,075	$1,600
Pilot cost reduction	900	1,000
Other benefits	135	125

Total	$2,110	$2,725

      Non-Pilot Operational Improvements. The targeted $1.6 billion of non-pilot operational improvements by the end of 2006 includes the following, which are discussed further below:

	2005	2006

	(In millions)
Incremental profit improvement initiatives	$600	$1,000
Non-pilot pay and benefit savings	350	350
Dehubbing of Dallas/ Ft. Worth operations	75	100
Continuous hub redesign	50	150

Total non-pilot operational improvements	$1,075	$1,600

      Incremental profit improvement initiatives consist of cost savings and revenue enhancements. These include technology and productivity enhancements, including improvements in airport processes, maintenance and distribution efficiency; and overhead reductions, including the elimination of 6,000 to 7,000 non-pilot jobs. Approximately 3,400 employees have already elected to participate in voluntary workforce reduction programs.

      Non-pilot pay and benefit savings are attributable to salary and benefit reductions. The $350 million of estimated savings includes: (1) an across-the-board, 10% pay reduction for executives and supervisory, administrative, and frontline employees that was effective January 1, 2005; (2) increases to the shared cost of healthcare coverage; (3) the elimination of a healthcare coverage subsidy for employees who retire after January 1, 2006; and (4) reduced vacation time.

      In January 2005, we dehubbed our Dallas/ Ft. Worth operations and redeployed aircraft from that market to grow our hub operations in Atlanta, Cincinnati and Salt Lake City. We expect to benefit from this initiative through incremental revenue from the redeployment of these aircraft.

      In January 2005, we also redesigned our Atlanta operation from a banked to a continuous hub. Although we expect to incur incremental costs under this initiative, we expect the related incremental revenue will more than offset these costs. We expect the net benefit to increase as we expand this initiative outside of Atlanta.

      We have recorded significant adjustments in 2004 in connection with some of our non-pilot operational initiatives. These adjustments include (1) a $527 million gain related to the elimination of the healthcare coverage subsidy for employees who retire after January 1, 2006, and (2) a $194 million charge related to voluntary and involuntary workforce reduction programs.

      It is likely we will record additional adjustments relating to our non-pilot operational initiatives, including charges related to certain facility closures, but we are not able to reasonably estimate at this time the amount or timing of any such adjustments. The targeted benefits in the table above have not been increased or decreased by any gains or charges described in this or the preceding paragraph.

      Pilot Cost Reduction. Our pilot cost structure was significantly higher than that of our competitors and needed to be reduced in order for us to compete effectively. On November 11, 2004, we and our pilots union entered into an agreement that will provide us with $1 billion in long-term, annual cost savings through a combination of changes in wages, pension and other benefits and work rules. The agreement (1) includes a 32.5% reduction to base pay rates on December 1, 2004; (2) does not include any scheduled increases in base pay rates; and (3) includes benefit changes such as a 16% reduction in vacation pay, increased cost sharing for active pilot and retiree medical benefits, the amendment of the defined benefit pension plan to stop service accrual as of December 31, 2004, and the establishment of a defined contribution pension plan as of January 1, 2005. The agreement also states certain limitations on our ability to seek to modify it if we file for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The agreement becomes amendable on December 31, 2009.

      Other Benefits. Our transformation plan also targets other benefits through concessions from aircraft lessors, creditors and other vendors. During the December 2004 quarter, we entered into agreements with aircraft lessors and lenders under which we expect to receive average annual concessions of approximately $57 million between 2005 and 2009; we issued an aggregate of 4,354,724 shares of our common stock to the aircraft lessors and lenders in these transactions. We also reached agreements with about 115 suppliers under which we expect to realize average annual benefits of approximately $46 million over the next three years.

     SimpliFarestm

      In January 2005, we announced the expansion of our SimpliFares initiative within the 48 contiguous United States. An important part of our transformation plan, SimpliFares is a fundamental change in our pricing structure which is intended to better meet customer needs; to simplify our business; and to assist us achieve a lower cost structure. Under SimpliFares, we lowered unrestricted fares on some routes by as much as 50%; reduced the number of fare categories; implemented a fare cap; and eliminated the Saturday-night stay requirement that existed for certain fares. While SimpliFares is expected to have a negative impact on our operating results for some period, we believe it will provide net benefits to us over the longer term by stimulating traffic; improving productivity by simplifying our product; and increasing customer usage of delta.com, our lowest cost distribution channel.

     Liquidity

      Due to the difficult revenue environment, historically high fuel prices and other cost pressures, we borrowed $2.4 billion in 2004 to fund daily operations and capital requirements, repay debt obligations and increase our liquidity. These borrowings included $830 million that we obtained during the December 2004 quarter under our previously announced financing agreements with GE Commercial Finance and Amex. These new financing agreements are essential elements of our ongoing restructuring efforts. Our borrowings under these agreements are secured by substantially all of our assets that were unencumbered immediately prior to the consummation of those agreements. During 2004, we also deferred to later years certain debt obligations that were due in 2004, 2005 and 2006. For additional information about our financing agreements with GE Commercial Finance and Amex, as well as our deferrals of debt during 2004, see “— Financial Condition and Liquidity — Recent Transactions.”

      At December 31, 2004, we had cash and cash equivalents totaling $1.8 billion. We expect to borrow in March 2005 the final installment of $250 million under our financing agreement with Amex. In addition, we have commitments from a third party to finance on a long-term secured basis our purchase of 32 regional jet aircraft to be delivered to us in 2005 (“Regional Jet Credit Facility”). We have no other undrawn lines of credit.

      We have significant obligations due in 2005 and thereafter. Our obligations due in 2005 include approximately (1) $1.1 billion in operating lease payments; (2) $1.0 billion in interest payments, which may vary as interest rates change on our $5 billion principal amount of variable rate debt; (3) $400 million to $450 million of estimated funding for our defined benefit pension and defined contribution plans; and (4) $630 million in debt maturities. We continue to seek to defer debt with maturities in 2005 and 2006. For additional information about our contractual commitments as of December 31, 2003, see “— Financial Condition and Liquidity — Contractual Obligations.”

      During 2005, we expect capital expenditures to be approximately $1.0 billion. This covers approximately $540 million for aircraft expenditures, which includes $520 million to purchase 32 regional jets which we intend to finance under the Regional Jet Credit Facility. Our anticipated capital expenditures for 2005 also include approximately $215 million for aircraft parts and modifications, and approximately $285 million for non-fleet capital expenditures.

      As discussed above, we do not expect to achieve the full $5 billion in targeted benefits under our transformation plan until the end of 2006. As we transition to a lower cost structure, we continue to face significant challenges due to low passenger mile yields, historically high fuel prices and other cost pressures related to interest and pension and related expense. Accordingly, we believe that we will record a substantial net loss in 2005, and that our cash flows from operations will not be sufficient to meet all of our liquidity needs for that period.

      We currently expect to meet our liquidity needs for 2005 from cash flows from operations, our available cash and cash equivalents, the Regional Jet Credit Facility, and the final $250 million borrowing under our financing agreement with Amex. Because substantially all of our assets are encumbered and our credit ratings have been substantially lowered, we do not expect to be able to obtain any material amount of additional debt financing. Unless we are able to sell assets or access the capital markets by issuing equity or convertible debt securities, we expect that our cash and cash equivalents will be substantially lower at December 31, 2005 than at the end of 2004.

      Our financing agreements with GE Commercial Finance and Amex include covenants that impose substantial restrictions on our financial and business operations, including covenants that require us (1) to maintain specified levels of cash and cash equivalents and (2) to achieve certain levels of EBITDAR (earnings before interest, taxes, depreciation, amortization and aircraft rent, as defined). Although under our business plan we expect to be in compliance with these covenants in 2005, we do not expect to exceed either of the required levels by a significant margin. Accordingly, if any of the assumptions underlying our business plan proves to be incorrect, we might not be in compliance with these covenants, which could result in the outstanding borrowings under these agreements becoming immediately due and payable (unless the lenders waive these covenant violations). If this were to occur, we would need to seek to restructure under Chapter 11 of the U.S. Bankruptcy Code.

      Many of the material assumptions underlying our business plan are not within our control. These assumptions include that (1) we achieve in 2005 all the benefits of our transformation plan targeted to be achieved in that year and (2) the average annual jet fuel price per gallon in 2005 is approximately $1.22 (with each 1¢ increase in the average annual jet fuel price per gallon increasing our liquidity needs by approximately $25 million per year, unless we are successful in offsetting some or all of this increase through fare increases or additional cost reduction initiatives). Our business plan also includes significant assumptions about the passenger mile yield (which we expect to be lower in 2005 as compared to 2004), interest rates, our ability to generate incremental revenues, our pension funding obligations and credit card processor holdbacks. For additional information about our liquidity needs and the assumptions underlying our business plan, see “Risk Factors — Risks Relating to Delta — We have substantial liquidity needs, and there is no assurance that we will be able to obtain the necessary financing to meet those needs on acceptable terms, if at all.”

      If any of the assumptions underlying our business plan proves to be incorrect in any material adverse respect and we are unable to sell assets or access the capital markets, or if our level of cash and cash equivalents declines to an unacceptably low level, then we would need to seek to restructure under Chapter 11 of the U.S. Bankruptcy Code.

      For additional information about the business environment and the risks we face, see “Risk Factors — Risks Relating to Delta” and “Risk Factors — Risks Relating to the Airline Industry.”

Results of Operations — Nine Months Ended September 30, 2004 Compared to 2003

      The matters discussed above under “Business Environment” raise substantial doubt about our ability to continue as a going concern. Our Consolidated Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, our Consolidated Financial Statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Net Loss and Loss per Share

      Our unaudited consolidated net loss was $3.0 billion for the nine months ended September 30, 2004 ($24.06 diluted loss per share), compared to a net loss of $446 million ($3.71 diluted loss per share) for the nine months ended September 30, 2003. The loss for the nine months ended September 30, 2004 includes non-cash charges totaling $1.7 billion related to our (1) deferred income tax assets, (2) defined benefit pension plan for pilots and (3) agreement to sell our eight owned MD-11 aircraft. For additional information on these non-cash charges, see Notes 6, 7 and 8 of the Notes to the Condensed Consolidated Financial Statements.

Operating Revenues

      Operating revenues totaled $11.4 billion for the nine months ended September 30, 2004, an 8% increase compared to the depressed level recorded for the nine months ended September 30, 2003, particularly in international markets, due to the threatened and actual war in Iraq and the difficult revenue environment.

      Passenger revenue increased 8% on a 10% increase in capacity. The increase in passenger revenue reflects a 12% rise in Revenue Passenger Miles (“RPMs”) RPMs and a 4% decline in passenger mile yield. The increase in capacity was primarily driven by the restoration of flights that we reduced in 2003 due to the war in Iraq. The decline in the passenger mile yield reflects our lack of pricing power due to the continuing growth of low-cost carriers with which we compete in most of our domestic markets as well as increased price sensitivity by our customers, reflecting in part the availability of airline fare information on the Internet. Passenger revenue per available seat mile (“Passenger RASM”) decreased 2% to 9.21¢. Load factor increased 1.5 points to 75.0%. For additional information about factors impacting our passenger revenues for the nine months ended September 30, 2004, see the Business Environment section above.

      North American Passenger Revenues. North American passenger revenues increased 6% to $8.4 billion for the nine months ended September 30, 2004 on a capacity increase of 8%. RPMs increased 10%, while passenger mile yield fell 3%. Passenger RASM decreased 2% to 9.39¢. Load factor increased by 1.0 point to 74.0%.

      International Passenger Revenues. International passenger revenues increased 21% to $2.0 billion for the nine months ended September 30, 2004 on a capacity increase of 15%. RPMs increased 20%, while passenger mile yield increased 1%. Passenger RASM increased 5% to 8.33¢. Load factor increased by 3.2 points to 79.7%. The increases in passenger revenues, RPMs, yield and load factor are primarily due to the depressed levels in the prior year resulting from the threatened and actual war in Iraq.

      Cargo and Other Revenues. Cargo revenues increased 6% to $364 million for the nine months ended September 30, 2004. This reflects a 12% increase from our freight business due primarily to yield improvement and increased volume, which were depressed in the prior year period due to the war in Iraq. This increase was partially offset by a 6% decline due to lower mail yield. Cargo ton miles increased 8%, while cargo ton mile yield decreased 1%. Other revenues increased 19% to $536 million. The rise in other revenues reflects a 5% increase due to higher administrative service charges, a 5% increase due to miscellaneous contract revenues, a 4% increase related to codeshare relationships and a 3% increase due to higher revenue from certain mileage partnership arrangements.

Operating Expenses

      Operating expenses were $12.4 billion for the nine months ended September 30, 2004, a 14% increase over the nine months ended September 30, 2003. The increase in operating expenses was primarily due to (1) higher fuel prices in the nine months ended September 30, 2004 than in the nine months ended September 30, 2003 and (2) $398 million in government reimbursements under the Appropriations Act that were recorded as an offset to operating expenses in the September 2003 quarter. Operating capacity increased 10% to 114 billion available seat miles (“ASMs”) primarily due to the restoration of capacity that we reduced due to the war in Iraq. Operating cost per available seat mile (“CASM”) decreased 4% to 10.93¢.

      Salaries and related costs remained flat at $4.8 billion. This reflects a 3% decline due to a decrease in benefit expenses from our cost savings initiatives and a 2% decline due to lower Mainline headcount. These decreases were offset by a 2% increase due to higher pension and related expense, a 2% rise from salary rate increases primarily for our pilots under their collective bargaining agreement and a 1% increase due to growth in our wholly owned regional jet operations.

      Aircraft fuel expense increased 42%, or $601 million, to $2.0 billion, with approximately $500 million of the increase resulting from higher fuel prices, which were at historically high levels. The average fuel price per gallon increased 32% to $1.07 and total gallons consumed increased 7%.

      Approximately 11% and 72% of our aircraft fuel requirements were hedged during the nine months ended September 30, 2004 and 2003, respectively. As discussed in Note 22 of the Notes to the Consolidated Financial Statements, in February 2004, we settled all of our fuel hedge contracts prior to their scheduled settlement dates, resulting in a deferred gain of $82 million. In the nine months ended September 30, 2004, we recognized a reduction in fuel expense of $87 million, of which $67 million represents a portion of this deferred gain. The remaining $15 million of the deferred gain will be recognized during the quarter ending December 31, 2004 when the related fuel purchases that were being hedged are consumed. Our fuel expense for the nine months ended September 30, 2003 is shown net of fuel hedge gains of $131 million.

      Contracted services expense increased 12%, primarily due to a 3% increase from new contracts, a 2% increase due to technology projects, a 2% increase from the suspension of the TSA security fee in the September 2003 quarter and a 2% increase due to higher traffic.

      Expenses from our contract carrier arrangements increased 24% to $708 million, largely reflecting a 9% increase due to higher capacity under certain of these arrangements, a 6% increase from higher fuel costs and a 4% increase from higher maintenance expense.

      Aircraft maintenance materials and outside repairs increased 11%, primarily due to increased materials volume and higher costs from scheduled maintenance events.

      Other selling expenses increased 8%, primarily due to an increase in advertising costs. Passenger commissions increased 5% largely from higher incentive commissions due to higher passenger volume. Passenger service expense increased 7%, primarily due to increased traffic which was partially offset by lower expenses from our cost savings initiatives.

      Pension settlements, asset writedowns and related items, net totaled $171 million ($1.37 diluted loss per share) for the nine months ended September 30, 2004 compared to $36 million ($23 million net of tax, or $0.18 diluted loss per share) for the nine months ended September 30, 2003. Our charges for the nine months ended September 30, 2004 include two non-cash settlement charges totaling $131 million related to our defined benefit pension plan for pilots (the “Pilot Plan”) and a $40 million non-cash aircraft impairment charge related to our agreement, entered into in the September 2004 quarter, to sell eight owned MD-11 aircraft. Our net charge for the nine months ended September 2003 reflects a $43 million non-cash charge for the cost of pension and postretirement obligations for participants in our 2002 workforce reduction programs, offset by a $7 million reduction to operating expenses from revised estimates of remaining costs for certain prior year restructuring reserves. For additional information about these charges, see Notes 6, 8 and 12 of the Notes to the Condensed Consolidated Financial Statements and Note 15 of the Notes to the Consolidated Financial Statements.

      During the nine months ended September 2003, Appropriations Act reimbursements totaled $398 million ($251 million net of tax, $2.03 diluted earnings per share). These reimbursements from the U.S. government were recorded as an offset to operating expenses. For additional information about the Appropriations Act, see Note 19 of the Notes to the Consolidated Financial Statements.

      Other operating expenses increased 2%. This primarily reflects a 3% increase from higher capacity, a 3% increase related to miscellaneous contracts, a 2% increase from higher fuel taxes and a 1% increase from higher professional fees, which were partially offset by a 4% decline from lower insurance rates, a 4% decline due to lower frequent flyer program expenses and a 2% decline due to lower supplies, utilities and communications costs.

Operating Loss and Operating Margin

      We incurred an operating loss of $1.1 billion for the nine months ended September 30, 2004, compared to an operating loss of $420 million for the nine months ended September 30, 2003. Operating margin, which is the ratio of operating loss to operating revenues, was (9%) and (4%) for the nine months ended September 30, 2004 and 2003, respectively.

Other Income (Expense)

      Other expense, net for the nine months ended September 30, 2004 was $627 million, compared to other expense, net of $257 million for the nine months ended September 30, 2003. This change is primarily attributable to the following:

•	Interest expense increased $43 million for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003 primarily due to higher levels of debt outstanding.

•	Gain from sale of investments was $0 for the nine months ended September 30, 2004 compared to $284 million for the nine months ended September 30, 2003. During the September 2003 quarter, we sold our equity investment in Worldspan, recognizing a $279 million gain ($176 million net of tax, $1.42 diluted earnings per share) on that transaction.

•	Fair value adjustments of derivatives accounted for under Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) resulted in a $44 million charge for the nine months ended September 30, 2004 compared to a $16 million charge for the nine months ended September 30, 2003. These adjustments related to our equity warrants and other similar rights in certain companies and to derivative instruments used in our fuel hedging program. For additional information about SFAS 133, see Note 3 of the Notes to the Condensed Consolidated Financial Statements.

•	Miscellaneous expense, net was $10 million for the nine months ended September 30, 2004 compared to miscellaneous income, net of $7 million for the nine months ended September 30, 2003. This change is primarily due to (1) less favorable foreign currency exchange rates during the nine months ended September 30, 2004 and (2) a decrease in earnings from our equity investment in Worldspan due to our sale of that investment during the June 2003 quarter.

Income Taxes

      We account for our deferred income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” This standard requires us to periodically assess whether it is more likely than not that we will generate sufficient taxable income to realize our deferred income tax assets.

      During the June 2004 quarter, we recorded an additional valuation allowance against our deferred income tax assets, which resulted in a $1.5 billion non-cash charge ($12.30 loss per share) to income tax expense on our Consolidated Statement of Operations. We recorded this additional valuation allowance because we determined that it is unclear as to the timing of when we will generate sufficient taxable income to realize our deferred income tax assets. In addition, we will no longer recognize the tax benefit of current period losses for the foreseeable future. For additional information regarding our income taxes, see Note 7 of the Notes to the Condensed Consolidated Financial Statements.

Results of Operations — Year Ended December 31, 2003 Compared to 2002

Net Loss and Loss per Share

      We recorded a consolidated net loss of $773 million ($6.40 diluted loss per share) in 2003, compared to a consolidated net loss of $1.3 billion ($10.44 diluted loss per share) in 2002.

Operating Revenues

      Operating revenues increased 2% to $14.1 billion in 2003 compared to 2002. Passenger revenues increased 2% to $13.0 billion in 2003 compared to 2002. RPMs decreased 2% on a capacity decline of 4%, while passenger mile yield increased 4% to 12.73¢. For information about the factors negatively impacting the revenue environment, see the Business Environment section above.

      North American Passenger Revenues. North American passenger revenues increased 2% to $10.7 billion in 2003. RPMs increased 1% on a capacity decrease of 2%, while passenger mile yield increased 1%. Load factors increased by 1.6 points.

      International Passenger Revenues. International passenger revenues decreased 4% to $2.2 billion in 2003. RPMs fell 12% on a capacity decline of 14%, while passenger mile yield increased 9%. The decline in international revenue passenger miles, particularly in the Atlantic region, is due to the reduction in traffic in the period leading up to and during the military action in Iraq. The increase in passenger mile yield primarily relates to the reduction of capacity in certain markets and favorable foreign currency exchange rates.

      Cargo and Other Revenues. Cargo revenues increased 2% to $467 million in 2003. Cargo ton miles decreased 6% due to reductions in capacity, while cargo ton mile yield increased 8%. Other revenues decreased 2% to $598 million, primarily reflecting decreases due to lower revenue from certain mileage partnership arrangements as well as a decline in codeshare revenue. These decreases were partially offset by an increase in various miscellaneous revenues.

Operating Expenses

      Operating expenses totaled $14.9 billion for 2003, decreasing 2% from 2002. Operating capacity decreased 4% to 140 billion ASMs primarily due to capacity reductions implemented as a result of the military action in Iraq. Because there has been some improvement in passenger demand since the end of major military combat in Iraq in May 2003, we have now restored most of this capacity. CASM rose 2% to 10.66¢. Operating expenses and CASM reflect (1) Appropriations Act reimbursements received during 2003; (2) restructuring, asset writedowns, pension settlements and related items, net recorded during 2003 and 2002; and (3) Stabilization Act compensation recorded in 2002. These items are discussed below.

      Salaries and related costs totaled $6.3 billion in 2003, a 3% increase from 2002. This 3% increase primarily reflects (1) a 5% increase from higher pension and related expense of approximately $290 million; (2) a 2% increase due to salary rate increases primarily for pilots in the June 2003 and 2002 quarters under their collective bargaining agreement, and for mechanics in the June 2002 quarter; and (3) a 2% increase due to growth in our wholly-owned subsidiaries’ regional jet operations. These increases were partially offset by a 6% decrease due to our 2002 workforce reduction programs. The increase in pension expense mainly reflects the impact of declining interest rates, a decrease in the fair value of pension plan assets and scheduled pilot salary increases, partially offset by approximately $120 million in expense reductions from the transition of our non-pilot defined benefit pension plan to a cash balance plan. For additional information related to this transition, see Note 11 of the Notes to the Consolidated Financial Statements.

      Aircraft fuel expense totaled $1.9 billion during 2003, a 15% increase from 2002. This increase is primarily due to higher fuel prices, partially offset by capacity reductions. The average fuel price per gallon rose 22% to 81.78¢, while total gallons consumed decreased 6%. Our fuel cost is shown net of fuel hedge gains of $152 million for 2003 and $136 million for 2002. Approximately 65% and 56% of our aircraft fuel requirements were hedged during 2003 and 2002, respectively. For additional information about our fuel hedge contracts, see Note 4 of the Notes to the Consolidated Financial Statements.

      Depreciation and amortization expense rose 6% in 2003, primarily due to the acquisition of regional jet aircraft and an increase in software amortization associated with completed technology projects.

      Contracted services expense declined 12% primarily due to reduced traffic and capacity, the suspension of the air carrier security fees under the Appropriations Act between June 1, 2003 and September 30, 2003, and a decrease in contracted services across certain workgroups. For additional information about the Appropriations Act, see Note 19 of the Notes to the Consolidated Financial Statements.

      Expenses from our contract carrier arrangements increased 40% to $784 million primarily due to growth under our agreement with Chautauqua Airlines Inc. (“Chautauqua”).

      Landing fees and other rents rose 3%, primarily due to higher landing fees, adopted by airports seeking to recover lost revenue due to decreased traffic, and increased facility rates. Aircraft maintenance materials and outside repairs expense fell 11%, primarily from reduced maintenance volume and materials consumption as a result of process improvement initiatives, lower capacity and our fleet simplification program. Aircraft rent expense increased 3% mainly due to our decision in the December 2002 quarter to return our B-737-300 leased aircraft to service during 2003. For additional information related to this decision, see Note 15 of the Notes to Consolidated Financial Statements.

      Other selling expenses fell 11%. This increase primarily reflects a 9% decrease related to lower booking fees resulting from decreased traffic and a 3% decline from higher sales of mileage credits under our SkyMiles program because a portion of this revenue is recorded as an offset to other selling expenses. These decreases were partially offset by an increase in advertising expenses due to the launch of Song, our new low-fare service. Passenger commission expense declined 34%, primarily reflecting a 22% decrease from the change in our commission rate structure in 2002, which resulted in the elimination of travel agent base commissions for tickets sold in the U.S. and Canada. The decrease in passenger commissions also reflects the cancellation or renegotiation of certain travel agent contracts and a lower volume of base and incentive commissions. Passenger service expense decreased 13%, primarily reflecting a 10% decline from decreased traffic and capacity and a 7% decrease due to certain meal service-related cost savings initiatives.

      Restructuring, asset writedowns, pension settlements and related items, net totaled $268 million in 2003 compared to $439 million in 2002. Our 2003 charge consists of (1) $212 million related to settlements under the pilots’ defined benefit pension plans; (2) $43 million related to a net curtailment loss for the cost of pension and postretirement obligations for participants under our 2002 workforce reduction programs; and (3) $41 million associated with the planned sale of 11 B-737-800 aircraft. This charge was partially offset by a $28 million reduction to operating expenses from revised estimates of remaining costs associated with our restructuring activities. Our 2002 charge consists of (1) $251 million in asset writedowns; (2) $127 million related to our 2002 workforce reduction programs; (3) $93 million for the temporary carrying cost of surplus pilots and grounded aircraft; (4) $30 million due to the deferred delivery of certain Boeing aircraft; (5) $14 million for the closure of certain leased facilities; and (6) $3 million related to other items. This charge was partially offset by (1) the reversal of a $56 million reserve for future lease payments related to nine B-737-300 leased aircraft as a result of a decision in 2002 to return these aircraft to service and (2) a $23 million adjustment of certain prior year restructuring reserves based on revised estimates of remaining costs. For additional information on these restructuring, asset writedowns, pension settlements and related items, net, see Note 15 of the Notes to the Consolidated Financial Statements.

      Appropriations Act reimbursements totaled $398 million in 2003, representing reimbursements from the U.S. government to air carriers for certain passenger and air carrier security fees paid to the Transportation Security Administration (“TSA”). We recorded these amounts as a reduction to operating expenses in our Consolidated Statement of Operations. For additional information about the Appropriations Act, see Note 19 of the Notes to the Consolidated Financial Statements.

      Stabilization Act compensation totaled $34 million in 2002, representing amounts we recognized as compensation in the applicable period under the Air Transportation Safety and System Stabilization Act (“Stabilization Act”). We recorded these amounts as a reduction to operating expenses in our Consolidated Statement of Operations. For additional information about the Stabilization Act, see Note 19 of the Notes to the Consolidated Financial Statements.

      Other operating expenses fell 16%, primarily reflecting a 9% decrease due to lower insurance rates under U.S. government-provided insurance policies and lower volume-related insurance premiums due to decreased capacity and traffic, as well as a 3% decline due to lower communication and supplies expenses.

Operating Loss and Operating Margin

      We incurred an operating loss of $785 million in 2003, compared to an operating loss of $1.3 billion in 2002. Operating margin was (6%) and (9%) for 2003 and 2002, respectively.

Other Income (Expense)

      Other expense, net totaled $404 million during 2003, compared to other expense, net of $693 million in 2002. Included in these results are the following:

•	A $92 million increase in interest expense in 2003 compared to 2002 primarily due to higher levels of outstanding debt in 2003.

•	A $321 million gain in 2003 from the sale of certain investments. This primarily relates to a $279 million gain from the sale of our equity investment in Worldspan and a $28 million gain from the sale of a portion of our Orbitz shares. For additional information about these investments, see Note 17 of the Notes to the Consolidated Financial Statements.

•	Gain (loss) on extinguishment of debt, net was zero for 2003 compared to a $42 million loss in 2002. During 2003, we recorded a $15 million loss resulting from our repurchase of a portion of outstanding Employee Stock Ownership Plan (“ESOP”) Notes, offset by a $15 million gain related to our debt exchange offer. For additional information about our repurchase of ESOP Notes in 2003 and 2002 and our debt exchange offer in 2003, see Note 6 of the Notes to the Consolidated Financial Statements.

•	A $9 million charge in 2003 compared to a $39 million charge in 2002 for fair value adjustments of financial instruments accounted for under SFAS 133. This relates to derivative instruments we use in our fuel hedging program and to our equity warrants and other similar rights in certain companies.

•	Miscellaneous income, net was $5 million in 2003 compared to $20 million in 2002 due primarily to a decrease in earnings from our equity investment in Worldspan, which we sold in June 2003.

Results of Operations — Year Ended December 31, 2002 Compared to 2001

Net Loss and Loss per Share

      We recorded a consolidated net loss of $1.3 billion ($10.44 diluted loss per share) in 2002, compared to a consolidated net loss of $1.2 billion ($9.99 diluted loss per share) in 2001.

Operating Revenues

      Operating revenues remained unchanged at $13.9 billion in 2002. Passenger revenues fell 1% to $12.8 billion. RPMs increased 3% on a capacity decline of 2%, while passenger mile yield decreased 4% to 12.26¢. The decreases in passenger revenues and passenger mile yield from the depressed 2001 levels reflect the continuing effects of the September 11 terrorist attacks on our business, the challenging revenue environment discussed above and the weakness of the U.S. and world economies.

      North American Passenger Revenues. North American passenger revenues fell 1% to $10.4 billion in 2002. RPMs increased 4%, while capacity remained unchanged. Passenger mile yield decreased 5%. The decline in passenger mile yield reflects the challenging revenue environment, including significant fare discounting as well as a substantial reduction in high-yield business traffic reflecting the continuing effects of the September 11 terrorist attacks on our business.

      International Passenger Revenues. International passenger revenues decreased 2% to $2.3 billion in 2002. RPMs fell 2% on a capacity decline of 7%, while passenger mile yield increased 1%. The decline in our international capacity was primarily driven by reductions in our Pacific operations due to weak passenger demand.

      Cargo and Other Revenues. Cargo revenues decreased 9% to $458 million in 2002. This reflects a 7% decline due to Federal Aviation Administration security measures, adopted after the September 11 terrorist attacks, that prohibit passenger airlines from transporting mail weighing more than 16 ounces; such mail had represented approximately 50% of our mail business. The decline in cargo revenues also reflects a 2% decrease due to lower domestic freight volumes and yields. Cargo ton miles decreased 6% and cargo ton mile yield decreased 4%. Other revenues increased 49% to $610 million, primarily reflecting a 12% increase due to higher administrative service fees, a 12% increase due to higher codeshare revenues, an 11% increase due to certain mileage partnership arrangements and a 10% increase due to our contract carrier arrangements.

Operating Expenses

      Operating expenses totaled $15.2 billion for 2002, decreasing 2% from 2001. Operating capacity decreased 2% to 145 billion ASMs. CASM remained unchanged and was 10.45¢ for 2002. Operating expenses and CASM reflect in 2002 and 2001 (1) restructuring, asset writedowns, pension settlements and related items, net and (2) Stabilization Act compensation. These items are discussed below.

      Salaries and related costs totaled $6.2 billion in 2002, a 1% increase from 2001. This reflects a 6% increase from higher pension expense and a 5% increase due to salary and benefit rate increases for pilots and mechanics in the June 2002 quarter. These increases were largely offset by decreases due to workforce reductions implemented after we reduced capacity following September 11, 2001.

      Aircraft fuel expense totaled $1.7 billion during 2002, a 7% decrease from 2001. Total gallons consumed decreased 5% mainly due to capacity reductions. The average fuel price per gallon fell 2% to 66.94¢. Our fuel cost is shown net of fuel hedge gains of $136 million for 2002 and $299 million for 2001. Approximately 56% and 58% of our aircraft fuel requirements were hedged during 2002 and 2001, respectively. For additional information about our fuel hedge contracts, see Note 4 of the Notes to the Consolidated Financial Statements.

      Depreciation and amortization expense fell 9% in 2002, reflecting a 6% decrease due to a change in our asset base and a 5% decrease due to our adoption on January 1, 2002, of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires that goodwill and certain other intangible assets no longer be amortized (see Note 5 of the Notes to the Consolidated Financial Statements).

      Contracted services expense declined 1% primarily due to a 4% decrease from fewer contract workers, partially offset by a 3% increase due to higher security costs.

      Expenses from our contract carrier arrangements totaled $561 million for 2002. These expenses were included as part of other revenue, net in 2001 and were not material.

      Landing fees and other rents rose 7%, of which 3% was related to an increase in landing fee rates and 2% was due to lower costs in 2001 resulting from reduced operations by Comair, Inc. (“Comair”). Due to a strike by its pilots, Comair suspended operations between March 26, 2001 and July 1, 2001, and gradually returned to service after the strike.

      Aircraft maintenance materials and outside repairs expense fell 11%, primarily reflecting a reduction in maintenance volume and materials consumption due to the timing of maintenance events. Aircraft rent expense decreased 4%, primarily due to a reduction in the number of leased aircraft during 2002 from our fleet simplification efforts. Other selling expenses fell 13%, of which 6% was due to lower costs associated with our mileage partnership programs and 4% was due to reduced advertising and promotion spending.

      Passenger commission expense declined 40%, primarily due to a change in our commission rate structure. On March 14, 2002, we eliminated travel agent base commissions for tickets sold in the U.S. and Canada. Passenger service expense decreased 20%, primarily due to meal service reductions.

      Restructuring, asset writedowns, pension settlements and related items, net totaled $439 million in 2002 compared to $1.1 billion in 2001. Our 2002 charge is discussed above. Our 2001 charge consists of (1) $566 million related to our 2001 workforce reduction programs; (2) $363 million from a decrease in value of certain aircraft and other fleet related charges; (3) $160 million related primarily to discontinued contracts, facilities and information technology projects; and (4) $30 million for the temporary carrying cost of surplus pilots and grounded aircraft. For additional information on restructuring, asset writedowns, pension settlements and related items, net, see Note 15 of the Notes to the Consolidated Financial Statements.

      Stabilization Act compensation totaled $34 million in 2002 compared to $634 million in 2001, representing amounts we recognized as compensation in the applicable period under the Stabilization Act. For additional information about the Stabilization Act, see Note 19 of the Notes to the Consolidated Financial Statements.

      Other operating expenses decreased 13%, primarily due to declines in miscellaneous expenses such as supplies, utilities, interrupted operations expenses and professional fees, which were partially offset by a 19% increase in expenses due to a rise in war-risk insurance rates.

Operating Loss and Operating Margin

      We incurred an operating loss of $1.3 billion in 2002, compared to an operating loss of $1.6 billion in 2001. Operating margin was (9%) and (12%) for 2002 and 2001, respectively.

Other Income (Expense)

      Other expense totaled $693 million during 2002, compared to other expense of $262 million in 2001. Included in these results are the following:

•	A $166 million increase in interest expense in 2002 compared to 2001 primarily due to higher levels of outstanding debt in 2002.

•	A $53 million decrease in interest income in 2002 compared to 2001 due to lower interest rates and a lower average cash balance in 2002.

•	A $127 million net gain in 2001 on the sale of certain investments. This primarily relates to a $111 million gain on the sale of our equity interest in SkyWest, Inc., the parent company of SkyWest Airlines, and an $11 million gain from the sale of our equity interest in Equant, N.V., an international data network services company.

•	A $39 million charge in 2002 compared to a $68 million gain in 2001 for fair value adjustments of financial instruments accounted for under SFAS 133. This relates to derivative instruments we use in our fuel hedging program and to our equity warrants and other similar rights in certain companies.

•	A $42 million loss on extinguishment of debt in 2002, which resulted from our repurchase of a portion of outstanding ESOP Notes.

•	Miscellaneous income, net was $20 million in 2002 compared to miscellaneous expense, net of $47 million in 2001 due primarily to increased earnings from our equity investment in Worldspan in 2002.

Financial Condition and Liquidity

Sources and Uses of Cash — Nine Months Ended September 30, 2004

      Cash and cash equivalents totaled $1.4 billion at September 30, 2004, compared to $2.7 billion at December 31, 2003. For the nine months ended September 30, 2004, net cash used in operating activities totaled $685 million, which includes the following significant items:

•	Our $3.0 billion net loss for the nine months ended September 30, 2004. This net loss reflects a $1.3 billion non-cash provision related to our deferred income tax assets, two non-cash settlement charges totaling $131 million for our Pilot Plan and $929 million of depreciation and amortization.

•	A $447 million increase in our air traffic liability from December 31, 2003 to September 30, 2004 due to increased codeshare sales and higher bookings for the upcoming holiday travel season.

•	Our $410 million funding of our qualified defined benefit pension plans.

      Capital expenditures include (1) cash used for flight equipment, including advance payments; (2) cash used for ground property and equipment (including expenditures, net of reimbursements, related to our Boston airport terminal project); and (3) aircraft delivered under seller-financing arrangements (which is a non-cash item). For the nine months ended September 30, 2004, capital expenditures were approximately $750 million. For the quarter ending December 31, 2004, we expect capital expenditures to be approximately $300 million, including $135 million related to the acquisition of regional jet aircraft which we expect will be delivered under seller-financing arrangements.

      Debt and capital lease obligations, including current maturities, were $12.8 billion at September 30, 2004 and $12.6 billion at December 31, 2003. During the nine months ended September 30, 2004, we entered into the following financing transactions (for additional information about these transactions, see Note 4 of the Notes to the Condensed Consolidated Financial Statements):

•	We entered into secured financing arrangements under which we borrowed $566 million, which is due in installments through June 2020. The proceeds from these borrowings were used to (1) repay $498 million of outstanding interim financing for 18 CRJ-200 and 12 CRJ-700 aircraft and (2) finance our purchase of six CRJ-700 aircraft delivered during the nine months ended September 30, 2004.

•	In February 2004, we issued $325 million principal amount of 2 7/8% Convertible Senior Notes (2 7/8% Convertible Senior Notes) due 2024.

•	On February 27, 2004, we entered into an agreement to purchase 32 CRJ-200 aircraft to be delivered in 2005. In conjunction with this agreement, we have available to us long-term, secured financing at the time of acquisition for these aircraft.

•	On July 7, 2004 we amended three of our existing secured loan agreements with General Electric Capital Corporation. As a result of these amendments, we received $152 million of incremental liquidity. (Certain of these agreements were further amended on November 30, 2004. See “Recent Transactions — GE Commercial Finance Facility.”)

      During the nine months ended September 30, 2004, we made approximately $575 million in debt repayments, including $236 million in principal repayments of unsecured notes that matured on March 15, 2004. As of September 30, 2004, our scheduled debt maturities were $129 million for the quarter ending December 31, 2004 and approximately $1.3 billion for 2005. This information does not reflect the impact of the recent transactions discussed below that we have recently closed as part of our out-of-court restructuring. For additional information about our debt maturities, see the Business Environment section above, the Contractual Obligations table below and Note 4 in the Notes to the Condensed Consolidated Financial Statements.

Recent Transactions

      On November 30, 2004, we entered into three agreements to provide us with financing of up to $1.13 billion. Additionally, in November 2004, we entered into several other transactions as part of our out-of-court restructuring that affect our liquidity.

      GE Commercial Finance Facility. The first agreement (“GE Commercial Finance Facility”) consists of a $330 million senior secured term loan (the “Term Loan”) and a $300 million senior secured revolving credit facility (the “Revolver”) with a syndicate of financial institutions for which General Electric Capital Corporation acts as Agent (the “Agent”).

      The total committed amount of our Revolver is $300 million, subject to reserves set by the Agent from time to time (currently $50 million). Up to $150 million of the Revolver is available for the issuance of letters of credit. On December 1, 2004, we borrowed $250 million under the Revolver of which $231 million was outstanding as of December 31, 2004. Availability under the Revolver is subject to a Revolver borrowing base, defined as the sum of (i) up to 80% of the book value of eligible billed accounts receivable, (ii) up to 50% of the book value of eligible unbilled accounts receivable and (iii) up to the lesser of 50% of the book value of eligible refundable tickets and $30 million, in each case less reserves established from time to time by the Agent. If the outstanding Revolver at any time exceeds the Revolver borrowing base, we must immediately repay an amount equal to the excess. The Revolver matures on December 1, 2007. Revolver loans bear interest at LIBOR or an index rate, at our option, plus a margin of 4.00% over LIBOR and 3.25% over the index rate. The unused portion of the Revolver is subject to a fee of 0.50% or 0.75% per annum, depending upon the amount used.

      The total amount of our Term Loan is $330 million, which we borrowed in full on December 1, 2004. The Term Loan is subject to a Term Loan borrowing base, defined as the sum of (i) the lesser of 50% of the fair market value of eligible real estate and $100 million, (ii) the lesser of 50% of the net orderly liquidation value (“NOLV”) of eligible aircraft and $215 million, (iii) the lesser of 50% of the NOLV of eligible flight simulators and $25 million, (iv) the lesser of 25% of the NOLV of eligible spare parts and $7 million, (v) the lesser of 25% of the NOLV of eligible ground service equipment and $25 million, (vi) the lesser of 25% of the NOLV of certain other eligible equipment and $25 million and (vii) the amount of cash held in a cash collateral account pledged to the Term Loan lenders. If the outstanding Term Loan at any time exceeds the Term Loan borrowing base, we must immediately repay an amount equal to the excess. The Term Loan is repayable in 12 equal monthly installments commencing on January 1, 2007, with the final installment due December 1, 2007. The Term Loan bears interest at LIBOR or an index rate, at our option, plus a margin of 6.00% over LIBOR and 5.25% over the index rate, subject to a LIBOR floor of 3%.

      Our obligations under the GE Commercial Finance Facility are guaranteed by substantially all of our domestic subsidiaries (the “Guarantors”), other than ASA Holdings, Inc. (“ASA Holdings”) and Comair Holdings, LLC (“Comair Holdings”), and their respective subsidiaries. We will be required to make certain mandatory repayments of the Term Loan and the Revolver (or reduce the Revolver availability) in the event we sell certain assets (including ASA and Comair), subject to certain exceptions. We may not voluntarily repay the Revolver other than in connection with an equal permanent reduction in its availability.

      The Revolver is secured by (i) a first priority lien on all of our and the Guarantors’ accounts receivable, excluding certain accounts receivable subject to a first priority lien securing the Amex Facilities (as defined below), and (ii) a second priority lien on all assets securing the Term Loan. Subject to certain exceptions, the Term Loan is secured by a first priority lien on substantially all of our and the Guarantors other remaining unencumbered assets, including a pledge of the stock of ASA Holdings, Comair Holdings and certain of our other domestic subsidiaries, other investments, certain aircraft, real property, spare parts, flight simulators, ground equipment, landing slots and international routes. The Term Loan is also secured by a second priority lien on all assets securing the Revolver. The Revolver and the Term Loan are also secured by a junior lien on assets securing the Amex Facilities (as defined below). Our obligations and the obligations of the Guarantors under any intercompany loan are expressly subordinated to our obligations and the obligations of our Guarantors under the Revolver and the Term Loan.

      The GE Commercial Finance Facility includes affirmative, negative and financial covenants that impose substantial restrictions on our financial and business operations, including our ability to, among other things, incur or secure other debt, make investments, sell assets, pay dividends or repurchase stock and make capital expenditures.

      The financial covenants require us to:

•	maintain unrestricted cash and cash equivalents on hand of not less than $900 million at all times until February 28, 2005, $1 billion at all times from March 1, 2005 through October 31, 2005 and $750 million at all times thereafter (the “Liquidity Covenant”);

•	maintain cash and cash equivalents in accounts pledged to the Agent for the benefit of the Term Loan and Revolver lenders in an amount of not less than $650 million at all times until October 31, 2005, $550 million at all times from November 1, 2005 through February 28, 2006 and $650 million at all times thereafter, which amount can be used for purposes of determining compliance with the Liquidity Covenant;

•	not exceed specified levels of capital expenditures during each fiscal quarter; and

•	achieve certain levels of EBITDAR (earnings before interest, taxes, depreciation and amortization and aircraft rentals, adjusted for certain non-cash and other items). During the 2005 fiscal year, we are required to achieve increasing levels of EBITDAR for successive trailing 12-month periods as follows:

12 Months Ending	Minimum EBITDAR

(In millions)
January 2005	$(191)
February 2005	$(130)
March 2005	$88
April 2005	$238
May 2005	$378
June 2005	$581
July 2005	$788
August 2005	$986
September 2005	$1,060
October 2005	$1,210
November 2005	$1,401
December 2005	$1,590

Thereafter the minimum EBITDAR level for successive 12-month periods continues to increase, from $1.697 billion for the 12 months ending January 2006 to $3.136 billion for the 12 months ending November 2007. The EBITDAR covenant effectively provides that if, at the end of any 12-month period, our cash on hand exceeds the minimum cash on hand that we are required to maintain pursuant to the Liquidity Covenant (such excess, the “Excess Aggregate Cash on Hand”) by at least $100 million, then the EBITDAR level that we are required to achieve for that 12-month period will be reduced. The amount of that reduction will be the lesser of (i) 50% of the Excess Aggregate Cash on Hand and (ii) (x) $150 million until February 28, 2005, (y) $175 million for the period from March 1, 2005 through October 31, 2005 and (z) $150 million thereafter.

      The GE Commercial Finance Facility contains customary events of default, including cross defaults to the Amex Facilities and our other debt and certain change of control events. Upon the occurrence of an event of default, the outstanding obligations under the Term Loan and the Revolver may be accelerated and become due and payable immediately.

      This description of the GE Commercial Finance Facility is subject in all respects to the actual provisions of the GE Commercial Finance Facility, a copy of which was filed as Exhibit 99.1 to our Form 8-K filed on December 6, 2004.

      As a condition to availability of the GE Commercial Finance Facility, we also entered into two separate arrangements with General Electric Capital Corporation (“GECC”).

      First, we granted GECC the right, exercisable to November 2, 2005, to lease to us (or, at our option subject to certain conditions, certain Delta Connection carriers) up to 12 CRJ-200 aircraft currently leased to other airlines for the remainder of the existing lease terms for specified rent amounts. We have received notice that three of these aircraft will be leased to us beginning in May, 2005.

      Second, we amended three of our existing secured financing agreements with GECC (the Spare Engines Loan, the Spare Parts Loan and the Reimbursement Agreement). GECC agreed that the minimum collateral value test we must meet under the Reimbursement Agreement in March 2006 would be changed, to be satisfied if the amount of GECC Aggregate Exposure (as defined therein) does not exceed 60% (as opposed to 50% previously) of the appraised market value of the nine B-767-400 and three B-777-200 aircraft that comprise part of the collateral for our obligations under the Reimbursement Agreement. We agreed that (i) the maximum amount of certain other existing debt and aircraft lease obligations to GECC and its affiliates secured, on a subordinated basis, by certain of the collateral securing these financing agreements would be increased from $110 million to $160 million and (ii) up to $75 million in appraised value of the collateral securing the Spare Parts Loan would secure our obligations under the Reimbursement Agreement, the Spare Engines Loan and any of the CRJ-200 aircraft leases referred to above, as well as be added to the collateral that secures, on a subordinated basis, up to $160 million of other existing debt and aircraft lease obligations to GECC and its affiliates.

      Amex Facilities. The other two agreements (the “Amex Facilities”) consist of substantially identical supplements to the two existing agreements under which Amex purchases SkyMiles from us, the Membership Rewards Agreement and the Co-Branded Credit Card Program Agreement (“SkyMiles Agreements”). Pursuant to the terms of the Amex Facilities, Amex agreed to make advances to us, as prepayment for purchases of SkyMiles under the SkyMiles Agreements, in two installments of $250 million each. The initial installment was paid on December 1, 2004 and the final installment is payable on a date specified by us, no sooner than March 1, 2005, and subject to satisfaction of certain conditions precedent. The prepayment amount will be credited, in equal monthly installments, towards Amex’s actual purchases of SkyMiles during the 24-month period commencing in December 2005. Any unused prepayment credit will carry over to the next succeeding month with a final repayment date for any then outstanding advances no later than December 1, 2007. The outstanding advances will bear a fee, equivalent to interest, at a rate of LIBOR plus a margin of 7.75% over LIBOR, subject to a LIBOR floor of 3%.

      Our obligations under the Amex Facilities are guaranteed by the same Guarantors as for the GE Commercial Finance Facility. We will be required to make certain mandatory repayments of advances in the event we sell ASA and Comair.

      Our obligations under the Amex Facilities are secured by (i) a first priority lien on our right to payment from Amex for purchased SkyMiles and our interest in the SkyMiles Agreements and related assets and in the Card Services Agreement pursuant to which Amex processes travel and other purchases made from us using Amex credit cards (“Card Services Agreement”) and (ii) a junior lien on the collateral securing the GE Commercial Finance Facility. Our obligations under the Card Services Agreement are also secured by the collateral securing the Amex Facilities. Furthermore, our claim against any of our subsidiaries with respect to intercompany loans that we have made to that subsidiary is expressly subordinated to that subsidiary’s obligations, if any, as guarantor of the GE Commercial Finance Facility and the Amex Facilities.

      The Amex Facilities contain affirmative, negative and financial covenants substantially the same as those found in the GE Commercial Finance Facility.

      The Amex Facilities contain customary events of default, including cross defaults to our obligations under the GE Commercial Finance Facility and our other debt and certain change of control events. Upon the occurrence of an event of default, the outstanding advances under the Amex Facilities may be accelerated and become due and payable immediately.

      The GE Commercial Finance Facility and the Amex Facilities are subject to an intercreditor agreement that generally regulates the respective rights and priorities of the lenders under each Facility with respect to collateral and certain other matters.

      Orbitz. Additionally, during November 2004, we completed the sale of our investment in Orbitz, Inc. for $143 million. This transaction will result in the recognition of a pre-tax gain totaling $123 million during the December 2004 quarter.

      Other Transactions. In addition, we completed restructuring transactions with aircraft lessors, creditors and other vendors in the December 2004 quarter. Specifically, on November 24, 2004, we entered into definitive agreements with aircraft lessors and lenders under which we expect to receive average annual concessions of approximately $57 million between 2005 and 2009; we issued an aggregate of 4,354,724 shares of our common stock to the aircraft lessors and lenders in exchange for these concessions. Separately, as a result of agreements with about 115 suppliers, we expect to realize average annual benefits of approximately $46 million over the next three years. We also completed agreements with other aircraft lenders to defer $112 million in debt obligations from 2004 through 2006 to later years.

      Worldspan. In January 2005, we sold a promissory note for $36 million that we had previously received in conjunction with the June 2003 sale of our equity investment in Worldspan.

      For additional information about financing and other transactions affecting our liquidity subsequent to September 30, 2004, see Notes 6 and 14 of the Notes to the Condensed Consolidated Financial Statements.

Sources and Uses of Cash — Year Ended December 31, 2003

      Cash and cash equivalents totaled $2.7 billion at December 31, 2003, compared to $2.0 billion at December 31, 2002. For 2003, net cash provided by operating activities totaled $453 million, which includes the following items:

•	Net tax refunds totaling $402 million.

•	Our net loss of $773 million.

•	Our $76 million payment to fund a defined benefit pension plan.

•	A $102 million increase in total restricted cash, primarily to support certain projected insurance obligations. For additional information about our restricted cash, see Note 1 of the Notes to the Consolidated Financial Statements.

      During 2003, capital expenditures were $1.5 billion, which included the acquisition of 31 CRJ-200 and 20 CRJ-700 aircraft. Of these regional jet aircraft, 43 were acquired through seller financing arrangements for $718 million.

      On June 30, 2003, we sold our 40% equity investment in Worldspan. In consideration for this sale, we received (1) $285 million in cash and (2) a $45 million subordinated promissory note, which bears interest at 10% per annum and matures in 2012. We will also receive credits totaling approximately $125 million, which will be recognized ratably as a reduction of costs through 2012, for future Worldspan-provided services. At December 31, 2003, the carrying and fair value of the subordinated promissory note was $38 million. For additional information about the sale of our equity investment in Worldspan, see Note 17 of the Notes to the Consolidated Financial Statements.

      Debt and capital lease obligations, including current maturities and short-term obligations, totaled $12.6 billion at December 31, 2003, compared to $10.9 billion at December 31, 2002. During 2003, we engaged in the following financing transactions (for additional information about these transactions, see Note 6 of the Notes to the Consolidated Financial Statements):

•	We issued $1.9 billion principal amount of debt under secured financing arrangements, due in installments through 2021.

•	We issued $350 million principal amount of 8% Convertible Senior Notes due 2023.

•	GECC issued $404 million of irrevocable, direct-pay letters of credit to support our obligations related to $397 million principal amount of outstanding municipal bonds. This transaction replaced letters of credit issued by a third party that were due to expire in June 2003.

•	We completed a debt exchange offer in which $262 million principal amount of previously outstanding unsecured notes due in 2004 and 2005 were exchanged for a total of $47 million in cash and $211 million principal amount of unsecured new notes, net of a discount, due in 2008.

Sources and Uses of Cash — Year Ended December 31, 2002

      Cash and cash equivalents totaled $2.0 billion at December 31, 2002. Net cash provided by operations totaled $285 million during 2002, including receipt of (1) a $472 million tax refund due to a new tax law and (2) a $112 million in compensation under the Stabilization Act. Capital expenditures, including aircraft acquisitions made under seller financing arrangements, were $2.0 billion during 2002; this included the acquisition of four B-737-800, three B-767-400, one B-777-200, 34 CRJ-200 and 15 CRJ-700 aircraft. Debt and capital lease obligations, including current maturities and short-term obligations, totaled $10.9 billion at December 31, 2002. We issued $2.6 billion of secured long-term debt during 2002.

Sources and Uses of Cash — Year Ended December 31, 2001

      Cash and cash equivalents totaled $2.2 billion at December 31, 2001. Net cash provided by operations totaled $236 million during 2001, including $556 million of compensation received under the Stabilization Act. Capital expenditures, including aircraft acquisitions made under seller financing arrangements, were $2.9 billion during 2001; this included the acquisition of 27 B-737-800, three B-757-200, two B-767-300ER, six B-767-400, 23 CRJ-200 and four CRJ-100 aircraft. Debt and capital lease obligations, including current maturities and short-term obligations, totaled $9.4 billion at December 31, 2001. We issued $2.3 billion of secured long-term debt during 2001.

Pension Plans

      We sponsor qualified defined benefit pension plans for eligible employees and retirees. Our funding in 2004 totaled $455 million, which included (1) a voluntary contribution of $325 million to our non-pilot pension plan, which we made in the March 2004 quarter, and (2) required contributions totaling $130 million to our pilot pension plans, of which we contributed $85 million during the nine months ended September 30, 2004 and $45 million in October 2004. These contributions satisfy our funding requirements for 2004.

      We currently estimate that our funding obligations under our defined benefit and defined contribution pension plans for 2005 will be approximately $400 million to $450 million. This estimate may vary materially depending on, among other things, applicable law, the assumptions used to determine the amount of contribution and whether we make contributions in excess of those required. It reflects the projected impact of the election we made in 2004 to utilize the alternative deficit reduction contribution relief provided by the Pension Funding Equity Act of 2004. This legislation allows us to defer payment of a portion of the otherwise required funding.

      Additionally, we presently expect that our funding obligations under our pension plans during each of the years 2006 through 2009 will be significant. We cannot provide reasonably accurate estimates of our obligations at this time because estimates of the amount and timing of our future funding obligations under our defined benefit pension plans are based on various assumptions. These include assumptions concerning, among other things, the actual and projected market performance of the plan assets, future long-term corporate bond yields, statutory requirements and demographic data for pension plan participants. The amount and timing of our future funding obligations also depend on, among other things, whether we elect to make contributions to the pension plans in excess of those required under ERISA (such voluntary contributions may reduce or defer the funding obligations we would have absent those contributions).

      For additional information about our defined benefit pension plans, see Note 11 of the Notes to the Consolidated Financial Statements and Note 8 of the Notes to the Condensed Consolidated Financial Statements.

Credit Ratings and Covenants

      During the September 2004 quarter, certain of our credit ratings were lowered. As of January 31, 2005, our senior unsecured long-term debt is rated Ca by Moody’s Investors Service, Inc., CC by Standard and Poor’s Rating Services and C by Fitch Ratings. Moody’s and Fitch have stated that their ratings outlook for our senior unsecured debt is negative while we are on positive watch with Standard & Poor’s. Our credit ratings may be lowered further. While we do not have debt obligations that accelerate as a result of a credit ratings downgrade, our credit ratings have negatively impacted our ability to issue unsecured debt, renew outstanding letters of credit that back certain of our obligations and obtain certain financial instruments that we use in our fuel hedging program. Our credit ratings have also increased the cost of our financing transactions and the amount of collateral required for certain financial instruments, insurance coverage and vendor agreements. To the extent we are unable to access the capital markets, or our financing costs continue to increase, including as a result of further credit ratings downgrades, our business, financial position and results of operations would be materially adversely impacted.

      Our financing agreements with GE Commercial Finance and Amex contain certain financial covenants that require us to maintain specific levels of unrestricted cash and cash equivalents and specified levels of cash and cash equivalents in accounts pledged to GECC for the benefit of the Term Loan and Revolver lenders (and, on a junior basis, for the benefit of Amex), to achieve certain levels of EBITDAR (earnings before interest, taxes, depreciation and amortization and aircraft rent) and not to exceed specified levels of capital expenditures. If we are unable to comply with our financial covenants, the outstanding obligations under the Term Loan and the Revolver may be accelerated and become due and payable immediately. Our Reimbursement Agreement with GECC includes a Collateral Value Test. For additional information about this test and certain of the financial covenants contained in our financing agreements with GE Commercial Finance and Amex, see the discussion above under “— Recent Transactions.”

      As is customary in the airline industry, our aircraft lease and financing agreements require that we maintain certain levels of insurance coverage, including war-risk insurance. We were in compliance with these requirements at December 31, 2003 and 2002. For additional information about our war-risk insurance currently provided by the U.S. government under the Stabilization Act, see Note 19 on the Notes to the Consolidated Financial Statements and “Risks Relating to the Airline Industry — Our insurance costs have increased substantially as a result of the September 11 terrorist attacks and further increases in insurance costs or reductions in coverage could have a material adverse impact on our business and operating results”.

Future Aircraft Order Commitments

      To preserve liquidity, we have taken the following actions regarding our orders for mainline aircraft:

•	In October 2003, we entered into a definitive agreement to sell 11 B-737-800 aircraft to a third party immediately after those aircraft are delivered to us by the manufacturer in 2005. We also granted the third party an option to purchase up to 10 additional B-737-800 aircraft scheduled for delivery to us in 2006. As of December 1, 2004, four of these options have expired.

•	During 2004, Delta and Boeing reached agreement on revised dates of delivery of the B-737-800 and B-777-200 aircraft scheduled for delivery in 2005 through 2009. As a result, we made the following adjustments to the timing of delivery of these aircraft on firm order: deferred seven B-737-800 aircraft from 2005 to 2007; accelerated one B-737-800 aircraft from 2008 to 2007; deferred five B-737-800 aircraft from 2006 to 2007; deferred four B-737-800 aircraft from 2006 to 2008; deferred two B-777-200 aircraft from 2005 to 2008; and deferred three B-777-200 aircraft from 2006 to 2009.

      For additional information about our aircraft order commitments, see Note 9 of the Notes to the Consolidated Financial Statements and Note 5 of the Notes to the Condensed Consolidated Financial Statements.

Shareowners’ Equity (Deficit)

      Shareowners’ deficit was $3.6 billion at September 30, 2004 and $659 million at December 31, 2003. The change in shareowners’ deficit is primarily due to our net loss for the nine months ended September 30, 2004. Shareowners’ equity (deficit) was $(659) million at December 31, 2003 and $893 million at December 31, 2002. The decrease in our shareowners’ equity (deficit) is primarily due to our $773 million net loss in 2003 and the $786 million, net of tax, non-cash adjustment to our additional minimum pension liability recorded during 2003. For further information about our additional minimum pension liability, see Note 11 of the Notes to the Consolidated Financial Statements.

Series B Preferred Stock

      Delaware law provides that a company may pay dividends on its stock only (1) out of its “surplus,” which is generally defined as the excess of a company’s net assets over the aggregate par value of its issued stock, or (2) from its net profits for the fiscal year in which the dividend is paid or from its net profits for the preceding fiscal year. Delaware law also prohibits a company from redeeming or purchasing its stock for cash or other property, unless the company has sufficient “surplus.”

      Our Board of Directors took the following actions, effective in December 2003, related to our Series B Preferred Stock to comply with Delaware law:

•	Suspended indefinitely the payment of dividends on our Series B Preferred Stock. Unpaid dividends on the Series B Preferred Stock will accrue without interest, until paid, at a rate of $4.32 per share per year. The Series B Preferred Stock is held by Fidelity Management Trust Company in its capacity as trustee for the Savings Plan.

•	Changed the form of payment we use to redeem shares of Series B Preferred Stock when redemptions are required under the Savings Plan. For the indefinite future, we will pay the redemption price of the Series B Preferred Stock in shares of our common stock rather than in cash.

      At December 31, 2003, approximately 5.8 million shares of Series B Preferred Stock were held by the Savings Plan. About 3.8 million shares of Series B Preferred Stock were allocated to the accounts of Savings Plan participants; the remainder of the shares was available for allocation in the future.

      We are generally required to redeem shares of Series B Preferred Stock (1) to provide for distributions of the accounts of Savings Plan participants who terminate employment with us and request a distribution and (2) to implement annual diversification elections by Savings Plan participants who are at least age 55 and have participated in the Savings Plan for at least ten years. In these circumstances, shares of Series B Preferred Stock are redeemable at a price equal to the greater of (1) $72.00 per share or (2) the fair value of the shares of our common stock issuable upon conversion of the Series B Preferred Stock to be redeemed, plus, in either case, accrued but unpaid dividends on such shares of Series B Preferred Stock. Under the terms of the Series B Preferred Stock, we may pay the redemption price in cash, shares of our common stock (valued at fair value), or in a combination thereof. Each share of Series B Convertible Preferred Stock is convertible into 1.7155 shares of our common stock, subject to adjustment in certain circumstances.

      During 2003, an average of approximately 20,000 shares of Series B Preferred Stock was redeemed each month under the Savings Plan, resulting in an average aggregate monthly redemption price of $1.4 million plus accrued and unpaid dividends. During the twelve months ended December 31, 2004, approximately 422,000 shares of Series B Preferred Stock had been redeemed, resulting in an aggregate monthly redemption price of $2.7 million plus accrued and unpaid dividends. We issued approximately 6.3 million shares of our common stock to redeem Series B Preferred Stock during that twelve-month period. At this rate, and assuming a common stock price of $7.00 per share, we estimate that we will issue approximately 4.8 million shares of our common stock during 2005 to redeem Series B Preferred Stock. The actual number of shares of our common stock issued may differ materially from this estimate because the actual number of shares will depend on various factors, including the duration of the period during which we may not redeem Series B Preferred Stock for cash under Delaware Law; the fair value of our common stock when Series B Preferred Stock is redeemed; and the number of shares of Series B Preferred Stock redeemed by Savings Plan participants who terminate their employment with us or elect to diversify their Savings Plan accounts.

      For additional information about our Series B Preferred Stock, see Notes 11 and 12 of the Notes to the Consolidated Financial Statements.

Working Capital Position

      As of September 30, 2004, we had negative working capital of $2.6 billion, compared to negative working capital of $1.7 billion and $2.6 billion at December 31, 2003 and 2002, respectively. These changes in our negative working capital balance are primarily due to changes in our cash and cash equivalents, which is discussed in the Sources and Uses of Cash section above.

Financial Position — December 31, 2003 Compared to December 31, 2002

      This section discusses certain changes in our Consolidated Balance Sheets included in the Consolidated Financial Statements that are not otherwise discussed in this prospectus.

      Prepaid expenses and other current assets increased by 34%, or $120 million, primarily due to an increase in prepaid aircraft fuel as well as an increase in the fair value of our fuel hedge derivative contracts. Restricted investments for our Boston airport terminal project decreased 31%, or $131 million, due to the capitalization of project expenditures and interest paid. Other noncurrent assets increased 42%, or $634 million, due to an increase in our deferred tax assets which was partially offset by a decrease in the intangible asset recorded in conjunction with our additional minimum pension liability.

      Accounts payable, deferred credits and other accrued liabilities decreased 8%, or $162 million, primarily due to payments related to our restructuring reserves and to the Delta Employees Credit Union (see Note 16 and Note 20, respectively, of the Notes to the Consolidated Financial Statements). Pension and related benefits increased 51%, or $1.6 billion, primarily due to our non-cash adjustments to our additional minimum pension liability recorded during 2003. For additional information on our employee benefit plans, see Note 11 of the Notes to the Consolidated Financial Statements.

Contractual Obligations

      The following table provides a summary of our contractual obligations as of December 31, 2003 related to debt; operating leases; aircraft order commitments; capital leases; interest and related payments; other material, noncancelable purchase obligations; and other liabilities. The table excludes commitments that are contingent based on certain events or other factors that were uncertain or unknown as of December 31, 2003.

	Contractual Payments Due By Period

							After
	Total	2004	2005	2006	2007	2008	2008

	(In millions)
Debt(1)	$12,462	$1,002	$1,164	$781	$463	$1,272	$7,780
Operating lease payments(2)	11,854	1,271	1,237	1,173	1,112	1,147	5,914
Aircraft order commitments(3)	4,014	675	1,171	1,285	840	43	—
Capital lease obligations(4)	129	29	22	18	15	13	32
Interest and related payments(5)	7,392	725	671	597	559	523	4,317
Other purchase obligations(6)	318	280	19	14	4	—	1
Other liabilities(7)	56	56	—	—	—	—	—

Total	$36,225	$4,038	$4,284	$3,868	$2,993	$2,998	$18,044

(1)	These amounts are included on our Consolidated Balance Sheets. A portion of this debt is backed by letters of credit totaling $300 million at December 31, 2003. For additional information about our debt and related matters, see Note 6 of the Notes to the Consolidated Financial Statements.

(2)	Our operating lease obligations are described in Note 7 of the Notes to the Consolidated Financial Statements. A portion of these obligations is backed by letters of credit totaling $104 million at December 31, 2003. For additional information about these letters of credit, see Note 6 of the Notes to the Consolidated Financial Statements.

(3)	Includes capital expenditures related to our purchase of seven B-737-800 aircraft in 2005. We intend to exercise our right to defer the delivery of these aircraft to 2008. This action will defer the related capital expenditures from 2004 and 2005 to later years.

Includes capital expenditures to purchase from the manufacturer 11 B-737-800 aircraft for which we have entered into a definitive agreement to sell to a third party immediately following delivery of those aircraft to us in 2005. For additional information about our intention to exercise our right to defer the delivery of seven B-737-800 aircraft from 2005 to 2008, and our definitive agreement to sell 11 B-737-800 aircraft immediately after those aircraft are delivered to us by the manufacturer in 2005, see Note 9 of the Notes to the Consolidated Financial Statements.

(4)	Interest payments related to capital lease obligations are included in the table. The present value of these obligations, excluding interest, is included on our Consolidated Balance Sheets. For additional information about our capital lease obligations, see Note 7 of the Notes to the Consolidated Financial Statements.

(5)	These amounts represent future interest payments related to our debt obligations based on the fixed and variable interest rates specified in the associated debt agreements. Payments in early 2004 related to variable rate debt are based on the specified margin and the base rate, such as LIBOR, in effect at December 31, 2003. The base rates typically reset every one to six months depending on the debt agreement. Payments in late 2004 and other years for variable rate debt do not consider any amount for the base rate component of the interest calculation since the rate is unknown at December 31, 2003; these payments were calculated based only on the specified margin. At December 31, 2003, by way of context, the base rate component of the interest calculation on our $4.2 billion of variable rate debt is approximately 1%. The related payments represent credit enhancements required in conjunction with certain debt agreements.

(6)	Includes purchase obligations pursuant to which we are required to make minimum payments for goods and services. For additional information about other commitments and contingencies, see Note 9 of the Notes to the Consolidated Financial Statements.

(7)	Represents other liabilities on our Consolidated Balance Sheets for which we are obligated to make future payments primarily related to postretirement medical benefit costs incurred but not yet paid and payments required under certain collective bargaining agreements for unused vacation time. These liabilities are not included in any other line item on this table.

      The table above does not include amounts related to our future funding obligations under our defined benefit pension plans. Estimates of the amount and timing of these future funding obligations are based on various assumptions. These include assumptions concerning, among other things, the actual and projected market performance of the plan assets, 30-year U.S. Treasury bond yields, statutory requirements and demographic data for pension plan participants. The amount and timing of our future funding obligations also depend on whether we elect to make contributions to the pension plans in excess of those required under ERISA; such voluntary contributions may reduce or defer the funding obligations we would have absent those contributions. For additional information about our pension plan funding, see “Financial Condition and Liquidity — Pension Plans” above.

      In addition to the contractual obligations discussed above, we have certain contracts for goods and services that require us to pay a penalty, acquire inventory specific to us or purchase contract specific equipment, as defined by each respective contract, if we terminate the contract without cause prior to its expiration date. These obligations are contingent upon whether we terminate the contract without cause prior to its expiration date; therefore, no obligation would exist unless such a termination were to occur.

      We have long-term contract carrier agreements with two regional air carriers, Skywest Airlines, Inc. (“SkyWest”) and Chautauqua. Under these agreements, SkyWest and Chautauqua operate certain of their aircraft using our flight code; we schedule those aircraft and sell the seats on those flights; and we keep the related revenues. We pay those airlines an amount, as defined in the applicable agreement, which is based on an annual determination of their cost of operating those flights and other factors intended to approximate market rates for those services.

      We also have a similar agreement with Flyi, Inc. (“Flyi”) (formerly Atlantic Coast Airlines). In April 2004, we notified Flyi that we were terminating our contract carrier agreement with them due to their plans to change their business model by operating a new low-fare airline including operating large capacity aircraft. As of November 1, 2004, Flyi ceased operating their aircraft using our flight code. In July 2004, Flyi exercised its right to require us to assume the leases on the 30 leased Fairchild Dornier FRJ-328 regional aircraft that it operated for us under their contract carrier agreement. We estimate that the total remaining operating lease payments on these 30 aircraft leases, when we are required to assume the leases, will be approximately $300 million. These operating lease payments will be made over the remaining terms of the aircraft leases, which are approximately 13 years. We expect that these 30 aircraft will remain in the Delta Connection carrier program, but will be operated for us by another carrier.

      We expect to incur expenses of approximately $890 million in 2004 related to our contract carrier agreements with Flyi, SkyWest and Chautauqua. These expenses are not included in the table above because they are contingent based on the costs associated with the operation of contract carrier flights by those air carriers. We cannot reasonably estimate at this time our expenses under the contract carrier agreements in 2005 and thereafter. For additional information regarding our contract carrier agreements, see Note 9 of the Notes to the Consolidated Financial Statements and Note 5 to the Condensed Consolidated Financial Statements.

      As discussed above, we changed the form of payment we will use to redeem shares of Series B Preferred Stock when redemptions are required under the Savings Plan. For the indefinite future, we will pay the redemption price of the Series B Preferred Stock in shares of our common stock rather than in cash. For additional information about our Series B Preferred Stock, see Notes 11 and 12 of the Notes to the Consolidated Financial Statements.

      For additional information about other contingencies, see Note 9 of the Notes to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements

      Sale of Receivables. We were party to an agreement, as amended, under which we sold a defined pool of our accounts receivable, on a revolving basis, through a special-purpose, wholly-owned subsidiary to a third party. In accordance with accounting principles generally accepted in the United States of America (“GAAP”), we did not consolidate this subsidiary in our Consolidated Financial Statements. This agreement terminated on its scheduled expiration date of March 31, 2003. As a result, on April 2, 2003, we paid $250 million, which represented the total amount owed to the third party by the subsidiary, and subsequently collected the related receivables. For additional information about this agreement, see Note 8 of the Notes to the Consolidated Financial Statements.

Other

      Legal Contingencies. We are involved in legal proceedings relating to antitrust matters, employment practices, environmental issues and other matters concerning our business. We are also a defendant in numerous lawsuits arising out of the terrorist attacks of September 11, 2001. We cannot reasonably estimate the potential loss for certain legal proceedings because, for example, the litigation is in its early stages or the plaintiff does not specify the damages being sought. Although the ultimate outcome of our legal proceedings cannot be predicted with certainty, we believe that the resolution of these actions will not have a material adverse effect on our Consolidated Financial Statements.

Application of Critical Accounting Policies

      Critical Accounting Estimates. The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. We periodically evaluate these estimates and assumptions, which are based on historical experience, changes in the business environment and other factors that management believes to be reasonable under the circumstances. Actual results may differ materially from these estimates.

      Rules proposed by the Securities and Exchange Commission would require disclosures related to accounting estimates management makes in applying accounting policies and the initial adoption of an accounting policy that has a material impact on its financial statements. These rules define critical accounting estimates as those accounting estimates which (1) require management to make assumptions about matters that are highly uncertain at the time the estimate is made and (2) would have resulted in material changes to our Consolidated Financial Statements if different estimates, which we reasonably could have used, were made. Our critical accounting estimates are briefly described below.

      Goodwill. SFAS 142 addresses financial accounting and reporting for goodwill and other intangible assets, including when and how to perform impairment tests of recorded balances. We have three reporting units that have assigned goodwill: Delta-Mainline, ASA and Comair. Quoted stock market prices are not available for these individual reporting units. Accordingly, consistent with SFAS 142, our methodology for estimating the fair value of each reporting unit primarily considers discounted future cash flows. In applying this methodology, we (1) make assumptions about each reporting unit’s future cash flows based on capacity, yield, traffic, operating costs and other relevant factors and (2) discount those cash flows based on each reporting unit’s weighted average cost of capital. Changes in these assumptions may have a material impact on our Consolidated Financial Statements. For additional information about our accounting policy related to goodwill and other intangibles, see Notes 1 and 5 in the Notes to the Consolidated Financial Statements.

      Income Tax Valuation Allowance. In accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), deferred tax assets should be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The future realization of our net deferred tax assets depends on the availability of sufficient future taxable income. In making this determination, we consider all available positive and negative evidence and make certain assumptions. We consider, among other things, the overall business environment; our historical earnings, including our significant pretax losses incurred during the last three years; our industry’s historically cyclical periods of earnings and losses; and our outlook for future years.

      In the June 2004 quarter, we determined that it was unclear as to the timing of when we will generate sufficient taxable income to realize our deferred income tax assets. This was primarily due to higher than expected fuel costs and lower than anticipated domestic passenger mile yields, which caused our actual and anticipated financial performance for 2004 to be significantly worse than we originally projected. Accordingly, at June 30, 2004, we recorded an additional valuation allowance against our deferred income tax assets, which resulted in a $1.5 billion non-cash charge to income tax expense on our Consolidated Statement of Operations for the three months ended June 30, 2004. In addition, we discontinued recording income tax benefits in our Consolidated Statement of Operations until we determine that it is more likely than not that we will generate sufficient taxable income to realize our deferred income tax assets. For additional information about income taxes, see Note 10 of the Notes to the Consolidated Financial Statements and Note 7 of the Notes to the Condensed Consolidated Financial Statements.

      Pension Plans. We sponsor defined benefit pension plans (“Plans”) for eligible employees and retirees. The impact of the Plans on our Consolidated Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 is presented in Note 11 of the Notes to the Consolidated Financial Statements. We currently estimate that our defined benefit pension expense in 2004 will be approximately $525 million. The effect of our Plans on our Consolidated Financial Statements is subject to many assumptions. We believe the most critical assumptions are (1) the weighted average discount rate; (2) the rate of increase in future compensation levels; and (3) the expected long-term rate of return on Plan assets.

      We determine our weighted average discount rate on our measurement date primarily by reference to annualized rates earned on high quality fixed income investments and yield-to-maturity analysis specific to our estimated future benefit payments. Adjusting our discount rate (6.125% at September 30, 2003) by 0.5% would change our accrued pension cost by approximately $780 million at December 31, 2003 and change our estimated pension expense in 2004 by approximately $60 million.

      Our rate of increase in future compensation levels is based primarily on labor contracts currently in effect with our employees under collective bargaining agreements and expected future pay rate increases for other employees. Adjusting our estimated rate of increase in future compensation levels (1.89% at September 30, 2003) by 0.5% would change our estimated pension expense in 2004 by approximately $20 million.

      The expected long-term rate of return on our Plan assets is based primarily on Plan-specific asset/liability investment studies performed by outside consultants and recent and historical returns on our Plans’ assets. Adjusting our expected long-term rate of return (9.00% at September 30, 2003) by 0.5% would change our estimated pension expense in 2004 by approximately $40 million. For additional information about our pension plans, see Note 11 of the Notes to the Consolidated Financial Statements.

      Impairment of Long-Lived Assets. We record impairment losses on long-lived assets used in operations when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. The amount of impairment loss recognized is the amount by which the carrying amounts of the assets exceed the estimated fair values.

      In order to evaluate potential impairment as required by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), we group assets at the fleet type level (the lowest level for which there are identifiable cash flows) and then estimate future cash flows based on assumptions involving projections of passenger yield, fuel costs, labor costs and other relevant factors in the markets in which these aircraft operate. Aircraft fair values are estimated by management using published sources, appraisals and bids received from third parties, as available. Changes in these assumptions may have a material impact on our Consolidated Financial Statements. For additional information about our accounting policy for the impairment of long-lived assets, see Note 1 of the Notes to the Consolidated Financial Statements.

      Recently Issued Accounting Pronouncements. The FASB issued FASB Staff Position 129-1, “Disclosure Requirements under FASB Statement No. 129, Disclosure of Information about Capital Structure, Relating to Contingently Convertible Securities,” (FSP 129-1), in April 2004. FSP 129-1 provides guidance on the disclosure requirements for contingently convertible securities and their potentially dilutive effects on earnings per share. This guidance is effective immediately and applies to all existing and newly created securities. For our disclosures required under FSP 129-1, see Notes 4 and 13 of the Notes to the Condensed Consolidated Financial Statements.

      In September 2004, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue 04-08, “The Effect of Contingently Convertible Debt on Diluted Earnings per Share” (EITF 04-08). This EITF requires shares of common stock issuable upon conversion of contingently convertible debt instruments to be included in the calculation of diluted earnings per share whether or not the contingent conditions for conversion have been met, unless the inclusion of these shares is anti-dilutive. Previously, shares of common stock issuable upon conversion of contingently convertible debt securities were excluded from the calculation of diluted earnings per share.

      EITF 04-08 is effective for reporting periods ending after December 15, 2004. If applicable, EITF 04-08 will require the restatement of prior period diluted earnings per share amounts. We have outstanding two classes of contingently convertible debt securities: (1) our 8.0% Convertible Senior Notes due 2023, which we issued in June 2003; and (2) our 2 7/8% Convertible Senior Notes due 2024, which we issued in February 2004. These debt securities are contingently convertible into 12.5 million and 23.9 million shares of our common stock, respectively, subject to adjustment in certain circumstances.

      When we adopt EITF 04-08 as of December 31, 2004, we will restate our diluted earnings per share for the three months ended June 30, 2003 to include the dilutive impact of the 12.5 million shares of common stock issuable upon conversion of our 8.0% Convertible Senior Notes. All other quarterly and annual diluted EPS calculations for periods ending before December 31, 2004 are unaffected by our adoption of EITF 04-08. Additionally, we will include the shares of common stock issuable upon conversion of our 8.0% Convertible Senior Notes and our 2 7/8% Convertible Senior Notes in our future diluted earnings per share calculations, unless the inclusion of these shares would be anti-dilutive.

Market Risks Associated with Financial Instruments

      We have significant market risk exposure related to aircraft fuel prices and interest rates. Market risk is the potential negative impact of adverse changes in these prices or rates on our Consolidated Financial Statements. To manage the volatility relating to these exposures, we periodically enter into derivative transactions pursuant to stated policies (see Notes 3 and 4 of the Notes to the Consolidated Financial Statements). Management expects adjustments to the fair value of financial instruments accounted for under SFAS 133 to result in ongoing volatility in earnings and shareowners’ (deficit) equity.

      The following sensitivity analyses do not consider the effects of a change in demand for air travel, the economy as a whole or additional actions by management to mitigate our exposure to a particular risk. For these and other reasons, the actual results of changes in these prices or rates may differ materially from the following hypothetical results.

      Aircraft Fuel Price Risk. Our results of operations may be significantly impacted by changes in the price of aircraft fuel. To manage this risk, we periodically enter into heating and crude oil derivative contracts to hedge a portion of our projected annual aircraft fuel requirements. Heating and crude oil prices have a highly correlated relationship to fuel prices, making these derivatives effective in offsetting changes in the cost of aircraft fuel. We do not enter into fuel hedge contracts for speculative purposes.

      At December 31, 2003, we had hedged 32% of our projected aircraft fuel requirements for 2004 at an average hedge price per gallon of 76.46¢, and none of our projected aircraft fuel requirements for 2005 or thereafter. The fair values of our heating and crude oil derivative instruments were $97 million at December 31, 2003 and $73 million at December 31, 2002. A 10% decrease in the average annual price of heating and crude oil would have decreased the fair values of these instruments by $65 million at December 31, 2003.

      In February 2004, we settled all of our fuel hedge contracts prior to their scheduled settlement dates. As a result of these transactions, we received $83 million in cash, which represented the fair value of these contracts at the date of settlement. In accordance with SFAS 133, effective gains of $82 million will be recorded in accumulated other comprehensive loss until the related fuel purchases, which were being hedged, are consumed and recognized in expense during 2004. These gains will be recorded as a reduction in fuel expense on our Consolidated Statement of Operations in 2004. We may enter into fuel hedge contracts in the future depending on certain conditions.

      For the nine months ended September 30, 2004, aircraft fuel expense accounted for 16% of our total operating expenses, as compared to 14% during the same period in 2003. We project our annual fuel expense to be $950 million greater in 2004 as compared to 2003. This projection assumes an average fuel price per gallon in 2004 of $1.15 (net of hedging gains) and aircraft fuel consumption of approximately 2.5 billion gallons.

      Interest Rate Risk. Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations.

      Market risk associated with our long-term debt is the potential change in fair value resulting from a change in interest rates. A 10% decrease in average annual interest rates would have increased the estimated fair value of our long-term debt by $682 million at December 31, 2003 and $395 million at December 31, 2002. A 10% increase in average annual interest rates would not have had a material impact on our interest expense in 2003. For additional information on our long-term debt agreements, see Notes 4 and 6 of the Notes to the Consolidated Financial Statements.

      For additional information regarding our aircraft fuel price risk management program and other exposures to market risks, see Notes 2, 3, and 4 of the Notes to the Consolidated Financial Statements.

BUSINESS

General Description

      We are a major air carrier that provides scheduled air transportation for passengers and cargo throughout the United States and around the world. As of December 31, 2004, we (including our wholly-owned subsidiaries, ASA and Comair) served 176 domestic cities in 43 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands, as well as 51 cities in 33 countries. With our domestic and international codeshare partners, our route network covers 224 domestic cities in 49 states, and 223 cities in 89 countries. We are managed as a single business unit.

      Based on calendar year 2004 data, we are the second-largest airline in terms of passengers carried, and the third-largest airline measured by operating revenues and revenue passenger miles flown. We are a leading U.S. transatlantic airline, serving the largest number of nonstop markets and offering the most daily flight departures. Among U.S. airlines, we have the second-most transatlantic passengers.

      For the years ended December 31, 2003, 2002 and 2001, passenger revenues accounted for 93% of our consolidated operating revenues, and cargo revenues and other sources accounted for 7% of our consolidated operating revenues. In 2003, our operations in North America, the Atlantic, Latin America and the Pacific accounted for 82%, 13%, 4% and 1%, respectively, of our consolidated operating revenues. In 2002, our operations in North America, the Atlantic, Latin America and the Pacific accounted for 81%, 14%, 4% and 1%, respectively, of our consolidated operating revenues. In 2001, our operations in North America, the Atlantic, Latin America and the Pacific accounted for 81%, 13%, 4% and 2%, respectively, of our consolidated operating revenues.

      We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at Hartsfield-Jackson Atlanta International Airport in Atlanta, Georgia (the “Atlanta Airport”). Our telephone number is (404) 715-2600, and our Internet address is www.delta.com.

      See “Risk Factors — Risks Relating to Delta,” “Risk Factors — Risks Relating to the Airline Industry” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Environment” for additional discussion of trends and factors affecting us and our industry.

Airline Operations

      An important characteristic of our route network is our hub airports in Atlanta, Cincinnati and Salt Lake City. Each of these hub operations includes Delta flights that gather and distribute traffic from markets in the geographic region surrounding the hub to other major cities and to other Delta hubs. Our hub and spoke system also provides passengers with access to our principal international gateways in Atlanta and New York — John F. Kennedy International Airport (“JFK”). As briefly discussed below, other key characteristics of our route network include our alliances with foreign airlines; the Delta Connection Program; the Delta Shuttle; SongTM, our low-fare service; and our marketing alliance with Continental Airlines, Inc. (“Continental”) and Northwest Airlines, Inc. (“Northwest”).

International Alliances

      We have formed bilateral and multilateral marketing alliances with foreign airlines to improve our access to international markets. These arrangements can include codesharing, frequent flyer benefits, shared or reciprocal access to passenger lounges, joint promotions and other marketing agreements.

      Our international codesharing agreements enable us to market and sell seats to an expanded number of international destinations. Under international codesharing arrangements, we and the foreign carriers publish our respective airline designator codes on a single flight operation, thereby allowing us and the foreign carrier to offer joint service with one aircraft rather than operating separate services with two aircraft. These arrangements typically allow us to sell seats on the foreign carrier’s aircraft that are marketed under our “DL” designator code and permit the foreign airline to sell seats on our aircraft that are marketed under the foreign carrier’s two-letter designator code. We have international codeshare arrangements in effect with Aerolitoral, Aeromexico, Air France (and certain of Air France’s affiliated carriers operating flights beyond Paris), Air Jamaica, Alitalia, Avianca, Fly Be, China Airlines, China Southern, CSA Czech Airlines, El Al Israel Airlines, Korean Air, Royal Air Maroc and South African Airways.

      Delta, Aeromexico, Air France, Alitalia, Continental Airlines, CSA Czech Airlines, KLM Royal Dutch Airlines (“KLM”), Korean Air and Northwest Airlines are members of the SkyTeam international airline alliance. SkyTeam links the route networks of the member airlines, providing opportunities for increased connecting traffic while offering enhanced customer service through mutual codesharing arrangements, reciprocal frequent flyer and lounge programs and coordinated cargo operations. In 2002, we, our European SkyTeam partners and Korean Air received limited antitrust immunity from the U.S. Department of Transportation (“DOT”). The grant of antitrust immunity enables us and our immunized partners to offer a more integrated route network, and develop common sales, marketing and discount programs for customers. In September 2004, we filed an application for a six-way transatlantic antitrust immunity relationship with Air France, Alitalia, CSA Czech Airlines, KLM and Northwest.

Delta Connection Program

      The Delta Connection program is our regional carrier service, which feeds traffic to our route system through contracts with regional air carriers that operate flights serving passengers primarily in small and medium-sized cities. The program enables us to increase the number of flights in certain locations, to better match capacity with demand and to preserve our presence in smaller markets. Our Delta Connection network operates the largest number of regional jets in the United States.

      We have contractual arrangements with five regional carriers to operate regional jet and turboprop aircraft using our “DL” designator code. ASA and Comair are our wholly-owned subsidiaries, which operate all of their flights under our code. We also have agreements with SkyWest, Chautauqua and American Eagle Airlines, Inc. (“Eagle”), which operate some of their flights using our code. We pay SkyWest and Chautauqua an amount, as defined in the applicable agreement, which is based on an annual redetermination of their cost of operating those flights and other factors intended to approximate market rates for those services. We have recently entered into a comparable agreement with Republic Airlines, Inc., an affiliate of Chautauqua, under which Republic Airlines is scheduled to begin operating some of their flights under our code in July 2005. For additional information regarding our agreements with SkyWest and Chautauqua, see Note 9 of the Notes to the Consolidated Financial Statements.

      Our contract with Eagle, which is limited to certain flights operated to and from the Los Angeles International Airport, as well as a portion of our SkyWest agreement, are structured as revenue proration agreements. These prorate arrangements establish a fixed dollar or percentage division of revenues for tickets sold to passengers traveling on connecting flight itineraries.

Delta Shuttle

      The Delta Shuttle is our high frequency service targeted to Northeast business travelers. It provides nonstop, hourly service between New York — LaGuardia Airport (“LaGuardia”) (Marine Air Terminal) and both Boston — Logan International Airport (“Logan”) and Washington, D.C. — Ronald Reagan National Airport (“National”).

Song

      On April 15, 2003, we introduced a new low-fare operation, Song, that primarily offers flights between cities in the Northeastern United States, Los Angeles, Las Vegas and Florida leisure destinations. As of December 31, 2004, Song offered 142 daily flights using a fleet of 36 B-757 aircraft. In September 2004, we announced plans to convert 12 mainline aircraft to Song’s fleet in 2005, which will enable Song to expand its service to additional markets during 2005. Song is intended to assist us in competing more effectively with low-cost carriers in leisure markets through a combination of larger aircraft than those operated by low-cost carriers, high frequency flights, advanced in-flight entertainment technology and innovative product offerings.

Delta-Continental-Northwest Marketing Alliance

      We have entered into a marketing alliance with Continental and Northwest which includes mutual codesharing and reciprocal frequent flyer and airport lounge access arrangements. Our marketing relationship with Continental and Northwest is designed to permit the carriers to retain their separate identities and route networks while increasing the number of domestic and international connecting passengers using the three carriers’ route networks. Currently, the carriers are allowed to codeshare on a combined 5,200 flights. In addition, Continental, Northwest and KLM joined SkyTeam on September 15, 2004.

Regulatory Matters

      The DOT and the FAA exercise regulatory authority over air transportation in the United States. The DOT has authority to issue certificates of public convenience and necessity required for airlines to provide domestic air transportation. An air carrier that the DOT finds “fit” to operate is given unrestricted authority to operate domestic air transportation (including the carriage of passengers and cargo). Except for constraints imposed by Essential Air Service regulations, which are applicable to certain small communities, airlines may terminate service to a city without restriction.

      The DOT has jurisdiction over certain economic and consumer protection matters such as unfair or deceptive practices or methods of competition, advertising, denied boarding compensation, baggage liability and disabled passenger transportation. The DOT also has authority to review certain joint venture agreements between major carriers. The FAA has primary responsibility for matters relating to air carrier flight operations, including airline operating certificates, control of navigable air space, flight personnel, aircraft certification and maintenance, and other matters affecting air safety.

      Authority to operate international routes and international codesharing arrangements are regulated by the DOT and by the foreign governments involved. International route awards are also subject to the approval of the President of the United States for conformance with national defense and foreign policy objectives.

      The Transportation Security Administration, which became a division of the Department of Homeland Security on March 1, 2003, is responsible for certain civil aviation security matters, including passenger and baggage screening at U.S. airports.

      Airlines are also subject to various other federal, state, local and foreign laws and regulations. The Department of Justice (“DOJ”) has jurisdiction over airline competition matters. The U.S. Postal Service has authority over certain aspects of the transportation of mail. Labor relations in the airline industry are generally governed by the Railway Labor Act. Environmental matters are regulated by various federal, state, local and foreign governmental entities. Privacy of passenger and employee data is regulated by domestic and foreign laws.

Fares and Rates

      Airlines are permitted to set ticket prices in most domestic and international city pairs without governmental regulation, and the industry is characterized by significant price competition. Certain international fares and rates are subject to the jurisdiction of the DOT and the governments of the foreign countries involved. Most of our tickets are sold by travel agents, and fares are subject to commissions, overrides and discounts paid to travel agents, brokers and wholesalers.

      In January 2005, we announced the expansion of our SimpliFares initiative within the 48 contiguous United States. An important part of our transformation plan, SimpliFares is a fundamental change in our pricing structure which is intended to better meet customer needs; to simplify our business; and to assist us achieve a lower cost structure. Under SimpliFares, we lowered unrestricted fares on some routes by as much as 50%; reduced the number of fare categories; implemented a fare cap; and eliminated the Saturday-night stay requirement that existed for certain fares. While SimpliFares is expected to have a negative impact on our operating results for some period, we believe it will provide net benefits to us over the longer term by stimulating traffic; improving productivity by simplifying our product; and increasing customer usage of delta.com, our lowest cost distribution channel.

Route Authority

      Our flight operations are authorized by certificates of public convenience and necessity and, to a limited extent, by exemptions issued by the DOT. The requisite approvals of other governments for international operations are provided by bilateral agreements with, or permits or approvals issued by, foreign countries. Because international air transportation is governed by bilateral or other agreements between the United States and the foreign country or countries involved, changes in United States or foreign government aviation policies could result in the alteration or termination of such agreements, diminish the value of our international route authorities or otherwise affect our international operations. Bilateral agreements between the United States and various foreign countries served by us are subject to renegotiation from time to time.

      Certain of our international route and codesharing authorities are subject to periodic renewal requirements. We request extension of these authorities when and as appropriate. While the DOT usually renews temporary authorities on routes where the authorized carrier is providing a reasonable level of service, there is no assurance of this result. Dormant route authority may not be renewed in some cases, especially where another U.S. carrier indicates a willingness to provide service.

Competition

      We face significant competition with respect to routes, services and fares. Our domestic routes are subject to competition from both new and existing carriers, some of which have substantially lower costs than we do and provide service at lower fares to destinations served by us. We also compete with all-cargo carriers, charter airlines, regional jet operators and, particularly on our shorter routes, surface transportation.

      The continuing growth of low-cost carriers, including Southwest Airlines Co. (“Southwest”), AirTran Airways, Inc. (“AirTran”) and JetBlue Airways Corporation (“JetBlue”), in the United States places significant competitive pressures on us and other network carriers. Our ability to compete effectively with low-cost carriers and other airlines depends, in part, on our ability to achieve operating costs per available seat mile (“unit costs”) that are competitive with those carriers.

      International marketing alliances formed by domestic and foreign carriers, including the Star Alliance (among United Airlines, Inc. (“United”), Lufthansa German Airlines and others) and the oneworld alliance (among AMR Corporation (“American”), British Airways and others), have significantly increased competition in international markets. Through marketing and codesharing arrangements with U.S. carriers, foreign carriers have obtained access to interior U.S. passenger traffic. Similarly, U.S. carriers have increased their ability to sell international transportation such as transatlantic services to and beyond European cities through alliances with international carriers.

      We regularly monitor competitive developments in the airline industry and evaluate our strategic alternatives. These strategic alternatives include, among other things, internal growth, codesharing arrangements, marketing alliances, joint ventures, and mergers and acquisitions. Our evaluations involve internal analysis and, where appropriate, discussions with third parties. At the end of 2003, we began a strategic reassessment of our business. The goal of this project was to develop and implement a comprehensive and competitive business strategy that addresses the airline industry environment and positions us to achieve long-term sustained success. As part of this project, we evaluated the appropriate cost reduction targets and the actions we should take to seek to achieve these targets. On September 8, 2004, we outlined key elements of our transformation plan, which is intended to achieve the cost savings and other benefits that we believe are necessary to effect an out-of-court restructuring. The initiatives that we announced are part of our overall strategic reassessment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Business Environment — Our Transformation Plan” for additional information about our transformation plan.

Airport Access

      Operations at three major U.S. airports and certain foreign airports served by us are regulated by governmental entities through “slot” allocations. Each slot represents the authorization to land at, or take off from, the particular airport during a specified time period.

      In the United States, the FAA currently regulates slot allocations at JFK and LaGuardia in New York and National in Washington, D.C. Our operations at those three airports generally require slot allocations. Under legislation enacted by Congress, slot rules will be phased out at JFK and LaGuardia by 2007.

      We currently have sufficient slot authorizations to operate our existing flights, and have generally been able to obtain slots to expand our operations and to change our schedules. There is no assurance, however, that we will be able to obtain slots for these purposes in the future because, among other reasons, slot allocations are subject to changes in governmental policies.

Possible Legislation or DOT Regulation

      A number of Congressional bills and proposed DOT regulations have been considered in recent years to address airline competition issues. Some of these proposals would require large airlines with major operations at certain airports to divest or make available to other airlines slots, gates, facilities and other assets at those airports. Other measures would limit the service or pricing responses of major carriers that appear to target new entrant airlines. In addition, concerns about airport congestion issues have caused the DOT and FAA to consider various proposals for access to certain airports, including “congestion-based” landing fees and programs that would withdraw slots from existing carriers and reallocate those slots (either by lottery or auction) to the highest bidder or to carriers with little or no current presence at such airports. These proposals, if enacted, could negatively impact our existing services and our ability to respond to competitive actions by other airlines.

Fuel

      Our results of operations can be significantly impacted by changes in the price and availability of aircraft fuel. The following table shows our aircraft fuel consumption and costs for 2001-2004.

	Gallons		Average	Percentage of
	Consumed	Cost(1)	Price Per	Total Operating
Year	(Millions)	(Millions)	Gallon(1)	Expenses

2001	2,649	$1,817	68.60 ¢	12%
2002	2,514	1,683	66.94	11
2003	2,370	1,938	81.78	13
2004	2,527	2,924	115.70	16

(1)	Net of fuel hedge gains under our fuel hedging program.

      Aircraft fuel expense increased 51% in 2004 compared to 2003 and 15% in 2003 compared to 2002. Total gallons consumed increased 7% in 2004 mainly due to the restoration of capacity following the war in Iraq. The average fuel price per gallon in 2004 rose 42% to $1.16 as compared to an average price of 81.78¢ in 2003. Our fuel cost is shown net of fuel hedge gains of $105 million for 2004, $152 million for 2003, $136 million for 2002 and $299 million for 2001. Approximately 8%, 65%, 56% and 58% of our aircraft fuel requirements were hedged during 2004, 2003, 2002 and 2001, respectively. In February 2004, we settled all of our fuel hedge contracts prior to their scheduled settlement dates. For more information concerning the settlement of our fuel hedge contracts, see Note 22 of the Notes to the Consolidated Financial Statements.

      Our aircraft fuel purchase contracts do not provide material protection against price increases or assure the availability of our fuel supplies. We purchase most of our aircraft fuel from petroleum refiners under contracts that establish the price based on various market indices. We also purchase aircraft fuel on the spot market, from off-shore sources and under contracts that permit the refiners to set the price.

      While we currently have no fuel hedge contracts, we may periodically enter into heating and crude oil derivative contracts to attempt to reduce our exposure to changes in fuel prices. Information regarding our fuel hedging program is set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Market Risks Associated with Financial Instruments — Aircraft Fuel Price Risk” and in Notes 3 and 4 of the Notes to the Consolidated Financial Statements.

      Although we are currently able to obtain adequate supplies of aircraft fuel, it is impossible to predict the future availability or price of aircraft fuel. Political disruptions or wars involving oil-producing countries, changes in government policy concerning aircraft fuel production, transportation or marketing, changes in aircraft fuel production capacity, environmental concerns and other unpredictable events may result in fuel supply shortages and fuel price increases in the future.

Employee Matters

Railway Labor Act

      Our relations with labor unions in the United States are governed by the Railway Labor Act. Under the Railway Labor Act, a labor union seeking to represent an unrepresented craft or class of employees is required to file with the National Mediation Board (“NMB”) an application alleging a representation dispute, along with authorization cards signed by at least 35% of the employees in that craft or class. The NMB then investigates the dispute and, if it finds the labor union has obtained a sufficient number of authorization cards, conducts an election to determine whether to certify the labor union as the collective bargaining representative of that craft or class. Under the NMB’s usual rules, a labor union will be certified as the representative of the employees in a craft or class only if more than 50% of those employees vote for union representation.

      Under the Railway Labor Act, a collective bargaining agreement between an airline and a labor union does not expire, but instead becomes amendable as of a stated date. Either party may request the NMB to appoint a federal mediator to participate in the negotiations for a new or amended agreement. If no agreement is reached in mediation, the NMB may determine, at any time, that an impasse exists and offer binding arbitration. If either party rejects binding arbitration, a 30-day “cooling off” period begins. At the end of this 30-day period, the parties may engage in “self help,” unless the President of the United States appoints a Presidential Emergency Board (“PEB”) to investigate and report on the dispute. The appointment of a PEB maintains the “status quo” for an additional 60 days. If the parties do not reach agreement during this period, the parties may then engage in “self help.” “Self help” includes, among other things, a strike by the union or the imposition of proposed changes to the collective bargaining agreement by the airline. Congress and the President have the authority to prevent “self help” by enacting legislation which, among other things, imposes a settlement on the parties.

Collective Bargaining

      At December 31, 2004, we had a total of approximately 69,000 full-time equivalent employees. Approximately 18% of these employees are represented by unions. The following table presents certain information concerning the union representation of our domestic employees.

	Approximate
	Number of		Amendable Date of
	Employees		Collective Bargaining
Employee Group	Represented	Union	Agreement

Delta Pilots	6,590	Air Line Pilots Association, International	December 31, 2009
Delta Flight Superintendents	185	Professional Airline Flight Control Association	January 1, 2010
ASA Pilots	1,515	Air Line Pilots Association, International	September 15, 2002
ASA Flight Attendants	885	Association of Flight Attendants	September 26, 2003
ASA Flight Dispatchers	50	Professional Airline Flight Control Association	April 18, 2006
Comair Pilots	1,790	Air Line Pilots Association, International	May 21, 2006
Comair Maintenance Employees	485	International Association of Machinists and Aerospace Workers	May 31, 2004
Comair Flight Attendants	1,040	International Brotherhood of Teamsters	July 19, 2007

      ASA is in collective bargaining negotiations with ALPA, which represents ASA’s pilots, and with the Association of Flight Attendants (“AFA”), which represents ASA’s flight attendants. The outcome of these collective bargaining negotiations cannot presently be determined.

      Comair has recently reached a tentative agreement with the International Association of Machinists and Aerospace Workers, which represents Comair’s maintenance employees. The agreement is subject to ratification by the Comair maintenance employees. The tentative agreement would become amendable as of May 31, 2009. In addition, Comair is negotiating with ALPA, which represents Comair’s pilots, and the International Brotherhood of Teamsters, which represents Comair’s flight attendants, to obtain modifications to their respective collective bargaining agreements. The outcome of these negotiations cannot presently be determined.

      Labor unions are engaged in organizing efforts to represent various groups of employees of us, ASA and Comair who are not represented for collective bargaining purposes. The outcome of these organizing efforts cannot presently be determined.

Environmental Matters

      The Airport Noise and Capacity Act of 1990 recognizes the rights of operators of airports with noise problems to implement local noise abatement programs so long as such programs do not interfere unreasonably with interstate or foreign commerce or the national air transportation system. It generally provides that local noise restrictions on Stage 3 aircraft first effective after October 1, 1990, require FAA approval. While we have had sufficient scheduling flexibility to accommodate local noise restrictions in the past, our operations could be adversely impacted if locally-imposed regulations become more restrictive or widespread.

      On December 1, 2003, the FAA published a Notice of Proposed Rulemaking (“NPRM”) to adopt the International Civil Aviation Organization’s (“ICAO”) Chapter 4 noise standard, which is known as the Stage 4 standard in the United States. This standard would require that all new commercial jet aircraft designs certified on or after January 1, 2006 be at least ten decibels quieter than the existing Stage 3 noise standard requires. This new standard would not apply to existing aircraft or to the continued production of aircraft types already certified. Comments on the NPRM were filed by various parties on March 1, 2004. All new aircraft that we have on order will meet the proposed Stage 4 standard. Accordingly, the proposed rule is not expected to have any significant impact on us, and we and the U.S. airline industry generally supported the adoption of the NPRM. The FAA has not yet taken final action.

      The United States Environmental Protection Agency (the “EPA”) is authorized to regulate aircraft emissions. Our aircraft comply with the applicable EPA standards. The EPA has issued a notice of proposed rulemaking to adopt the emissions control standards for aircraft engines previously adopted by the ICAO. These standards would apply to newly designed engines certified after December 31, 2003 and would align the U.S. aircraft engine emission standards with existing international standards. The rule, as proposed, is not expected to have a material impact on us.

      In December 2004, Miami-Dade County filed a lawsuit in Florida Circuit Court against us, seeking injunctive relief and alleging responsibility for past and future environmental cleanup costs and civil penalties for environmental conditions at Miami International Airport. This lawsuit is related to several other actions filed by the County to recover environmental remediation costs incurred at the airport. We are vigorously defending this lawsuit. An adverse decision in this case could result in substantial damages against us. Although the ultimate outcome of this matter cannot be predicted with certainty, management believes that the resolution will not have a material adverse effect on our Consolidated Financial Statements.

      We have been identified by the EPA as a potentially responsible party (a “PRP”) with respect to certain Superfund Sites, and have entered into consent decrees regarding some of these sites. Our alleged disposal volume at each of these sites is small when compared to the total contributions of all PRPs at each site. We are aware of soil and/or ground water contamination present on our current or former leaseholds at several domestic airports. To address this contamination, we have a program in place to investigate and, if appropriate, remediate these sites. Although the ultimate outcome of these matters cannot be predicted with certainty, management believes that the resolution of these matters will not have a material adverse effect on our Consolidated Financial Statements.

Frequent Flyer Program

      We have a frequent flyer program, the SkyMiles® program, offering incentives to increase travel on Delta. This program allows participants to earn mileage for travel awards by flying on Delta, Delta Connection carriers and participating airlines. Mileage credit may also be earned by using certain services offered by program partners such as credit card companies, hotels, car rental agencies, telecommunication services and internet services. In addition, we have programs under which individuals and companies may purchase mileage credits. We reserve the right to terminate the program with six months advance notice, and to change the program’s terms and conditions at any time without notice.

      Mileage credits can be redeemed for free or upgraded air travel on Delta and participating airline partners, for membership in our Crown Room Club and for other program partner awards. Travel awards are subject to certain transfer restrictions and capacity-controlled seating. In some cases, blackout dates may apply. Miles earned prior to May 1, 1995 do not expire so long as we have a frequent flyer program. Miles earned or purchased on or after May 1, 1995 will not expire as long as, at least once every three years, the participant (1) takes a qualifying flight on Delta or a Delta Connection carrier; (2) earns miles through one of our program partners; or (3) redeems miles for any program award.

      We account for our frequent flyer program obligations by recording a liability for the estimated incremental cost of travel awards we expect to be redeemed. The estimated incremental cost associated with a travel award does not include any contribution to overhead or profit. Such incremental cost is based on our system average cost per passenger for fuel, food and other direct passenger costs. We do not record a liability for mileage earned by participants who have not reached the level to become eligible for a free travel award. We believe this is appropriate because the large majority of these participants are not expected to earn a travel award. We do not record a liability for the expected redemption of miles for non-travel awards since the cost of these awards to us is negligible.

      We estimated the potential number of round-trip travel awards outstanding under our frequent flyer program to be 14.3 million, 13.7 million and 13.1 million at December 31, 2003, 2002 and 2001, respectively. Of these travel awards, we expected that approximately 10.4 million, 10.0 million and 9.6 million, respectively, would be redeemed. At December 31, 2003, 2002 and 2001, we had recorded a liability for these awards of $229 million, $228 million and $226 million, respectively. The difference between the round-trip awards outstanding and the awards expected to be redeemed is the estimate, based on historical data, of awards which will (1) never be redeemed; or (2) be redeemed for something other than award travel.

      Frequent flyer program participants flew 2.8 million, 2.8 million and 2.4 million award round-trips on Delta in 2003, 2002 and 2001, respectively. These round-trips accounted for approximately 9%, 9% and 8% of the total passenger miles flown for 2003, 2002 and 2001, respectively. We believe that the relatively low percentage of passenger miles flown by SkyMiles members traveling on program awards and the restrictions applied to travel awards minimize the displacement of revenue passengers.

Civil Reserve Air Fleet Program

      We participate in the Civil Reserve Air Fleet (“CRAF”) program, which permits the U.S. military to use the aircraft and crew resources of participating U.S. airlines during airlift emergencies, national emergencies or times of war. We have agreed to make available under the CRAF program, during the period October 1, 2004 through September 30, 2005, a portion of our international range aircraft. As of December 31, 2004, the following numbers of our aircraft are available for CRAF activation:

		Number of
		International
		Passenger	Number of	Total
	Description of Event	Aircraft	Aeromedical	Aircraft
Stage	Leading to Activation	Allocated	Aircraft Allocated	by Stage

I	Minor Crisis	5	Not Applicable	5
II	Major Theater Conflict	9	12	21
III	Total National Mobilization	21	36	57

      The CRAF program has only been activated twice, both times at the Stage I level, since it was created in 1951.

Properties

Flight Equipment

      The table set forth below shows our aircraft fleet at December 31, 2004.

	Current Fleet(1)

		Capital	Operating		Average
Aircraft Type	Owned	Lease	Lease	Total	Age

B-737-200	6	12	34	52	19.8
B-737-300	—	—	26	26	18.1
B-737-800	71	—	—	71	4.2
B-757-200	77	10	34	121	13.3
B-767-200	15	—	—	15	21.6
B-767-300	4	10	14	28	14.9
B-767-300ER	50	—	9	59	8.9
B-767-400	21	—	—	21	3.8
B-777-200	8	—	—	8	4.9
MD-11	1	—	3	4	11.9
MD-88	63	16	41	120	14.5
MD-90	16	—	—	16	9.1
ATR-72	4	—	13	17	10.7
CRJ-100/200	106	—	123	229	5.2
CRJ-700	58	—	—	58	1.3

Total	500	48	297	845

(1)	The table above:

•	reflects our sale of eight owned MD-11 aircraft pursuant to an agreement we entered into with a third party during the September 2004 quarter (see Note 6 of the Notes to the Condensed Consolidated Financial Statements for additional information on this subject);

•	includes four B-737-200 and four MD-11 aircraft which are temporarily grounded; and

•	does not include three MD-11 aircraft we have subleased to World Airways.

      Our purchase commitments (firm orders) for aircraft, as well as options to purchase additional aircraft, as of December 31, 2004, are shown below.

	Delivery in Calendar Year Ending

Aircraft on Firm Order	2005		2006	2007	2008	After 2008	Total

B-737-800	11	(1)	10	36	4	—	61
B-777-200	—		—	—	2	3	5
CRJ-200	32	(2)	—	—	—	—	32

Total	43		10	36	6	3	98

(1)	In October 2003, we entered into a definitive agreement with a third party to sell 11 B-737-800 aircraft immediately after those aircraft are delivered to us by the manufacturer in 2005. These 11 B-737-800 aircraft are included in the above table because we continue to have a contractual obligation to purchase these aircraft from the manufacturer. For additional information about our sale agreement, see Note 9 of the Notes to the Consolidated Financial Statements.

(2)	On February 27, 2004, we entered into an agreement to purchase 32 CRJ-200 aircraft to be delivered in 2005. In conjunction with this agreement, we entered into a facility with a third party to finance, on a secured basis at the time of acquisition, the future deliveries of these regional jet aircraft.

Borrowings under this facility (1) will be due in installments for 15 years after the date of borrowing and (2) bear interest at LIBOR plus a margin.

	Delivery in Calendar Year Ending

Aircraft on Option(1)	2005	2006	2007	2008	After 2008	Total	Rolling Options

B-737-800	—	—	—	12	48	60	168
B-767-300/300ER	—	1	2	2	5	10	6
B-767-400	—	1	2	2	17	22	—
B-777-200	—	—	—	1	19	20	5
CRJ-200	—	52	33	21	20	126	—
CRJ-700(2)	—	22	31	31	40	124	—

Total	—	76	68	69	149	362	179

(1)	Aircraft options have scheduled delivery slots, while rolling options replace options and are assigned delivery slots as options expire or are exercised.

(2)	Our collective bargaining agreement with ALPA limits the number of jet aircraft certificated for operation with between 51 and 70 seats that may be operated by other U.S. carriers (including ASA and Comair) using the Delta flight code. This limit is currently 82 aircraft, increasing to 106 aircraft in 2006, and 125 aircraft in 2007 and thereafter. These limits may increase in the future depending on the scheduled block hours flown by Delta pilots.

      Our long-term agreement with The Boeing Company (“Boeing”) covers firm orders, options and rolling options for certain aircraft through calendar year 2017. This agreement supports our plan for disciplined growth, aircraft rationalization and fleet replacement. It also gives us certain flexibility to adjust scheduled aircraft deliveries and to substitute between aircraft models and aircraft types. The majority of the aircraft under firm order from Boeing will be used to replace older aircraft.

      Our long-term plan is to reduce our mainline aircraft fleet by up to four family types over the approximately next four years. We believe fleet standardization will improve reliability and produce long-term cost savings. Due to weak traffic, we temporarily grounded the entire MD-11 fleet by the end of January 2004 and sold our owned MD-11 aircraft in September 2004. As a result of these actions, in 2004 we operated a mainline fleet composed entirely of two-pilot, two-engine aircraft.

      Our regional jet operations offer service to small and medium-sized cities and enable us to supplement mainline frequencies and service to larger cities. In 2000, our wholly-owned subsidiaries, ASA and Comair, entered into agreements with Bombardier, Inc. to purchase a total of 94 Canadair Regional Jet (“CRJ”) aircraft, including 69 CRJ-200 aircraft with a mix of 40 and 50 seats, and 25 CRJ-700 aircraft with 70 seats. ASA and Comair also received options to purchase 406 CRJ aircraft through 2010.

      ASA retired its last EMB-120 turbo prop aircraft in August 2003. As of December 31, 2004, ASA had returned two ATR-72 turbo prop aircraft to the lessor upon lease expiration. ASA continues to operate the remaining ATR-72 turbo prop aircraft, while Comair operates an all-jet fleet.

Ground Facilities

      We lease most of the land and buildings that we occupy. Our largest aircraft maintenance base, various computer, cargo, flight kitchen and training facilities and most of our principal offices are located at or near the Atlanta Airport, on land leased from the City of Atlanta generally under long-term leases. We own a portion of our principal offices, our Atlanta reservations center and other real property in Atlanta.

      We lease ticket counter and other terminal space, operating areas and air cargo facilities in most of the airports that we serve. These leases generally run for periods of less than one year to thirty years or more, and often contain provisions for periodic adjustments of lease rates. At most airports that we serve, we have entered into use agreements which provide for the non-exclusive use of runways, taxiways, and other facilities; landing fees under these agreements normally are based on the number of landings and weight of aircraft. We also lease aircraft maintenance facilities at certain airports; these leases generally require us to pay the cost of providing, operating and maintaining such facilities. In addition to our Atlanta maintenance base, our other major aircraft maintenance facilities are located at Cincinnati/ Northern Kentucky International Airport, Dallas/ Fort Worth International Airport and Salt Lake City International Airport. We lease marketing, ticket and reservations offices in certain major cities that we serve; these leases are generally for shorter terms than the airport leases. Additional information relating to our ground facilities is set forth in Note 7 of the Notes to the Consolidated Financial Statements.

      In recent years, some airports have increased or sought to increase the rates charged to airlines to levels that we believe are unreasonable. The extent to which such charges are limited by statute or regulation and the ability of airlines to contest such charges has been subject to litigation and to administrative proceedings before the DOT. If the limitations on such charges are relaxed, or the ability of airlines to challenge such charges is restricted, the rates charged by airports to airlines may increase substantially.

      The City of Atlanta, with the support of us and other airlines, has begun a ten year capital improvement program (the “CIP”) at the Atlanta Airport. Implementation of the CIP should increase the number of flights that may operate at the airport and reduce flight delays. The CIP includes, among other things, a new approximately 9,000 foot full-service runway (targeted for completion in May 2006), related airfield improvements, additional terminal and gate capacity, new cargo and other support facilities and roadway and other infrastructure improvements. If fully implemented, the CIP is currently estimated by the City of Atlanta to cost approximately $6.8 billion, which exceeds the $5.4 billion CIP approved by the airlines in 1999. The CIP runs through 2010, with individual projects scheduled to be constructed at different times. A combination of federal grants, passenger facility charge revenues, increased user rentals and fees, and other airport funds are expected to be used to pay CIP costs directly and through the payment of debt service on bonds. Certain elements of the CIP have been delayed, and there is no assurance that the CIP will be fully implemented. Failure to implement certain portions of the CIP in a timely manner could adversely impact our operations at the Atlanta Airport.

      During 2001, we entered into lease and financing agreements with the Massachusetts Port Authority (“Massport”) for the redevelopment and expansion of Terminal A at Logan. The completion of this project will enable us to consolidate all of our domestic operations at that airport into one location. Construction began in the June 2002 quarter and is scheduled to be completed during 2005. Project costs will be funded with $498 million in proceeds from Special Facilities Revenue Bonds issued by Massport on August 16, 2001. We agreed to pay the debt service on the bonds under a long-term lease agreement with Massport and issued a guarantee to the bond trustee covering the payment of the debt service on the bonds. Additional information about these bonds is set forth in Note 6 of the Notes to the Consolidated Financial Statements.

Legal Proceedings

In Re Northwest Airlines, et al. Antitrust Litigation

      In June 1999, two purported class action antitrust lawsuits were filed in the U.S. District Court for the Eastern District of Michigan against us, U.S. Airways, Northwest and the Airlines Reporting Corporation, an airline-owned company that operates a centralized clearinghouse for travel agents to report and account for airline ticket sales.

      In these cases, plaintiffs allege, among other things: (1) that the defendants and certain other airlines conspired in violation of Section 1 of the Sherman Act to restrain competition in the sale of air passenger service by enforcing rules prohibiting certain ticketing practices; and (2) that the defendants violated Section 2 of the Sherman Act by prohibiting these ticketing practices.

      Plaintiffs have requested a jury trial. They seek injunctive relief; costs and attorneys’ fees; and unspecified damages, to be trebled under the antitrust laws. The District Court granted the plaintiffs’

motion for class action certification and denied the airlines’ motions for summary judgment in May 2002. On May 4, 2004, the District Court issued a supplemental order defining various plaintiff subclasses. The subclasses pertinent to us include: (1) for the purpose of the Section 1 claim, a subclass of persons or entities who purchased from a defendant or its agent a full fare, unrestricted ticket for travel on any of certain designated city pairs originating or terminating at our Atlanta or Cincinnati hubs, Northwest’s hubs at Minneapolis, Detroit or Memphis, or US Airways’ hubs at Pittsburgh or Charlotte, during the period from June 11, 1995 to date; (2) for the purpose of the Section 2 claim as it relates to our Atlanta hub, a subclass of persons or entities who purchased from us or our agent a full fare, unrestricted ticket for travel on any of certain designated city pairs originating or terminating at our Atlanta hub during the same period; and (3) for the purpose of the Section 2 claim as it relates to our Cincinnati hub, a subclass of persons or entities who purchased from us or our agent a full fare, unrestricted ticket for travel on any of certain designated city pairs originating or terminating at our Cincinnati hub during the same period.

Hall, et al. v. United Airlines, et al

      In January 2002, a travel agent in North Carolina filed a class action lawsuit against numerous airlines, including us, in the U.S. District Court for the Eastern District of North Carolina on behalf of all travel agents in the United States which sold tickets from September 1, 1997 to the present on any of the defendant airlines. The lawsuit alleges that we and the other airline defendants conspired to fix travel agent commissions in violation of Section 1 of the Sherman Act. The plaintiff, who has requested a jury trial, is seeking in its complaint injunctive relief; costs and attorneys’ fees; and unspecified damages, to be trebled under the antitrust laws.

      In September 2002, the District Court granted the plaintiff’s motion for class action certification, certifying a class consisting of all travel agents in the United States, Puerto Rico and the U.S. Virgin Islands which sold tickets on the defendant airlines between 1997 and 2002.

      On October 30, 2003, the District Court granted summary judgment against the plaintiff class, dismissing all claims asserted against us and most other defendants. On December 9, 2004, the U.S. Court of Appeals for the Fourth Circuit affirmed the District Court’s judgment. On January 4, 2005, the Court of Appeals denied the plaintiffs’ motion for rehearing en banc.

All Direct Travel, Inc., et al. v. Delta Air Lines, et al.

      Two travel agencies have filed a purported class action lawsuit against us in the U.S. District Court for the Central District of California on behalf of all travel agencies from which we have demanded payment for breach of the agencies’ contractual and fiduciary duties to us in connection with Delta ticket sale transactions during the period from September 20, 1997 to the present. The lawsuit alleges that our conduct (1) violates the Racketeer Influenced and Corrupt Organizations Act of 1970; and (2) creates liability for unjust enrichment. The plaintiffs, who have requested a jury trial, are seeking in their complaint injunctive and declaratory relief; costs and attorneys’ fees; and unspecified treble damages. In January 2003, the District Court denied the plaintiffs’ motion for class action certification and in April 2003 granted our motion for summary judgment on all claims. On January 6, 2005, the U.S. Court of Appeals for the Ninth Circuit affirmed the District Court’s judgment.

Power Travel International, Inc., et al. v. American Airlines, et al.

      In August 2002, a travel agency filed a purported class action lawsuit in New York state court against us, American, Continental, Northwest, United and JetBlue, on behalf of an alleged nationwide class of U.S. travel agents. JetBlue has been dismissed from the case, and the remaining defendants removed the action to the U.S. District Court for the Southern District of New York. The lawsuit alleges that the defendants breached their contracts with and their duties of good faith and fair dealing to U.S. travel agencies when these airlines discontinued the payment of published base commissions to U.S. travel agencies at various times beginning in March 2002. The plaintiffs’ amended complaint seeks unspecified damages, as well as declaratory and injunctive relief.

Multidistrict Pilot Retirement Plan Litigation

      During the June 2001 quarter, the Delta Pilots Retirement Plan (“Retirement Plan”) and related non-qualified pilot retirement plans sponsored and funded by us were named as defendants in five purported class action lawsuits filed in federal district courts in California, Massachusetts, Ohio, New Mexico and New York. The complaints (1) seek to assert claims on behalf of a class consisting of certain groups of retired and active Delta pilots; (2) allege that the calculation of the retirement benefits of the plaintiffs and the class violated the Retirement Plan and the Internal Revenue Code; and (3) seek unspecified damages. In October 2001, the Judicial Panel on Multidistrict Litigation granted our motion to transfer these cases to the U.S. District Court for the Northern District of Georgia for coordinated pretrial proceedings. Our motion to dismiss the non-qualified plans was granted and both sides have filed for summary judgment on all remaining claims.

Litigation Re September 11 Terrorist Attacks

      We are a defendant in numerous lawsuits arising out of the terrorist attacks of September 11, 2001. It appears that the plaintiffs in these actions are alleging that we and many other air carriers are jointly liable for damages resulting from the terrorist attacks based on a theory of shared responsibility for passenger security screening at Logan, Dulles and Newark. These lawsuits, which are in preliminary stages, generally seek unspecified damages, including punitive damages. Although federal law limits the financial liability of any air carrier for compensatory and punitive damages arising out of the September 11 terrorist attacks to no more than the limits of liability insurance coverage maintained by the air carrier, it is possible that we may be required to pay damages in the event of our insurers’ insolvency or otherwise.

Delta Family-Care Savings Plan Litigation

      On September 3, 2004, a former Delta employee filed a lawsuit on behalf of himself and all other participants in the Savings Plan against Delta and certain past and present members of Delta’s Board of Directors alleging violations of ERISA. The complaint alleges that the defendants breached their fiduciary obligations under ERISA during the period from November 2000 through August 2004 with respect to Savings Plan investments in our stock, both in our common stock fund into which participants may direct their own contributions and the Savings Plan’s employee stock ownership plan component into which Delta directs its contributions. Subsequent to the filing of the complaint, an identical action was filed by a second former employee, and a third similar action was filed by a different former employee. The third suit contains additional claims, and names all current members of the Board of Directors and several past directors as defendants. Attorneys for the plaintiffs have agreed to proceed with one consolidated complaint naming one plaintiff. The complaints seek unspecified damages and have been filed in U.S. District Court in the Northern District of Georgia.

      * * *

      In each of the foregoing cases, we believe the plaintiffs’ claims are without merit, and we are vigorously defending the lawsuits. An adverse decision in any of these cases could result in substantial damages against us. Although the ultimate outcome of these matters cannot be predicted with certainty, management believes that the resolution of these actions will not have a material adverse effect on our Consolidated Financial Statements.

      For a discussion of certain environmental matters, see “Business — Environmental Matters.”

MANAGEMENT

Executive Officers and Directors

      The following table sets forth information regarding the executive officers and directors of Delta, as of December 31, 2004:

Name	Age	Position

Gerald Grinstein	72	Chief Executive Officer and Director
Michael J. Palumbo	57	Executive Vice President and Chief Financial Officer
Joseph C. Kolshak	47	Senior Vice President and Chief of Operations
Lee A. Macenczak	43	Senior Vice President and Chief Customer Service Officer
Paul G. Matsen	47	Senior Vice President and Chief Marketing Officer
Gregory L. Riggs	56	Senior Vice President, General Counsel and Chief Corporate Affairs Officer
James Whitehurst	37	Senior Vice President and Chief Network and Planning Officer
Edward H. Budd	71	Director
David R. Goode	64	Director
Karl J. Krapek	56	Director
Paula Rosput Reynolds	48	Director
John F. Smith, Jr.	67	Chairman of the Board of Directors
Joan E. Spero	60	Director
Larry D. Thompson	59	Director
Kenneth B. Woodrow	60	Director

Executive Officers

Gerald Grinstein

Chief Executive Officer since January 2004; joined Delta’s board in 1987; non-executive Chairman of the Board of Agilent Technologies, Inc. (1999-2002); non-executive Chairman of Delta’s Board of Directors (1997-1999); Retired Chairman of Burlington Northern Santa Fe Corporation (successor to Burlington Northern Inc.) since December 1995; executive officer of Burlington Northern Inc. and certain affiliated companies (1987-1995); Chief Executive Officer of Western Air Lines, Inc. (1985-1987)

Committees:
None
Directorships:
PACCAR Inc.; The Brinks Company
Affiliations:	Trustee, Henry M. Jackson Foundation; Trustee, University of Washington Foundation

Michael J. Palumbo

Executive Vice President and Chief Financial Officer since May 2004; consultant with Airline Financial Services (2001-2004); Executive Vice President and Chief Financial Officer at Trans World Airlines (1994-2001); Partner at HPF Associates, Inc., a financial consulting firm (1993-1994); Senior Vice President and transportation group head at E.F. Hutton (1984-1988); Senior Vice President, Finance, and Treasurer at Western Airlines (1983-1984); Assistant Treasurer at Pan American World Airways (1977-1983)

Joseph C. Kolshak

Senior Vice President and Chief of Operations since June 2004; Senior Vice President — Flight Operations (2002-2004); Vice President — Flight Operations (2001-2002); Director, Investor Relations (1998-2001); General Manager — Flight Operations (1996-1998); Flight Operations Manager and Assistant Chief Pilot (1994-1996); Flight Operations Coordinator — Atlanta (1993-1994); Special Assignment Supervisor to the Vice President of Flight Operations (1991-1993). Additionally, Mr. Kolshak is a 757/767 Captain

Lee A. Macenczak

Senior Vice President and Chief Customer Service Officer since October 2004; Senior Vice President & Chief Human Resources Officer (June 2004-October 2004); Senior Vice President — Sales and Distribution (2000-2004); Vice President — Customer Service (1999-2000); Vice President — Reservation Sales (1998-1999); Vice President — Reservation Sales & Distribution Planning (1996-1998)

Paul G. Matsen

Senior Vice President and Chief Marketing Officer since June 2004; Senior Vice President — International & Alliances (2000-2004); Senior Vice President — Alliances (1999-2000); Senior Vice President — Alliance Strategy & Development (1998-1999); Senior Vice President — Corporate Planning & Information Technologies (1997-1998); Senior Vice President — Corporate Planning (1996-1997);Vice President — Corporate Planning (1996); Vice President — Advertising and Consumer Marketing (1994-1996)

Gregory L. Riggs

Senior Vice President, General Counsel and Chief Corporate Affairs Officer since June 2004; Senior Vice President — General Counsel (2003-2004); Vice President — Deputy General Counsel (1998-2003); Associate General Counsel (1997-1998); Director — Airport Customer Service Administration (1996-1997); Associate General Counsel (1994-1996); Assistant General Counsel (1992-1994)

James Whitehurst

Senior Vice President and Chief Network and Planning Officer since June 2004; Senior Vice President — Finance, Treasury & Business Development (2002-2004); Vice President and Director, Boston Consulting Group (1997-2001)

Directors

Edward H. Budd

Joined Delta’s Board, 1985. Chairman of the Board and Chief Executive Officer of The Travelers Corporation (1982 until his retirement in 1993); held other executive officer positions in that company (1974-1982)

Committees:	Audit (Chair); Finance; Personnel & Compensation
Affiliations:	Member of the American Academy of Actuaries and The Business Council; Trustee of Tufts University

David R. Goode

Joined Delta’s Board, 1999. Chairman of the Board and Chief Executive Officer of Norfolk Southern Corporation since 1992; executive officer of that company since 1985

Committees:	Personnel & Compensation (Chair); Finance

Directorships:	Caterpillar, Inc.; Georgia-Pacific Corporation; Norfolk Southern Corporation; Norfolk Southern Railway Company; Texas Instruments, Incorporated

Affiliations:	Member of The Business Council and The Business Roundtable

Karl J. Krapek

Joined Delta’s Board, 2004. President and Chief Operating Officer of United Technologies Corporation (1999 until his retirement in 2002); also held other management positions in that company (1982-1999)

Committees:	Corporate Governance; Finance

Directorships:	Lucent Technologies Inc.; Prudential Financial, Inc.; The Connecticut Bank and Trust Company; Visteon Corporation
Affiliations:	Vice Chairman, Board of Trustees of Connecticut State University; Director, St. Francis Care, Inc.

Paula Rosput Reynolds

Joined Delta’s Board, 2004. Chairman of the Board of AGL Resources, Inc. since 2002; President and Chief Executive Officer of that company since 2000; Chairman of Atlanta Gas Light Company, a wholly-owned subsidiary of AGL Resources, Inc., (2000-2003); President and Chief Operating Officer of Atlanta Gas Light Company (1998-2000); President and Chief Executive Officer of Duke Energy Power Services, LLC, a subsidiary of Duke Energy Corporation (1997-1998)

Committees:	Corporate Governance; Personnel & Compensation

Directorships:	AGL Resources, Inc.; Coca-Cola Enterprises Inc.

John F. Smith, Jr.

Joined Delta’s Board, 2000. Chairman of the Board of General Motors Corporation (1996 until his retirement in 2003); also served as that company’s Chief Executive Officer (1992-2000), President (1992-1998) and Chief Operating Officer (1992)

Committees:	Corporate Governance; Audit; Finance (Chair)

Directorships:	Swiss Reinsurance Company; The Procter & Gamble Company
Affiliations:	Member of the Board of The Nature Conservancy; Chairman of the Advisory Board of AlixPartners LLC/ Questor Partners Funds; Member of The Business Council

Joan E. Spero

Joined Delta’s Board, 2002. President of the Doris Duke Charitable Foundation since 1997; U.S. Undersecretary of State for Economic, Business & Agricultural Affairs (1993-1996); executive of American Express Company (1981-1993)

Committees:	Audit; Corporate Governance (Chair)

Directorships:	First Data Corporation; International Business Machines Corporation
Affiliations:	Trustee of Columbia University, the Council on Foreign Relations and the Wisconsin Alumni Research Foundation

Larry D. Thompson

Joined Delta’s Board, 2003. Senior Vice President Government Affairs, General Counsel and Secretary, of Pepsico, Inc. since October 2004; Senior Fellow of the Brookings Institution (August 2003-September 2004); Visiting Professor of Law, University of Georgia School of Law (Spring Semester 2004); Deputy Attorney General of the United States (2001-2003); Partner, King & Spalding LLP (1987-2001); U.S. Attorney for the Northern District of Georgia (1982-1986)

Affiliations:	Board of Directors, Drug Enforcement Administration Museum Foundation; Committee of Visitors, University of Michigan Law School; Fellow, American Board of Criminal Lawyers

Kenneth B. Woodrow

Joined Delta’s Board, 2004. Vice Chairman of Target Corporation (1999 until his retirement in 2000); also served as that company’s President (1994-1999); and held other management positions in that company (1971-1994)

Committees:	Audit; Personnel & Compensation
Directorships:	EZ Gard Industries, Inc.; Visteon Corporation

Board Committees

      The Board of Directors has established the following committees to assist it in discharging its responsibilities:

Committee	Key Functions

Audit	• Appoints (subject to shareowner ratification) our independent auditors
• Represents and assists the Board in its oversight of:
• the integrity of our financial statements;
• our compliance with legal and regulatory requirements;
• our independent auditors’ qualifications and independence; and
• the performance of our internal audit department and independent auditors
• Discusses the adequacy and effectiveness of our internal control over financial reporting
• Oversees our compliance with procedures and processes pertaining to corporate ethics and standards of business conduct
• Considers complaints concerning accounting, auditing, internal control and financial reporting matters

Corporate Governance	• Identifies and recommends qualified individuals to the Board for nomination as directors and considers shareowner nominations of candidates for election as directors
• Considers, develops and makes recommendations to the Board regarding matters related to corporate governance, including:
• qualifications and eligibility requirements for Board members, including director independence standards;
• the Board’s size, composition, organization and processes;
• the type, function, size and membership of Board committees;
• evaluation of the Board; and
• Board compensation

Finance	• Reviews our financial planning and financial structure, funding requirements and borrowing and dividend policies

Personnel & Compensation	• Establishes our general compensation philosophy and oversees the development and implementation of compensation programs
• Performs an annual performance evaluation of our CEO and determines and approves the CEO’s compensation level
• Reviews and approves compensation programs applicable to our executives
• Considers periodically our management succession planning
• Makes recommendations to the Board regarding election of officers

Independence of Audit, Corporate Governance and Personnel & Compensation Committee Members.

      The Audit, Corporate Governance and Personnel & Compensation Committees consist entirely of non-employee directors who are independent, as defined in the NYSE listing standards and Delta’s director independence standards. The members of the Audit Committee also satisfy the additional independence requirements set forth in rules under the Securities Exchange Act of 1934.

Audit Committee Financial Experts

      The Board of Directors has designated Messrs. Budd, Smith and Woodrow as Audit Committee Financial Experts. It has also determined that each is independent, as described above.

Compensation Committee Interlocks and Insider Participation

      The members of the Personnel & Compensation Committee are Mr. Goode, who serves as Chair, Ms. Reynolds and Messrs. Budd and Woodrow, each of whom is independent under the NYSE listing standards and Delta’s director independence standards. None of the members of the Personnel & Compensation Committee is a former or current officer or employee of Delta or has any interlocking relationships as set forth in applicable SEC rules.

Director Compensation

Annual Retainer, Meeting Fees and Transportation Privileges

      Each non-employee director receives an annual retainer of $25,000, of which $5,000 is paid in shares of Common Stock; $1,000 for each Board and committee meeting attended; reimbursement for expenses in attending meetings; and complimentary transportation privileges on Delta for the director and his or her spouse and dependent children. The Presiding Director and the Chair of each committee also receive an annual retainer of $7,500. During 2004, the non-executive Chairman of the Board received an annual retainer of $200,000, which was reduced to $150,000 effective January 1, 2005 at the request of Mr. Smith, who serves as the non-executive Chairman of the Board. Directors who are employees of Delta are not separately compensated for their service as directors.

      Non-employee directors may elect to receive all or a portion of their cash compensation earned as a director in shares of our common stock. Prior to 2005, non-employee directors could also elect to defer their cash compensation, and choose an investment return on the deferred amount from among the investment return choices available under the Delta Family-Care Savings Plan (the “Savings Plan”). The Savings Plan is a broad-based 401(k) plan that allows eligible employees to contribute a portion of their pay to various investment funds, including a fund invested primarily in our common stock (the “Common Stock Fund”).

Annual Stock Option Grant

      In some prior years, non-employee directors received an annual grant of non-qualified stock options with a Black-Scholes value of $40,000 on the grant date. In 2003 and 2004, however, the Board did not grant stock options to non-employee directors.

Other Compensation

      Non-employee directors who first join the Board after January 1, 2003 receive $10,000 of common stock when they are initially elected.

      Non-employee directors who first join the Board after October 24, 1996 receive a deferred payment of $6,300 during each year in which they serve as a director. The deferred amount earns an investment return equivalent to the investment return on the Common Stock Fund and is paid to directors after they complete their Board service.

      Directors who first joined the Board on or before October 24, 1996, may be elected advisory directors after their retirement for a term based on their years of service as a director and age at retirement. Advisory directors receive an annual retainer equal to the annual retainer paid to non-employee directors at the time of their retirement. On October 24, 1996, the Board discontinued the advisory director program for all future directors who were not members of the Board on that date.

      Non-employee directors who retire from the Board at or after age 68 with at least five years of service as a director, directors who serve until their mandatory retirement date, and lifetime advisory directors, receive during their lives complimentary transportation privileges on Delta for the director and his or her spouse.

Charitable Contribution Program

      Directors who were members of the Board on July 28, 1994 may participate in Delta’s charitable contribution program. Under the program, eligible directors may recommend up to five tax-exempt organizations to receive donations totaling $1 million after the director’s death. Donations are made by a charitable foundation funded by Delta. Recommended beneficiaries are subject to the approval of the Corporate Governance Committee. On July 28, 1994, the Board discontinued this program for all future directors who were not members of the Board on that date.

Executive Compensation

      This section contains information about the compensation of Mr. Grinstein, who served as our Chief Executive Officer during 2004, and our four most highly compensated executive officers, other than Mr. Grinstein, who were serving as executive officers at December 31, 2004 (“Current Executive Officers”). It also includes information about Ms. Escarra, who would have been one of our four most highly compensated executive officers at December 31, 2004 had she not retired during 2004.

Summary Compensation Table

					Long Term Compensation

					Awards
		Annual Compensation					Payouts
					Restricted	Securities		All Other
				Other Annual	Stock	Underlying	LTIP	Compen-
Name and		Salary	Bonus	Compensation	Awards	Options/SARs	Payouts	sation
Principal Position(1)	Year	($)(2)	($)(3)	($)(4)	($)(5)	(#)(6)	($)(7)	($)(8)

Gerald Grinstein	Year ended 12/31/04	250,000	0	40,837	0	0	0	91,370
Chief Executive Officer
James M. Whitehurst	Year ended 12/31/04	420,000	0	4,511	0	296,700	0	3,581
Sr. Vice President and Chief Network and Planning Officer
Paul G. Matsen	Year ended 12/31/04	382,125	0	2,300	0	313,400	0	5,477
Sr. Vice President and Chief Marketing Officer
Joseph C. Kolshak	Year ended 12/31/04	367,917	0	6,738	0	313,400	0	7,797
Sr. Vice President and Chief of Operations
Gregory L. Riggs	Year ended 12/31/04	362,500	0	4,780	0	313,400	0	8,312
Sr. Vice President, General Counsel and Chief Corporate Affairs Officer
Vicki B. Escarra	Year ended 12/31/04	372,600	0	5,759	0	0	450,000	2,792
Executive Vice President and	Year ended 12/31/03	504,000	0	9,540	0	357,258	84,564	735
Chief Customer Service Officer	Year ended 12/31/02	540,000	761,400	11,373	0	172,900	138,574	54,880
(retired effective October 1, 2004)

(1)	Messrs. Grinstein, Whitehurst, Matsen, Kolshak and Riggs each became an executive officer of Delta during 2004. Accordingly, consistent with rules adopted by the Securities and Exchange Commission, information regarding their compensation for the years ended December 31, 2003 and 2002 is not included in this table.

(2)	The following table shows the annual salary rate for each Current Executive Officer after becoming an executive officer of Delta in 2004 (“Former Annual Salary”) and after a 10% salary reduction which became effective on January 1, 2005 (“Current Annual Salary”).

Name	Former Annual Salary ($)	Current Annual Salary ($)

Mr. Grinstein	500,000	450,000
Mr. Whitehurst	426,000	383,400
Mr. Matsen	450,000	405,000
Mr. Kolshak	450,000	405,000
Mr. Riggs	450,000	405,000

Mr. Grinstein voluntarily relinquished his salary for the quarter ended March 31, 2004, to facilitate Delta’s compliance with the executive compensation limits under the Emergency Wartime Supplemental Appropriations Act. He also declined to accept any salary for the quarter ended December 31, 2004, in keeping with companywide efforts to reduce Delta’s cost structure.

(3)	Represents the incentive compensation award, if any, for the specified period.

(4)	Amounts for 2004 for the persons named in the Summary Compensation Table other than Mr. Grinstein include tax reimbursements related to: (a) flight benefits and (b) life insurance arrangements. The amount for Mr. Grinstein for 2004 includes tax reimbursements related to: (a) flight benefits and (b) Delta’s payment of relocation expenses. No person named in the Summary Compensation Table received compensation in the form of personal benefits in excess of the lesser of $50,000 or 10% of the total of his or her annual salary and bonus in 2004.

(5)	At December 31, 2004, Mr. Whitehurst held 7,574 shares of restricted stock valued at $56,654, based on the $7.48 closing price of the Common Stock on the New York Stock Exchange (“NYSE”) on that date. These shares were granted to Mr. Whitehurst on January 1, 2002, in connection with his joining Delta. One half of these shares vested on January 1, 2005, and the remainder will vest on January 1, 2006, if Mr. Whitehurst remains employed by Delta on that date.

At December 31, 2004, Mr. Grinstein had the right to receive a total of 23,387 deferred shares of Common Stock that the Board of Directors granted to him between 1997 and 1999 in recognition of his special service to the Board and Delta as a director. Mr. Grinstein may not vote or dispose of these shares until they are issued to him after he completes his service on the Board of Directors. These deferred shares were valued at $174,935 based on the $7.48 closing price of the Common Stock on the NYSE on December 31, 2004.

No other person named in the Summary Compensation Table held restricted stock, deferred shares or restricted stock units at December 31, 2004.

(6)	Represents the number of shares of Common Stock subject to stock options or stock appreciation rights granted during the period. The number of shares shown for 2003 for Ms. Escarra includes replacement stock options granted on December 26, 2003 under Delta’s stock option exchange program, which was approved by shareowners at the 2003 annual meeting of shareowners.

(7)	No payments will be made for the long-term incentive award opportunities granted in July 2002 for the performance period that began July 1, 2002 and ended December 31, 2004.

The payment to Ms. Escarra in 2004 represents the amount earned by her under the special retention program adopted in January 2002. During 2003, Ms. Escarra agreed to amend her award opportunity to vest in three equal annual installments on April 2, 2004, 2005 and 2006, contingent on her remaining employed by Delta on each of those dates. Absent this amendment, Ms. Escarra’s award opportunity of $1,350,000 would have been payable in full in January 2004. Under the terms of her amended retention award opportunity, Ms. Escarra received one-third of her award opportunity because she remained employed by Delta from January 1, 2002 through April 2, 2004. As a result of her subsequent retirement, Ms. Escarra forfeited the remaining two-thirds of her award opportunity.

(8)	For 2004, this column consists of the following items:

	Term Life
	Insurance
	Coverage	Savings Plan	Relocation
Name	Premiums ($)	Contributions ($)	Expenses ($)

Mr. Grinstein	0	0	91,370
Mr. Whitehurst	861	2,720	0
Mr. Matsen	1,377	4,100	0
Mr. Kolshak	1,647	6,150	0
Mr. Riggs	4,212	4,100	0
Ms. Escarra	2,792	0	0

Option Grants in Last Fiscal Year

      The following table sets forth certain information regarding non-qualified stock options granted during 2004 to the persons named in the Summary Compensation Table. None of these grants included stock appreciation rights.

						Grant Date
		Individual Grants				Value

		Number of
		Securities	% of Total
		Underlying	Options Granted	Exercise or		Grant Date
		Options	to Employees in	Base Price	Expiration	Present
Name	Grant Date	Granted (#)	Fiscal Year	($/Sh)(1)	Date	Value ($)(2)

Gerald Grinstein	N/A	0	0%	N/A	N/A	N/A
James M. Whitehurst	11/17/2004	296,700	0.4%	$7.01	11/17/2010	$1,155,921
Paul G. Matsen	11/17/2004	313,400	0.4%	$7.01	11/17/2010	$1,220,983
Joseph C. Kolshak	11/17/2004	313,400	0.4%	$7.01	11/17/2010	$1,220,983
Gregory L. Riggs	11/17/2004	313,400	0.4%	$7.01	11/17/2010	$1,220,983
Vicki B. Escarra	N/A	0	0%	N/A	N/A	N/A

(1)	The exercise price is the closing price of the Common Stock on the New York Stock Exchange on the grant date. Subject to certain exceptions, the stock options become exercisable in three equal installments on the first, second and third anniversaries of the grant date.

(2)	The hypothetical grant date present value was determined using the Black-Scholes option pricing model and, consistent with Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” includes the following assumptions:

			Volatility
	Expected	Interest Rate	Rate	Dividend
Date Options Granted 11/17/2004 Become Exercisable	Option Term	(%)(a)	(%)(b)	Yield (%)(c)

11/17/2005	4 years	3.24%	68%	0%
11/17/2006	5 years	3.49%	62%	0%
11/17/2007	6 years	3.70%	58%	0%

(a)	The interest rate represents the interest rate on a U.S. Treasury security on the grant date with a maturity date corresponding to the expected option term.

(b)	The volatility rate is calculated using monthly Common Stock closing price and dividend information for the period equal to the expected option term that ended on the grant date.

(c)	Delta is not currently paying dividends on the Common Stock, and does not expect to resume paying dividends in the near future. Thus, the dividend yield is 0%.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      The following table sets forth certain information regarding the number and value of unexercised stock options and stock appreciation rights held at December 31, 2004 by the persons named in the Summary Compensation Table. None of the persons named in the Summary Compensation Table exercised any stock options or stock appreciation rights during 2004.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options/SARs		In-the-Money Options/
			at FY-End (#)		SARs at FY-End($)(1)
	Shares Acquired	Value
Name	on Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Gerald Grinstein(2)	0	$0	10,345	2,515	$0	$0
James M. Whitehurst	0	$0	67,634	340,134	$0	$139,449
Paul G. Matsen	0	$0	59,566	356,169	$0	$147,298
Joseph C. Kolshak	0	$0	38,735	330,267	$0	$147,298
Gregory L. Riggs	0	$0	35,850	338,952	$0	$147,298
Vicki B. Escarra	0	$0	444,058	0	$0	N/A

(1)	The value of unexercised in-the-money stock options and stock appreciation rights at December 31, 2004, is based on the excess, if any, of the $7.48 closing price of the Common Stock on the NYSE on December 31, 2004, over the option/ SAR exercise price.

(2)	The stock options shown for Mr. Grinstein were granted to him between 1998 and 2002 for serving as a non-employee member of Delta’s Board of Directors. All non-employee members of the Board of Directors during this period received identical stock option awards.

Long-Term Incentive Plans — Awards in Last Fiscal Year

      During 2004, none of the persons named in the Summary Compensation Table were granted any long-term incentive award opportunities other than the stock options reported under “Option Grants in Last Fiscal Year.”

Retirement Plans and Other Agreements

      The persons named in the Summary Compensation Table (other than Mr. Kolshak, who is eligible to participate under the plans for pilot employees described below) participate in the Delta Retirement Plan (“Pension Plan”), a non-contributory qualified defined benefit plan, which is the broad-based retirement plan for Delta’s non-pilot employees. Retirement benefits for the persons named in the Summary Compensation Table (other than Mr. Kolshak) are based on the same benefit formula as for all other plan participants. Delta also maintains non-qualified pension plans (described below) to provide benefits to employees (including the persons named in the Summary Compensation Table) whose full retirement benefits cannot be paid from the Pension Plan due to Internal Revenue Code limitations applicable to qualified plans.

      Until July 1, 2003, retirement benefits under the Pension Plan were calculated using a final average earnings formula, which based the benefit on an employee’s final average earnings, years of service, age at retirement and primary Social Security benefit. Effective July 1, 2003, Delta amended the Pension Plan to transition to a cash balance pension formula. For employees hired after that date, including Mr. Grinstein, who joined Delta on January 1, 2004, retirement benefits are based solely on the cash balance formula. Under the cash balance feature, each participant has an account, for recordkeeping purposes only, to which pay credits are allocated annually based on 6% of each participant’s salary and eligible annual incentive compensation awards. In addition, all balances in the accounts of participants earn an annual interest credit. The interest credit is based on the 30 year U. S. Treasury rate published by the Internal Revenue Service. At retirement or termination of employment, an amount equal to the then-vested balance of the cash balance account is payable to the participant in the form of an immediate or deferred lump sum or equivalent monthly annuity benefit. Under Federal laws, mandatory minimum distributions are required to be paid under the Pension Plan after a participant reaches age 70 1/2. Mr. Grinstein became eligible to participate in the Pension Plan on January 1, 2005; therefore, he had accrued no benefit as of December 31, 2004.

      Employees covered by the Pension Plan on July 1, 2003 are eligible for transition benefits and will earn retirement benefits for a period of seven years after that date equal to the greater of the benefit determined under the Pension Plan’s (1) final average earnings formula or (2) cash balance formula. These employees will not earn a double benefit during this transition period, only the greater of the two benefits. In addition, employees with less than 30 years of service and who are at least 35 years of age as of July 1, 2003 are eligible to earn additional pay credits under the cash balance formula of 2% if they are less than 40 years of age as of July 1, 2003 and 2.75% if they are older than 40 years of age on that date. These transition pay credits continue until the participant’s retirement or termination of employment.

      For years of service after June 30, 2010, employees covered by the Pension Plan will earn new retirement benefits under the cash balance formula only and no further retirement benefits will accrue under the final average earnings formula for any participant for periods worked after July 1, 2010, regardless of date of hire. Benefits earned under the Pension Plan’s final average earnings formula prior to

June 30, 2003 will be preserved for employees hired before June 30, 2003 regardless of their retirement date.

Pension Plan Table

      The following table shows the estimated annual pension payable under the final average earnings formula (before reduction for Social Security benefits and not accounting for Internal Revenue Code limitations, nor the payment of the non-qualified retirement benefit in a lump sum, as discussed below) to a non-pilot employee, including the persons named in the Summary Compensation Table (other than Messrs. Grinstein and Kolshak). The table assumes that retirement occurred at December 31, 2004 at the normal retirement age of 65 after specified years of service. The benefits in the table paid under the Pension Plan would be paid in the form of a joint and 50% survivor annuity, except to the extent discussed below under “Non-qualified Non-Pilot Retirement Plans.”

	10 Years of	15 Years of	20 Years of	25 Years of	30 or More
Final Average Earnings	Service	Service	Service	Service	Years of Service

$400,000	$80,000	$120,000	$160,000	$200,000	$240,000
800,000	160,000	240,000	320,000	400,000	480,000
1,200,000	240,000	360,000	480,000	600,000	720,000
1,600,000	320,000	480,000	640,000	800,000	960,000

      For purposes of the Pension Plan, final average earnings are the average of an employee’s annual earnings, based on the employee’s salary and eligible incentive compensation awards for the 36 consecutive months in the 120-month period immediately preceding retirement which produces the highest average earnings. Under the final average earnings formula, the annual pension benefit is determined by multiplying final average earnings by 60%, and then reducing that amount for service of less than 30 years and by 50% of the primary Social Security benefit payable to the employee. The 50% Social Security offset is reduced for service of less than 30 years with Delta. For purposes of pension benefits under the Pension Plan and the supplemental non-qualified retirement plans discussed below, the completed years of service at December 31, 2004, for the persons named in the Summary Compensation Table (other than Messrs. Grinstein and Kolshak) are as follows: Mr. Matsen — 10 years, 10 months; Mr. Riggs — 25 years, 7 months. Mr. Whitehurst, who has 3 years of service, will not be vested in his pension benefits until he completes five years of service. Ms. Escarra retired October 1, 2004, with 31 years of service.

Non-qualified Non-Pilot Retirement Plans

      Employees designated by the Personnel & Compensation Committee, including the persons named in the Summary Compensation Table other than Mr. Kolshak, are eligible to participate in non-qualified retirement plans that provide pension benefits not permitted to be paid under the Pension Plan due to limits on qualified plans under the Internal Revenue Code. Pension benefits under the non-qualified retirement plans are payable in a lump sum to an executive upon termination of employment with the assumptions regarding the calculation of the lump sum determined in accordance with an agreement approved by the Committee. The Committee also determined that, if a participant uses the lump sum payment of the non-qualified benefit to purchase (from a provider approved by Delta) an equivalent after-tax annuity, Delta would pay the difference (if any) between the cost of the annuity and the after-tax value of the non-qualified lump sum. The participant, however, remains responsible for any taxes on the additional payment required to purchase the annuity. Upon her retirement in October 2004, after 31 years of service to Delta, Ms. Escarra received a lump sum of $3,238,339, which represents the unfunded portion of her earned and vested benefit under this non-qualified plan.

Qualified and Non-Qualified Pilot Retirement Plans

      Mr. Kolshak is eligible for retirement benefits under non-contributory qualified and non-qualified retirement plans for pilot employees (the “Pilot Plans”) established by Delta pursuant to a collective bargaining agreement with its pilots. The estimated annual pension benefit payable to Mr. Kolshak under the Pilot Plans at normal pilot retirement age of 60 and with 25 or more years of service is 60% of his final average earnings under the Pilot Plans (which is similar to final average earnings under the non-pilot plan discussed above) reduced by 50% of the primary social security benefit that would have been payable to him had he retired in 1982 at age 65. The normal form of benefit payment is a joint and 50% survivor annuity; however 50% of the benefit may be paid in single sum with spousal consent. As of December 31, 2004, Mr. Kolshak had completed 16 years, 7 months of service for purposes of the Pilot Plans. Effective December 31, 2004, the Pilot Plans were amended to provide that no further benefit will accrue as the result of additional service performed after December 31, 2004.

Delta Family-Care Disability and Survivorship Plan

      The Delta Family-Care Disability and Survivorship Plan (“D&S Plan”) for eligible non-pilot personnel, including the executive officers other than Mr. Kolshak, provides monthly survivorship benefits based on a participant’s final average earnings and years of service and, until January 1, 2004, provided monthly long-term disability benefits based on a participant’s final average earnings. The D&S Plan also provides a lump sum death benefit of up to $50,000. In general, for purposes of the D&S Plan, final average earnings are (1) for purposes of determining benefits during the first six months of disability, the employee’s monthly earnings, based on the employee’s salary at the time of disability; and (2) for other purposes, the average of the employee’s monthly earnings, based on the employee’s salary and eligible annual incentive compensation awards over specified periods. Eligible survivors of employees who die on or after July 1, 2003 but before June 30, 2010, and survivors of retirees who retire after July 1, 2003 but on or before July 1, 2010, are eligible to receive up to 10 years of monthly survivorship benefits from the date of the employee’s or retiree’s death. No monthly survivor benefits from the D&S Plan will be paid on behalf of participants who die while employed on or after July 1, 2010, or who retire after July 1, 2010. Any benefits which may not be paid under the D&S Plan due to Internal Revenue Code limits are provided under a non-qualified plan for employees designated by the Personnel & Compensation Committee, including the executive officers. Effective January 1, 2004, employees may purchase insured long-term disability coverage; however for disabilities incurred after that date, Delta no longer provides such benefits for employees affected by the amendments to the D&S Plan.

      Mr. Kolshak is eligible to receive disability and survivorship benefits under the Delta Pilots Disability and Survivorship Plan (“Pilots D & S Plan”). The Pilots D & S Plan provides monthly survivorship benefits to a participant based on a percentage of his final average earnings and years of service, and disability benefits based on a percentage of his final average earnings. The Pilots D & S Plan also provides a lump sum death benefit of up to $50,000. In general, for purposes of determining Mr. Kolshak’s benefits under the Pilots D & S Plan, his final average earnings are based on the average of his monthly earnings, based on his salary and eligible annual incentive compensation awards, over specified periods. In the event Mr. Kolshak dies while employed by Delta, his eligible family members are eligible to receive an amount equal to 25%, 30% or 35% of his final average earnings (depending on whether he has one, two, or three or more eligible family members respectively, and his age at death), subject to reduction for service of less than 25 years with Delta if he dies after retirement, and for certain payments from the Pilots Retirement Plan and other sources.

Change in Control Agreements

      In 1997, the Board of Directors approved change in control agreements between Delta and certain employees. The agreements provide certain benefits to covered individuals that vary by participation level if there is a qualifying event during the term of the agreement. A qualifying event occurs if, within a specified period after a change in control of Delta (1) there is an involuntary termination of the individual’s employment by Delta, other than for cause or due to the individual’s death or disability; or (2) the individual voluntarily terminates his employment for good reason. A qualifying event also occurs if there is a change in control within one year after a termination under either circumstance described in the preceding sentence as a result of actions taken by Delta in anticipation of a change in control. Delta has not entered into change in control agreements with either Mr. Grinstein or Mr. Palumbo.

      The benefits provided upon a qualifying event for covered executive officers include a lump sum payment of up to 200% of the sum of the individual’s annual base salary rate and target incentive compensation award; the present value of the individual’s non-qualified pension benefits (with certain additional age and service credits); certain retiree medical and monthly survivor coverage (or the present value equivalent, depending on the individual’s age) and life insurance coverage; and certain flight benefits. In addition, upon a change in control, pro rata target incentive compensation awards will be paid, and all outstanding stock options, restricted stock and similar awards will immediately become nonforfeitable and exercisable. Moreover, if there is a change in control, each outstanding performance-based long-term incentive award opportunity will be paid in an amount equal to the greater of (1) the actual award payable to the participant for the applicable performance period, calculated as if the performance period had ended on the date of the change in control, and (2) the target award payable to the participant for that performance period, in each case prorated to reflect the portion of the performance period elapsed through the date of the change in control. The agreements also provide for reimbursement to the individual for taxes on certain welfare benefits as well as any excise taxes paid under Section 4999 of the Internal Revenue Code and related taxes thereon.

      In 2003, the Board of Directors adopted a policy requiring shareowner approval for future severance arrangements for executive officers that provide benefits exceeding 2.99 times the executive’s salary and bonus.

      The Personnel & Compensation Committee is planning to review the change in control agreements due to changes in the law and changes in Delta’s organizational and benefits structure.

RELATIONSHIPS AND RELATED TRANSACTIONS

      Not applicable.

BENEFICIAL OWNERSHIP OF SECURITIES

Directors and Executive Officers

      The following table sets forth the number of shares of common stock and, if applicable, Series B Preferred Stock beneficially owned as of December 31, 2004, by each director and executive officer and all directors and executive officers as a group. Unless otherwise indicated by footnote, the owner exercises sole voting and investment power over the shares.

		Amount and Nature
		of Beneficial
Name of Beneficial Owner	Title of Class	Ownership(1)(2)

Gerald Grinstein	Common Stock	15,210
	Series B Preferred Stock	0
Michael J. Palumbo	Common Stock	0
	Series B Preferred Stock	0
Joseph C. Kolshak	Common Stock	29,048
	Series B Preferred Stock	227
Lee A. Macenczak	Common Stock	30,459
	Series B Preferred Stock	176
Paul G. Matsen	Common Stock	44,267
	Series B Preferred Stock	142
Gregory L. Riggs	Common Stock	28,748 (3)
	Series B Preferred Stock	290 (4)
James Whitehurst	Common Stock	59,543
	Series B Preferred Stock	24
Edward H. Budd	Common Stock	23,346
David R. Goode	Common Stock	10,602
Karl J. Krapek	Common Stock	2,107
Paula Rosput Reynolds	Common Stock	4,200
John F. Smith, Jr.	Common Stock	32,347
Joan E. Spero	Common Stock	20,165
Larry D. Thompson	Common Stock	2,242
Kenneth B. Woodrow	Common Stock	2,107
Directors and Executive Officers as a Group (15 Persons)	Common Stock	304,448
	Series B Preferred Stock	855

(1)	The directors and executive officers as a group beneficially owned 2.0% of the outstanding shares of our common stock and less than 1% of the Series B Preferred Stock. No person listed in the table beneficially owned 1% or more of the outstanding shares of our common stock or Series B Preferred Stock.

(2)	Includes the following number of shares of our common stock which the director or executive officer has the right to acquire upon the exercise of stock options that were exercisable as of November 30, 2004, or that will become exercisable within 60 days after that date:

	Number of		Number of
Name	Shares	Name	Shares

Mr. Grinstein	10,345	Mr. Goode	8,345
Mr. Palumbo	0	Mr. Krapek	0
Mr. Kolshak	27,467	Mrs. Reynolds	0
Mr. Macenczak	29,118	Mr. Smith	6,345
Mr. Matsen	43,019	Mrs. Spero	1,678
Mr. Riggs	25,702	Mr. Thompson	0
Mr. Whitehurst	43,834	Mr. Woodrow	0
Mr. Budd	10,345

(3)	Includes 132 shares of our common stock attributable to the Savings Plan account of Mr. Riggs’ spouse.

(4)	Includes 43 shares of Series B Preferred Stock attributable to the Savings Plan account of Mr. Riggs’ spouse.

Beneficial Owners of More Than 5% of Voting Stock

      The following table provides information about each entity known to Delta to be the beneficial owner of more than five percent of any class of Delta’s outstanding voting securities.

		Amount and Nature of		Percentage of Class on
Name and Address of Beneficial Owner	Title of Class	Beneficial Ownership		December 31, 2004

U.S. Trust Corporation, United States Company of New York and U.S. Trust Company, N.A.	Common Stock	17,320,213	(1)	12.4%
114 West 47th Street New York, NY 10036
FMR Corp.	Common Stock	15,113,143	(2)	10.8%
82 Devonshire Street Boston, MA 02109
Brandes Investment Partners, LLC	Common Stock	14,673,108	(3)	10.5%
11988 El Camino Real, Suite 500 San Diego, CA 90130
PRIMECAP Management Company	Common Stock	13,981,041	(4)	10.0%
225 South Lake Ave., Suite 400 Pasadena, CA 91101
Capital Group International, Inc.	Common Stock	13,270,390	(5)	9.5%
11100 Santa Monica Blvd. Los Angeles, CA 90025
Michael A. Roth and Brian J. Stark	Common Stock	11,474,600	(6)	8.2%
3600 South Lake Drive St. Francis, WI 53235
Capital Guardian Trust Company	Common Stock	10,361,190	(7)	7.4%
11100 Santa Monica Blvd. Los Angeles, CA 90025
Lord, Abbett & Co.	Common Stock	10,054,663	(8)	7.2%
90 Hudson Street Jersey City, NJ 07302

		Amount and Nature of	Percentage of Class on
Name and Address of Beneficial Owner	Title of Class	Beneficial Ownership	December 31, 2004

Capital Research and Management Company	Common Stock	6,487,100 (9)	4.6%
333 South Hope Street Los Angeles, CA 90071

(1)	Based on Amendment No. 1 to Schedule 13G filed December 10, 2004, in which U.S. Trust Corporation, United States Trust Company of New York and U.S. Trust Company, N.A. reported that, as of November 30, 2004, it had sole voting power over 23,664 of these shares, shared voting power over none of these shares, sole dispositive power over 11,125,912 of these shares and shared dispositive power over 6,193,301 of these shares. U.S. Trust Company, N.A. serves as independent fiduciary and investment manager of the Delta Family-Care Savings Plan’s (i) Common Stock Fund and (ii) ESOP component, which holds our common stock and Series B Preferred Stock. Included are 19,345,519 shares of common stock held in the Delta Family-Care Savings Plan for which U.S. Trust acts as investment manager with sole or share dispositive power but no voting power and 5,627,844 shares of Series B Preferred Stock held by such Plan, which are currently convertible into 9,654,566 shares of common stock, for which U.S. Trust has sole dispositive power but no voting power.

(2)	Based on an Amendment to Schedule 13G filed November 10, 2004, in which FMR Corp. reported that, as of October 31, 2004, it had sole voting power over 891,290 of these shares, shared voting power over none of these shares and sole voting power over all 15,113,143 of these shares.

(3)	Based on an Amendment to Schedule 13G filed September 10, 2004, in which Brandes Investment Partners, LLC reported that, as of August 31, 2004, it had sole voting power over none of these shares, shared voting power over 11,804,356 of these shares and shared dispositive power over all 14,673,108 of these shares. Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby, as control persons of Brandes Investment Partners, LLC, disclaim beneficial ownership of all of these shares.

(4)	Based on Amendment No. 14 to Schedule 13G filed December 16, 2004, in which PRIMECAP Management Company (“PRIMECAP”) reported that, as of December 14, 2004, it had sole voting power over 2,246,191 of these shares, shared voting power over none of these shares and sole dispositive power over all 13,981,041 of these shares. PRIMECAP has informed Delta that, at December 31, 2003, 8,150,000 of these shares were held by the Vanguard Chester Fund — Vanguard PRIMECAP Fund, which is managed by PRIMECAP. In Amendment No. 6 to Schedule 13G filed February 4, 2004, the Vanguard Chester Funds — Vanguard PRIMECAP Fund, 100 Vanguard Blvd., Malvern, PA 19355, reported that it had sole voting power over all 8,150,000 of these shares and neither sole nor shared dispositive power over any of these shares.

(5)	Based on an Amendment to Schedule 13G filed May 10, 2004, in which Capital Group International, Inc. reported that, as of April 30, 2004, it had sole voting power over 9,056,800 of these shares, shared voting power over none of these shares and sole dispositive power over all 13,270,390 of these shares. Capital Group International, Inc. disclaims beneficial ownership of all of these shares.

(6)	Based on an Amendment to Schedule 13G filed November 8, 2004, in which Michael A. Roth and Brian J. Stark, as joint filers, reported that, as of October 28, 2004, they had shared voting and shared dispositive power over all 11,474,600 of these shares. The shares are held by Shepherd Investments International, Ltd. (“Shepherd”), Shepherd Trading Limited (“Shepherd Trading”), Stark Trading, Stark International, Reliant Trading and SF Capital Partners Ltd. (“SF Capital”). The joint filers direct the management of Stark Offshore Management, LLC (“Stark Offshore”), which acts as the investment manager and has sole power to direct the management of Shepherd, Shepherd Trading and SF Capital, and Stark Onshore Management, LLC (“Stark Onshore”), which acts as the managing general partner and has sole power to direct the management of Stark Trading, Stark International and Reliant Trading.

(7)	Based on an Amendment to Schedule 13G filed May 10, 2004, in which Capital Guardian Trust Company reported that, as of April 30, 2004, it had sole voting power over 6,811,600 of these shares, shared voting power over none of these shares and sole dispositive power over all 10,361,190 of these shares. Capital Guardian Trust Company disclaims beneficial ownership of all of these shares.

(8)	Based on Amendment No. 1 to Schedule 13G filed February 4, 2004, in which Lord, Abbett & Co. reported that, as of December 31, 2003, it had sole voting and dispositive power over all 10,054,663 of these shares.

(9)	Based on Amendment No. 3 to Schedule 13G filed February 12, 2004, in which Capital Research and Management Company reported that, as of December 31, 2003, it had neither sole nor shared voting power over any of these shares and had sole dispositive power over all 6,487,100 of these shares. Capital Research and Management Company disclaims beneficial ownership of all of these shares.

SELLING SECURITYHOLDERS

      We originally issued the securities in private placements in November 2004. The notes and shares of our common stock were sold to qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The notes and shares of our common stock that may be offered with this prospectus will be offered by the selling securityholders, which includes their transferees, pledgees or donees or their successors. The following table sets forth certain information concerning the principal amount of notes and shares of common stock beneficially owned by each selling securityholder that may be offered from time to time with this prospectus.

      We have prepared the table below based on information given to us by the selling securityholders on or prior to the date of this prospectus. However, any or all of the notes or the shares of common stock listed below may be offered for sale with this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amount of notes or shares of common stock that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their securities since the date this information was last provided to us.

      Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements or post-effective amendments. From time to time, however, the notes and shares of common stock may be owned by persons not named in the table below and of whom we are unaware.

	Principal
	Amount of			Percentage of
	Notes		Number of	Common Stock
	Beneficially	Percentage	Shares of	Outstanding on
	Owned That	of Notes	Common Stock	December 31,
Name of Selling Securityholder	May Be Sold	Outstanding	That May Be Sold	2004

The Income Fund of America, Inc.	$62,396,000	46.2%	2,532,748	1.8%
Mellon HBV SPV LLC	$30,086,000	22.3%	1,221,236	*
American High Income Trust	$18,875,000	14.0%	766,165	*
The Bond Fund of America, Inc.	$7,710,000	5.7%	312,961	*
Shepherd Investments International, Ltd.	$4,250,000	3.1%	172,514	*
Stark International	$4,250,000	3.1%	172,514	*
American Funds Insurance Series – High- Income Bond Fund	$2,300,000	1.7%	93,360	*
American Funds Insurance Series – Bond Fund	$1,500,000	1.1%	60,887	*
American Funds Insurance Series – Asset Allocation Fund	$1,185,000	*	48,101	*
Qualcomm Incorporated	$1,125,000	*	45,666	*
Capital World Bond Fund, Inc.	$850,000	*	34,503	*
Manufacturers Investment Trust Diversified Bond Trust	$250,000	*	10,148	*
Manufacturers Investment Trust Income & Value Trust	$150,000	*	6,089	*
Philip Morris Capital Corporation	—	—	1,084,737	*
Banc of America Leasing & Capital, LLC	—	—	866,425	*
Walt Disney Pictures and Television	—	—	281,793	*
AT&T Credit Holdings, Inc.	—	—	160,206	*
John Hancock Life Insurance Company	—	—	150,527	*

	Principal
	Amount of			Percentage of
	Notes		Number of	Common Stock
	Beneficially	Percentage	Shares of	Outstanding on
	Owned That	of Notes	Common Stock	December 31,
Name of Selling Securityholder	May Be Sold	Outstanding	That May Be Sold	2004

The Northwestern Mutual Life Insurance Company	—	—	134,441	*
DaimlerChrysler Services North America LLC	—	—	128,908	*
Westinghouse Aircraft Leasing Inc.	—	—	123,697	*
Ford Motor Credit Company	—	—	105,150	*
BNY Capital Resources Corporation	—	—	102,541	*
The Provident Bank	—	—	68,277	*
Diamond Lease (U.S.A.), Inc.	—	—	67,256	*
Credit Suisse Leasing 92A, L.P.	—	—	66,272	*
NCC Key Company	—	—	64,949	*
High Tech Services Risk Retention Group, Inc.	—	—	64,244	*
Pacific Harbor Capital, Inc.	—	—	56,757	*
Bell Atlantic Tricon Leasing Corporation	—	—	52,671	*
AXA Equitable Life Insurance Company	—	—	50,042	*
NCC Golf Company	—	—	48,416	*
U.S. Bancorp Equipment Finance, Inc.	—	—	48,169	*
AmSouth Leasing Corporation	—	—	37,546	*
United of Omaha Life Insurance Company	—	—	37,039	*
Tohlease Corporation	—	—	35,589	*
NCC Charlie Company	—	—	32,673	*
Norddeutsche Landesbank Girozentrale	—	—	32,612	*
WM Aircraft Holdings LLC	—	—	30,342	*
BTM Capital Corporation	—	—	29,153	*
Aircraft Lease Finance III, Inc.	—	—	28,610	*
AXA Financial, Inc.	—	—	27,412	*
National City Commercial Capital Corporation	—	—	25,845	*
First Hawaiian Bank	—	—	23,503	*
Wells Fargo Bank National Association	—	—	22,818	*
Key Equipment Finance, a division of Key Corporate Capital, Inc.	—	—	19,368	*
Uberior Investments plc	—	—	16,304	*
Arkia Leasing International Ltd.	—	—	16,055	*
Farm Bureau Life Insurance Company	—	—	13,110	*
Canada Life Insurance Company of America	—	—	12,363	*
Great-West Life & Annuity Insurance Company	—	—	12,363	*
Sun Life Assurance Company of Canada	—	—	11,508	*
Sun Life Assurance Company of Canada (U.S.)	—	—	11,195	*

	Principal
	Amount of			Percentage of
	Notes		Number of	Common Stock
	Beneficially	Percentage	Shares of	Outstanding on
	Owned That	of Notes	Common Stock	December 31,
Name of Selling Securityholder	May Be Sold	Outstanding	That May Be Sold	2004

Sumitomo Mitsui Banking Corporation	—	—	10,000	*
Monumental Life Insurance Company	—	—	8,276	*
American General Life Insurance Company	—	—	8,192	*
Nationwide Life Insurance Company	—	—	7,500	*
Principal Life Insurance Company	—	—	5,000	*
ABN Amro Bank N.V.	—	—	2,500	*
Cargill Financial Services International, Inc.	—	—	2,500	*
Commerce Insurance Company	—	—	2,500	*
Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.	—	—	2,500	*
Merrill Lynch Credit Products, LLC	—	—	2,500	*
The Ohio National Life Insurance Company	—	—	2,500	*

Sub Total	$134,927,000	99.8%	9,731,746	7.0%
All other holders of the notes or common stock to be registered hereunder or future transferees, pledges, donees, assignees or successors of any of those holders	$275,000	0.2%	111,032	0.1%

Total	$135,202,000	100.0%	9,842,778	7.1%

* Less than 1%

      None of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliate.

      Only selling securityholders identified above who beneficially own the securities set forth opposite each such selling securityholders’s name in the foregoing table on the effective date of the registration statement of which this prospectus forms a part may sell such securities under the registration statement. Prior to any use of this prospectus in connection with an offering of the notes and/or the common stock by any holder not identified above, this prospectus will be supplemented or amended to set forth the name and other information about the selling securityholder intending to sell such notes and the common stock. The prospectus supplement or post-effective amendment will also disclose whether any selling securityholder selling in connection with such prospectus supplement or post-effective amendment has held any position or office with, been employed by or otherwise has had a material relationship with, us or any of our affiliates during the three years prior to the date of the prospectus supplement or post-effective amendment if such information has not been disclosed in this prospectus.

DESCRIPTION OF NOTES

      We issued the notes under an indenture dated November 24, 2004, between us and Bank of New York Trust Company, N.A., as trustee. A copy of the indenture and the registration rights agreement entered into with the initial purchasers is available upon request to us at the address indicated under “Where You Can Find More Information.” The following is a summary of certain provisions of the indenture and the registration rights agreement and does not purport to be complete. Reference should be made to all provisions of the indenture and the registration rights agreement, including the definitions of certain terms contained therein. As used in this section, the terms “Delta,” “we,” “us” and “our” refer to Delta Air Lines, Inc., but not any of our subsidiaries, unless the context requires otherwise.

General

      The notes are our senior unsecured obligations and rank equal in right of payment to all of our other existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing that indebtedness, and are structurally subordinated to all liabilities of our subsidiaries. See “Risk Factors — Risks Relating to the Notes — The notes rank below our secured debt and the liabilities of our subsidiaries.”

      The notes will mature on December 15, 2007, and are limited to an aggregate principal amount of $135,202,000.

      The notes were issued in denominations of $1,000 and integral multiples of $1,000 in fully registered form. The notes are exchangeable and transfers of the notes will be registrable without charge, but we may require payment of a sum sufficient to cover any tax or other governmental charge in connection with such exchanges or transfers.

      The notes accrue interest at a rate of 8.00% per annum from November 24, 2004, or from the most recent interest payment date to which interest has been paid or duly provided for, and any accrued and unpaid interest and additional interest, will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2004. Interest will be paid to the person in whose name a note is registered at the close of business on June 1 or December 1 (any of which we refer to as a “record date”) immediately preceding the relevant interest payment date.

      We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt, securing our debt or issuing or repurchasing our securities.

      You are not afforded protection in the event of a highly leveraged transaction, or a change of control of us under the indenture, except to the extent described below under the caption “Consolidation, Merger, Conveyance, Transfer or Lease.”

      Principal, interest and additional interest, if applicable, on the notes will be payable at our office or agency in New York, New York maintained for such purpose and at any other office or agency maintained by us for such purpose. At our option, payment of interest may be made by check mailed to the address of the person entitled thereto as the address appearing in the security register.

      If any interest payment date or the stated maturity date falls on a day that is not a business day at the place of payment, the required payment of principal or interest will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the interest payment date or maturity date, as the case may be, to the date of payment on the next succeeding business day. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York or in the city in which the trustee is located are authorized or required by law, regulation or executive order to close.

Ranking

      The notes are our senior unsecured obligations and rank equally with all of our other existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing that indebtedness. The notes are structurally subordinated to all liabilities of our subsidiaries. As of December 31, 2004, we had approximately $13.9 billion (unaudited) of total consolidated indebtedness, including capital leases. As of December 31, 2004, we had approximately $6.6 billion of secured indebtedness (excluding secured indebtedness of our subsidiaries); and approximately $2.3 billion of subsidiary indebtedness. The indenture does not limit the amount of additional indebtedness that we can create, incur, assume or guarantee, or limit the amount of assets that we can use to secure our other indebtedness, nor does the indenture limit the amount of indebtedness and other liabilities that any subsidiary can create, incur, assume or guarantee.

Consolidation, Merger, Conveyance, Transfer or Lease

      The indenture provides that we may not consolidate with or merge into or convey, transfer or lease our properties and assets substantially as an entirety to another corporation, person or entity, and we may not permit any other corporation, person or entity to consolidate with or merge into us or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

•	either we are the continuing corporation, or any successor or purchaser is a corporation, partnership or trust organized under the laws of the United States, any state thereof or the District of Columbia and the successor or purchaser expressly assumes our obligations on the notes under a supplemental indenture in a form reasonably satisfactory to the trustee;

•	in all cases, immediately after giving effect to the transaction, no default or event of default, and no event that, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel stating that the consolidation, merger, conveyance transfer or lease and, if a supplemental indenture is to be executed in connection with such transaction, such supplemental indenture complies with these provisions.

      Upon any such consolidation, merger, conveyance, lease or transfer in accordance with the foregoing, the successor person formed by such consolidation or share exchange or into which we are merged or to which such sale, assignment, conveyance, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise our right and power, under the indenture with the same effect as if such successor had been named as us in the indenture, and thereafter (except in the case of a lease) the predecessor corporation will be relieved of all further obligations and covenants under the indenture and the notes.

Events of Default and Remedies

Event of Default

      An event of default is defined in the indenture as being:

(i) a default for 5 business days in payment of the principal of the notes at stated maturity;

(ii) a default for 30 days in payment of any installment of interest on or additional interest;

(iii) a failure to comply with or observe in any material respect any other covenant or warranty in respect of the notes contained in the indenture or the notes for 60 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding;

(iv) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by us or any of our restricted subsidiaries or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our restricted subsidiaries, which default:

•	is caused by a failure to pay when due any principal on such indebtedness in an amount in excess of $75 million at the final stated maturity date of such indebtedness, which failure continues beyond any applicable grace period, or

•	results in the acceleration of such indebtedness in an amount in excess of $75 million prior to its express maturity, without such acceleration being rescinded or annulled,

and, in each case, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 30 days after there shall have been given written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding; or

(v) certain events involving our bankruptcy, insolvency or reorganization.

Acceleration of Notes at Maturity upon an Event of Default, Rescission and Annulment

      If an Event of Default occurs and is continuing, then and in every such case the trustee or the holders of not less than 25% in principal amount of the outstanding notes may declare the principal of all the notes to be due and payable immediately, by a notice in writing to us (and to the trustee if given by holders of notes). Upon such declaration, such principal amount will become immediately due and payable, notwithstanding anything contained in the indenture or the notes to the contrary. At any time after such a declaration and prior to a judgment or decree for payment being obtained by the trustee, the holders of a majority in principal amount of the notes may rescind and annul the declaration by written notice if all events of default (other than non-payment of principal which has become due solely by the declaration of acceleration) have been cured or waived and we have deposited with the trustee a sum sufficient to pay all overdue interest (together with interest upon overdue interest at the rate borne by the notes, to the extent lawful), the principal and all sums paid or advanced by the trustee and the reasonable expenses of the trustee.

      Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee a security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. If a default or event of default occurs and is continuing and is known to the trustee, the indenture requires the trustee to give each holder notice of any default under the indenture and to the extent provided by the Trust Indenture Act; provided, however, that in the case of any default specified under clause (iii) above, no such notice shall be given to the holders until at least 30 days after the occurrence of such event of default. The holders of a majority in aggregate principal amount of the notes then outstanding by written notice to the trustee may rescind any acceleration of the notes and its consequences if all existing events of default (other than the nonpayment of principal of and interest and additional interest, if any, on the notes that have become due solely by virtue of such acceleration) have been cured or waived. No such rescission will affect any subsequent default or event of default or impair any right consequent thereto.

      A holder of notes may pursue any remedy under the indenture only if:

•	the holder gives the trustee written notice of a continuing event of default on the notes;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding make a written request to the trustee to pursue the remedy in its own name as the trustee;

•	the holder offers to the trustee indemnity reasonably satisfactory to the trustee;

•	the trustee fails to act for a period of 60 days after the receipt of notice and offer of indemnity;

•	during that 60-day period, the holders of a majority in principal amount of the notes then outstanding do not give the trustee a direction inconsistent with the request; and

•	the request of the holder to pursue remedies under the indenture will not disturb or prejudice the rights of any other holders, or obtain or seek to obtain priority or preference over any other holders or enforce any right under the indenture, except in the manner provided in the indenture and for the equal and ratable benefit of all the holders.

      This provision does not, however, affect the right of a holder of notes to sue for enforcement of the payment of the principal, interest or additional interest, if any, under the indenture.

      The holders of no less than a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all the notes, waive any past default or event of default under the indenture and its consequences, except default in the payment of principal or interest or additional interest, if any, on the notes (other than the nonpayment of principal, interest or additional interest, if any, on the notes that have become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of all holders of notes then outstanding.

      We are required to deliver to the trustee, within 120 days after the end of each of our fiscal years, a statement regarding compliance with the indenture and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

      “Restricted subsidiary” means any subsidiary (i) substantially all of the property of which is located, and substantially all of the operations of which are conducted, in the United States, and (ii) which owns a principal property, except a subsidiary which is primarily engaged in the business of a finance company.

      “Principal property” means any aircraft, or any aircraft engine installed in any aircraft, that has 75 or more passenger seats, whether now owned or hereafter acquired by us or any restricted subsidiary.

Amendment, Supplement and Waiver

      Except as provided in the next two succeeding paragraphs, the indenture may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding, and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding.

      Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

•	reduce the percentage in principal amount of notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any note;

•	reduce the rate or amount of or change the time for or place of payment of the principal or interest thereon;

•	waive a default or event of default in the payment of principal or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes then outstanding and a waiver of the payment default that resulted from such acceleration);

•	make any note payable in money other than that stated in the indenture and the notes; or

•	make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal or interest on the notes.

      Notwithstanding the foregoing, without the consent of any holder of notes, we and the trustee may amend or supplement the indenture or the notes to:

•	evidence our successor and the assumption by any such successor of our covenants under the indenture and in the notes;

•	add to our covenants for the benefit of the holders of the notes, or to surrender our rights or power;

•	add any additional events of default;

•	add to or change any of the provisions of the indenture as necessary to permit or facilitate the issuance of notes in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of notes in uncertificated form;

•	secure the notes;

•	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

•	evidence and provide for the acceptance of the appointment under the indenture of a successor trustee; or

•	cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the indenture which we and the trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect rights of the holders of the notes under the indenture.

Discharge of the Indenture

      We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee or the paying agent, after the notes have become due and payable at stated maturity, cash sufficient to pay all of the outstanding notes, and paying all other sums payable under the indenture.

Governing Law

      The indenture provides that the notes are governed by, and construed in accordance with, the laws of the State of New York.

Form, Exchange, Registration and Transfer

      The notes were issued in registered form, without interest coupons and only in denominations of $1,000 and any integral multiple thereof. We will not charge a service fee for any registration of transfer or exchange of the notes. We may, however, require the payment of any tax or other governmental charge payable for that registration.

      The notes will be exchangeable for other notes, for a like total principal amount and for the same terms but in different authorized denominations, in accordance with the indenture. Holders may present notes for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

      We have appointed the trustee as security registrar for the notes. We may at any time rescind that designation or approve a change in the location through which any such security registrar acts. We are required to maintain an office or agency for transfer and exchanges in each place of payment. We may at any time designate additional registrars for the notes.

      The registered holder of a note will be treated as the owner of it for all purposes.

Book-Entry; Delivery and Form; Global Note

      The Notes will be represented by a single, permanent global note in definitive, fully registered form without interest coupons. The global note will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

      Except in the limited circumstances described below, holders of notes represented by interests in the global note will not be entitled to receive notes in definitive form.

      DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York and a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

      Upon the issuance of the global note, DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global note to the accounts of participants. The accounts to be credited shall be designated by the initial purchaser of such beneficial interests. Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global note other than participants).

      So long as DTC or its nominee is the registered holder and owner of the global note, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in the global note will not be entitled to receive notes in definitive form and will not be considered to be the owners or holders of any notes under the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any actions that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global note will be able to transfer the interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture.

      Payments of the principal of and interest and additional interest, if any, on the notes represented by the global note registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

      We expect that DTC or its nominee, upon receipt of any payment of principal or interest or additional interest, if any, in respect of the global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global note.

      Unless and until it is exchanged in whole or in part for notes in definitive form, the global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

      Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

      Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transaction interests in the global note settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in the global note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

      We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global note is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the global note for notes in definitive form, which it will distribute to its participants. These notes in definitive form will be subject to certain restrictions on registration of transfers under “Notice to Investors,” and will bear the legend set forth thereunder.

      Although we expect that DTC, Euroclear and Clearstream will agree to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, Euroclear, and Clearstream, DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, nor the trustee, registrar or paying agent will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

      If DTC is at any time unwilling to continue as a depositary for the global note and a successor depositary is not appointed by us within 90 days, we will issue notes in fully registered, definitive form in exchange for the global note. Such notes in definitive form will be subject to certain restrictions on registration of transfers described under “Notice to Investors,” and will bear the legend set forth thereunder.

The Trustee

      The Bank of New York Trust Company, N.A. is the trustee, security registrar, paying agent and conversion agent.

      The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. In case an event of default shall occur (and shall not be cured) and holders of the notes have notified the trustee, the trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have offered to the trustee security and indemnity satisfactory to it.

      The indenture contains certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign. The Bank of New York Trust Company may in the future engage in other commercial banking transactions with us. Pursuant to the Trust Indenture Act of 1939, upon the occurrence of a default with respect to the notes, The Bank of New York Trust Company may be deemed to have a conflicting interest by virtue of its lending and other business relationships with us. In that event, The Bank of New York Trust Company would be required to resign as trustee or eliminate the conflicting interest.

No Recourse Against Others

      None of our directors, officers, employees, stockholders or affiliates, as such, shall have any liability or any obligations under the notes or the indenture or for any claim based on, in respect of or by reason of such obligations or the creation of such obligations. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the notes.

DESCRIPTION OF CAPITAL STOCK

      The following statements relating to our capital stock do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, the provisions of the following documents, which are filed, or incorporated by reference, as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2003: (a) the Certificate of Incorporation (the “Certificate”) and By-Laws; (b) the Certificate of Designations, Preferences and Rights of the Series B Preferred Stock and the Certificate of Designations, Preferences and Rights of the Series D Junior Participating Preferred Stock (the “Series D Preferred Stock”); and (c) the Rights Agreement, dated as of October 23, 1996, as amended (the “Rights Agreement”), between Delta and Wells Fargo Minnesota Bank, N.A., as successor Rights Agent to First Chicago Trust Company of New York as Rights Agent.

General

      The Certificate authorizes a total of 470,000,000 shares of capital stock, of which 450,000,000 may be shares of common stock and 20,000,000 may be shares of preferred stock.

      The preferred stock may be issued from time to time in one or more series, without shareowner approval, with such voting powers (full or limited), designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions as shall be adopted by the board of directors. Thus, without shareowner approval, Delta could authorize the issuance of preferred stock with voting, conversion and other rights that could dilute the voting power and other rights of the holders of common stock.

      As of December 31, 2004, 139,830,443 shares of common stock were outstanding; 50,915,002 shares of common stock were held in treasury; 5,417,735 shares of Series B Preferred Stock were outstanding and 9,294,125 shares of common stock were reserved for issuance upon the conversion of the Series B Preferred Stock; 2,250,000 shares of Series D Preferred Stock had been authorized and reserved for issuance in connection with the rights described below; 12,500,005 shares of common stock were reserved for issuance upon the conversion of 8.00% Convertible Senior Notes due 2023; 23,923,445 shares of common stock were reserved for issuance upon conversion of 2 7/8% Convertible Senior Notes due 2024; 85,604,064 shares of common stock were reserved for issuance under Delta’s broad-based employee stock option plans; 15,811,677 shares of common stock were reserved for issuance under Delta’s 2000 Performance Compensation Plan; 250,000 shares of common stock were reserved for issuance under Delta’s Non-Employee Directors’ Stock Option Plan; and 400,319 shares of common stock were reserved for issuance under Delta’s Non-Employee Directors’ Stock Plan.

Common Stock

      Subject to the rights of the holders of any shares of preferred stock that may at the time be outstanding, record holders of common stock are entitled to such dividends as the board of directors may declare. Holders of common stock are entitled to one vote for each share held in their name on all matters submitted to a vote of stockholders and do not have preemptive rights or cumulative voting rights. Holders of the Series B Preferred Stock generally vote as a single class with the holders of common stock on matters upon which the common stock is entitled to vote and, subject to adjustment in certain circumstances, are entitled to two votes for each share of Series B Preferred Stock held in their name. Holders of common stock are not subject to further calls or assessments as a result of their holding shares of common stock. In July 2003, our board of directors suspended indefinitely the payment of quarterly cash dividends on the common stock. We are currently prohibited from paying dividends on our capital stock due to restrictions under Delaware law. See “— Series B Preferred Stock” below.

      If Delta is liquidated, the holders of shares of common stock are entitled to share ratably in the distribution remaining after payment of debts and expenses and of the amounts to be paid on liquidation to the holders of shares of preferred stock.

      Wells Fargo Minnesota Bank, N.A., is the registrar and transfer agent for the common stock.

Shareowner Rights Plan

      The Shareowner Rights Plan is designed to protect stockholders against attempts to acquire Delta that do not offer an adequate purchase price to all stockholders, or are otherwise not in the best interest of Delta and our stockholders. Under the plan, each outstanding share of common stock is accompanied by one-half of a preferred stock purchase right. Each whole right entitles the holder to purchase 1/100 of a share of Series D Junior Participating Preferred Stock at an exercise price of $300, subject to adjustment.

      The rights become exercisable only after a person acquires, or makes a tender or exchange offer that would result in the person acquiring, beneficial ownership of 15% or more of our common stock. If a person acquires beneficial ownership of 15% or more of our common stock, each right will entitle its holder (other than the acquiring person) to exercise his rights to purchase our common stock having a market value of twice the exercise price.

      If a person acquires beneficial ownership of 15% or more of our common stock and (1) we are involved in a merger or other business combination in which Delta is not the surviving corporation or (2) we sell more than 50% of our assets or earning power, then each right will entitle its holder (other than the acquiring person) to exercise his rights to purchase common stock of the acquiring company having a market value of twice the exercise price.

      The rights expire on November 4, 2006. Delta may redeem the rights for $0.01 per right at any time before a person becomes the beneficial owner of 15% or more of our common stock. Delta may also amend the rights in any respect so long as the rights are redeemable. At December 31, 2004, 2,250,000 shares of preferred stock were reserved for issuance under the Shareowner Rights Plan.

      The rights have certain anti-takeover effects. The rights could cause substantial dilution to a person or group that attempts to acquire Delta without conditioning the offer on redemption of the rights or on acquisition of substantially all of the rights. The rights should not, however, interfere with any merger or other business combination approved by the board of directors.

Certain Other Provisions of the Certificate

      Delaware law permits a corporation to eliminate the personal liability of its directors to the corporation or to any of its stockholders for monetary damages for a breach of fiduciary duty as a director, except (i) for breach of the director’s duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for certain unlawful dividends and stock repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The Certificate provides for such limitation of liability.

      As permitted by Delaware law, the Certificate permits stockholder action by written consent only if such consent is unanimous. The affirmative vote of the holders of at least 75% of Delta’s then outstanding voting stock is required to amend, alter or repeal this provision.

      The Certificate also provides that any “Business Combination” involving Delta and a person (other than Delta or any subsidiary or employee benefit plan of Delta) who beneficially owns 10% or more of Delta’s voting stock (a “Related Person”) must be approved by (i) the holders of at least 75% of the votes entitled to be cast by the holders of Delta’s capital stock entitled to vote generally on the election of directors and (ii) a majority of the votes entitled to be cast by the holders of such voting stock, excluding stock beneficially owned by such Related Person (the “Voting Requirement”). The Voting Requirement does not apply if the Business Combination is approved by a majority of Continuing Directors (as defined), or complies with certain minimum price, form of consideration and other requirements. The Certificate defines Business Combination to include, among other things, (i) any merger or consolidation of Delta with, into or for the benefit of a Related Person; (ii) the sale by Delta of assets or securities to a Related Person, or any other arrangement with or for the benefit of a Related Person, which involves assets or securities valued at an amount equal to at least $15 million; (iii) the acquisition by Delta of assets or securities of a Related Person valued at an amount equal to at least $15 million: or (iv) the adoption of any plan for the liquidation or dissolution of Delta. Some of the Business Combinations to which the Voting Requirement would apply would not normally require stockholder approval under Delaware law. This provision of the Certificate cannot be amended, altered or repealed except by a vote similar to the Voting Requirement.

Series B Preferred Stock

General

      On July 10, 1989, Delta amended its Savings Plan, effective July 1, 1989, to add an employee stock ownership plan feature (the “ESOP”). In connection with the establishment of the ESOP, Delta sold 6,944,450 shares of Series B Preferred Stock to the trustee of the ESOP for $72 per share, or approximately $500 million.

      In order to finance the purchase of the Series B Preferred Stock, the ESOP issued $481,400,400 principal amount of Guaranteed Serial ESOP Notes (the “Guaranteed Serial ESOP Notes”). The Guaranteed Serial ESOP Notes are guaranteed by Delta.

      Delta is obligated to make payments to the ESOP in order for the ESOP to make payments due under the Guaranteed Serial ESOP Notes and to fund investment elections of participants. As payments on the Guaranteed Serial ESOP Notes are made, shares of Series B Preferred Stock are credited to the participants’ accounts. All shares of Series B Preferred Stock not so credited are treated as unallocated under the Savings Plan.

      The shares of Series B Preferred Stock will be held in the name of the trustee (or its nominee) until redemption or conversion, and may not be sold by the trustee or distributed outside the Savings Plan except for resale to Delta. In the event of any transfer of shares of Series B Preferred Stock to any person other than the trustee, the shares so transferred, upon such transfer, shall be automatically converted into shares of common stock,

      Each share of Series B Preferred Stock has a stated value of $72; bears an annual cumulative cash dividend of 6% or $4.32; is convertible into 1.7155 shares of common stock (a conversion price of $41.97), subject to adjustment in certain circumstances; has a liquidation preference of $72, plus any accrued and unpaid dividends; generally votes together as a single class with the common stock on matters upon which the common stock is entitled to vote; and has two votes, subject to adjustment in certain circumstances. If full cumulative dividends on the Series B Preferred Stock have not been declared, paid or set apart for payment when due, Delta (i) may pay only ratable dividends (in proportion to the accumulated and unpaid dividends) on the Series B Preferred Stock and any series of stock ranking on a parity with the Series B Preferred Stock, as to dividends and (ii) subject to certain exceptions, may not pay dividends on, or make any payment on account of the purchase, redemption or other retirement of, the common stock or any other class or series of stock ranking junior to the Series B Preferred Stock.

      Effective December 2003, our board of directors suspended indefinitely the payment of dividends on our Series B Preferred Stock to comply with Delaware law. Delaware law provides that a company may pay dividends only (1) out of “surplus,” which is generally defined as the excess of the company’s net assets over the aggregate par value of its issued stock; or (2) from its net profits for the fiscal year in which the dividend is paid or the preceding fiscal year. At December 31, 2003, we had a negative “surplus” and did not meet the net profits test.

      Also, effective December 2003, our board of directors changed the form of payment we will use to redeem shares of the Series B Preferred Stock when redemptions are required under the Savings Plan. For the indefinite future, we will pay the Alternative Redemption Price (as defined below), plus accrued and unpaid dividends, in shares of our common stock rather than in cash. The Board took this action to comply with Delaware law, which generally provides that a company may not purchase or redeem shares of its capital stock for cash or other property unless it has sufficient “surplus.” During the year ended December 31, 2004, approximately 422,000 shares of Series B Preferred Stock were redeemed, resulting in an aggregate monthly redemption price of approximately $2.7 million including accrued and unpaid dividends. Over the same period, we issued approximately 6.3 million shares of our common stock to redeem Series B Preferred Stock.

      As of December 31, 2004, there were issued and outstanding 5,417,735 shares of Series B Preferred Stock.

Mandatory Redemption

      Delta is required to redeem shares of Series B Preferred Stock, at any time, at a redemption price (the “Alternative Redemption Price”) equal to the greater of (i) the liquidation value of the Series B Preferred Stock to be redeemed and (ii) the fair market value of the shares of common stock issuable upon conversion of the Series B Preferred Stock to be redeemed plus, in either case, accrued and unpaid dividends on such shares of Series B Preferred Stock, to enable the trustee to provide for distributions to participants or to satisfy investment elections by participants under the Savings Plan. Delta is also required to redeem all of the outstanding shares of Series B Preferred Stock, at the redemption prices described below in the first sentence under “Optional Redemption” if (i) the Savings Plan is terminated or (ii) the ESOP is terminated.

      Delta may, at its option, pay the redemption price required upon any mandatory redemption of shares of Series B Preferred Stock in cash or shares of common stock (valued at fair market value), or in a combination thereof. See “— Series B Preferred Stock — General” for a description of certain limitations imposed by Delaware law.

Optional Redemption

      The Series B Preferred Stock is redeemable, in whole or in part, at $72.00 per share, plus, in each case, an amount equal to all accrued and unpaid dividends thereon to the date fixed for redemption.

      Delta may redeem the Series B Preferred Stock, in whole or in part, at a redemption price equal to the liquidation preference of the Series B Preferred Stock to be redeemed, if a change in any law or regulation has the effect of limiting or making unavailable to Delta any of the tax deductions for amounts paid on the shares of Series B Preferred Stock when such amounts are used under Section 404(k)(2) of the Internal Revenue Code of 1986, as amended (the “Code”). Delta may also redeem any or all of the Series B Preferred Stock, at its option, at the Alternative Redemption Price if the Series B fails to qualify under Section 4975 of the Code. Upon the termination of a Savings Plan participant’s employment, Delta may elect to redeem any or all of the Series B Preferred Stock held for the account of such participant at the Alternative Redemption Price.

      Delta may, at its option, pay the redemption price required upon any voluntary redemption of shares of Series B Preferred Stock in cash or in shares of common stock (valued at fair market value), or in a combination thereof. See “— Series B Preferred Stock — General” for a description of certain limitations imposed by Delaware law.

Voting

      The Savings Plan provides that shares of Series B Preferred Stock allocated to the account of a Savings Plan participant will be voted by the trustee in accordance with the participant’s confidential voting instructions or, if no voting instructions are received by the trustee, in the same proportion as the votes cast on allocated shares of Series B Preferred Stock and common stock in the ESOP pursuant to participants’ confidential voting instructions. The Savings Plan further provides that shares of Series B Preferred Stock not yet allocated to any participant’s account will be voted by the trustee in proportion to the votes cast with respect to allocated shares of Series B Preferred Stock and common stock in the ESOP for which voting instructions are received.

Limitations on Directors’ Liability

      Our Certificate of Incorporation eliminates the personal liability of a director to us and our stockholders for monetary damages for certain breaches of his or her fiduciary duty as a director to the fullest extent permitted under the General Corporation Law of the State of Delaware.

      This provision offers persons who serve on our board of directors protection against awards of monetary damages resulting from certain breaches of their fiduciary duty, including grossly negligent business decisions made in connection with takeover proposals for us, and limits our ability or the ability of one of our stockholders to prosecute an action against a director for a breach of fiduciary duty.

Indemnification of Directors and Officers

      Our Certificate provides that we will indemnify any of our directors, officers or employees to the fullest extent permitted by the General Corporation Law of the State of Delaware against all expenses, liability and loss incurred in connection with any action, suit or proceeding in which any such person may be involved by reason of the fact that he or she is or was our director, officer or employee. We carry insurance policies in standard form indemnifying our directors and officers against liabilities arising from certain acts performed by them in their capacities as our directors and officers. These policies also indemnify us for any sums we may be required or permitted to pay by law to our directors and officers as indemnification for expenses they may have incurred.

Exchange Listing

      Our common stock is listed on the New York Stock Exchange under the symbol “DAL”.

Anti-Takeover Effects of Delaware Law

      Delta is subject to the “business combination” provisions of Section 203 of Delaware law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

•	prior to the date the interested stockholder obtained such status, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

      A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to an interested stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to Delta and, accordingly, may discourage attempts to acquire Delta even though such a transaction may offer Delta’s stockholders the opportunity to sell their stock at a price above the prevailing market price.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      In the opinion of Davis Polk & Wardwell the following are the material United States federal income tax consequences of ownership and disposition of the notes and, in the case of Non-United States Holders (as defined below) common stock. This discussion only applies to notes and shares of common stock held as capital assets.

      This discussion does not describe all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding notes as part of a hedge or other integrated transaction;

•	United States Holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons owning, or who have owned, more than 5% of our common stock (actually or constructively);

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

•	persons subject to the alternative minimum tax.

      This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this Prospectus may affect the tax consequences described herein. Persons considering the purchase of notes or common stock are urged to consult their tax advisers with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to United States Holders

      As used herein, the term “United States Holder” means a beneficial owner of a note that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

The term United States Holder also includes certain former citizens and residents of the United States.

      Issue Price. Under applicable Treasury regulations, the issue price of the notes would equal their fair market value at the time they were issued if the notes were considered “publicly traded” for U.S. federal income tax purposes. If the notes were not considered publicly traded under these rules, but the notes for which they were exchanged (the “Old Notes”) were considered publicly traded, the issue price of the notes would equal the fair market value, at the time of the exchange, of the Old Notes less the fair market value of our common stock issued in connection with such exchange. If neither the notes nor the Old Notes were considered publicly traded, the issue price of the notes would equal their stated principal amount.

      The notes and the Old Notes would be considered publicly traded for these purposes if, at any time during the 60-day period ending 30 days after the notes’ issuance, the notes or Old Notes, as applicable, appear on a system of general circulation (including computer listings disseminated to subscribing brokers, dealers or traders) that provides a reasonable basis to determine fair market value by disseminating either recent price quotations (including rates, yields or other pricing information) of one or more identified brokers, dealers or traders or actual prices of recent sales transactions. The notes or the Old Notes would also be considered publicly traded if price quotations were readily available from dealers, brokers, or traders.

      Based on information currently available to us, it appears that the notes should not be considered “publicly traded” for U.S. federal income tax purposes, but that the Old Notes should be considered publicly traded. Accordingly, we currently intend to treat the issue price of the notes as equal to the fair market value of the Old Notes at the time of the exchange less the fair market value of our common stock issued in connection with such exchange.

      Payments of Interest. Interest paid on a note will be taxable to a United States Holder as ordinary interest income at the time it accrues or is received in accordance with the Holder’s method of accounting for federal income tax purposes.

      Original Issue Discount. The issue price of the notes is substantially less than their principal amount. As such, the notes are considered to have been issued at an original issue discount for U.S. federal income tax purposes. Subject to the rules relating to amortizable bond premium and acquisition premium discussed below, United States Holders of notes will be required to include original issue discount in income for federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to this income. Under this method, United States Holders of notes generally will be required to include in income increasingly greater amounts of original issue discount in successive accrual periods.

      Constant Yield Election. A United States Holder may make an election to include in gross income all interest that accrues on the notes (including stated interest, original issue discount, market discount and de minimis market discount, as adjusted by any amortizable bond premium or acquisition premium) in accordance with a constant yield method based on the compounding of interest (a “constant yield election”).

      Market Discount. If a United States Holder’s tax basis in a note is less than its adjusted issue price, the amount of the difference will be treated as market discount for federal income tax purposes, unless this difference is less than a specified de minimis amount. The adjusted issue price of a note will equal the sum of the issue price of the note (determined under the rules described above) and the aggregate amount of previously accrued original issue discount. A United States Holder will be required to treat principal payments on a note, or any gain on the sale, exchange, retirement or other disposition of a note, as ordinary income to the extent of the market discount accrued on the note at the time of the payment or disposition, unless this market discount has been previously included in income by the holder pursuant to an election by the holder to include market discount in income as it accrues, or pursuant to a constant yield election by the Holder as described above. If the note is disposed of in certain nontaxable transactions, accrued market discount will be includible as ordinary income to the Holder as if such Holder had sold the note in a taxable transaction at its then fair market value. In addition, the holder may be required to defer, until the maturity of the note or its earlier disposition (including certain nontaxable transactions), the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such note.

      Acquisition Premium. If a United States Holder’s tax basis in a note is greater than its issue price but less than or equal to the principal amount of the note, the holder will be considered to have acquired the note at an acquisition premium. Under the acquisition premium rules, the amount of original issue discount that the holder must include in its gross income with respect to the note for any taxable year will be reduced by the portion of acquisition premium properly allocable to that year.

      Amortizable Bond Premium. If a United States Holder’s tax basis in a note is greater than the principal amount of the note, the holder will be considered to have purchased the note with amortizable bond premium equal to such excess. The United States Holder may elect to amortize this premium, using a constant yield method, over the remaining term of the note. A United States Holder may generally use the amortizable bond premium allocable to an accrual period to offset stated interest required to be included in the Holder’s income with respect to the note in that accrual period. A Holder who elects to amortize bond premium must reduce its tax basis in the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the Holder and may be revoked only with the consent of the Internal Revenue Service. If a Holder makes a constant yield election (as described above) for a note with amortizable bond premium, such election will result in a deemed election to amortize bond premium for all of the Holder’s debt instruments with amortizable bond premium and may be revoked only with the permission of the Internal Revenue Service with respect to debt instruments acquired after revocation.

      Sale, Exchange or Retirement of the Notes. Upon the sale, exchange or retirement of a note, a United States Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the Holder’s adjusted tax basis in the note. For these purposes, the amount realized does not include any amount attributable to accrued interest. Amounts attributable to accrued interest are treated as interest as described under “Payments of Interest” above. Except as described in this paragraph, gain or loss realized on the sale, exchange or retirement of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the note has been held for more than one year. Exceptions to this general rule apply to the extent of any accrued market discount not previously included in the Holder’s taxable income. See “Market Discount” above.

Backup Withholding and Information Reporting

      Information returns may be filed with the Internal Revenue Service in connection with payments on the notes and the proceeds from a sale or other disposition of notes. A United States Holder will be subject to United States backup withholding tax on these payments if the United States Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Information reporting and backup withholding do not apply to certain exempt recipients, including all corporations. The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the United States Holder’s United States federal income tax liability and may entitle the United States Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Tax Consequences to Non-United States Holders

      As used herein, the term “Non-United States Holder” means a beneficial owner of a note that is, for United States federal income tax purposes:

•	an individual who is classified as a nonresident for U.S. federal income tax purposes;

•	a foreign corporation; or

•	a foreign estate or trust.

      “Non-United States Holder” does not include a Holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes. Such a Holder is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a note.

      Subject to the discussion below concerning backup withholding:

•	payments of principal, interest (including original issue discount) and premium on the notes by us or any paying agent to any Non-United States Holder will not be subject to United States federal withholding tax, provided that, in the case of interest,

•	the Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; and

•	the certification requirement described below has been fulfilled with respect to the beneficial owner, as discussed below;

•	a Non-United States Holder will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of a note, unless the gain is effectively connected with the conduct by the Holder of a trade or business in the United States, subject to an applicable income tax treaty providing otherwise.

Certification Requirement

      Interest and original issue discount on the notes will not be exempt from withholding tax unless the beneficial owner of that note certifies on Internal Revenue Service Form W-8BEN, under penalties of perjury, that it is not a United States person.

      If a Non-United States Holder of a note is engaged in a trade or business in the United States, and if interest (including original issue discount) on the note is effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from the withholding tax discussed above, will generally be taxed in the same manner as a United States Holder, subject to an applicable income tax treaty providing otherwise (see “Tax Consequences to United States Holders” above), except that the Holder will be required to provide a properly executed Internal Revenue Service Form W-8ECI in order to claim an exemption from withholding tax. These holders are urged to consult their own tax advisors with respect to other U.S. tax consequences of the ownership and disposition of notes including the possible imposition of a 30% branch profits tax.

Common Stock-Dividends

      Dividends paid to a Non-United States Holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a Non-United States Holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

      The withholding tax does not apply to dividends paid to a Non-United States Holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-United States Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-United States Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

      A Non-United States Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the Non-United States Holder in the United States, subject to an applicable treaty providing otherwise, or

•	we are or have been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the Non-United States Holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

      We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Backup Withholding and Information Reporting

      Information returns will be filed with the United States Internal Revenue Service in connection with payments on the notes and dividends on our common stock. Unless the Non-United States Holder complies with certification procedures to establish that it is not a United States person, information returns may be filed with the United States Internal Revenue Service in connection with the proceeds from a sale or other disposition of notes or common stock, and the Non-United States Holder may be subject to United States backup withholding tax on payments on the notes, dividends on our common stock or on the proceeds from a sale or other disposition of the notes or common stock. The certification procedures required to claim the exemption from withholding tax on interest and original issue discount described above will satisfy the certification requirements necessary to avoid the backup withholding as well. The amount of any backup withholding from a payment to a Non-United States Holder will be allowed as a credit against the Non-United States Holder’s United States federal income tax liability and may entitle the Non-United States Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

PLAN OF DISTRIBUTION

      We will not receive any of the proceeds of the sale of the notes and the shares of common stock offered by this prospectus. The aggregate proceeds to the selling securityholders from the sale of the notes or shares of common stock will be the purchase price of the notes or shares of common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with its agents, to reject, any proposed purchase of notes or shares of common stock to be made directly or through agents.

      The notes and the shares of common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders and their successors, which includes their transferees, pledgees or donees or their successors, or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts or commissions from the selling securityholders or the purchasers of the notes and the shares of common stock. These discounts or commissions may be in excess of those customary in the types of transactions involved.

      The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any selling securityholder which is a broker-dealer or an affiliate of a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling securityholder purchased in the ordinary course of business; and at the time of its purchase of the notes and shares of common stock to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes and shares of common stock. As a result, any profits on the sale of the notes and the shares of common stock by selling securityholders who are deemed to be underwriters and any discounts, commissions or concessions received by any such broker-dealers or agents who are deemed to be underwriters will be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act and to certain statutory liabilities, including, but not limited to, those relating to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. To our knowledge, none of the selling securityholders who are broker-dealers or affiliates of broker-dealers, other than the initial purchasers, purchased the notes and shares of common stock outside of the ordinary course of business or, at the time of the purchase of the notes and shares of common stock, had any agreements or understandings, directly or indirectly, with any person to distribute the notes and shares of common stock.

      If the notes and the shares of common stock are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions. The rules of the National Association of Securities Dealers, Inc. prohibit a member from participating in the underwriting of a public offering of securities that would result in underwriting compensation for such member equal to or greater than 8% of the gross proceeds of such offering.

      The notes and the shares of common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

      These sales may be effected in transactions (which may involve block transactions):

•	on any national securities exchange or quotation service on which the debt securities and shares of common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether such options are listed on an options exchange or otherwise through the settlement of short sales.

      In connection with the sales of the notes and the shares of common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of the notes or the shares of common stock in the course of hedging their positions. The selling securityholders may also (1) sell the notes and shares of common stock short and use shares or notes held by it to close out such short positions, or (2) loan or pledge the notes or the shares of common stock to broker-dealers that in turn may sell the notes and the shares of common stock.

      A short sale of the notes or the shares of common stock by a broker-dealer, financial institution or selling securityholder would involve the sale of such notes or shares of common stock that are not owned, and therefore must be borrowed, in order to make delivery of the security in connection with such sale. In connection with a short sale of the notes or the shares of common stock a broker-dealer, financial institution or selling securityholder may purchase the notes or our common stock on the open market to cover positions created by short sales. In determining the source of the notes or shares of common stock to close out such short positions, the broker-dealer, financial institution or selling securityholders may consider, among other things, the price of shares of the notes or common stock available for purchase in the open market.

      At the time a particular offering of the securities is made, if required, a prospectus supplement or post-effective amendment will be distributed, which will set forth the names of the selling securityholders, the aggregate amount and type of securities being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling securityholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the notes and the shares of common stock by the selling securityholders.

      Our common stock trades on the New York Stock Exchange under the symbol “DAL.” We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, no assurances can be given as to the development of liquidity or any trading market for the notes. See “Risk Factors — Risk Factors relating to the Notes.”

      We cannot assure you that any selling securityholder will sell any or all of the notes or the shares of common stock with this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the common stock by other means not described in this prospectus. In addition, any notes or common stock covered by this prospectus that qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The notes and the shares of common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the notes and shares of common stock may not be sold unless they have been registered or qualified for sale or the sale is entitled to an exemption from registration.

      The selling securityholders and any other person participating in the sale of notes or the shares of common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the shares of common stock to engage in market-making activities with respect to the particular notes and the common stock being distributed for a period of up to five business days before the commencement of such distribution. This may affect the marketability of the notes and the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the shares of common stock.

      Under the registration rights agreements filed as exhibits to the registration statement of which this prospectus is a part, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

      We have agreed to pay substantially all of the expenses incidental to the performance of our obligations under the registration right agreements other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

VALIDITY OF SECURITIES

      The validity of the issuance of the notes and shares of common stock offered hereby will be passed upon for Delta by Leslie P. Klemperer, Vice President — Deputy General Counsel of Delta.

EXPERTS

      The consolidated statements of operations, cash flows and shareowners’ equity for the year ended December 31, 2001 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the methods of accounting for derivative instruments and hedging activities as discussed in Note 4 to the audited consolidated financial statements. Arthur Andersen LLP has ceased operations in the United States.

      On March 6, 2002, Delta’s board of directors decided to retain Deloitte & Touche LLP as Delta’s independent registered public accounting firm and dismissed Arthur Andersen LLP, Delta’s former auditors. There were no disagreements with the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure at the time of the change or with respect to Delta’s financial statements for fiscal year 2001, which, if not resolved to the former auditor’s satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. Prior to retaining Deloitte & Touche LLP, Delta had not consulted with Deloitte & Touche LLP regarding accounting principles.

      The consolidated balance sheets as of December 31, 2003 and 2002 and the related consolidated statements of operations, cash flows and shareowners’ (deficit) equity for the years ended December 31, 2003 and 2002, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (1) Delta’s ability to continue as a going concern, (2) Delta’s change in its method of accounting for goodwill and other intangible assets, effective January 1, 2002, to conform with Statement of Financial Accounting Standards No. 142 and (3) the application of procedures relating to a reclassification and to certain revised disclosures in Notes 5, 9, 16 and 21 related to the 2001 consolidated financial statements that were audited by other auditors who have ceased operations and for which Deloitte & Touche LLP have expressed no opinion or other form of assurance other than with respect to such reclassification and disclosures), which is also included herein, and have been included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      With respect to the unaudited interim financial information for the periods ended September 30, 2004 and 2003 which is included herein, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to any liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because such report is not a “report” or a “part” of the prospectus prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements

      [The following audited financial statements and related notes are excerpted from Delta’s Annual Report on Form 10-K for fiscal year ended December 31, 2003, as updated on Delta’s Current Report on Form 8-K filed with the Commission on September 15, 2004.]

Schedule

Number

II	Valuation and Qualifying Accounts for the year ended December 31, 2001. The required information for the years ended December 31, 2003 and 2002 is included in Note 21 of the Notes to the Consolidated Financial Statements.

Condensed Consolidated Financial Statements

      [The following unaudited financial statements and related notes are excerpted from Delta’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners’ of Delta Air Lines, Inc.:

      We have audited the accompanying consolidated balance sheets of Delta Air Lines, Inc. and subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, cash flows and shareowners’ (deficit) equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 2001, before the reclassification and revisions discussed below, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 23, 2002. Their report contained an explanatory paragraph related to the Company’s change in its method of accounting for derivative instruments and hedging activities effective July 1, 2000 as discussed in Note 4 to the consolidated financial statements.

      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such 2003 and 2002 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

      We have not audited any financial statements of the Company for any period subsequent to December 31, 2003. However, as discussed under the caption “Business Environment” in Note 1 to the consolidated financial statements, the Company has suffered recurring losses, faces labor and liquidity issues, and may need to seek protection under Chapter 11 of the U.S. Bankruptcy Code in the near term. Such matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      As discussed in Note 5 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142 (“SFAS 142”).

      As discussed above, the consolidated financial statements of the Company for the year ended December 31, 2001, were audited by other auditors who have ceased operations. These consolidated financial statements have been revised as follows:

•	As described in Note 1, the consolidated statement of operations has been reclassified to include additional disclosures relating to the components comprising passenger revenues.

•	As described in Note 5, the Company adopted the provisions of SFAS 142 as of January 1, 2002. These consolidated financial statements have been revised to include the disclosures required by SFAS 142.

•	In Note 9, the Company has disclosed the amount of expenses incurred related to contract carrier agreements. These consolidated financial statements have been revised to include such disclosures for 2001.

•	In Note 16, the Company has disclosed the amounts of the additional costs and expenses and payments related to restructuring and other reserves for leased aircraft and facilities and other items. These consolidated financial statements have been revised to include such disclosures for 2001.

•	In Note 21, the Company has disclosed the amounts of additional costs and expenses and deductions related to the allowance for obsolescence of expendable parts and supplies inventories. These consolidated financial statements have been revised to include such disclosures for 2001.

We audited the reclassification and disclosures discussed above that were included to revise the 2001 consolidated financial statements. In our opinion, such reclassification has been appropriately applied and such disclosures are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such reclassification and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

Atlanta, Georgia

March 12, 2004 (September 14, 2004 as to the
matters under the captions
“Business Environment” and
“Reclassifications” in Note 1)

      The following is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Delta’s Annual Report for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP.

To Delta Air Lines, Inc.:

      We have audited the accompanying consolidated balance sheets of Delta Air Lines, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and shareowners’ equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delta Air Lines, Inc. and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

      As discussed in Note 4 to the consolidated financial statements, effective July 1, 2000, Delta Air Lines, Inc. changed its method of accounting for derivative instruments and hedging activities.

/s/ ARTHUR ANDERSEN LLP

Arthur Andersen LLP

Atlanta, Georgia

January 23, 2002

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002

	(In millions)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,710	$1,969
Restricted cash	207	134
Accounts receivable, net of an allowance for uncollectible accounts of $38 at December 31, 2003, and $33 at December 31, 2002	662	292
Income tax receivable	—	319
Expendable parts and supplies inventories, net of an allowance for obsolescence of $183 at December 31, 2003 and 2002	202	164
Deferred income taxes	293	251
Prepaid expenses and other	476	356

Total current assets	4,550	3,485

PROPERTY AND EQUIPMENT:
Flight equipment	21,008	20,295
Accumulated depreciation	(6,497)	(6,109)

Flight equipment, net	14,511	14,186

Flight and ground equipment under capital leases	463	439
Accumulated amortization	(353)	(297)

Flight and ground equipment under capital leases, net	110	142

Ground property and equipment	4,477	4,270
Accumulated depreciation	(2,408)	(2,206)

Ground property and equipment, net	2,069	2,064

Advance payments for equipment	62	132

Total property and equipment, net	16,752	16,524

OTHER ASSETS:
Investments in associated companies	21	174
Goodwill	2,092	2,092
Operating rights and other intangibles, net of accumulated amortization of $179 at December 31, 2003, and $172 at December 31, 2002	95	102
Restricted investments for Boston airport terminal project	286	417
Other noncurrent assets	2,143	1,509

Total other assets	4,637	4,294

Total assets	$25,939	$24,303

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002

	(In millions except
	share data)
LIABILITIES AND SHAREOWNERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$1,002	$666
Current obligations under capital leases	19	27
Accounts payable, deferred credits and other accrued liabilities	1,709	1,846
Air traffic liability	1,308	1,270
Taxes payable	498	445
Accrued salaries and related benefits	1,285	1,365
Accrued rent	336	344

Total current liabilities	6,157	5,963

NONCURRENT LIABILITIES:
Long-term debt	10,962	9,576
Long-term debt issued by Massachusetts Port Authority (Note 6)	498	498
Capital leases	78	100
Postretirement benefits	2,253	2,282
Accrued rent	701	739
Pension and related benefits	4,886	3,242
Other	204	93

Total noncurrent liabilities	19,582	16,530

DEFERRED CREDITS:
Deferred gains on sale and leaseback transactions	426	478
Deferred revenue and other credits	158	175

Total deferred credits	584	653

COMMITMENTS AND CONTINGENCIES (Notes 3, 4, 6, 7, 8 and 9)
EMPLOYEE STOCK OWNERSHIP PLAN PREFERRED STOCK:
Series B ESOP Convertible Preferred Stock, $1.00 par value, $72.00 stated and liquidation value; 5,839,708 shares issued and outstanding at December 31, 2003, and 6,065,489 shares issued and outstanding at December 31, 2002	420	437
Unearned compensation under employee stock ownership plan	(145)	(173)

Total Employee Stock Ownership Plan Preferred Stock	275	264

SHAREOWNERS’ (DEFICIT) EQUITY:
Common stock, $1.50 par value; $450,000,000 authorized; 180,915,087 shares issued at December 31, 2003, and 180,903,373 shares issued at December 31, 2002	271	271
Additional paid-in capital	3,272	3,263
Retained earnings	844	1,639
Accumulated other comprehensive loss	(2,338)	(1,562)
Treasury stock at cost, 57,370,142 shares at December 31, 2003, and 57,544,168 shares at December 31, 2002	(2,708)	(2,718)

Total shareowners’ (deficit) equity	(659)	893

Total liabilities and shareowners’ (deficit) equity	$25,939	$24,303

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

	(In millions, except per share data)
OPERATING REVENUES:
Passenger:
Mainline	$10,393	$10,749	$11,848
Regional affiliates	2,629	2,049	1,116
Cargo	467	458	506
Other, net	598	610	409

Total operating revenues	14,087	13,866	13,879
OPERATING EXPENSES:
Salaries and related costs	6,342	6,165	6,124
Aircraft fuel	1,938	1,683	1,817
Depreciation and amortization	1,230	1,164	1,283
Contracted services	886	1,003	1,016
Contract carrier arrangements	784	561	—
Landing fees and other rents	858	834	780
Aircraft maintenance materials and outside repairs	630	711	801
Aircraft rent	727	709	737
Other selling expenses	479	539	616
Passenger commissions	211	322	540
Passenger service	325	372	466
Restructuring, asset writedowns, pension settlements and related items, net	268	439	1,119
Appropriations Act reimbursements	(398)	—	—
Stabilization Act compensation	—	(34)	(634)
Other	592	707	816

Total operating expenses	14,872	15,175	15,481

OPERATING LOSS	(785)	(1,309)	(1,602)

OTHER INCOME (EXPENSE):
Interest expense	(757)	(665)	(499)
Interest income	36	36	89
Gain (loss) from sale of investments, net	321	(3)	127
Gain (loss) on extinguishment of debt, net	—	(42)	—
Fair value adjustments of SFAS 133 derivatives	(9)	(39)	68
Miscellaneous income (expense), net	5	20	(47)

Total other income (expense)	(404)	(693)	(262)

LOSS BEFORE INCOME TAXES	(1,189)	(2,002)	(1,864)
INCOME TAX BENEFIT	416	730	648

NET LOSS	(773)	(1,272)	(1,216)
PREFERRED STOCK DIVIDENDS	(17)	(15)	(14)

NET LOSS AVAILABLE TO COMMON SHAREOWNERS	$(790)	$(1,287)	$(1,230)

BASIC AND DILUTED LOSS PER SHARE	$(6.40)	$(10.44)	$(9.99)

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

	(In millions)
Cash Flows From Operating Activities:
Net loss	$(773)	$(1,272)	$(1,216)
Adjustments to reconcile net loss to cash provided by operating activities:
Asset and other writedowns	47	287	339
Depreciation and amortization	1,230	1,181	1,283
Deferred income taxes	(416)	(411)	(648)
Fair value adjustments of SFAS 133 derivatives	9	39	(68)
Pension, postretirement and postemployment expense in excess of payments	532	177	419
(Gain) loss on extinguishment of debt, net	—	42	—
Dividends (less than) in excess of equity income	30	(3)	51
(Gain) loss from sale of investments, net	(321)	3	(127)
Changes in certain current assets and liabilities:
Decrease (increase) in receivables	317	(243)	47
Increase in current restricted cash	(73)	(134)	—
(Increase) decrease in prepaid expenses and other current assets	(90)	(35)	60
Increase (decrease) in air traffic liability	38	46	(215)
(Decrease) increase in other payables, deferred credits and accrued liabilities	(276)	600	274
Other, net	199	8	37

Net cash provided by operating activities	453	285	236
Cash Flows From Investing Activities:
Property and equipment additions:
Flight equipment, including advance payments	(382)	(922)	(2,321)
Ground property and equipment, including technology	(362)	(364)	(472)
Decrease (increase) in restricted investments related to the Boston airport terminal project	131	58	(485)
Decrease in short-term investments, net	—	5	238
Proceeds from sales of flight equipment	15	100	66
Proceeds from sales of investments	325	24	286
Other, net	13	(10)	(8)

Net cash used in investing activities	(260)	(1,109)	(2,696)
Cash Flows From Financing Activities:
Payments on long-term debt and capital lease obligations	(802)	(1,113)	(173)
Cash dividends	(19)	(39)	(40)
Issuance of long-term obligations	1,774	2,554	2,335
Issuance of long-term debt by Massachusetts Port Authority	—	—	498
(Payments on) proceeds from short term obligations and notes payable, net	—	(765)	701
Make-whole payments on extinguishment of ESOP Notes	(15)	(42)	—
Payment on termination of accounts receivable securitization	(250)	—	—
Other, net	(140)	(12)	(15)

Net cash provided by financing activities	548	583	3,306
Net (Decrease) Increase In Cash and Cash Equivalents	741	(241)	846
Cash and cash equivalents at beginning of year	1,969	2,210	1,364

Cash and cash equivalents at end of year	$2,710	$1,969	$2,210

Supplemental disclosure of cash paid (refunded) for:
Interest, net of amounts capitalized	$715	$569	$490
Income taxes	$(402)	$(649)	$(103)
Non-cash transactions:
Aircraft delivered under seller-financing	$718	$705	$77
Aircraft capital leases from sale and leaseback transactions	$—	$52	$—

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREOWNERS’ (DEFICIT) EQUITY

For the Years Ended December 31, 2003, 2002 and 2001

				Accumulated
		Additional		Other
	Common	Paid-In	Retained	Comprehensive	Treasury
	Stock	Capital	Earnings	Income (Loss)	Stock	Total

	(In millions, except share data)
Balance at December 31, 2000	$271	$3,264	$4,176	$360	$(2,728)	$5,343

Comprehensive loss:
Net loss	—	—	(1,216)	—	—	(1,216)
Other comprehensive loss	—	—	—	(335)	—	(335)

Total comprehensive loss (See Note 13)						(1,551)
Dividends on common stock ($0.10 per share)	—	—	(12)	—	—	(12)
Dividends on Series B ESOP Convertible Preferred Stock allocated shares	—	—	(14)	—	—	(14)
Issuance of 126,299 shares of common stock under dividend reinvestment and stock purchase plan and stock options ($38.10 per share(1))	—	5	—	—	—	5
Transfers and forfeitures of 105,995 shares of common from Treasury under stock incentive plan $(37.10 per share(1))	—	(4)	—	—	4	—
Other	—	2	(4)	—	—	(2)

Balance at December 31, 2001	271	3,267	2,930	25	(2,724)	3,769

Comprehensive loss:
Net loss	—	—	(1,272)	—	—	(1,272)
Other comprehensive loss	—	—	—	(1,587)	—	(1,587)

Total comprehensive loss (See Note 13)						(2,859)
Dividends on common stock ($0.10 per share)	—	—	(12)	—	—	(12)
Dividends on Series B ESOP Convertible Preferred Stock allocated shares	—	—	(15)	—	—	(15)
Issuance of 13,017 shares of common stock under stock purchase plan and stock options ($15.70 per share(1) )	—	—	—	—	—	—
Forfeitures of 82,878 shares of common to Treasury under stock incentive plan ($27.31 per share(1))	—	—	—	—	(2)	(2)
Transfer of 183,400 shares of common from Treasury under stock incentive plan ($47.11 per share(1))	—	(5)	—	—	8	3
Other	—	1	8	—	—	9

Balance at December 31, 2002	271	3,263	1,639	(1,562)	(2,718)	893

Comprehensive loss:
Net loss	—	—	(773)	—	—	(773)
Other comprehensive loss	—	—	—	(776)	—	(776)

Total comprehensive loss (See Note 13)						(1,549)
SAB 51 gain related to Orbitz, net of tax (See Note 17)	—	18	—	—	—	18
Dividends on common stock ($0.05 per share)	—	—	(5)	—	—	(5)
Dividends on Series B ESOP Convertible Preferred Stock allocated shares	—	—	(17)	—	—	(17)
Issuance of 11,715 shares of common stock under stock purchase plan $(30.64 per share(1))	—	—	—	—	—	—
Forfeitures of 44,100 shares of common to Treasury under stock incentive plan ($11.97 per share(1))	—	—	—	—	—	—
Transfer of 144,874 shares of common from Treasury under stock incentive plan and stock purchase plan ($47.22 per share(1))	—	(6)	—	—	7	1
Transfer of 73,252 shares of common from Treasury under ESOP ($47.20 per share(1))		(3)	—	—	3	—

Balance at December 31, 2003	$271	$3,272	$844	$(2,338)	$(2,708)	$(659)

(1)	Average price per share

The accompanying notes are an integral part of these Consolidated Financial Statements.

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Summary of Significant Accounting Policies

Basis of Presentation

      Delta Air Lines, Inc. (a Delaware corporation) is a major air carrier that provides air transportation for passengers and cargo throughout the U.S. and around the world. Our Consolidated Financial Statements include the accounts of Delta Air Lines, Inc. and our wholly owned subsidiaries, including ASA Holdings, Inc. (ASA Holdings) and Comair Holdings, Inc. (Comair Holdings), collectively referred to as Delta. ASA Holdings is the parent company of Atlantic Southeast Airlines, Inc. (ASA), and Comair Holdings is the parent company of Comair, Inc. (Comair). We have eliminated all material intercompany transactions in our Consolidated Financial Statements.

      We do not consolidate the financial statements of any company in which we have an ownership interest of 50% or less unless we control that company. During 2003, 2002 and 2001, we did not control any company in which we had an ownership interest of 50% or less.

      These Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) on a going concern basis.

Business Environment

      Our net loss was $773 million for the year ended December 31, 2003, the third consecutive year we recorded a substantial net loss. During the six months ended June 30, 2004, our financial condition continued to deteriorate due, in part, to near historically high fuel prices and declining domestic passenger mile yields. During this six-month period, we recorded an unaudited net loss of $2.3 billion and our cash and cash equivalents decreased from $2.7 billion at December 31, 2003 to $2.0 billion at June 30, 2004. These financial results reflect the unprecedented challenges confronting us and other airlines. Since the terrorist attacks on September 11, 2001, the airline industry has experienced a severely depressed revenue environment and significant cost pressures. These factors have resulted in industry-wide liquidity issues, including the restructuring of certain hub and spoke airlines due to bankruptcy or near bankruptcy.

      The events of the past few years have resulted in fundamental, and what we believe will be long-term, changes in the airline industry. These include: (1) a sharp decline in high yield business travel; (2) the continuing growth of low-cost carriers with which we compete in most of our domestic markets; (3) industry capacity exceeding demand which has led to significant fare discounting; and (4) increased price sensitivity by our customers, reflecting in part the availability of airline fare information on the Internet.

      Due to the changes that have occurred in the airline industry, we must significantly reduce our costs in order to be competitive in the current environment and over the long term. Our cost structure is materially higher than that of the low-cost carriers with which we compete. Certain other hub-and-spoke airlines have significantly reduced their costs through bankruptcy or the threat of bankruptcy. Our unit costs have gone from being among the lowest of the hub-and-spoke carriers to among the highest for 2003, a result which places us at a serious competitive disadvantage.

      We have implemented a profit improvement initiative program aimed at lowering our costs and increasing our revenues to compete in the current business environment and over the long-term.

      While we believe we have made progress under this program, we must continue to reduce our costs to compete in the existing business environment.

      Our pilot cost structure is significantly higher than that of our competitors and must be reduced in order for us to compete effectively with both hub-and-spoke airlines and lost-cost carriers. On July 30, 2004, we presented a proposal to the Air Line Pilots Association, International (ALPA), the union

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

representing our pilots, to reduce our pilot costs by approximately $1 billion annually through a combination of changes in wages, pension and other benefits and work rules. We believe that this approximately $1 billion in annual pilot cost savings, in addition to significant cost reductions from other stakeholder groups, is essential for us to compete successfully. We cannot predict the outcome of our discussions with ALPA.

      At the end of 2003, we began a reassessment of our operating and business strategy in order to assess our competitive effectiveness, determine the best use of our available resources and identify strategic initiatives that we might pursue to improve our performance. In September 2004, we announced the following key elements of our plan which are intended to improve the customer traveling experience and to achieve significant cost savings:

•	Updating and upgrading customer products and services, including cabins and online functionality, and maintaining two-class service in mainline operations;

•	Redesigning Atlanta’s hub operation to add more flights for greater customer choice and reliability while simultaneously reducing congestion;

•	Dehubbing Delta’s Dallas/ Ft. Worth operation and re-deploying those assets to grow hub operations in Atlanta, Cincinnati and Salt Lake City;

•	Adding 31 new nonstop flights to 19 additional destinations from key focus cities;

•	Growing Song, initially by 12 aircraft;

•	Reducing fleet complexity by retiring at least four fleet types in four years and increasing overall fleet utilization and efficiency;

•	Eliminating 6,000-7,000 jobs over the next 18 months, lowering management overhead costs by 15 percent, and reducing pay and benefits; and

•	Creating an Employee Reward Program to include equity, profit sharing and performance-based incentive payouts.

In connection with the above plan, we anticipate that we will record charges, possibly including asset impairments, one-time termination and other benefit costs, contract termination costs, and other associated charges, the amount and timing of which cannot be estimated at this time.

      During certain recent months, our pilots have taken early retirement at greater than historical levels. If early retirements by pilots occur at greater than historical levels in the future, this could, depending on the number of pilots who retire early, the aircraft types these pilots operate and other factors, disrupt our operations, negatively impact our revenues and increase our pension funding obligations. We are discussing with ALPA potential solutions to this problem, but we cannot predict the outcome of our discussions.

      Our unencumbered assets are limited, our credit ratings have been substantially lowered and our cost structure is materially higher than that of our competitors. Except for our existing commitments to finance our purchase of regional jet aircraft, we have no available lines of credit. We believe that, unless we achieve significant reductions in our cost structure, we will be unable to access the capital markets for new borrowings on acceptable terms. Continued losses of the magnitude we recorded in 2003 and during the six months ended June 30, 2004 are unsustainable, and we have significant obligations due in 2005 and thereafter, including significant debt maturities, operating lease payments, purchase obligations and required pension funding. We are intensively engaged in an effort to obtain cost reductions from our key stakeholders, such as lenders, lessors, vendors, and employees, and to implement new strategic business initiatives in order to effect a successful out-of-court restructuring, but there can be no assurance this effort will succeed. If we cannot reach agreement with ALPA about how to resolve our pilot retirement

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

issue before the end of September 2004 or if we do not make substantial progress in the near term toward achieving a competitive cost structure that will permit us to regain sustained profitability and access the capital markets on acceptable terms, we will need to seek to restructure our costs under Chapter 11 of the U.S. Bankruptcy Code.

      These matters raise substantial doubt about our ability to continue on a going concern basis. Our Consolidated Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the accompanying Consolidated Financial Statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Reclassifications

      Our Consolidated Statements of Operations reflect the following two reclassifications in order to provide better clarity about our Mainline and Regional Affiliate operations.

•	For the years ended December 31, 2003 and 2002, passenger revenues and expenses from our contract carrier arrangements with Atlantic Coast Airlines (ACA), Chautauqua Airlines, Inc. (Chautauqua), and SkyWest Airlines, Inc. (SkyWest) are now reported in regional affiliates passenger revenues and contract carrier arrangements, respectively. Previously, we recorded the revenues from these arrangements net of related expenses in other, net revenues. Prior to 2002, such revenues and expenses were not material; and

•	For all periods presented, passenger revenues from our Mainline operations and those from our wholly owned subsidiaries ASA Holdings and Comair Holdings are now reported separately in mainline passenger revenues and regional affiliates passenger revenues, respectively. Previously, these revenues were reported together as passenger revenues. Expenses from our Mainline operations, ASA Holdings and Comair Holdings continue to be reported in the applicable expense line item.

These reclassifications did not impact our operating income (loss) or net income (loss) for each period presented.

      We have also reclassified miscellaneous prior period amounts in our Consolidated Financial Statements to be consistent with our current period presentation. The effect of these reclassifications is not material.

Use of Estimates

      We are required to make estimates and assumptions when preparing our Consolidated Financial Statements in accordance with GAAP. These estimates and assumptions affect the amounts reported in our financial statements and the accompanying notes. Actual results could differ materially from those estimates.

New Accounting Standards

      The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106” (SFAS 132R) in December 2003. SFAS 132R revises employers’ disclosures about pension plans and other postretirement benefit plans by requiring additional disclosures about assets, obligations, cash flows and net periodic

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

benefit costs. SFAS 132R is effective for financial statements issued after December 15, 2003 and for interim periods thereafter. See Note 11 for our disclosures required under SFAS 132R.

      We adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS 143) on January 1, 2003. The adoption of SFAS 143 had no impact on our Consolidated Financial Statements.

      The FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149) in April 2003. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except in certain circumstances. The adoption of SFAS 149 had no impact on our Consolidated Financial Statements.

      The FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150) in May 2003. This statement establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003; otherwise, this statement, as it applies to our financial statements, is effective July 1, 2003. The adoption of SFAS 150 had no impact on our Consolidated Financial Statements.

      The FASB issued FASB Staff Position SFAS No. 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (FSP 106-1) in January 2004. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Medicare Act) introduced a prescription drug benefit under Medicare and a federal subsidy to sponsors of health care benefit plans in certain circumstances. FSP 106-1 permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the Medicare Act. It also requires certain disclosures regarding the Medicare Act and is effective for financial statements issued after December 7, 2003. Our 2003 Consolidated Financial Statements were not impacted by the Medicare Act because our September 30 measurement date for our postretirement plans was prior to the enactment of the Medicare Act. We are evaluating the impact of the Medicare Act on our 2004 Consolidated Financial Statements (see Note 11 for additional information).

      The FASB issued FASB Interpretation No. (FIN) 46, “Consolidation of Variable Interest Entities” (FIN 46) in February 2003. FIN 46 addresses how to identify variable interest entities (VIEs) and the criteria that require a company to consolidate such entities in its financial statements. FIN 46, as revised by FIN 46R, was effective on February 1, 2003 for new transactions and is effective for reporting periods ending after March 15, 2004 for transactions entered into prior to February 1, 2003. We have not entered into any new transactions subject to FIN 46 since February 1, 2003.

      We completed an evaluation of our transactions entered into prior to February  1, 2003 that may be impacted by FIN 46, including (1) contract carrier arrangements; (2) aircraft operating leases; and (3) fuel consortiums. While we determined that some of these arrangements are VIEs, we neither hold a significant variable interest in, nor are the primary beneficiary of, any of these arrangements. The adoption of FIN 46 will not have a material impact on our Consolidated Financial Statements.

      The Emerging Issues Task Force (EITF) reached a consensus on EITF Issue 01-08, “Determining Whether an Arrangement Contains a Lease” (EITF 01-08) in May 2003. This EITF provides guidance on how to determine whether an arrangement contains a lease that is within the scope of SFAS No. 13, “Accounting for Leases” (SFAS 13). The guidance should be applied to arrangements agreed to or modified after June 30, 2003. If our contract carrier arrangements are modified in the future, we will likely have to account for these arrangements as operating or capital leases in accordance with SFAS 13. See our accounting policy for our contract carrier arrangements in this Note.

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During 2002, we adopted the following accounting standards:

•	SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142) (see our goodwill and other intangible assets policy and related information in this Note and in Note 5, respectively);

•	SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144) (see our long-lived assets policy in this Note);

•	SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections” (SFAS 145). In accordance with SFAS 145, we recorded losses of $15 million and $42 million on the extinguishment of Employee Stock Ownership Plan (ESOP) Notes in other income (expense) on our 2003 and 2002 Consolidated Statements of Operations, respectively. In addition, during 2003, we recorded a $15 million gain on the extinguishment of debt as a result of our debt exchange offer in other income (expense) on our Consolidated Statement of Operations (see Note 6 for additional information);

•	SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). The adoption of SFAS 146 will impact the timing of the recognition of liabilities related to future exit or disposal activities;

•	SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment to FASB Statement No. 123” (SFAS 148) (see our stock-based compensation policy in this Note); and

•	FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45) (see Note 9 for our disclosures required under FIN 45).

Cash and Cash Equivalents

      We classify short-term, highly liquid investments with original maturities of three months or less as cash and cash equivalents. These investments are recorded at cost, which we believe approximates fair value.

      Under our cash management system, we utilize controlled disbursement accounts that are funded daily. Payments issued by us, which have not been presented for payment, are recorded in accounts payable, deferred credits and other accrued liabilities on our Consolidated Balance Sheets. These amounts totaled $129 million and $154 million at December 31, 2003 and 2002, respectively.

Restricted Assets

      We have restricted cash which primarily relates to cash held as collateral to support certain projected insurance obligations. Restricted cash included in current assets on our Consolidated Balance Sheets totaled $207 million and $134 million at December 31, 2003 and 2002, respectively. We also have $28 million of restricted cash recorded in other noncurrent assets on our Consolidated Balance Sheet at December 31, 2003 related to the planned sale of 11 B-737-800 aircraft in 2005. See Note 9 for additional information about this planned sale.

      We have restricted investments for the redevelopment and expansion of Terminal A at Boston’s Logan International Airport (see Note 6 for additional information about this project). Our restricted investments included in other assets on our Consolidated Balance Sheets totaled $286 million and $417 million at December 31, 2003 and 2002, respectively.

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Derivative Financial Instruments

      We account for derivative financial instruments in accordance with SFAS 133. These derivative instruments include fuel hedge contracts, interest rate swap agreements and equity warrants and other similar rights in certain companies (see Note 4).

Fuel Hedge Contracts

      Our fuel hedge contracts qualify for hedge accounting under SFAS 133. We record the fair value of our fuel hedge contracts on our Consolidated Balance Sheets and regularly adjust the balances to reflect changes in the fair values of those contracts.

      Effective gains or losses related to the fair value adjustments of the fuel hedge contracts are recorded in shareowners’ (deficit) equity as a component of accumulated other comprehensive income (loss). These gains or losses are recognized in aircraft fuel expense in the period in which the related aircraft fuel purchases being hedged are consumed and when the fuel hedge contract is settled. However, to the extent that the change in fair value of a fuel hedge contract does not perfectly offset the change in the value of the aircraft fuel being hedged, the ineffective portion of the hedge is immediately recognized as a fair value adjustment of SFAS 133 derivatives in other income (expense) on our Consolidated Statements of Operations. In calculating the ineffective portion of our hedges under SFAS 133, we include all changes in the fair value attributable to the time value component and recognize the amount in other income (expense) during the life of the contract.

Interest Rate Swap Agreements

      We record interest rate swap agreements that qualify as fair value hedges under SFAS 133 at their fair value on our Consolidated Balance Sheets and adjust these amounts and the related debt to reflect changes in their fair values. We record net periodic interest rate swap settlements as adjustments to interest expense in other income (expense) on our Consolidated Statements of Operations.

Equity Warrants and Other Similar Rights

      We record our equity warrants and other similar rights in certain companies at fair value at the date of acquisition in investments in debt and equity securities on our Consolidated Balance Sheets. In accordance with SFAS 133, we regularly adjust our Consolidated Balance Sheets to reflect the changes in the fair values of the equity warrants and other similar rights, and recognize the related gains or losses as fair value adjustments of SFAS 133 derivatives in other income (expense) on our Consolidated Statements of Operations.

Revenue Recognition

Passenger Revenues

      We record sales of passenger tickets as air traffic liability on our Consolidated Balance Sheets. Passenger revenues are recognized when we provide the transportation, reducing the related air traffic liability. We periodically evaluate the estimated air traffic liability and record any resulting adjustments in our Consolidated Statements of Operations in the period that the evaluations are completed.

      We sell mileage credits in the SkyMiles® frequent flyer program to participating partners such as credit card companies, hotels and car rental agencies. A portion of the revenue from the sale of mileage credits is deferred until the credits are redeemed for travel. We amortize the deferred revenue on a straight-line basis over a 30-month period. The majority of the revenue from the sale of mileage credits,

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

including the amortization of deferred revenue, is recorded in passenger revenue on our Consolidated Statements of Operations; the remaining portion is recorded as an offset to other selling expenses.

Cargo Revenues

      Cargo revenues are recognized in our Consolidated Statements of Operations when we provide the transportation.

Other, net

      We are party to codeshare agreements with certain airlines. Under these agreements, we sell seats on these airlines’ flights and they sell seats on our flights, with each airline separately marketing its respective seats. The revenue from our sale of codeshare seats flown by other airlines, and the direct costs incurred in marketing the codeshare flights, are recorded in other, net in operating revenues on our Consolidated Statements of Operations. Our revenue from other airlines’ sale of codeshare seats flown by us is recorded in passenger revenue on our Consolidated Statements of Operations.

Long-Lived Assets

      We record our property and equipment at cost and depreciate or amortize these assets on a straight-line basis to their estimated residual values over their respective estimated useful lives. Residual values for flight equipment range from 5%-40% of cost. We also capitalize certain internal and external costs incurred to develop internal-use software; these assets are included in ground property and equipment, net on our Consolidated Balance Sheets. The estimated useful lives for major asset classifications are as follows:

Estimated
Asset Classification	Useful Life

Owned flight equipment	15-25 years
Flight and ground equipment under capital lease	Lease Term
Ground property and equipment	3-30 years

      In accordance with SFAS 144, we record impairment losses on long-lived assets used in operations when events and circumstances indicate the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. For long-lived assets held for sale, we record impairment losses when the carrying amount is greater than the fair value less the cost to sell. We discontinue depreciation of long-lived assets once they are classified as held for sale.

      To determine impairments for aircraft used in operations, we group assets at the fleet type level (the lowest level for which there are identifiable cash flows) and then estimate future cash flows based on projections of passenger yield, fuel costs, labor costs and other relevant factors in the markets in which these aircraft operate. If an impairment occurs, the amount of the impairment loss recognized is the amount by which the carrying amount of the aircraft exceeds the estimated fair value. Aircraft fair values are estimated by management using published sources, appraisals and bids received from third parties, as available.

Goodwill and Other Intangible Assets

      Prior to our adoption of SFAS 142 on January 1, 2002, goodwill and other intangible assets were amortized over their estimated useful lives (not to exceed 40 years in the case of goodwill). Upon adoption of SFAS 142, we discontinued the amortization of goodwill and other intangible assets with indefinite useful lives. Instead, in accordance with SFAS 142, we now apply a fair value-based impairment test to the net book value of goodwill and indefinite-lived intangible assets on an annual basis and, if certain

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

events or circumstances indicate that an impairment loss may have been incurred, on an interim basis. Intangible assets that have determinable useful lives continue to be amortized on a straight-line basis over their remaining estimated useful lives. Our leasehold and operating rights have definite useful lives and we amortize these assets over their respective lease terms, which range from nine to 19 years.

      SFAS 142 requires a two step process in evaluating goodwill for impairment. The first step requires the comparison of the fair value of each reporting unit to its carrying value. We have three reporting units which have assigned goodwill: Delta-Mainline, ASA and Comair. Our methodology for estimating the fair value of each reporting unit primarily considers discounted future cash flows. If the fair value of a reporting unit exceeds its carrying value, then no further testing is required. If the carrying value of a reporting unit exceeds its fair value, however, a second step is required to determine the amount of the impairment charge, if any. An impairment charge is recognized if the carrying value of a reporting unit’s goodwill exceeds its implied fair value.

      We perform our impairment test for our indefinite-lived intangible assets by comparing the fair value of each indefinite-lived intangible asset unit to its carrying value. The fair value of the asset unit is estimated based on its discounted future cash flows. We recognize an impairment charge if the carrying value of the asset unit exceeds its estimated fair value.

      The annual impairment test date for our goodwill and indefinite-lived intangible assets is December 31 (see Note 5).

Interest Capitalized

      We capitalize interest on advance payments for the acquisition of new aircraft and on construction of ground facilities as an additional cost of the related assets. Interest is capitalized at our weighted average interest rate on long-term debt or, if applicable, the interest rate related to specific asset financings. Interest capitalization ends when the equipment or facility is ready for service or its intended use. Capitalized interest totaled $12 million, $15 million and $32 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Equity Method Investments

      We use the equity method to account for our investments in companies when we have significant influence but not control over the operations of the company. Under the equity method, we initially record our investment at cost and then adjust the carrying value of the investment to recognize our proportional share of the company’s net income (loss). In addition, dividends received from the company reduce the carrying value of our investment.

      In accordance with Securities and Exchange Commission Staff Accounting Bulletin (SAB) 51, “Accounting for Sales of Stock by a Subsidiary” (SAB 51), we record SAB 51 gains (losses) as a component of shareowners’ (deficit) equity on our Consolidated Balance Sheets (see Note 17).

Income Taxes

      We account for deferred income taxes under the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes” (SFAS 109). Under this method, we recognize deferred tax assets and liabilities based on the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by current enacted tax rates. A valuation allowance is recorded to reduce deferred tax assets when determined necessary in accordance with SFAS 109. Deferred tax assets and liabilities are recorded net as current and noncurrent deferred income taxes on our Consolidated Balance Sheets (see Note 10).

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Investments in Debt and Equity Securities

      In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115), we record our investments classified as available-for-sale securities under SFAS 115 at fair value in other noncurrent assets on our Consolidated Balance Sheets. Any changes in the fair value of these securities are recorded, net of tax, in accumulated other comprehensive income (loss), unless such changes are deemed to be other than temporary (see Note 2).

      We record our investments classified as trading securities under SFAS 115 at fair value in prepaid expenses and other on our Consolidated Balance Sheets and recognize changes in the fair value of these securities in other income (expense) on our Consolidated Statements of Operations (see Note 17).

Frequent Flyer Program

      We record an estimated liability for the incremental cost associated with providing free transportation under our SkyMiles frequent flyer program when a free travel award is earned. The liability is recorded in accounts payable, deferred credits and other accrued liabilities on our Consolidated Balance Sheets. We periodically record adjustments to this liability in other operating expenses on our Consolidated Statements of Operations based on awards earned, awards redeemed, changes in the SkyMiles program and changes in estimated incremental costs.

Deferred Gains on Sale and Leaseback Transactions

      We amortize deferred gains on the sale and leaseback of property and equipment under operating leases over the lives of these leases. The amortization of these gains is recorded as a reduction in rent expense. Gains on the sale and leaseback of property and equipment under capital leases reduce the carrying value of the related assets.

Manufacturers’ Credits

      We periodically receive credits in connection with the acquisition of aircraft and engines. These credits are deferred until the aircraft and engines are delivered, then applied on a pro rata basis as a reduction to the cost of the related equipment.

Maintenance Costs

      We record maintenance costs in operating expenses as they are incurred.

Inventories

      Inventories of expendable parts related to flight equipment are carried at moving average cost and charged to operations as consumed. An allowance for obsolescence for the cost of these parts is provided over the remaining useful life of the related fleet.

Advertising Costs

      We expense advertising costs as other selling expenses in the year incurred. Advertising expense was $135 million, $130 million and $153 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Commissions

      We record passenger commissions in prepaid expenses and other on our Consolidated Balance Sheets when the related passenger tickets are sold. Passenger commissions are recognized in operating expenses

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on our Consolidated Statements of Operations when the transportation is provided and the related revenue is recognized.

Foreign Currency Remeasurement

      We remeasure assets and liabilities denominated in foreign currencies using exchange rates in effect on the balance sheet date. Fixed assets and the related depreciation or amortization charges are recorded at the exchange rates in effect on the date we acquired the assets. Revenues and expenses denominated in foreign currencies are remeasured using average exchange rates for each of the periods presented. We recognize the resulting foreign exchange gains (losses) as a component of miscellaneous income (expense) on our Consolidated Statements of Operations. These gains (losses) are immaterial for all periods presented.

Stock-Based Compensation

      We account for our stock-based compensation plans under the intrinsic value method in accordance with Accounting Principles Bulletin (APB) Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations (see Note 12 for additional information related to our stock-based compensation plans). No stock option compensation expense is recognized in our Consolidated Statements of Operations because all stock options granted had an exercise price equal to the fair value of the underlying common stock on the grant date.

      The estimated fair values of stock options granted during the years ended December 31, 2003, 2002 and 2001 were derived using the Black-Scholes model. The following table includes the assumptions used in estimating fair values and the resulting weighted average fair value of a stock option granted in the periods presented:

	Stock Options Granted

Assumption	2003	2002	2001

Risk-free interest rate	2.2%	4.4%	5.8%
Average expected life of stock options (in years)	2.9	6.7	7.5
Expected volatility of common stock	66.4%	38.9%	26.9%
Expected annual dividends on common stock	$—	$0.10	$0.10
Weighted average fair value of a stock option granted	$5	$9	$20

      The following table shows what our net loss and loss per share would have been for the years ended December 31, 2003, 2002 and 2001 had we accounted for our stock-based compensation plans under the

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fair value method of SFAS 123, “Accounting for Stock-Based Compensation” (SFAS 123), as amended by SFAS 148, using the assumptions in the table above:

	2003	2002	2001

	(In millions, except
	per share data)
Net loss:
As reported	$(773)	$(1,272)	$(1,216)
Deduct: total stock option compensation expense determined under the fair value based method, net of tax	(33)	(47)	(30)

As adjusted for the fair value method under SFAS 123	$(806)	$(1,319)	$(1,246)

Basic and diluted loss per share:
As reported	$(6.40)	$(10.44)	$(9.99)
As adjusted for the fair value method under SFAS 123	$(6.66)	$(10.82)	$(10.23)

Fair Value of Financial Instruments

      We record our cash equivalents and short-term investments at cost, which we believe approximates their fair values. The estimated fair values of other financial instruments, including debt and derivative instruments, have been determined using available market information and valuation methodologies, primarily discounted cash flow analyses and the Black-Scholes model.

Note 2.	Marketable and Other Equity Securities

priceline.com Incorporated (priceline)

      We are party to an agreement with priceline under which we (1) provide ticket inventory that may be sold through priceline’s Internet-based e-commerce system and (2) received certain equity interests in priceline. We are required to provide priceline access to unpublished fares.

2001

      At January 1, 2001, our equity interests in priceline included (1) a warrant, as amended, which is exercisable until November 17, 2004, to purchase up to 4.7 million shares of priceline common stock for $4.72 per share (1999 Warrant) and (2) six million shares of priceline Series A Convertible Preferred Stock (Series A Preferred Stock). We recognized $61 million in income ratably from November 1999 through November 2002 related to the original 1999 Warrant.

      On February 6, 2001, we and priceline agreed to restructure our investment in priceline. We exchanged our six million shares of Series A Preferred Stock for (1) 80,000 shares of priceline Series B Redeemable Preferred Stock (Series B Preferred Stock) and (2) a warrant to purchase up to 26.9 million shares of priceline common stock for $2.97 per share (2001 Warrant).

      The Series B Preferred Stock (1) bears an annual per share dividend of approximately 36 shares of priceline common stock; (2) has a liquidation preference of $1,000 per share plus any dividends accrued or accumulated but not yet paid (Liquidation Preference); (3) is subject to mandatory redemption on February 6, 2007, at a price per share equal to the Liquidation Preference; and (4) is subject to redemption in whole, at the option of us or priceline, if priceline completes any of certain business combination transactions (Optional Redemption).

      We may exercise the 2001 Warrant, in whole or in part, at any time prior to the close of business on February 6, 2007, unless all of the shares of Series B Preferred Stock owned by us are redeemed in an

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Optional Redemption, in which case we may not exercise the 2001 Warrant after the date of the Optional Redemption. The exercise price may be paid by us only by the surrender of shares of Series B Preferred Stock, valued at $1,000 per share.

      The 2001 Warrant also provides that it will automatically be deemed exercised if the closing sales price of priceline common stock exceeds $8.91 for 20 consecutive trading days. In that event, our rights in the shares of Series B Preferred Stock necessary to pay the exercise price of the 2001 Warrant would automatically be converted into the right to receive shares of priceline common stock pursuant to the 2001 Warrant.

      Based on an independent third-party appraisal, at February 6, 2001, the fair value of (1) the Series B Preferred Stock was estimated to be $80 million and (2) the 2001 Warrant was estimated to be $46 million. The total fair value of these securities equaled the carrying amount of the Series A Preferred Stock, including its conversion feature and accumulated dividends on the date the Series A Preferred Stock was exchanged for the Series B Preferred Stock and the 2001 Warrant. Accordingly, we did not recognize a gain or loss on this transaction.

      During 2001, we (1) exercised the 2001 Warrant in part to purchase 18.4 million shares of priceline common stock, paying the exercise price by surrendering to priceline 54,656 shares of Series B Preferred Stock; (2) sold 18.7 million shares of priceline common stock; and (3) received 986,491 shares of priceline common stock as a dividend on the Series B Preferred Stock. In our 2001 Consolidated Statement of Operations, we recognized (1) other income of $9 million, pretax, from the dividend and (2) a pretax gain of $4 million from the exercise of the 2001 Warrant and the sale of priceline common stock.

2002

      During 2002, we (1) exercised the 2001 Warrant in part to purchase 4.0 million shares of priceline common stock, paying the exercise price by surrendering to priceline 11,875 shares of Series B Preferred Stock; (2) sold 3.9 million shares of priceline common stock; and (3) received 695,749 shares of priceline common stock as dividends on the Series B Preferred Stock. In our 2002 Consolidated Statement of Operations, we recognized (1) a pretax loss of $3 million from the exercise of the 2001 Warrant and the sale of priceline common stock and (2) other income of $2 million, pretax, from the dividends.

2003

      On June 16, 2003, priceline effected a 1-for-6 reverse common stock split. As a result of the stock split:

•	The 1999 Warrant, as amended, was adjusted to (1) reduce from 4.7 million to approximately 779,000 the maximum number of shares we may purchase by exercising that warrant and (2) increase from $4.72 to $28.31 the per share purchase price of those shares.

•	The 2001 Warrant was adjusted to (1) reduce from 4.5 million to approximately 756,000 the maximum number of remaining shares we may purchase by exercising that warrant; (2) increase from $2.97 to $17.81 the per share purchase price of those shares; and (3) increase from $8.91 to $53.46 the closing sales price which priceline common stock must exceed for 20 consecutive days for the 2001 Warrant to automatically be deemed exercised.

•	The Series B Preferred Stock was adjusted to reduce its annual per share dividend from approximately 36 shares to six shares of priceline common stock.

      The reverse stock split did not impact the carrying value of our equity interests in priceline.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During 2003, as adjusted for priceline’s 1-for-6 reverse common stock split, we (1) sold 423,640 shares of priceline common stock and (2) received 80,480 shares of priceline common stock. In our 2003 Consolidated Statements of Operations, we recognized (1) a pretax gain of $5 million from the sale of priceline common stock; (2) other income of $1 million, pretax, from the dividends; and (3) an $8 million writedown related to our priceline common stock due to an other than temporary decline in the fair value of that stock.

      The following table represents our equity interests in priceline and their respective carrying values at December 31, 2003 and 2002, as adjusted for the 1-for-6 reverse common stock split discussed above:

	Number of		Carrying
	Shares(2)		Values

	2003	2002	2003	2002

		(In millions)(1)
Series B Preferred Stock	13,469	13,469	$13	$13
2001 Warrant	0.8	0.8	7	3
1999 Warrant	0.8	0.8	3	—
priceline common stock	—	0.3	—	3

(1)	Except shares of Series B Preferred Stock.

(2)	We have certain registration rights relating to shares of priceline common stock we acquire from the exercise of the 1999 Warrant or the 2001 Warrant, or receive as dividends on the Series B Preferred Stock.

     The Series B Preferred Stock and priceline common stock are classified as available-for-sale securities under SFAS 115 and are recorded in other noncurrent assets on our Consolidated Balance Sheets. We did not own any shares of priceline common stock at December 31, 2003. The Series B Preferred Stock is recorded at face value, which we believe approximates fair value. The 1999 and 2001 Warrants are recorded at fair value in other noncurrent assets on our Consolidated Balance Sheets and any changes in fair value are recorded in other income (expense) on our Consolidated Statements of Operations in accordance with SFAS 133. See Note 1 for information about our accounting policy for investments in debt and equity securities.

Republic Airways Holdings, Inc. (Republic)

      On June 7, 2002, we entered into a contract carrier agreement with Chautauqua Airlines, Inc. (Chautauqua), a regional air carrier that is a subsidiary of Republic (see Note 9). In conjunction with this agreement, we received from Republic (1) a warrant to purchase up to 1.5 million shares of Republic common stock for $12.50 per share (2002 Warrant); (2) a warrant to purchase up to 1.5 million shares of Republic common stock at a price per share equal to 95% of the public offering price per share in Republic’s initial public offering (IPO) of common stock (IPO Warrant); (3) the right to purchase up to 5% of the shares of common stock that Republic offers for sale in its IPO at a price per share equal to the IPO price; and (4) the right to receive a warrant to purchase up to an additional 60,000 shares of Republic common stock for each additional aircraft Chautauqua operates for us above the 22 aircraft under the original contract carrier agreement.

      The 2002 Warrant is exercisable in whole or in part at any time until June 7, 2012. The fair value of the 2002 Warrant on the date received was $11 million, and is being recognized on a straight-line basis over a five-year period in our Consolidated Statement of Operations.

      The IPO Warrant is exercisable in whole or in part at any time (1) beginning on the closing date of Republic’s IPO of common stock and (2) subject to earlier cancellation if the contract carrier agreement

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is terminated in certain circumstances, ending on the tenth anniversary of that closing date. We will record the fair value of the IPO Warrant on the closing date of Republic’s IPO of common stock.

      In February and October 2003, we amended our contract carrier agreement with Chautauqua to increase from 22 to 34, and then from 34 to 39, respectively, the number of aircraft Chautauqua will operate for us by the end of 2004 under that agreement. As a result of these amendments, we received two new warrants, as follows (2003 Warrants):

•	A warrant to purchase up to 720,000 shares of Republic common stock for (1) $12.50 per share, if the warrant is exercised prior to the completion of Republic’s IPO of common stock or (2) the price per share at which Republic common stock is sold in the IPO, if the warrant is exercised in connection with or after the IPO; and

•	A warrant to purchase up to 300,000 shares of Republic common stock for (1) $18.00 per share, if the warrant is exercised prior to the completion of Republic’s IPO or (2) 95% of the price per share at which Republic common stock is sold in the IPO, if the warrant is exercised in connection with or after the IPO.

      The 2003 Warrants are exercisable in whole or in part at any time until ten years from their date of issue. The fair values of the 2003 Warrants on the dates received were not material.

      The carrying value of the 2002 and 2003 Warrants was $18 million at December 31, 2003. The carrying value of the 2002 Warrant was $10 million at December 31, 2002. The 2002 and 2003 Warrants are accounted for in the same manner as the priceline warrants described above and are included in other noncurrent assets on our Consolidated Balance Sheets. The 2002 Warrant, the IPO Warrant, the 2003 Warrants and the shares of Republic common stock underlying these securities are not registered under the Securities Act of 1933; however, we have certain demand and piggyback registration rights relating to the underlying shares of Republic common stock.

Other

      During 2001, we sold our equity interests in SkyWest, Inc., the parent company of SkyWest Airlines, Inc. (SkyWest), and Equant, N.V., an international data services company. We recognized pretax gains of $111 million and $11 million, respectively, on these transactions. These gains are recorded in our 2001 Consolidated Statement of Operations in gain (loss) from sale of investments, net.

Note 3.	Risk Management

Aircraft Fuel Price Risk

      Our results of operations can be significantly impacted by changes in the price of aircraft fuel. To manage this risk, we periodically purchase options and other similar derivative instruments and enter into forward contracts for the purchase of fuel. These contracts may have maturities of up to 36 months. We may hedge up to 80% of our expected fuel requirements on a 12-month rolling basis. See Note 4 for additional information about our fuel hedge contracts. We do not enter into fuel hedge contracts for speculative purposes.

Interest Rate Risk

      Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations, cash portfolio, and pension, postemployment and postretirement benefits. Market risk associated with our long-term debt relates to the potential change in fair value resulting from a change in interest rates as well as the potential increase in interest we would pay on variable rate debt. At December 31, 2003 and 2002, approximately 34% and 26%, respectively, of our total debt was variable rate

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

debt. Market risk associated with our cash portfolio relates to the potential change in our earnings resulting from a decrease in interest rates. Pension, postemployment and postretirement benefits risk relates to the potential changes in our benefit obligations, funding and expenses from a change in interest rates (see Note 11).

      From time to time, we may enter into interest rate swap agreements, provided that the notional amount of these transactions does not exceed 50% of our long-term debt. See Note 4 for additional information about our interest rate swap agreements. We do not enter into interest rate swap agreements for speculative purposes.

Foreign Currency Exchange Risk

      We are subject to foreign currency exchange risk because we have revenues and expenses denominated in foreign currencies, primarily the euro, the British pound and the Canadian dollar. To manage exchange rate risk, we attempt to execute both our international revenue and expense transactions in the same foreign currency, to the extent practicable. From time to time, we may also enter into foreign currency options and forward contracts with maturities of up to 12 months. We did not have any foreign currency hedge contracts at December 31, 2003 or 2002. We do not enter into foreign currency hedge contracts for speculative purposes.

Credit Risk

      To manage credit risk associated with our aircraft fuel price, interest rate and foreign currency exchange risk management programs, we select counterparties based on their credit ratings and limit our exposure to any one counterparty under defined guidelines. We also monitor the market position of these programs and our relative market position with each counterparty. The credit exposure related to these programs was not significant at December 31, 2003 and 2002.

      Our accounts receivable are generated largely from the sale of passenger airline tickets and cargo transportation services. The majority of these sales are processed through major credit card companies, resulting in accounts receivable which are generally short-term in duration. We also have receivables from the sale of mileage credits to partners, such as credit card companies, hotels and car rental agencies, that participate in our SkyMiles program. We believe that the credit risk associated with these receivables is minimal and that the allowance for uncollectible accounts that we have provided is appropriate.

Self-Insurance Risk

      We self-insure a portion of our losses from claims related to workers’ compensation, environmental issues, property damage, medical insurance for employees and general liability. Losses are accrued based on an estimate of the ultimate aggregate liability for claims incurred, using independent actuarial reviews based on standard industry practices and our actual experience. A portion of our projected workers’ compensation liability is secured with restricted cash collateral (see Note 1).

Note 4.	Derivative Instruments

      On July 1, 2000, we adopted SFAS 133, as amended, which requires us to record all derivative instruments on our Consolidated Balance Sheets at fair value and to recognize certain changes in these fair values in our Consolidated Statements of Operations. SFAS 133 impacts the accounting for our fuel hedging program, our interest rate hedging program and our holdings of equity warrants and other similar rights in certain companies.

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The impact of SFAS 133 on our Consolidated Statements of Operations is summarized as follows:

	Income (Expense)

	For the Years Ended
	December 31,

	2003	2002	2001

	(In millions)
Change in time value of fuel hedge contracts	(75)	(23)	(1)
Ineffective portion of fuel hedge contracts	58	13	(3)
Fair value adjustment of equity rights	8	(29)	72

Fair value adjustments of SFAS 133 derivatives, pretax	(9)	(39)	68

Total, net of tax	$(6)	$(25)	$41

Fuel Hedging Program

      Because there is not a readily available market for derivatives in aircraft fuel, we use heating and crude oil derivative contracts to manage our exposure to changes in aircraft fuel prices. Changes in the fair value of these contracts (fuel hedge contracts) are highly effective at offsetting changes in aircraft fuel prices.

      At December 31, 2003, our fuel hedge contracts had a fair value of $97 million, which was recorded in prepaid expenses and other, with unrealized effective gains of $34 million, net of tax, recorded in accumulated other comprehensive loss on our Consolidated Balance Sheet. At December 31, 2002, our fuel hedge contracts had a fair value of $73 million, $68 million of which was recorded in prepaid expenses and other and $5 million of which was recorded in noncurrent assets, with unrealized effective gains of $29 million, net of tax, recorded in accumulated other comprehensive loss on our Consolidated Balance Sheet. See Note 1 for information about our accounting policy for fuel hedge contracts. See Note 22 for information regarding the early settlement of our fuel hedge contracts.

Interest Rate Hedging Program

      To manage our interest rate exposure, in July 2002, we entered into two interest rate swap agreements relating to our (1) $300 million principal amount of unsecured Series C Medium-Term Notes due March 15, 2004, which pay interest at a fixed rate of 6.65% per year and (2) $500 million principal amount of unsecured Notes due December 15, 2005, which pay interest at a fixed rate of 7.70% per year. Under the first interest rate swap agreement, we paid the London Interbank Offered Rate (LIBOR) plus a margin per year in exchange for the right to receive 6.65% per year on a notional amount of $300 million until March 15, 2004. Under the second agreement, we paid LIBOR plus a margin per year in exchange for the right to receive 7.70% per year on a notional amount of $500 million until December 15, 2005.

      On May 9, 2003, we settled these interest rate swap agreements prior to their expiration. As a result, we received $27 million, including $7 million previously recognized as adjustments to interest expense under the terms of the swap agreements. These swaps were accounted for as fair value hedges of debt in accordance with SFAS 133. At the date of settlement, the fair value adjustments to the previously underlying debt related to the interest rate swaps totaled $20 million. These adjustments are being recognized in accordance with SFAS 133 as an adjustment to interest expense over the remaining term of the previously underlying debt. A portion of these fair value adjustments were recognized as a part of the gain on extinguishment of a portion of the previously hedged debt (see Note 6).

      At December 31, 2002, our interest rate swap agreements had a fair value of $21 million, which was recorded in other noncurrent assets on our Consolidated Balance Sheet. In accordance with fair value

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

hedge accounting, the carrying value of our long-term debt at December 31, 2003 and 2002 included $8 million and $21 million, respectively, of fair value adjustments. See Note 1 for information about our accounting policy for interest rate swap agreements.

Equity Warrants and Other Similar Rights

      We own equity warrants and other similar rights in certain companies, primarily priceline and Republic. The total fair value of these rights was $30 million and $14 million at December 31, 2003 and 2002, respectively. See Notes 1 and 2 for information about our accounting policy for and ownership of these rights, respectively.

Note 5.	Goodwill and Intangible Assets

      On January 1, 2002, we adopted SFAS 142, which requires that we discontinue the amortization of goodwill and other intangible assets with indefinite useful lives. Accordingly, we now apply a fair value-based impairment test to the net book value of goodwill and indefinite-lived intangible assets. See Note 1 for information about our accounting policy for the impairment tests of goodwill and other intangible assets.

      The adoption of SFAS 142 decreased our operating expenses on our Consolidated Statements of Operations by approximately $60 million, net of tax, for each of the years ended December 31, 2003 and 2002, due to the discontinuance of amortization of goodwill and indefinite-lived intangible assets. During the June 2002 quarter, we completed our transitional goodwill impairment test, which indicated no impairment at the date of adoption of SFAS 142.

      The following table reconciles our reported net loss and loss per share to adjusted net loss and loss per share as if the non-amortization provisions of SFAS 142 had been applied to the year ended December 31, 2001:

	For the Years Ended December 31,

	2003	2002	2001

	(In millions, except
	per share data)
Net loss	$(773)	$(1,272)	$(1,216)
Add back: goodwill and international route amortization, net of tax	—	—	60

Adjusted net loss	$(773)	$(1,272)	$(1,156)

Basic and diluted earnings per share:
Net loss	$(6.40)	$(10.44)	$(9.99)
Add back: goodwill and international route amortization, net of tax	—	—	0.49

Adjusted net loss	$(6.40)	$(10.44)	$(9.50)

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During the March 2002 quarter, we completed the required initial test of potential impairment of indefinite-lived intangible assets, other than goodwill; that test indicated no impairment at the date of adoption of SFAS 142. The following table presents information about our intangible assets, other than goodwill, at December 31, 2003 and 2002:

	2003		2002

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

	(In millions)
Definite-lived intangible assets:
Leasehold and operating rights	$125	$(92)	$125	$(86)
Other	3	(2)	3	(1)

Total	$128	$(94)	$128	$(87)

	Net Carrying	Net Carrying
	Amount	Amount

	(In millions)
Indefinite-lived intangible assets:
International routes	$60	$60
Other	1	1

Total	$61	$61

      At December 31, 2003, we performed the required annual impairment test of our goodwill and indefinite-lived intangible assets; that test indicated no impairment.

Note 6.	Debt

      The following table summarizes our debt at December 31, 2003 and 2002:

	2003	2002

	(Dollars in millions)
Secured(1)
Series 2000-1 Enhanced Equipment Trust Certificates
7.38% Class A-1 due in installments from 2004 to May 18, 2010	$241	$274
7.57% Class A-2 due November 18, 2010	738	738
7.92% Class B due November 18, 2010	182	182
7.78% Class C due November 18, 2005	239	239
9.11% Class D due November 18, 2005	176	176

	1,576	1,609

Series 2001-1 Enhanced Equipment Trust Certificates
6.62% Class A-1 due in installments from 2004 to March 18, 2011	225	262
7.11% Class A-2 due September 18, 2011	571	571
7.71% Class B due September 18, 2011	207	207
7.30% Class C due September 18, 2006	170	170
6.95% Class D due September 18, 2006	150	150

	1,323	1,360

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003	2002

	(Dollars in millions)
Series 2001-2 Enhanced Equipment Trust Certificates
2.92% Class A due in installments from 2004 to December 18, 2011(2)	396	423
4.12% Class B due in installments from 2004 to December 18, 2011(2)	227	254
5.47% Class C due in installments from 2005 to December 18, 2011(2)	80	80

	703	757

Series 2002-1 Enhanced Equipment Trust Certificates
6.72% Class G-1 due in installments from 2004 to January 2, 2023	554	587
6.42% Class G-2 due July 2, 2012	370	370
7.78% Class C due in installments from 2004 to January 2, 2012	156	169

	1,080	1,126

Series 2003-1 Enhanced Equipment Trust Certificates
1.97% Class G due in installments from 2004 to January 25, 2008(2)	374	—

	374	—

General Electric Capital Corporation (GECC)(3)
5.65% Notes due in installments from 2004 to April 15, 2010(2)(4)	127	—
5.65% Notes due in installments from 2004 to April 15, 2010(2)(5)	114	—
5.65% Notes due in installments from 2004 to April 15, 2010(2)(6)	91	—

	332	—

1.11% to 15.46% Other secured financings due in installments from 2004 to May 9, 2021(2)(7)	2,534	1,555

Total secured debt	7,922	6,407

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003	2002

	(Dollars in millions)
Unsecured
Massachusetts Port Authority Special Facilities Revenue Bonds
5.0-5.5% Series 2001A due in installments from 2012 to 2027	338	338
1.2% Series 2001B due in installments from 2027 to January 1, 2031(2)	80	80
1.2% Series 2001C due in installments from 2027 to January 1, 2031(2)	80	80
8.10% Series C Guaranteed Serial ESOP Notes, due in installments from 2003 to 2009	18	92
6.65% Series C Medium-Term Notes, due March 15, 2004	236	300
7.7% Notes due December 15, 2005	302	500
7.9% Notes due December 15, 2009	499	499
9.75% Debentures due May 15, 2021	106	106
Development Authority of Clayton County, loan agreement,
1.1% Series 2000A due June 1, 2029(2)	65	65
1.2% Series 2000B due May 1, 2035(2)	110	116
1.3% Series 2000C due May 1, 2035(2)	120	120
8.3% Notes due December 15, 2029	925	925
8.125% Notes due July 1, 2039(8)	538	538
10.0% Senior Notes due August 15, 2008	248	—
8.0% Convertible Senior Notes due June 3, 2023	350	—
3.01% to 10.375% Other unsecured debt due in installments from 2004 to 2033	587	607
Less: unamortized discounts, net	(62)	(33)

Total unsecured debt	4,540	4,333

Total debt	12,462	10,740

Less: current maturities	1,002	666

Total long-term debt	$11,460	$10,074

(1)	Our secured debt is collateralized by first mortgage liens on a total of 320 aircraft (71 B-737-800, 41 B-757-200, two B-767-300, 38 B-767-300ER, 21 B-767-400, eight B-777-200, and 139 CRJ-100/200/700) delivered new to us from March 1992 through December 2003. In addition, certain debt is secured by 96 spare mainline aircraft engines (Engine Collateral), which constitute substantially all the spare mainline aircraft engines currently owned by us, and by a substantial portion of the mainline aircraft spare parts owned by us (Spare Parts Collateral). These aircraft, engines and spare parts had an aggregate net book value of approximately $10.6 billion at December 31, 2003.

(2)	Our variable interest rate long-term debt is shown using interest rates which represent LIBOR or Commercial Paper plus a specified margin, as provided for in the related agreements. The rates shown were in effect at December 31, 2003.

(3)	In connection with these financings, GECC issued irrevocable, direct-pay letters of credit, which totaled $404 million at December 31, 2003, to back our obligations with respect to $397 million principal amount of tax exempt municipal bonds. We are required to reimburse GECC for drawings under the letters of credit. Our reimbursement obligation is secured by nine B-767-400 and three B-777-200 aircraft (LOC Aircraft Collateral) and the Engine Collateral. See “Letter of Credit Enhanced Municipal Bonds” in this Note for additional information on this subject. In addition to our obligations described in Notes 3-6 of this table, the Engine Collateral also secures, on a subordinated basis, certain of our other existing debt and aircraft lease obligations to General Electric Company and its affiliates up to a maximum amount of $230 million. The outstanding amount of these obligations is substantially in excess of $230 million.

(4)	This debt is secured by the Engine Collateral and the LOC Aircraft Collateral. It is not repayable at our election prior to maturity.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5)	This debt is secured by five B-767-400 aircraft (Other Aircraft Collateral), the Engine Collateral and the Spare Parts Collateral. It is repayable at our election at any time, subject to certain prepayment fees if repayment occurs before April 2005.

(6)	This debt is secured by the Other Aircraft Collateral, the Engine Collateral and the Spare Parts Collateral. It is repayable at our election at any time, subject to certain prepayment fees if repayment occurs before April 2005.

(7)	The 15.46% interest rate applies to $86 million of debt due in installments through June 2011. The maximum interest rate on the remaining secured debt is 6.23%; the majority of this debt is related to aircraft financings for Comair and ASA.

(8)	The 8.125% Notes due 2039 are redeemable by us, in whole or in part, at par on or after July 1, 2004.

     The fair value of our total secured and unsecured debt was $11.9 billion and $9.5 billion at December 31, 2003 and 2002, respectively.

Future Maturities

      The following table summarizes the scheduled maturities of our debt, including current maturities, at December 31, 2003, as adjusted for certain refinancings of regional jet aircraft subsequent to December 31, 2003 (see Note 22):

Principal
Years Ending December 31,	Amount

(In millions)
2004	$1,002
2005	1,164
2006	781
2007	463
2008	1,272
After 2008	7,780

Total	$12,462

      We have available to us long-term, secured financing commitments from a third party that we may elect to use for a substantial portion of the regional jet aircraft delivered to ASA and Comair through 2004. Borrowings under these commitments would bear interest at a rate determined by reference to ten-year U.S. Treasury Notes plus a margin, and would have various repayment dates. Our election to use these commitments would result in the refinancing of approximately $300 million of our 2004 maturities included in the table above. Other than these commitments, we do not have any undrawn lines of credit.

Boston Airport Terminal Project

      During 2001, we entered into lease and financing agreements with the Massachusetts Port Authority (Massport) for the redevelopment and expansion of Terminal A at Boston’s Logan International Airport. The completion of this project will enable us to consolidate all of our domestic operations at that airport into one location. Construction began in the June 2002 quarter and is expected to be completed during 2005. Project costs will be funded with $498 million in proceeds from Special Facilities Revenue Bonds issued by Massport on August 16, 2001. We agreed to pay the debt service on the bonds under a long-term lease agreement with Massport and issued a guarantee to the bond trustee covering the payment of the debt service on the bonds. For additional information about these bonds, see the debt table above. Because we have issued a guarantee of the debt service on the bonds, we have included the bonds, as well as the related bond proceeds, on our Consolidated Balance Sheets. The bonds are reflected in noncurrent liabilities and the related remaining proceeds, which are held in trust, are reflected as restricted investments in other assets on our Consolidated Balance Sheets.

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Letter Of Credit Enhanced Municipal Bonds

      At December 31, 2003, there were outstanding $397 million aggregate principal amount of tax-exempt municipal bonds (Bonds) enhanced by letters of credit, including:

•	$295 million principal amount of bonds issued by the Development Authority of Clayton County (Clayton Authority) to refinance the construction cost of certain facilities leased to us at Hartsfield-Jackson Atlanta International Airport. We pay debt service on these bonds pursuant to loan agreements between us and the Clayton Authority; and

•	$102 million principal amount of bonds issued by other municipalities to refinance the construction cost of certain facilities leased to us at Cincinnati/ Northern Kentucky International Airport, Salt Lake City International Airport and Tampa International Airport. We pay debt service on these bonds pursuant to long-term lease agreements (see Note 7).

      The Bonds (1) have scheduled maturities between 2029 and 2035; (2) currently bear interest at a variable rate that is determined weekly; and (3) may be tendered for purchase by their holders on seven days’ notice. Tendered Bonds are remarketed at prevailing interest rates.

      Principal and interest on the Bonds are currently paid through drawings on irrevocable, direct-pay letters of credit totaling $404 million issued by GECC. In addition, the purchase price of tendered Bonds that cannot be remarketed are paid by drawings on these letters of credit. The GECC letters of credit, which replaced similar letters of credit issued by a third party, expire on May 20, 2008.

      Pursuant to an agreement between us and GECC (Reimbursement Agreement), we are required to reimburse GECC for drawings on the letters of credit. Our reimbursement obligation to GECC is secured by nine B-767-400 and three B-777-200 aircraft (LOC Aircraft Collateral) and 96 spare mainline engines owned by us. This collateral also secures other obligations we have to GECC, as discussed in the table above.

      If a drawing under a letter of credit is made to pay the purchase price of Bonds tendered for purchase and not remarketed, our resulting reimbursement obligation to GECC will bear interest at a base rate or three-month LIBOR plus a margin. The principal amount of the reimbursement obligation will be repaid quarterly through May 20, 2008.

      GECC has the right to cause a mandatory tender for purchase of all Bonds and terminate the letters of credit if an event of default occurs or if a minimum collateral value test (Collateral Value Test) is not satisfied on May 19, 2006. We will not satisfy the Collateral Value Test if (1) the appraised market value of the LOC Aircraft Collateral on March 20, 2006 is less than two times the aggregate amount of the outstanding letters of credit plus any other amounts payable by us under the Reimbursement Agreement (Aggregate Obligations) and (2) within 60 days thereafter, we have not either provided additional collateral to GECC in the form of cash or aircraft or caused a reduction in the Aggregate Obligations such that the Collateral Value Test is satisfied.

      Unless the GECC letters of credit are extended in a timely manner, we will be required to purchase the Bonds on May 15, 2008, five days prior to the expiration of the letters of credit. In this circumstance, we could seek, but there is no assurance that we would be able, to (1) sell the Bonds without credit enhancement at then-prevailing fixed interest rates or (2) replace the expiring letters of credit with new letters of credit from an alternate credit provider and remarket the Bonds.

      We may terminate the GECC letters of credit, and repay any outstanding obligations under the Reimbursement Agreement, at our election prior to maturity, subject to certain prepayment fees if such action occurs before May 20, 2005.

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Convertible Senior Notes (8.00% Notes)

      In June 2003, we issued $350 million principal amount of 8.00% Notes due 2023. Holders may convert their 8.00% Notes into shares of our common stock at a conversion rate of 35.7143 shares of common stock per $1,000 principal amount of 8.00% Notes, subject to adjustment in certain circumstances, which is equivalent to a conversion price of approximately $28.00 per share of common stock, if:

•	during any calendar quarter after June 30, 2003, the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price per share of our common stock;

•	the trading price of the 8.00% Notes falls below a specified threshold;

•	we call the 8.00% Notes for redemption; or

•	specified corporate transactions occur.

      We may redeem all or some of the 8.00% Notes for cash at any time after June 5, 2008, at a redemption price equal to the principal amount of the 8.00% Notes to be redeemed plus any accrued and unpaid interest.

      Holders may require us to repurchase their 8.00% Notes for cash on June 3, 2008, 2013 and 2018, or in other specified circumstances involving the exchange, conversion or acquisition of all or substantially all of our common stock, at a purchase price equal to the principal amount of the 8.00% Notes to be purchased plus any accrued and unpaid interest. At December 31, 2003, 12,500,005 shares of common stock were reserved for issuance for the conversion of the 8.00% Notes.

ESOP Notes

      We guarantee the ESOP Notes issued by the Delta Family-Care Savings Plan. During 2002, we terminated the letter of credit used to make required payments of principal, interest and make-whole premium on the ESOP Notes. As a result of this action, each holder of ESOP Notes had two opportunities to require us to purchase their ESOP Notes. During 2002, we purchased ESOP Notes for $215 million, covering $169 million principal amount of ESOP Notes, $4 million of accrued interest and $42 million of make-whole premium. During 2003, we purchased additional ESOP Notes for $91 million, covering $72 million principal amount of ESOP Notes, $4 million of accrued interest and $15 million of make-whole premium. As of December 31, 2003, $18 million principal amount of ESOP Notes was held by third parties.

      We recognized losses of $15 million and $42 million for the years ended December 31, 2003 and 2002, respectively, for the make-whole premiums related to these extinguishments of debt. These losses were recorded in other income (expense) on our Consolidated Statements of Operations.

Debt Exchange Offer

      In September 2003, we completed a debt exchange offer relating to $300 million principal amount of our 6.65% Series C Medium-Term Notes due 2004 (2004 Notes), and $500 million principal amount of our 7.70% Senior Notes due 2005 (2005 Notes). Under the exchange offer, qualified institutional buyers could elect to exchange (1) for each $1,000 principal amount of 2004 Notes tendered, $650 cash and $409.50 principal amount of new 10% Senior Notes due August 15, 2008 (2008 Notes), and (2) for each $1,000 principal amount of 2005 Notes tendered, $1,120 principal amount of new 2008 Notes.

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Eligible holders elected to exchange $64 million principal amount of the 2004 Notes and $198 million principal amount of the 2005 Notes. We paid a total of $47 million in cash (including $5 million in accrued interest) and issued an aggregate of $248 million principal amount of 2008 Notes.

      The exchange offer qualified as a debt extinguishment and, accordingly, we recorded the issuance of the 2008 Notes at a fair value of $211 million, which reflects a $37 million original issue discount. This discount will be amortized to interest expense through August 15, 2008. Of the $47 million payment, we recorded $42 million as a payment on long-term debt and capital lease obligations and $5 million as a change in certain assets and liabilities, net on our 2003 Consolidated Statement of Cash Flows. As a result of this transaction, we also recorded a $15 million gain ($9 million net of tax) on extinguishment of debt in other income (expense) on our 2003 Consolidated Statement of Operations.

Other Financing Arrangements

      On January 31, 2002, we entered into a facility to finance, on a secured basis at the time of acquisition, certain future deliveries of regional jet aircraft. At December 31, 2003, the total borrowings outstanding under this facility, as amended, were $449 million. Borrowings under this facility (1) are due between 366 days and 18 months after the date of borrowing (subject to earlier repayment if certain longer-term financing is obtained for these aircraft) and (2) bear interest at LIBOR plus a margin.

Covenants

      Our credit facilities do not contain any negative financial covenants. As discussed above, our Reimbursement Agreement with GECC includes the Collateral Value Test.

      As is customary in the airline industry, our aircraft lease and financing agreements require that we maintain certain levels of insurance coverage, including war-risk insurance. We were in compliance with these requirements at December 31, 2003 and 2002. See Note 19 for additional information on war-risk insurance currently provided by the U.S. government under the Air Transportation Safety and System Stabilization Act.

Note 7.	Lease Obligations

      We lease aircraft, airport terminal and maintenance facilities, ticket offices and other property and equipment from third parties. Rental expense for operating leases, which is recorded on a straight-line basis over the life of the lease, totaled $1.3 billion for each year ended December 31, 2003, 2002 and 2001. Amounts due under capital leases are recorded as liabilities on our Consolidated Balance Sheets. Our interest in assets acquired under capital leases is recorded as property and equipment on our Consolidated Balance Sheets. Amortization of assets recorded under capital leases is included in depreciation and amortization expense on our Consolidated Statements of Operations. Our leases do not include residual value guarantees.

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes, as of December 31, 2003, our minimum rental commitments under capital leases and noncancelable operating leases with initial or remaining terms in excess of one year:

	Capital	Operating
Years Ending December 31,	Leases	Leases

	(In millions)
2004	$29	$1,271
2005	22	1,237
2006	18	1,173
2007	15	1,112
2008	13	1,147
After 2008	32	5,914

Total minimum lease payments	129	$11,854

Less: lease payments that represent interest	32

Present value of future minimum capital lease payments	97
Less: current obligations under capital leases	19

Long-term capital lease obligations	$78

      We expect to receive approximately $130 million under noncancelable sublease agreements. This expected sublease income is not reflected as a reduction in the total minimum rental commitments under operating leases in the table above.

      At December 31, 2003, we operated 309 aircraft under operating leases and 39 aircraft under capital leases. These leases have remaining terms ranging from three months to 14 years.

      Certain municipalities have issued special facilities revenue bonds to build or improve airport and maintenance facilities leased to us. The facility lease agreements require us to make rental payments sufficient to pay principal and interest on the bonds. The above table includes $1.7 billion of operating lease rental commitments for such payments.

Note 8.	Sale of Receivables

      We were party to an agreement, as amended, under which we sold a defined pool of our accounts receivable, on a revolving basis, through a special-purpose, wholly owned subsidiary, which then sold an undivided interest in the receivables to a third party. In accordance with SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140), the subsidiary was not consolidated in our Consolidated Financial Statements. At December 31, 2002, we had a subordinated promissory note with a principal amount of $67 million from the subsidiary; this note was included in accounts receivable on our 2002 Consolidated Balance Sheet. Additionally, our investment in the subsidiary, which represented our funding of that entity, totaled $117 million at December 31, 2002, and was recorded in investments in associated companies on our Consolidated Balance Sheet.

      This agreement terminated on its scheduled expiration date of March 31, 2003. As a result, on April 2, 2003, we paid $250 million, which represented the total amount owed to the third party by the subsidiary, and subsequently collected the related receivables.

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9.	Purchase Commitments and Contingencies

Aircraft Order Commitments

      Future commitments for aircraft on firm order as of December 31, 2003 are estimated to be $4.0 billion. The following table shows the timing of these commitments:

Year Ending December 31,	Amount

(In millions)
2004	$675
2005	1,171
2006	1,285
2007	840
2008	43

Total	$4,014

      The table above includes our payments to purchase from the manufacturer 11 B-737-800 aircraft, which we have entered into a definitive agreement to sell to a third party immediately following delivery of these aircraft to us in 2005. This transaction will reduce our commitments by approximately $460 million through 2005. We also granted the third party an option to purchase up to 10 additional B-737-800 aircraft scheduled for delivery to us in 2006.

      Additionally, as of December 31, 2003, we had deferred delivery of one B-737-800 aircraft, and plan to exercise our right to defer delivery of an additional seven B-737-800 aircraft from 2005 to 2008. This transaction will defer approximately $300 million of our commitments through 2005 to later years in the table above.

Contract Carrier Agreements

      We have contract carrier agreements with three regional air carriers, Atlantic Coast Airlines (ACA), SkyWest and Chautauqua. Under these agreements, ACA, SkyWest and Chautauqua operate certain of their aircraft using our flight code; we schedule those aircraft and sell the seats on those flights; and we retain the related revenues. We pay those airlines an amount, as defined in the applicable agreement, which is based on an annual redetermination of their cost of operating those flights and other factors intended to approximate market rates for those services. Our contract carrier agreements with ACA and SkyWest expire in 2010, and our agreement with Chautauqua expires in 2012.

      The following table shows the total number of aircraft and available seat miles (ASMs) operated for us by ACA, SkyWest and Chautauqua under, and our expenses related to, the contract carrier agreements, for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001

	(In millions, except aircraft)
Number of aircraft operated, end of period(1)	123	100	72
ASMs(2)	5,121	3,513	1,562
Expenses	$784	$561	$240

(1)	The 123 aircraft operated for us at December 31, 2003 include 30 aircraft operated by ACA, 59 aircraft operated by SkyWest and 34 aircraft operated by Chautauqua. Our contract carrier agreements do not include any scheduled changes in these numbers during the remaining term of those agreements, except that the number of aircraft scheduled to be operated for us by Chautauqua increases to 39 by the end of 2004.

(2)	These amounts are unaudited.

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     During 2004, we expect to incur a total of approximately $890 million in expenses related to our contract carrier agreements with these airlines. See Note 1 for information about our accounting policy for revenues and expenses related to our contract carrier agreements.

      We may terminate the ACA and SkyWest agreements without cause at any time by giving the airlines certain advance notice. If we terminate the ACA agreement without cause, ACA has the right to (1) assign to us leased aircraft that it operates for us, provided we are able to continue the leases on the same financial terms ACA had prior to the assignment and (2) require us to purchase, at fair value, aircraft that ACA operates for us and owns at the time of the termination. If we terminate the SkyWest agreement without cause, SkyWest has the right to assign to us leased regional jet aircraft which it operates for us, provided we are able to continue the leases on the same terms SkyWest had prior to the assignment.

      We may terminate the Chautauqua agreement, as amended, without cause at any time after November 2008 by giving the airline certain advance notice. If we terminate the Chautauqua agreement without cause, Chautauqua has the right to (1) assign to us leased aircraft that it operates for us, provided we are able to continue the leases on the same terms Chautauqua had prior to the assignment and (2) require us to purchase or sublease any of the aircraft that it owns and operates for us at the time of the termination. If we are required to purchase aircraft owned by Chautauqua, the purchase price would be equal to the amount necessary to (1) reimburse Chautauqua for the equity it provided to purchase the aircraft and (2) repay in full any debt outstanding at such time that is not being assumed in connection with such purchase. If we are required to sublease aircraft owned by Chautauqua, the sublease would have (1) a rate equal to the debt payments of Chautauqua for the debt financing of the aircraft calculated as if 90% of the aircraft was debt financed by Chautauqua and (2) specified other terms and conditions.

      ACA has announced plans to begin operating in November 2004 a new low-fare airline using jet aircraft with more than 70 seats. Our collective bargaining agreement with the Air Line Pilots Association, International (ALPA) prohibits contract carrier codeshare arrangements with domestic carriers such as ACA if the contract carrier operates aircraft with more than 70 seats. As discussed above, we have the right to terminate the ACA agreement without cause, in which case ACA has the right to require us to assume the leases on leased aircraft, or purchase owned aircraft, that ACA operates for us. ACA currently operates 30 leased Fairchild Dornier FRJ-328 regional jet aircraft for us. If we are required to assume the leases on these aircraft in November 2004, we estimate that the total remaining operating lease payments would be approximately $300 million. These payments would be made over the remaining terms of the aircraft leases, which are approximately 13 years.

      We estimate that the total fair value, at December 31, 2003, of the aircraft that SkyWest or Chautauqua could assign to us or require that we purchase if we terminate without cause our contract carrier agreements with those airlines is approximately $630 million and $450 million, respectively. The actual amount that we may be required to pay in these circumstances may be materially different from these estimates.

Legal Contingencies

      We are involved in legal proceedings relating to antitrust matters, employment practices, environmental issues and other matters concerning our business. We are also a defendant in numerous lawsuits arising out of the terrorist attacks of September 11, 2001. We cannot reasonably estimate the potential loss for certain legal proceedings because, for example, the litigation is in its early stages or the plaintiff does not specify the damages being sought. Although the ultimate outcome of our legal proceedings cannot be predicted with certainty, we believe that the resolution of these actions will not have a material adverse effect on our Consolidated Financial Statements.

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Contingencies

Regional Airports Improvement Corporation (RAIC)

      We are obligated under a facilities sublease with the RAIC to pay the bond trustee rent in an amount sufficient to pay the debt service on $47 million in Facilities Sublease Revenue Bonds; these bonds were issued in 1985 to finance the construction of certain airport and terminal facilities we lease at Los Angeles International Airport. We also provide a guarantee to the bond trustee covering payment of the debt service.

General Indemnifications

      We are the lessee under many real estate leases. It is common in these commercial lease transactions for us, as the lessee, to agree to indemnify the lessor and other related third parties for tort, environmental and other liabilities that arise out of or relate to our use or occupancy of the leased premises. This type of indemnity would typically make us responsible to indemnified parties for liabilities arising out of the conduct of, among others, contractors, licensees and invitees at or in connection with the use or occupancy of the leased premises. This indemnity often extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by either their sole or gross negligence and their willful misconduct.

      Our aircraft and other equipment lease and financing agreements typically contain provisions requiring us, as the lessee or obligor, to indemnify the other parties to those agreements, including certain related parties, against virtually any liabilities that might arise from the condition, use or operation of the aircraft or such other equipment.

      We believe that our insurance would cover most of our exposure to such liabilities and related indemnities associated with the types of lease and financing agreements described above, including real estate leases.

      Certain of our aircraft and other financing transactions include provisions which require us to make payments to preserve an expected economic return to the lenders if that economic return is diminished due to certain changes in law or regulations. In certain of these financing transactions, we also bear the risk of certain changes in tax laws that would subject payments to non-U.S. lenders to withholding taxes.

      We cannot reasonably estimate our potential future payments under the indemnities and related provisions described above because we cannot predict when and under what circumstances these provisions may be triggered.

Employees Under Collective Bargaining Agreements

      At December 31, 2003, we had a total of approximately 70,600 full-time equivalent employees. Approximately 18% of these employees, including all of our pilots, are represented by labor unions. ASA is in collective bargaining negotiations with ALPA and the Association of Flight Attendants (AFA), which represent ASA’s approximately 1,450 pilots and 800 flight attendants, respectively. ASA’s collective bargaining agreements with ALPA and AFA became amendable in September 2002 and September 2003, respectively. The outcome of these collective bargaining negotiations cannot presently be determined.

      Delta’s collective bargaining agreement with ALPA becomes amendable on May 1, 2005. The agreement generally provides that no pilot on the seniority list as of July 1, 2001 may be furloughed unless the furlough is caused by a circumstance beyond our control, as defined in the agreement. Therefore, if we reduce the number of flights in our schedule for reasons other than a circumstance beyond our control, as defined in the agreement, we may be required to pay unutilized pilots their full salary and benefits. If we furlough pilots due to a circumstance beyond our control, we are only obligated to remit furlough pay and

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to provide or pay for certain other benefits for a limited period until the pilots are recalled. We have been involved in arbitration regarding whether the agreement permits furloughs in particular circumstances.

Planned Sale of Aircraft

      In conjunction with our agreement to sell 11 B-737-800 aircraft to a third party immediately after those aircraft are delivered to us by the manufacturer in 2005, we have agreed to pay the third party, for a designated period with respect to each of the 11 B-737-800 aircraft, an amount equal to the excess, if any, of a specified rate over the rate at which the third party leases the aircraft to another party. The maximum undiscounted amount we could be required to pay for all 11 aircraft totals approximately $70 million. While we cannot predict with certainty whether we will be required to make a payment under this provision, we believe that the possibility of this event is not likely due to the current and estimated future marketability of these aircraft.

Other

      We have certain contracts for goods and services that require us to pay a penalty, acquire inventory specific to us or purchase contract specific equipment, as defined by each respective contract, if we terminate the contract without cause prior to its expiration date. These obligations are contingent upon whether we terminate the contract without cause prior to its expiration date; therefore, no obligation would exist unless such a termination were to occur.

Note 10.	Income Taxes

      Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes (see Note 1 for information about our accounting policy for income taxes). The following table shows significant components of our deferred tax assets and liabilities at December 31, 2003 and 2002:

	2003	2002

	(In millions)
Deferred tax assets:
Net operating loss carryforwards	$1,908	$1,256
Additional minimum pension liability (see Note 13)	1,454	972
Postretirement benefits	917	909
Other employee benefits	571	404
AMT credit carryforward	346	349
Gains on sale and leaseback transactions, net	197	217
Rent expense	178	215
Other	465	508
Valuation allowance	(25)	(16)

Total deferred tax assets	$6,011	$4,814

Deferred tax liabilities:
Depreciation and amortization	$4,042	$3,639
Other	807	749

Total deferred tax liabilities	$4,849	$4,388

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table shows the current and noncurrent deferred tax assets, net recorded on our Consolidated Balance Sheets at December 31, 2003 and 2002:

	2003	2002

	(In millions)
Current deferred tax assets, net	$293	$251
Noncurrent deferred tax assets, net	869	175

Total deferred tax assets, net	$1,162	$426

      At December 31, 2003, we had $346 million of federal alternative minimum tax (AMT) credit carryforward, which does not expire. We also had federal and state net operating loss carryforwards of approximately $4.9 billion, pretax, at December 31, 2003, substantially all of which will not begin to expire until 2022.

      In accordance with SFAS 109, deferred tax assets should be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The future realization of our net deferred tax assets depends on the availability of sufficient future taxable income. In making this determination, we considered all available positive and negative evidence and made certain assumptions. We considered, among other things, the overall business environment; our historical earnings, including our significant pretax losses incurred during the last three years; our industry’s historically cyclical periods of earnings and losses; and our outlook for future years.

      We performed this analysis as of December 31, 2003 and determined that there was sufficient positive evidence to conclude that it is more likely than not that our net deferred tax assets will be realized. We will assess the need for a deferred tax asset valuation allowance on an ongoing basis considering factors such as those mentioned above as well as other relevant criteria. Changes in our assumptions may have a material impact on our Consolidated Financial Statements.

      Our income tax benefit for the years ended December 31, 2003, 2002 and 2001 consisted of:

	2003	2002	2001

	(In millions)
Current tax benefit	$—	$319	$—
Deferred tax benefit	411	407	644
Tax benefit of dividends on allocated Series B ESOP Convertible Preferred Stock	5	4	4

Income tax benefit	$416	$730	$648

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table presents the principal reasons for the difference between our effective income tax rate and the U.S. federal statutory income tax rate for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001

U.S. federal statutory income tax rate	(35.0)%	(35.0)%	(35.0)%
State taxes, net of federal income tax effect	(2.1)	(2.4)	(2.6)
Meals and entertainment	1.1	0.7	1.0
Amortization	—	—	1.0
Municipal bond interest	—	—	(0.1)
Increase in valuation allowance	0.8	—	0.8
Other, net	0.2	0.2	0.1

Effective income tax rate	(35.0)%	(36.5)%	(34.8)%

Note 11.	Employee Benefit Plans

      We sponsor qualified and non-qualified defined benefit pension plans, defined contribution pension plans, healthcare plans, and disability and survivorship plans for eligible employees and retirees, and their eligible family members. We reserve the right to modify or terminate these plans as to all participants and beneficiaries at any time, except as restricted by the Internal Revenue Code or the Employee Retirement Income Security Act (ERISA).

      Our qualified defined benefit pension plans meet or exceed ERISA’s minimum funding requirements as of December 31, 2003. Our non-qualified plans are funded primarily with current assets.

      We regularly evaluate ways to better manage employee benefits and control costs. Any changes to the plans or assumptions used to estimate future benefits could have a significant effect on the amount of the reported obligation and future annual expense.

Pension and Other Postretirement Benefit Plans

      We sponsor both funded and nonfunded noncontributory defined benefit pension plans that cover substantially all of our employees. The plans generally provide benefits based on years of service and final average salary. However, as announced in the December 2002 quarter and effective July 1, 2003, the existing plan for employees not covered by a collective bargaining agreement (Non-contract employees) was converted to a cash balance plan with a seven year transition period. During the transition period, eligible Non-contract employees receive the greater of the old final average salary benefit or the new cash balance benefit. Generally, the new cash balance benefit formula provides for an annual pay credit of 6% of eligible pay plus accrued interest. Participants in the plan on July 1, 2003, may be eligible for additional pay credits of 2% or 2.75%, depending on their age and service as of that date. Non-contract employees hired on or after July 1, 2003 are covered by the cash balance plan only. Effective July 1, 2010, all covered employees earn the cash balance benefit only.

      We also sponsor medical plans that provide benefits to substantially all Delta retirees and their eligible dependents. Benefits are funded from our current assets. Plan benefits are subject to copayments, deductibles and other limits as described in the plans. Non-contract employees hired on or after July 1, 2003 are not eligible for company provided postretirement medical coverage, although they may purchase coverage at full cost.

      We use a September 30 measurement date for all our benefit plans. As discussed above, during the December 2002 quarter, we announced the implementation of and migration to a cash balance pension

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

plan, as well as changes to eligibility requirements for postretirement medical coverage for Non-contract employees. As a result of these changes and the 2002 workforce reductions (see Note 15), we remeasured a portion of our benefit obligations on October 31, 2002.

      Obligations and funded status (measured at September 30):

			Other
			Postretirement
	Pension Benefits		Benefits

	2003	2002	2003	2002

	(In millions)
Benefit obligation at beginning of year	$11,682	$10,657	$2,370	$2,100
Service cost	238	282	33	30
Interest cost	768	825	161	160
Actuarial loss	1,014	798	131	234
Benefits paid, including lump sums and annuities	(1,092)	(888)	(162)	(154)
Special termination benefits	7	—	44	—
Curtailment loss (gain)	25	—	(4)	—
Plan amendments	(165)	8	(313)	—

Benefit obligation at end of year	$12,477	$11,682	$2,260	$2,370

Fair value of plan assets at beginning of period	$6,775	$8,304
Actual gain (loss) on plan assets	991	(718)
Employer contributions	144	77
Benefits paid, including lump sums and annuities	(1,092)	(888)

Fair value of plan assets at end of period	$6,818	$6,775

			Other
			Postretirement
	Pension Benefits		Benefits

	2003	2002	2003	2002

	(In millions)
Funded status	$(5,659)	$(4,907)	$(2,260)	$(2,370)
Unrecognized net actuarial loss	4,304	4,092	412	299
Unrecognized transition obligation	29	41	—	—
Unrecognized prior service cost (benefit)	122	292	(605)	(353)
Contributions made between the measurement date and year end	16	10	41	45
Special termination benefits recognized between the measurement date and year end	—	(7)	—	(44)
Settlement charge recognized between the measurement date and year end	212	—	—	—

Net amount recognized on the Consolidated Balance Sheets	$(976)	$(479)	$(2,412)	$(2,423)

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Amounts recognized in the Consolidated Balance Sheets consist of:

			Other
			Postretirement
	Pension Benefits		Benefits

	2003	2002	2003	2002

	(In millions)
Prepaid benefit cost	$202	$335	$—	$—
Accrued benefit cost	(1,179)	(816)	(2,412)	(2,423)
Intangible assets	227	333	—	—
Additional minimum liability	(4,052)	(2,889)	—	—
Accumulated other comprehensive loss	3,826	2,558	—	—

Net amount recognized	$(976)	$(479)	$(2,412)	$(2,423)

      During December 2003, we recorded a $212 million non-cash charge on our Consolidated Statement of Operations related to our pilots’ defined benefit pension plan due to a significant increase in pilot retirements. We recorded this charge in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (SFAS 88). SFAS 88 requires settlement accounting if the cost of all settlements, including lump sum retirement benefits paid, in a year exceeds the total of the service and interest cost components of pension expense for the same period.

      The special termination benefits and curtailment loss (gain) reflected in the table above relate to the workforce reduction programs offered to certain of our employees in 2002. See Note 15 for additional information about our 2002 workforce reduction programs.

      At December 31, 2003 and 2002, we recorded a non-cash charge to accumulated other comprehensive loss to recognize a portion of our additional minimum pension liability in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS 87). SFAS 87 requires that this liability be recognized at year end in an amount equal to the amount by which the accumulated benefit obligation (ABO) exceeds the fair value of the defined benefit pension plan assets. The additional minimum pension liability was recorded by recognizing an intangible asset to the extent of any unrecognized prior service cost and transition obligation, which totaled $227 million and $333 million at December 31, 2003 and 2002, respectively. The additional minimum pension liability adjustments totaling $786 million and $1.6 billion, net of tax, were recorded in accumulated other comprehensive loss on our Consolidated Balance Sheets at December 31, 2003 and 2002, respectively (see Note 13).

      The accumulated benefit obligation for all our defined benefit pension plans was $11.9 billion and $10.1 billion at September 30, 2003 and 2002, respectively. The following is information about our pension plans with an accumulated benefit obligation in excess of plan assets (measured at September 30):

	2003	2002

	(In millions)
Projected benefit obligation	$12,477	$11,682
Accumulated benefit obligation	11,863	10,145
Fair value of plan assets	6,818	6,775

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Net periodic benefit cost for the years ended December 31, 2003, 2002 and 2001, included the following components:

				Other Postretirement
	Pension Benefits			Benefits

	2003	2002	2001	2003	2002	2001

	(In millions)
Service cost	$238	$282	$246	$33	$30	$37
Interest cost	768	825	763	161	160	146
Expected return on plan assets	(753)	(984)	(1,040)	—	—	—
Amortization of prior service cost (benefit)	13	24	5	(47)	(50)	(39)
Recognized net actuarial (gain) loss	97	(8)	(51)	7	2	—
Amortization of net transition obligation	7	8	4	—	—	—
Settlement charge	219	1	—	—	—	—
Curtailment loss (gain)	47	—	—	(4)	—	—
Special termination benefits	—	7	—	—	44	—

Net periodic benefit cost	$636	$155	$(73)	$150	$186	$144

Assumptions

      We used the following actuarial assumptions to determine our benefit obligations at September 30, 2003 and 2002 and our net periodic benefit cost for the years ended December 31, 2003, 2002 and 2001, as measured at September 30:

Benefit Obligations	2003	2002

Weighted average discount rate	6.125%	6.75%
Rate of increase in future compensation levels	1.89%	2.67%
Assumed healthcare cost trend rate(1)	9.00%	10.00%

Net Periodic Benefit Cost	2003(2)	2002	2001

Weighted average discount rate — pension benefits	6.83%	7.75%	8.25%
Weighted average discount rate — other benefits	6.91%	7.75%	8.25%
Rate of increase in future compensation levels	2.47%	4.67%	5.35%
Expected long-term rate of return on plan assets	9.00%	10.00%	10.00%
Assumed healthcare cost trend rate(1)	10.00%	6.25%	7.00%

(1)	We have implemented a limit on the amount we will pay for postretirement medical benefits for employees who retire after November 1, 1993. The assumed healthcare cost trend rate is assumed to decline gradually to 5.25% by 2007 for health plan costs not subject to this limit and to zero by 2006 for health plan costs subject to the limit, and remain level thereafter.

(2)	Our 2003 assumptions reflect our October 31, 2002 remeasurement of a portion of our obligations and represent the weighted average of the September 30, 2002 and October 31, 2002 assumptions.

     The expected long-term rate of return on our plan assets was based on plan-specific asset/liability investment studies performed by outside consultants who used historical market return and volatility data with forward looking estimates based on existing financial market conditions and forecasts. Modest excess return expectations versus some market indices were incorporated into the return projections based on the actively managed structure of our investment program and its record of achieving such returns historically.

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Assumed healthcare cost trend rates have a significant effect on the amounts reported for the other postretirement benefit plans. A 1% change in the healthcare cost trend rate used in measuring the accumulated postretirement benefit obligation (APBO) for these plans at September 30, 2003, would have the following effects:

	1% Increase	1% Decrease

	(In millions)
Increase (decrease) in total service and interest cost	$3	$(3)
Increase (decrease) in the APBO	$49	$(44)

      On December 8, 2003, President Bush signed into law the Medicare Act. The impact of this law is not reflected in the tables above due to our September 30 measurement date, which was prior to the enactment of this law. In compliance with FSP 106-1, in 2004, we will make a one-time election to reflect the estimated impact of the law immediately or to defer recognition until specific authoritative guidance on accounting for the federal subsidy portion of the law is issued. In either case, when specific guidance is issued, we could be required to change previously reported financial information.

Pension Plan Assets

      The weighted-average asset allocation for our pension plans at September 30, 2003 and 2002 is as follows:

	2003	2002

U.S. equity securities	35%	34%
Non-U.S. equity securities	15%	17%
High quality bonds	17%	14%
Convertible and high yield bonds	8%	9%
Private equity	14%	14%
Real estate	11%	12%

Total	100%	100%

      The investment strategy for pension plan assets is to utilize a diversified mix of global public and private equity portfolios, public and private fixed income portfolios, and private real estate and natural resource investments to earn a long-term investment return that meets or exceeds a 9% annualized return target. The overall asset mix of the portfolio is more heavily weighted in equity-like investments, including portions of the bond portfolio which consist of convertible and high yield securities. Active management strategies are utilized throughout the program in an effort to realize investment returns in excess of market indices. Also, option and currency overlay strategies are used in an effort to generate modest amounts of additional income, and a bond duration extension program utilizing fixed income derivatives is employed in an effort to better align the market value movements of a portion of the pension plan assets to the related pension plan liabilities.

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Target investment allocations for the pension plan assets are as follows:

U.S. equity securities	27- 41%
Non-U.S. equity securities	12- 18%
High quality bonds	15- 21%
Convertible and high yield bonds	5- 11%
Private equity	15%
Real estate	10%

Cash Flows

      We expect to contribute approximately $440 million to our qualified defined benefit pension plans in 2004. Benefit payments relating to our non-qualified pension plans are expected to be approximately $60 million in 2004 and funded primarily from current assets.

      Our postretirement benefit plans are funded from current assets. We expect to make benefit payments of $161 million in relation to our postretirement benefit plans in 2004.

Benefit Payments

      Benefit payments are made from both funded benefit plan trusts and from current assets. Benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows for the years ending December 31:

		Other
	Pension	Postretirement
	Benefits	Benefits

	(In millions)
2004	$779	$161
2005	806	169
2006	841	169
2007	839	168
2008	894	155
2009-2013	4,640	590

      These estimates are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.

Defined Contribution Pension Plans

Delta Pilots Money Purchase Pension Plan (MPPP)

      We contribute 5% of covered pay to the MPPP for each eligible Delta pilot. The MPPP is related to the Delta Pilots Retirement Plan. The defined benefit pension payable to a pilot is reduced by the actuarial equivalent of the accumulated account balance in the MPPP. During the years ended December 31, 2003, 2002 and 2001, we recognized expense of $66 million, $71 million and $69 million, respectively, for this plan.

Delta Family-Care Savings Plan

      Our Savings Plan includes an employee stock ownership plan (ESOP) feature. Eligible employees may contribute a portion of their covered pay to the Savings Plan.

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Prior to July 1, 2001, we matched 50% of employee contributions with a maximum employer contribution of 2% of a participant’s covered pay for all participants. Effective July 1, 2001, the Savings Plan was amended to provide all eligible Delta pilots with an employer contribution of 3% of their covered pay to replace their former matching contribution. We make our contributions for non-pilots and pilots by allocating Series B ESOP Convertible Preferred Stock (ESOP Preferred Stock), common stock or cash to the Savings Plan. Our contributions, which are recorded as salaries and related costs in our Consolidated Statements of Operations, totaled $81 million, $85 million and $83 million for the years ended December 31, 2003, 2002 and 2001, respectively.

      When we adopted the ESOP in 1989, we sold 6,944,450 shares of ESOP Preferred Stock to the Savings Plan for $500 million. We have recorded unearned compensation equal to the value of the shares of ESOP Preferred Stock not yet allocated to participants’ accounts. We reduce the unearned compensation as shares of ESOP Preferred Stock are allocated to participants’ accounts. Dividends on unallocated shares of ESOP Preferred Stock are used for debt service on the Savings Plan’s ESOP Notes and are not considered dividends for financial reporting purposes. Dividends on allocated shares of ESOP Preferred Stock are credited to participants’ accounts and are considered dividends for financial reporting purposes. Only allocated shares of ESOP Preferred Stock are considered outstanding when we compute diluted earnings per share. At December 31, 2003, 3,817,884 shares of ESOP Preferred Stock were allocated to participants’ accounts, and 2,021,824 shares were held by the ESOP for future allocations. See Note 12 for information about changes to our ESOP Preferred Stock dividend and redemption policies.

Other Plans

      ASA, Comair and DAL Global Services, Inc., three of our wholly owned subsidiaries, sponsor defined contribution retirement plans for eligible employees. These plans did not have a material impact on our Consolidated Financial Statements in 2003, 2002 and 2001.

Postemployment Benefits

      We provide certain other welfare benefits to eligible former or inactive employees after employment but before retirement, primarily as part of the disability and survivorship plans.

      Postemployment benefit expense (income) was $131 million, $62 million and $(23) million for the years ended December 31, 2003, 2002 and 2001, respectively. We include the amount funded in excess of the liability in other noncurrent assets on our Consolidated Balance Sheets. Future period expenses will vary based on actual claims experience and the return on plan assets. Gains and losses occur because actual experience differs from assumed experience. These gains and losses are amortized over the average future service period of employees. We also amortize differences in prior service costs resulting from amendments affecting the benefits of retired and inactive employees.

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 12.	Common and Preferred Stock

Stock Option and Other Stock-Based Award Plans

      To more closely align the interests of directors, officers and other employees with the interests of our shareowners, we maintain certain plans which provide for the issuance of common stock in connection with the exercise of stock options and for other stock-based awards. Stock options awarded under these plans (1) have an exercise price equal to the fair value of the common stock on the grant date; (2) become exercisable one to five years after the grant date; and (3) expire up to 10 years after the grant date. The following table includes additional information about these plans as of December 31, 2003:

			Shares
	Total Shares	Non-Qualified	Reserved
	Authorized for	Stock Options	for Future
Plan	Issuance	Granted	Grant

Broad-based employee stock option plans(1)	49,400,000	49,400,000	—
Delta 2000 Performance Compensation Plan(2)	16,000,000	4,948,073	12,218,267
Non-Employee Directors’ Stock Option Plan(3)	250,000	119,245	132,755
Non-Employee Directors’ Stock Plan(4)	500,000	—	441,869

(1)	In 1996, shareowners approved broad-based pilot and non-pilot stock option plans. Under these two plans, we granted eligible employees non-qualified stock options to purchase a total of 49.4 million shares of common stock in three approximately equal installments on October 30, 1996, 1997 and 1998.

(2)	On October 25, 2000, shareowners approved this plan, which authorizes the grant of stock options and a limited number of other stock awards. The plan amends and restates a prior plan which was also approved by shareowners. No awards have been, or will be, granted under the prior plan on or after October 25, 2000. At December 31, 2003, there were 3.6 million shares of common stock reserved for awards (primarily non-qualified stock options) that were outstanding under the prior plan. The current plan provides that shares reserved for awards under the plans that are forfeited, settled in cash rather than stock or withheld, plus shares tendered to us in connection with such awards, may be added back to the shares available for future grants. At December 31, 2003, 14.4 million shares had been added back pursuant to that provision, including 11.0 million shares canceled under the stock option exchange program discussed below.

(3)	On October 22, 1998, the Board of Directors approved this plan under which each non-employee director may receive an annual grant of non-qualified stock options. This plan provides that shares reserved for awards that are forfeited may be added back to the shares available for future grants.

(4)	In 1995, shareowners approved this plan, which provides that a portion of each non-employee director’s compensation for serving as a director will be paid in shares of common stock. It also permits non-employee directors to elect to receive all or a portion of their cash compensation for service as a director in shares of common stock at current market prices.

     On May 28, 2003, we commenced, with shareowner approval, a stock option exchange program (Exchange Program) for eligible employees in our broad-based stock option plans and the Delta 2000 Performance Compensation Plan. Approximately 45,000 eligible employees were offered the opportunity to exchange their outstanding stock options with an exercise price of $25 per share or more for a designated fewer number of replacement options with an exercise price equal to the fair market value of the common stock on the grant date of the replacement options. In accordance with the terms of the Exchange Program, we canceled approximately 32 million outstanding stock options on June  25, 2003 and issued, in exchange for the canceled options, approximately 12 million replacement options on December 26, 2003. The exercise price of the replacement options is $11.60, the closing price of our common stock on the grant date. Members of our Board of Directors, including our Chief Executive Officer, were not eligible to participate in the Exchange Program.

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes all stock option and stock appreciation rights (SAR) activity for the years ended December 31, 2003, 2002 and 2001:

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

	(Shares in thousands)
Outstanding at the beginning of the year	58,806	$44	51,537	$48	50,365	$48
Granted	14,235	11	8,478	21	2,358	46
Exercised	(38)	11	(9)	27	(76)	34
Forfeited	(32,769)	47	(1,200)	48	(1,110)	53

Outstanding at the end of the year	40,234	31	58,806	44	51,537	48

Exercisable at the end of the year	22,846	$44	45,996	$48	44,751	$48

      The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

				Stock Options
	Stock Options Outstanding			Exercisable

		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Exercisable	Exercise
Stock Options	(000)	Life (years)	Price	(000)	Price

$9-$20	18,231	7	$11	2,055	$11
$21-$35	4,243	4	$34	3,800	$34
$36-$50	15,915	4	$49	15,244	$49
$51-$64	1,845	6	$56	1,747	$56

Payment of Dividends

      The determination to pay cash dividends on our ESOP Preferred Stock and our common stock is at the discretion of our Board of Directors, and is also subject to the provisions of Delaware General Corporation Law (Delaware Law). Delaware law provides that a company may pay dividends on its stock only (1) out of its “surplus”, which is generally defined as the excess of the company’s net assets over the aggregate par value of its issued stock, or (2) from its net profits for the fiscal year in which the dividend is paid or from its net profits for the preceding fiscal year.

      In July 2003, our Board of Directors discontinued the payment of quarterly cash dividends on our common stock due to the financial challenges facing Delta. We had previously paid a quarterly dividend of $0.025 per common share.

      Effective December 2003, our Board of Directors suspended indefinitely the payment of dividends on our ESOP Preferred Stock to comply with Delaware law. At December 31, 2003, we had a negative “surplus” (as defined above) and we did not have net profits in either of the years ended December 31, 2003 or 2002. The terms of the ESOP Preferred Stock discussed below provide for cumulative dividends on that stock and prohibit the payment of dividends on our common stock until all cumulative dividends on the ESOP Preferred Stock have been paid. Unpaid dividends on the ESOP Preferred Stock will accrue without interest, until paid, at a rate of $4.32 per share per year. At December 31, 2003, accumulated but

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

unpaid dividends on the ESOP Preferred Stock totaled $13 million and are recorded in accounts payable, deferred credits and other accrued liabilities on our Consolidated Balance Sheet.

ESOP Preferred Stock

      Each outstanding share of ESOP Preferred Stock bears a cumulative cash dividend of 6% per year of its stated value of $72.00; is convertible into 1.7155 shares of common stock, which is equivalent to a conversion price of $41.97 per share; and has a liquidation preference of $72.00, plus accrued and unpaid dividends. The ESOP Preferred Stock generally votes together as a single class with the common stock and has two votes per share. The conversion rate, conversion price and voting rights of the ESOP Preferred Stock are subject to adjustment in certain circumstances.

      All shares of ESOP Preferred Stock are held of record by the trustee of the Delta Family-Care Savings Plan (see Note 11). At December 31, 2003, 10,018,019 shares of common stock were reserved for issuance for the conversion of the ESOP Preferred Stock.

      We are generally required to redeem shares of ESOP Preferred Stock (1) to provide for distributions of the accounts of Savings Plan participants who terminate employment with us and request a distribution and (2) to implement annual diversification elections by Savings Plan participants who are at least age 55 and have participated in the Savings Plan for at least 10 years. In these circumstances, shares of ESOP Preferred Stock are redeemable at a price equal to the greater of (1) $72.00 per share or (2) the fair value of the shares of common stock issuable upon conversion of the ESOP Preferred Stock to be redeemed, plus, in either case, accrued and unpaid dividends on such shares of ESOP Preferred Stock (Redemption Price). Under the terms of the ESOP Preferred Stock, we may pay the Redemption Price in cash, shares of common stock (valued at fair market value), or in a combination thereof.

      Delaware law, however, prohibits a company from redeeming or purchasing its stock for cash or other property, unless the company has sufficient “surplus”. As discussed above, at December 31, 2003, we had a negative “surplus”. Accordingly, effective December 2003, our Board of Directors changed the form of payment we use to redeem shares of the ESOP Preferred Stock when redemptions are required under our Delta Family-Care Savings Plan. For the indefinite future, we will pay the Redemption Price in shares of our common stock rather than in cash.

Shareowner Rights Plan

      The Shareowner Rights Plan is designed to protect shareowners against attempts to acquire Delta that do not offer an adequate purchase price to all shareowners, or are otherwise not in the best interest of Delta and our shareowners. Under the plan, each outstanding share of common stock is accompanied by one-half of a preferred stock purchase right. Each whole right entitles the holder to purchase 1/100 of a share of Series D Junior Participating Preferred Stock at an exercise price of $300, subject to adjustment.

      The rights become exercisable only after a person acquires, or makes a tender or exchange offer that would result in the person acquiring, beneficial ownership of 15% or more of our common stock. If a person acquires beneficial ownership of 15% or more of our common stock, each right will entitle its holder (other than the acquiring person) to exercise his rights to purchase our common stock having a market value of twice the exercise price.

      If a person acquires beneficial interest of 15% or more of our common stock and (1) we are involved in a merger or other business combination in which we are not the surviving corporation, or (2) we sell more than 50% of our assets or earning power, then each right will entitle its holder (other than the acquiring person) to exercise their rights to purchase common stock of the acquiring company having a market value of twice the exercise price.

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The rights expire on November 4, 2006. We may redeem the rights for $0.01 per right at any time before a person becomes the beneficial owner of 15% or more of our common stock. We may amend the rights in any respect so long as the rights are redeemable. At December 31, 2003, 2,250,000 shares of preferred stock were reserved for issuance under the Shareowner Rights Plan.

Note 13.	Comprehensive Income (Loss)

      Comprehensive income (loss) includes (1) reported net income (loss); (2) the additional minimum pension liability; (3) effective unrealized gains and losses on fuel derivative instruments that qualify for hedge accounting; and (4) unrealized gains and losses on marketable equity securities. The following table shows our comprehensive loss for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001

	(In millions)
Net loss	$(773)	$(1,272)	$(1,216)
Other comprehensive loss	(776)	(1,587)	(335)

Comprehensive loss	$(1,549)	$(2,859)	$(1,551)

      The following table shows the components of accumulated other comprehensive income (loss) at December 31, 2003, 2002 and 2001, and the activity for the years then ended:

	Additional
	Minimum	Fuel	Marketable
	Pension	Derivative	Equity
	Liability	Instruments	Securities	Other	Total

	(In millions)
Balance at December 31, 2000	$—	$268	$92	$—	$360

Unrealized gain (loss)	—	(100)	(84)	2	(182)
Realized loss	—	(299)	(73)	—	(372)
Tax effect	—	156	64	(1)	219

Net of tax	—	(243)	(93)	1	(335)

Balance at December 31, 2001	—	25	(1)	1	25

Additional minimum pension liability adjustment	(2,558)	—	—	—	(2,558)
Unrealized gain (loss)	—	143	(9)	(2)	132
Realized (gain) loss	—	(136)	4	—	(132)
Tax effect	972	(3)	1	1	971

Net of tax	(1,586)	4	(4)	(1)	(1,587)

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Additional
	Minimum	Fuel	Marketable
	Pension	Derivative	Equity
	Liability	Instruments	Securities	Other	Total

	(In millions)
Balance at December 31, 2002	(1,586)	29	(5)	—	(1,562)

Additional minimum pension liability adjustments	(1,268)	—	—	—	(1,268)
Unrealized gain	—	159	6	—	165
Realized (gain)	—	(152)	(5)	—	(157)
Impairment	—	—	8	—	8
Tax effect	482	(2)	(4)	—	476

Net of tax	(786)	5	5	—	(776)

Balance at December 31, 2003	$(2,372)	$34	$—	$—	$(2,338)

      We estimate that effective gains of $34 million, net of tax, will be realized during 2004 as (1) fuel hedge contracts settle and (2) the related aircraft fuel purchases being hedged are consumed and recognized in expense. See Note 4 for additional information regarding our fuel hedge contracts. See Note 22 for information regarding the early settlement of our fuel hedge contracts.

      See Note 11 for additional information related to our additional minimum pension liability.

Note 14.	Geographic Information

      SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS 131), requires us to disclose certain information about our operating segments. Operating segments are defined as components of an enterprise with separate financial information which is evaluated regularly by the chief operating decision-maker and is used in resource allocation and performance assessments.

      We are managed as a single business unit that provides air transportation for passengers and cargo. This allows us to benefit from an integrated revenue pricing and route network that includes Delta-Mainline (including Song), ASA and Comair. The flight equipment of all three carriers is combined to form one fleet which is deployed through a single route scheduling system. When making resource allocation decisions, our chief operating decision maker evaluates flight profitability data, which considers aircraft type and route economics, but gives no weight to the financial impact of the resource allocation decision on an individual carrier basis. Our objective in making resource allocation decisions is to maximize our consolidated financial results, not the individual results of Delta-Mainline (including Song), ASA and Comair.

      Operating revenues are assigned to a specific geographic region based on the origin, flight path and destination of each flight segment. Our operating revenues by geographic region for the years ended December 31, 2003, 2002 and 2001 are summarized in the following table:

	2003	2002	2001

	(In millions)
North America	$11,672	$11,339	$11,288
Atlantic	1,770	1,860	1,823
Pacific	107	127	222
Latin America	538	540	546

Total	$14,087	$13,866	$13,879

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Our tangible assets consist primarily of flight equipment which is mobile across geographic markets. Accordingly, assets are not allocated to specific geographic regions.

Note 15.	Restructuring, Asset Writedowns, Pension Settlements and Related Items, Net

2003

      In 2003, we recorded net charges totaling $268 million ($169 million net of tax, or $1.37 diluted earnings per share) in restructuring, asset writedowns, pension settlements and related items, net on our Consolidated Statement of Operations, as follows:

• Pension Settlement

      We recorded a $212 million non-cash charge related to our pilots’ defined benefit pension plan due to a significant increase in pilot retirements (see Note 11).

• Pension and Postretirement Curtailment

      We recorded a $43 million net charge for costs associated with the 2002 workforce reduction program. This charge relates to a net curtailment loss under certain of our pension and postretirement medical benefit plans (see Note 11). See below for additional information about our 2002 workforce reduction programs.

• Planned Sale of Aircraft

      We recorded a $41 million charge as a result of a definitive agreement to sell 11 B-737-800 aircraft to a third party immediately after those aircraft are delivered to us by the manufacturer in 2005 (see Note 9).

• Other

      We recorded a $28 million reduction to operating expenses based primarily on revised estimates of remaining costs associated with prior year restructuring reserves (see Note 16).

2002

      In 2002, we recorded net charges totaling $439 million ($277 million net of tax, or $2.25 diluted earnings per share) in restructuring, asset writedowns, pension settlements and related items, net on our Consolidated Statement of Operations, as follows:

• Fleet Changes

      During 2002, we made significant changes in our fleet plan (1) to reduce costs through fleet simplification and capacity reductions and (2) to decrease capital expenditures through aircraft deferrals. These actions resulted in $225 million in net asset impairments and other charges which are discussed below.

      During the September 2002 quarter, we recorded an impairment charge, shown in the table below, related to 59 owned B-727 aircraft. The impairment of 23 B-727 aircraft used in operations, at the time of the impairment analysis, resulted from a further reduction in their estimated future cash flows and fair values since our impairment review in 2001. The impairment of 36 B-727 aircraft held for sale resulted from a further decline in their fair values less the cost to sell since our impairment review in 2001. The aircraft held for sale were sold as part of our fleet simplification plan during 2003; the net book value of

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

these aircraft was included in other noncurrent assets on our Consolidated Balance Sheet at December 31, 2002, and was not material.

      During the September 2002 quarter, we also decided to temporarily remove our MD-11 aircraft from service beginning in early 2003. As a result of this decision, we recorded an impairment charge, shown in the table below, related to our eight owned MD-11 aircraft. This charge reflects the further reduction in estimated future cash flows and fair values of these aircraft since our impairment review in 2001. The MD-11 aircraft were replaced on international routes by B-767-300ER aircraft that had been used in our domestic system. We used smaller mainline aircraft to replace the B-767-300ER aircraft on domestic routes, thereby reducing our domestic capacity.

      During the December 2002 quarter, we decided to return to service, beginning in 2003, nine leased B-737-300 aircraft. This decision was based on (1) capacity and operating cost considerations and (2) our inability to sublease the B-737-300 aircraft due to the difficult business environment facing the airline industry after September 11, 2001. As discussed below, during the June 2001 quarter, we decided to remove the B-737-300 aircraft from service and recorded a reserve for future lease payments less estimated sublease income. Due to our decision to return these aircraft to service, we reversed the remaining $56 million reserve related to these B-737-300 aircraft.

      During the December 2002 quarter, we entered into an agreement with Boeing to defer 31 mainline aircraft previously scheduled for delivery in 2003 and 2004. As a result of these deferrals, we had no mainline aircraft deliveries in 2003 and have none scheduled for 2004. We incurred a $30 million charge related to these deferrals.

      During the December 2002 quarter, we decided to accelerate the retirement of 37 owned EMB-120 aircraft to achieve costs savings and operating efficiencies. We removed these aircraft from service during 2003. The accelerated retirement of these aircraft as well as a reduction in their estimated future cash flows and fair values resulted in an impairment charge.

      During 2002, we recorded the following impairment charges for our owned B-727, MD-11 and EMB-120 aircraft:

	Used in Operations(3)		Held for Sale

		No. of		No. of		Spare
	Writedown(1)	Aircraft	Writedown	Aircraft	SubTotal	Parts(2)	Total

	(Dollars in millions)
B-727	$24	23	$37	36	$61	$—	$61
MD-11	141	8	—	—	141	18	159
EMB-120	27	37	—	—	27	4	31

Total	$192		$37		$229	$22	$251

(1)	The fair value of aircraft used in operations was determined using third party appraisals.

(2)	Charges related to the writedown of the related spare parts inventory to their net realizable value.

(3)	Reflects the classification of these aircraft at the time of the 2002 impairment analysis, which may differ from the classification at December 31, 2003.

• Workforce Reductions

      We recorded a $127 million charge related to our decision in October 2002 to reduce staffing by up to approximately 8,000 jobs across all workgroups, excluding pilots, to further reduce operating costs. We offered eligible non-pilot employees several programs, including voluntary severance, leaves of absence and early retirement. Approximately 3,900 employees elected to participate in one of these programs. Involuntary reductions were expected to affect approximately 4,000 employees (see Note 16).

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The total charge includes (1) $51 million for costs associated with the voluntary programs that were recorded as special termination benefits under our pension and postretirement medical benefit obligations (see Note 11) and (2) $76 million for severance and related costs.

• Surplus Pilots and Grounded Aircraft

      We recorded $93 million in expenses for the temporary carrying cost of surplus pilots and grounded aircraft related to our capacity reductions which became effective on November 1, 2001. This cost also included related requalification training and relocation costs for certain pilots.

• Other

      We recorded (1) a $23 million gain related to the adjustment of certain prior year restructuring reserves based on revised estimates of remaining costs; (2) a $14 million charge associated with our decision to close certain leased facilities; and (3) a $3 million charge related to other items (see Note 16).

2001

      In 2001, we recorded charges totaling $1.1 billion ($695 million net of tax, or $5.63 diluted earnings per share) in restructuring, asset writedowns, pension settlements and related items, net on our Consolidated Statement of Operations, as follows:

• Workforce Reductions

      We recorded a $566 million charge relating to our decision in 2001 to reduce staffing across all workgroups due to the capacity reductions we implemented as a result of the September 11 terrorist attacks. We offered eligible employees several programs, including voluntary severance, leaves of absence and early retirement. Approximately 10,000 employees elected to participate in one of the voluntary programs. Involuntary reductions were expected to affect up to approximately 1,700 employees — up to 1,400 pilots and 300 employees from other workgroups.

      The total charge includes $475 million for costs associated with the early retirement and certain voluntary leave of absence programs which are recorded as special termination benefits under our pension and postretirement medical benefit obligations (see Note 11). The remaining $91 million relates to severance and related costs.

• Fleet Changes

      As a result of the effects of the September 11 terrorist attacks on our business and the related decline in aircraft values, we recorded $286 million in asset writedowns. These writedowns include (1) the impairment of 16 MD-90 and eight MD-11 owned aircraft, which reflects further reductions in the estimated future cash flows and fair values of these aircraft since our impairment review in 1999, as well as a revised schedule for retiring these aircraft; (2) charges related to the accelerated retirement of 40

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

owned B-727 aircraft by 2003; and (3) the writedown to fair value of 18 owned L-1011 aircraft. These charges are summarized in the table below:

	Used in Operations(2)		Held for Sale

	Writedown(1)	No. of Aircraft	Writedown	No. of Aircraft	Total

		(Dollars in millions)
MD-90	$98	16	$—	—	$98
MD-11	93	8	—	—	93
B-727-200	81	36	2	4	83
L-1011	—	—	12	18	12

Total	$272		$14		$286

(1)	The fair value of aircraft used in operations was determined using third party appraisals.

(2)	Reflects the classification of these aircraft at the time of the 2001 impairment analysis, which may differ from the classification at December 31, 2003.

     The net book value of the aircraft held for sale is included in other noncurrent assets on our Consolidated Balance Sheet at December 31, 2001, and is not material.

      In addition, we recorded a $71 million reserve related to our decision to remove nine leased B-737-300 aircraft from service to more closely align capacity and demand, and to improve scheduling and operating efficiency. The reserve consisted of future lease payments for these aircraft less estimated sublease income. We also recorded an additional $6 million charge for the writedown to net realizable value of related aircraft spare parts.

• Surplus Pilots and Grounded Aircraft

      We recorded $30 million in expenses for the temporary carrying cost of surplus pilots and grounded aircraft related to our capacity reductions which became effective on November 1, 2001. This cost also included related requalification training and relocation costs for certain pilots.

• Other

      We recorded $160 million in charges that included (1) $81 million related to the write-off of previously capitalized amounts that would provide no future economic benefit due to our decision to cancel or delay certain airport and technology projects following September 11, 2001; (2) $63 million related to contract termination costs; (3) $9 million related to the write-off of certain receivables, primarily those of foreign air carriers and other related businesses, that we believe became uncollectible as a result of those businesses’ weakened financial condition after September 11, 2001; and (4) $7 million related to our decision to close certain facilities.

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 16.                       Restructuring and Other Reserves

      The following table shows changes in our restructuring and other reserve balances as of December 31, 2003, 2002 and 2001, and the associated activity for the years then ended:

		Restructuring and Other Charges

			Severance and Related Costs

	Leased	Facilities	2002 Reduction	2001 Reduction
	Aircraft	and Other	Programs	Programs

		(In millions)
Balance at December 31, 2000	$—	$56	$—	$—

Additional costs and expenses	71	24	—	91
Payments	(1)	(6)	—	(44)

Balance at December 31, 2001	70	74	—	47

Additional costs and expenses	—	14	76	—
Payments	(14)	(9)	(5)	(35)
Adjustments	(56)	(14)	—	(9)

Balance at December 31, 2002	—	65	71	3

Additional costs and expenses	—	—	—	—
Payments	—	(9)	(45)	(2)
Adjustments	—	(9)	(21)	—

Balance at December 31, 2003	$—	$47	$5	$1

      The leased aircraft reserve represented future lease payments under operating leases for nine B-737-300 aircraft previously removed from service prior to the lease expiration date, less estimated sublease income. Due to changes in our fleet plan during the December 2002 quarter, we (1) reversed the remaining $56 million balance of this reserve and (2) returned these aircraft to service in 2003.

      At December 31, 2003, the facilities and other reserve represents costs related primarily to (1) future lease payments for facilities closures and (2) contract termination fees. During 2003, we recorded a $9 million adjustment to prior year reserves based on revised estimates of remaining costs primarily due to changes in certain facility lease terms. During 2002, we recorded a $14 million adjustment to prior year reserves based on revised estimates of remaining costs.

      The severance and related costs reserve represents future payments associated with our 2002 and 2001 voluntary and involuntary workforce reduction programs. At December 31, 2003, the remaining $5 million balance related to the 2002 workforce reduction programs represents severance and medical benefits for employees who received severance or are participating in certain leave of absence programs. Approximately half of the remaining balance is for international employees that will be paid in accordance with local country laws and regulations. At December 31, 2003, the remaining $1 million balance related to the 2001 workforce reduction programs primarily consists of severance for international employees that will be paid in accordance with local country laws and regulations. During 2003, we recorded a $21 million adjustment to prior year reserves based upon revised estimates of remaining costs primarily due to fewer employee reductions under our 2002 involuntary workforce reduction program than originally anticipated because of higher than expected reductions from attrition and retirements.

      During 2002, we recorded a $9 million adjustment to the 2001 severance and related costs reserve based on revised estimates of the remaining costs, including (1) the adjustment of medical benefits for certain employees participating in the leave of absence programs who returned to the workforce earlier

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

than originally scheduled and (2) the change in the number of pilot furloughs from up to 1,400 to approximately 1,100.

      See Note 15 for additional information related to the charges discussed above.

Note 17.	Equity Investments

Worldspan, L.P. (Worldspan)

      On June 30, 2003, we sold our 40% equity investment in Worldspan, which operates and markets a computer reservation system for the travel industry. In exchange for the sale of our equity interest, we received (1) $285 million in cash and (2) a $45 million subordinated promissory note, which bears interest at 10% per annum and matures in 2012. As a result of this transaction, we recorded a gain of $279 million ($176 million net of tax) in other income (expense) on our 2003 Consolidated Statement of Operations. In addition, we will receive credits totaling approximately $125 million, which will be recognized ratably as a reduction of costs through 2012, for future Worldspan-provided services. At December 31, 2003, the carrying and fair value of the subordinated promissory note was $38 million, which reflects a writedown resulting from a decrease in its fair value. This note is classified as a trading security under SFAS 115 (see Note 1).

      Our equity earnings from this investment totaled $18 million, $43 million and $19 million for the years ended December 31, 2003, 2002 and 2001, respectively. We also received cash dividends from Worldspan of $44 million, $40 million and $70 million for the years ended December 31, 2003, 2002, and 2001, respectively. At December 31, 2002, our Worldspan investment of $57 million was recorded in investments in associated companies on our Consolidated Balance Sheet.

      Worldspan provides computer reservation and related services for us, which totaled approximately $90 million for the six-months ended June 30, 2003 and approximately $180 million for the year ended December 31, 2002. As discussed above, we sold our equity interest in Worldspan on June 30, 2003.

Orbitz, Inc. (Orbitz)

      Prior to December 2003, we had an 18% ownership and voting interest in Orbitz, which we accounted for under the equity method. We used the equity method because we had the ability to exercise significant influence, but not control, over the financial and operating policies of Orbitz. This influence was evidenced by, among other things, our right to appoint two of our senior officers to the 11 member Board of Managers of Orbitz, which enabled us to participate in Orbitz’s financial and operating decisions.

      During December 2003, Orbitz completed its initial public offering and the founding airlines of Orbitz, including us, sold a portion of their Orbitz shares. We received $33 million in cash from our sale of Orbitz shares. Additionally, we recorded (1) a SAB 51 gain of $18 million, net of tax, in additional paid-in capital on our Consolidated Balance Sheet (see Note 1 for our SAB 51 accounting policy); (2) a $28 million gain ($17 million net of tax) in other income (expense) on our Consolidated Statement of Operations resulting from our sale of Orbitz shares; and (3) a $4 million loss ($2 million net of tax) in other income (expense) on our Consolidated Statement of Operations resulting from previously unrecognized Orbitz losses since our recorded investment in Orbitz was zero prior to its initial public offering.

      Upon completion of the transactions discussed above, we have a 13% ownership interest in Orbitz and an 18% voting interest. We continue to account for this investment under the equity method due to, among other things, our continuing 18% voting interest and our right to appoint one of our senior officers to the nine member Board of Directors of Orbitz, which enables us to exercise significant influence over Orbitz’s financial and operating decisions. At December 31, 2003, our investment in Orbitz was

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$21 million and is recorded in investments in associated companies on our Consolidated Balance Sheet. At December 31, 2002, our investment balance was zero since our equity investment had been reduced to zero as a result of our share of Orbitz’s net losses.

Note 18.	Earnings (Loss) per Share

      We calculate basic earnings (loss) per share by dividing the net income (loss) available to common shareowners by the weighted average number of common shares outstanding. Diluted earnings (loss) per share includes the dilutive effects of stock options and convertible securities. To the extent stock options and convertible securities are anti-dilutive, they are excluded from the calculation of diluted earnings (loss) per share. The following table shows our computation of basic and diluted loss per share:

	Years Ended December 31,

	2003	2002	2001

	(In millions, except per share
	data)
Basic and diluted:
Net loss	$(773)	$(1,272)	$(1,216)
Dividends on allocated Series B ESOP Convertible Preferred Stock	(17)	(15)	(14)

Net loss available to common shareowners	$(790)	$(1,287)	$(1,230)
Weighted average shares outstanding	123.4	123.3	123.1

Basic and diluted loss per share	$(6.40)	$(10.44)	$(9.99)

      For the years ended December 31, 2003, 2002 and 2001, we excluded from the diluted loss per share computation (1) 37.3 million, 54.5 million and 44.3 million stock options, respectively, because the exercise price of the options was greater than the average price of our common stock; (2) 7.3 million, 6.9 million and 6.5 million additional shares that may be issued in certain circumstances, respectively, because their effect on loss per share was anti-dilutive; and (3) the shares issuable upon conversion of our 8.00% Notes due 2023 since the contingent conditions for conversion have not been met (see Note 6).

Note 19.	Government Compensation and Reimbursements

Appropriations Act Reimbursements

      On April 16, 2003, President Bush signed into law the Emergency Wartime Supplemental Appropriations Act (Appropriations Act), which provides for, among other things:

•	Payments for Certain Security Fees. Payments totaling $2.3 billion from the U.S. government to U.S. air carriers for the reimbursement of certain passenger and air carrier security fees.

•	Executive Compensation Limits. A requirement that certain airlines which receive the security fee payments described above enter into a contract with the Transportation Security Administration (TSA) agreeing that the air carrier will not provide total cash compensation (as defined in the Appropriations Act) during the 12-month period beginning April 1, 2003 to certain executive officers during its fiscal year 2002 in an amount greater than the annual salary paid to that officer with respect to the air carrier’s fiscal year 2002. If it violates this agreement, the air carrier is required to repay its security fee payments described above. We are subject to this requirement and have entered into the required contract with the TSA.

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Compensation for Strengthening Flight Deck Doors. Payments totaling $100 million from the U.S. government to compensate air carriers for the direct costs associated with the strengthening of flight deck doors and locks on aircraft.

•	Suspension of Passenger and Air Carrier Security Fees. The suspension of the TSA’s collection of passenger and air carrier security fees during the period beginning June 1, 2003 and ending September 30, 2003.

•	Insurance. An extension for one year until August 2004, with a possible extension to December 31, 2004 at the discretion of the Secretary of Transportation, of the U.S. government’s obligation to sell war-risk insurance to air carriers.

      During 2003, we received payments under the Appropriations Act totaling (1) $398 million as reimbursement for passenger and air carrier security fees, which was recorded as a reduction of operating expenses in our 2003 Consolidated Statement of Operations and (2) $13 million related to the strengthening of flight deck doors, which was recorded as a reduction to previously capitalized costs.

Stabilization Act Compensation

      On September 22, 2001, the Air Transportation Safety and System Stabilization Act (Stabilization Act) became effective. The Stabilization Act was intended to preserve the viability of the U.S. air transportation system following the terrorist attacks on September 11, 2001 by, among other things, (1) providing for payments from the U.S. Government totaling $5 billion to compensate U.S. air carriers for losses incurred from September 11, 2001 through December 31, 2001 as a result of the September 11 terrorist attacks and (2) permitting the Secretary of Transportation to sell insurance to U.S. air carriers.

      Our allocated portion of compensation under the Stabilization Act was $668 million. Due to uncertainties regarding the U.S. government’s calculation of compensation, we recognized $634 million of this amount in our 2001 Consolidated Statement of Operations. We recognized the remaining $34 million of compensation in our 2002 Consolidated Statement of Operations. We received $112 million and $556 million in cash for the years ended December 31, 2002 and 2001, respectively, under the Stabilization Act.

      Subsequent to September 11, 2001, aviation insurers significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons (other than employees or passengers) for claims resulting from acts of terrorism, war or similar events. At the same time, aviation insurers significantly increased the premiums for such coverage and for aviation insurance in general. Under the Stabilization Act, the U.S. government is providing U.S. airlines with war-risk insurance to cover losses to passengers, third parties (ground damage) and the aircraft hull. This coverage extends through August 2004, with a possible extension to December 31, 2004 at the discretion of the Secretary of Transportation, but the coverage may not be extended beyond that time. We expect that if the U.S. government fails to renew the war-risk insurance that it provides, we will be required to replace such coverage commercially or consider other alternatives. There can be no assurance that such commercially provided war-risk insurance coverage will be adequate to protect our risk of loss from future acts of terrorism or will be provided on terms that will not have a material adverse impact on our Consolidated Financial Statements.

Note 20.	Related Party Transaction

      The Delta Employees Credit Union (DECU) is an independent entity that is chartered to provide banking and financial services to our employees, former employees and certain relatives of these persons. At December 31, 2002, we had a $71 million liability to DECU recorded in accounts payable, deferred credits and other accrued liabilities on our Consolidated Balance Sheet. The liability resulted from a

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

timing difference in funding a portion of our 2002 year end payroll and is reflected as a non-cash transaction on our 2002 Consolidated Statement of Cash Flows. We paid the liability on January 2, 2003.

Note 21.	Valuation and Qualifying Accounts

      The following table shows our valuation and qualifying accounts as of December 31, 2003, 2002 and 2001, and the associated activity for the years then ended:

			Allowance For:

				Obsolescence of
		Restructuring	Uncollectible	Expendable
	Leased	and Other	Accounts	Parts & Supplies
	Aircraft(1)	Charges(1)	Receivable(2)	Inventory(3)

	(In millions)
Balance at December 31, 2000	$—	$56	$31	$124

Additional costs and expenses	71	115	18	38
Payments and deductions	(1)	(50)	(6)	(23)

Balance at December 31, 2001	70	121	43	139

Additional costs and expenses	—	90	21	51
Payments and deductions	(70)	(72)	(31)	(7)

Balance at December 31, 2002	—	139	33	183

Additional costs and expenses	—	—	34	11
Payments and deductions	—	(86)	(29)	(11)

Balance at December 31, 2003	$—	$53	$38	$183

(1)	See Note 16 for additional information related to leased aircraft and restructuring and other charges.

(2)	The payments and deductions related to the allowance for uncollectible accounts receivable represent the write-off of accounts considered to be uncollectible, less recoveries.

(3)	These additional costs and expenses in 2001 and 2002 include the charges related to the writedown of certain aircraft spare parts inventory to their net realizable value (see Note 15).

Note 22.	Subsequent Events

Convertible Senior Notes (2 7/8% Notes)

      In February 2004, we issued $325 million principal amount of 2 7/8% Notes due 2024. Holders may convert their 2 7/8% Notes into shares of our common stock at a conversion rate of 73.6106 shares of common stock per $1,000 principal amount of 2 7/8% Notes, subject to adjustment in certain circumstances, which is equivalent to a conversion price of approximately $13.59 per share of common stock, if:

•	during any calendar quarter after March 31, 2004, the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price per share of our common stock;

•	the trading price of the 2 7/8% Notes falls below a specified threshold;

•	we call the 2 7/8% Notes for redemption; or

•	specified corporate transactions occur.

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      We may redeem all or some of the 2 7/8% Notes for cash at any time after February 21, 2009, at a redemption price equal to the principal amount of the 2 7/8% Notes to be redeemed plus any accrued and unpaid interest.

      Holders may require us to repurchase their 2 7/8% Notes for cash on February 18, 2009, 2014 and 2019, or in other specified circumstances involving the exchange, conversion or acquisition of all or substantially all of our common stock, at a purchase price equal to the principal amount of the 2 7/8% Notes to be purchased plus any accrued and unpaid interest. At February 27, 2003, 23,923,445 shares of common stock were reserved for issuance for the conversion of the 2 7/8% Notes.

Aircraft Acquisition

      On February 27, 2004, we entered into an agreement to purchase 32 CRJ-200 aircraft to be delivered in 2005. In conjunction with this agreement, we entered into a facility with a third party to finance, on a secured basis at the time of acquisition, the future deliveries of these regional jet aircraft. Borrowings under this facility (1) will be due in installments for 15 years after the date of borrowing and (2) bear interest at LIBOR plus a margin.

Other Financing Arrangements

      In January 2004, we entered into financing arrangements under which we borrowed a total of $208 million. These borrowings are due in installments through February 2020; are secured by six CRJ-200 and seven CRJ-700 aircraft; and bear interest at LIBOR plus a margin. A portion of the proceeds from these borrowings was used to repay $151 million of outstanding interim financing for six CRJ-200 and three CRJ-700 aircraft.

Fuel Contract Settlements

      In February 2004, we settled all of our fuel hedge contracts prior to their scheduled settlement dates. As a result of these transactions, we received $83 million in cash, which represented the fair value of these contracts at the date of settlement. In accordance with SFAS 133, effective gains of $82 million will be recorded in accumulated other comprehensive loss until the related fuel purchases, which were being hedged, are consumed and recognized in expense during 2004. These gains will then be recorded as a reduction in fuel expense on our Consolidated Statements of Operations. The ineffective portion of the hedges and the time value component of these contracts totaling $17 million will be recognized in the March 2004 quarter as a fair value adjustment of SFAS 133 derivatives in other income (expense) on our Consolidated Statements of Operations. See Note 4 and 13 for additional information about our fuel hedge contracts.

Note 23.	Quarterly Financial Data (Unaudited)

      The following table summarizes our unaudited quarterly results of operations for 2003 and 2002:

2003(2)

	Three Months Ended

	March 31	June 30	September 30	December 31

	(In millions, except per share data)
Operating revenues	$3,324	$3,496	$3,657	$3,610
Operating income (loss)	$(535)	$196	$(81)	$(365)
Net income (loss)	$(466)	$184	$(164)	$(327)
Basic income (loss) per share(1)	$(3.81)	$1.46	$(1.36)	$(2.69)
Diluted income (loss) per share(1)	$(3.81)	$1.40	$(1.36)	$(2.69)

DELTA AIR LINES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2002(2)

	Three Months Ended

	March 31	June 30	September 30	December 31

	(In millions, except per share data)
Operating revenues	$3,236	$3,599	$3,564	$3,467
Operating loss	$(435)	$(127)	$(384)	$(363)
Net loss	$(397)	$(186)	$(326)	$(363)
Basic and diluted loss per share(1)	$(3.25)	$(1.54)	$(2.67)	$(2.98)

(1)	The sum of the quarterly earnings per share does not equal the annual earnings per share due to changes in average shares outstanding.

(2)	Operating revenues have been revised from the amounts filed in our Form 10-Q for each of the quarters presented to reflect the contract carrier reclassifications discussed in Note 1.

     The comparability of our financial results during 2003 and 2002 were materially impacted by certain events, as discussed below:

•	During March and December 2003, we recorded certain pension and postretirement related charges. In December 2002, we recorded a charge related to our 2002 workforce reduction programs. See Note 15 for additional information about these charges.

•	In June 2003, we received Appropriations Act reimbursements from the U.S. government for certain passenger and air carrier security fees. In August 2002, we recorded the final amounts related to the Stabilization Act compensation. See Note 19 for additional information about these government reimbursements and compensation.

•	During 2003, we recorded gains on the sale of certain of our investments. These gains primarily related to (1) the sale of our investment in Worldspan in June 2003 and (2) our sale of Orbitz shares in December 2003. See Note 17 for additional information about these sales.

•	In October 2003, we recorded a charge as a result of a definitive agreement we entered into to sell 11 B-737-800 aircraft to a third party immediately after those aircraft are delivered to us by the manufacturer in 2005. See Note 15 for additional information about this charge.

•	During 2002, we made significant changes in our fleet plan to simplify our aircraft fleet, to reduce capacity and to decrease capital expenditures through aircraft deferrals. See Note 15 for additional information related to charges and other costs associated with these changes.

The following is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Delta’s Annual Report on Form 10-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To Delta Air Lines, Inc.:

      We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated financial statements included in Delta Air Lines, Inc.’s annual report to shareowners incorporated by reference in this Form 10-K and have issued our report thereon dated January 23, 2002. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed in the accompanying index is the responsibility of the company’s management, is presented for purposes of complying with the Securities and Exchange Commission’s rules, and is not part of the basic financial statements. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

Atlanta, Georgia

January 23, 2002

SCHEDULE II

DELTA AIR LINES, INC.

VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2001
(Amounts in Millions)

Column A	Column B	Column C		Column D		Column E

		Additions

	Balance at	Charged to	Charged to			Balance at
	Beginning of	Costs and	Other Accounts-	Deductions-		End of
Description	Period	Expenses	Describe	Describe		Period

DEDUCTION (INCREASE) IN THE BALANCE SHEET FROM THE ASSET TO WHICH IT APPLIES:
Allowance for uncollectible accounts receivable	$31	$18	—	$(6	)(a)	$43
RESERVE FOR RESTRUCTURING AND OTHER NONRECURRING CHARGES:	$56	$115	—	$(50	)(b)	$121

(a)	Represents write-off of accounts considered to be uncollectible, less collections.

(b)	Represents payments made.

DELTA AIR LINES, INC.

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2004	2003

	(Unaudited)

	(In millions, except share data)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,446	$2,710
Restricted cash	309	207
Accounts receivable, net of an allowance for uncollectible accounts of $36 at September 30, 2004 and $38 at December 31, 2003	796	662
Expendable parts and supplies inventories, net of an allowance for obsolescence of $182 at September 30, 2004 and $183 at December 31, 2003	209	202
Deferred income taxes, net	38	293
Prepaid expenses and other	516	476

Total current assets	3,314	4,550

PROPERTY AND EQUIPMENT:
Flight equipment	20,590	21,008
Accumulated depreciation	(6,435)	(6,497)

Flight equipment, net	14,155	14,511

Flight and ground equipment under capital leases	480	463
Accumulated amortization	(379)	(353)

Flight and ground equipment under capital leases, net	101	110

Ground property and equipment	4,753	4,477
Accumulated depreciation	(2,651)	(2,408)

Ground property and equipment, net	2,102	2,069

Advance payments for equipment	109	62

Total property and equipment, net	16,467	16,752

OTHER ASSETS:
Goodwill	2,092	2,092
Operating rights and other intangibles, net of accumulated amortization of $184 at September 30, 2004 and $179 at December 31, 2003	90	95
Restricted investments for Boston airport terminal project	155	286
Deferred income taxes, net	—	869
Other noncurrent assets	1,408	1,295

Total other assets	3,745	4,637

Total assets	$23,526	$25,939

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

DELTA AIR LINES, INC.

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2004	2003

	(Unaudited)

	(In millions, except share data)
LIABILITIES AND SHAREOWNERS’ DEFICIT
CURRENT LIABILITIES:
Current maturities of long-term debt and capital leases	$552	$1,021
Accounts payable, deferred credits and other accrued liabilities	1,716	1,709
Air traffic liability	1,755	1,308
Taxes payable	452	498
Accrued salaries and related benefits	1,233	1,285
Accrued rent	220	336

Total current liabilities	5,928	6,157

NONCURRENT LIABILITIES:
Long-term debt and capital leases	11,716	11,040
Long-term debt issued by Massachusetts Port Authority	498	498
Postretirement benefits	2,185	2,253
Accrued rent	722	701
Pension and related benefits	4,829	4,886
Deferred income taxes, net	232	—
Other	169	204

Total noncurrent liabilities	20,351	19,582

DEFERRED CREDITS:
Deferred gains on sale and leaseback transactions	388	426
Deferred revenue and other credits	156	158

Total deferred credits	544	584

COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)
EMPLOYEE STOCK OWNERSHIP PLAN PREFERRED STOCK:
Series B ESOP Convertible Preferred Stock, $1.00 par value, $72.00 stated and liquidation value; 5,554,070 shares issued and outstanding at September 30, 2004, and 5,839,708 shares issued and outstanding at December 31, 2003	400	420
Unearned compensation under employee stock ownership plan	(120)	(145)

Total Employee Stock Ownership Plan Preferred Stock	280	275

SHAREOWNERS’ DEFICIT:
Common stock, $1.50 par value; 450,000,000 shares authorized; 180,915,087 shares issued at September 30, 2004 and at December 31, 2003	271	271
Additional paid-in capital	3,105	3,272
Retained earnings (deficit)	(2,162)	844
Accumulated other comprehensive loss	(2,270)	(2,338)
Treasury stock at cost, 53,410,952 shares at September 30, 2004 and 57,370,142 shares at December 31, 2003	(2,521)	(2,708)

Total shareowners’ deficit	(3,577)	(659)

Total liabilities and shareowners’ deficit	$23,526	$25,939

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

DELTA AIR LINES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

	(Unaudited)

	(In millions, except share and per share data)
OPERATING REVENUES:
Passenger:
Mainline	$2,814	$2,699	$8,269	$7,774
Regional affiliates	750	694	2,192	1,911
Cargo	117	114	364	342
Other, net	190	150	536	450

Total operating revenues	3,871	3,657	11,361	10,477
OPERATING EXPENSES:
Salaries and related costs	1,616	1,564	4,809	4,790
Aircraft fuel	786	482	2,029	1,428
Depreciation and amortization	311	305	929	914
Contracted services	249	208	739	659
Contract carrier arrangements	234	213	708	572
Landing fees and other rents	220	214	657	644
Aircraft maintenance materials and outside repairs	197	162	518	465
Aircraft rent	181	182	544	544
Other selling expenses	125	128	396	367
Passenger commissions	60	52	165	157
Passenger service	97	86	260	242
Pension settlements, asset writedowns, restructuring and related items, net	54	(7)	171	36
Appropriations Act reimbursements	—	—	—	(398)
Other	164	149	488	477

Total operating expenses	4,294	3,738	12,413	10,897

OPERATING LOSS	(423)	(81)	(1,052)	(420)

OTHER INCOME (EXPENSE):
Interest expense	(210)	(191)	(601)	(558)
Interest income	6	9	27	26
Gain from sale of investments	—	1	—	284
Gain (loss) on extinguishment of debt	—	15	1	—
Fair value adjustments of SFAS 133 derivatives	(26)	(1)	(44)	(16)
Miscellaneous income (expense), net	1	(6)	(10)	7

Total other income (expense), net	(229)	(173)	(627)	(257)

LOSS BEFORE INCOME TAXES	(652)	(254)	(1,679)	(677)
INCOME TAX (PROVISION) BENEFIT	6	90	(1,313)	231

NET LOSS	(646)	(164)	(2,992)	(446)
PREFERRED STOCK DIVIDENDS	(5)	(4)	(14)	(12)

NET LOSS AVAILABLE TO COMMON SHAREOWNERS	$(651)	$(168)	$(3,006)	$(458)

BASIC AND DILUTED LOSS PER SHARE	$(5.16)	$(1.36)	$(24.06)	$(3.71)

WEIGHTED AVERAGE SHARES USED IN BASIC AND DILUTED PER SHARE COMPUTATION	126,150,521	123,389,862	124,911,323	123,371,138
DIVIDENDS PER COMMON SHARE	$—	$—	$—	$0.05

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

DELTA AIR LINES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2004	2003

	(Unaudited)

	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,992)	$(446)
Adjustments to reconcile net loss to cash (used in) provided by operating activities, net	2,231	503
Changes in certain assets and liabilities, net	76	314

Net cash (used in) provided by operating activities	(685)	371

CASH FLOWS FROM INVESTING ACTIVITIES:
Property and equipment additions:
Flight equipment, including advance payments	(383)	(318)
Ground property and equipment	(292)	(245)
Decrease in restricted investments related to Boston airport terminal project	131	81
Proceeds from sale of investments	2	275
Other, net	7	11

Net cash used in investing activities	(535)	(196)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term debt and capital lease obligations	(1,298)	(683)
Issuance of long-term obligations	1,271	1,682
Cash dividends on common and preferred stock	—	(19)
Make-whole payments on extinguishment of ESOP Notes	—	(15)
Redemption of preferred stock	—	(13)
Payment on termination of accounts receivable securitization	—	(250)
Other, net	(17)	(119)

Net cash (used in) provided by financing activities	(44)	583

Net (decrease) increase in cash and cash equivalents	(1,264)	758
Cash and cash equivalents at beginning of period	2,710	1,969

Cash and cash equivalents at end of period	$1,446	$2,727

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid (received) during the period for:
Interest (net of amounts capitalized)	$525	$515
Income taxes, net	$1	$(397)
NON-CASH TRANSACTIONS:
Aircraft delivered under seller-financing	$202	$680
Dividends payable on ESOP Preferred Stock	$17	$3

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

DELTA AIR LINES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2004
(Unaudited)

1.	Accounting and Reporting Policies

Basis of Presentation

      The accompanying unaudited Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information, the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the Condensed Consolidated Financial Statements does not include all the information required by GAAP for complete financial statements. As a result, the Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes in our Annual Report on Form 10-K for the year ended December 31, 2003, as updated by our Current Report on Form 8-K dated September 15, 2004 (collectively, Form 10-K).

      Management believes that the accompanying unaudited Condensed Consolidated Financial Statements reflect all adjustments considered necessary for a fair statement of results for the interim periods presented.

      We have reclassified certain prior period amounts in our Condensed Consolidated Financial Statements to be consistent with our current period presentation.

      Due to seasonal variations in the demand for air travel and other factors, operating results for the three and nine months ended September 30, 2004 are not necessarily indicative of operating results for the entire year.

Business Environment

Recent Financial Results

      During the nine months ended September 30, 2004, our financial performance continued to deteriorate. Our unaudited consolidated net loss of $3.0 billion reflects non-cash charges totaling $1.7 billion (which are discussed in Notes 6, 7 and 8 below), a significant decline in passenger mile yield, historically high aircraft fuel prices and other cost pressures. Our cash and cash equivalents at September 30, 2004 were $1.4 billion, down from $2.7 billion at December 31, 2003. These results are unsustainable and underscore the urgent need to reduce our cost structure.

      In light of our losses and the decline in our cash and cash equivalents, we must make permanent structural changes in the near term to appropriately align our cost structure with the depressed level of revenue we can generate in this business environment. Our cost structure is materially higher than that of low-cost carriers. Moreover, other hub-and-spoke airlines, such as American Airlines, United Airlines and US Airways, have significantly reduced their costs through bankruptcy or the threat of bankruptcy. As a result, our unit costs have gone from being among the lowest of the hub-and-spoke airlines to among the highest, a result that places us at a serious competitive disadvantage.

Our Transformation Plan

      At the end of 2003, we began a strategic reassessment of our business. The goal of this project was to develop and implement a comprehensive and competitive business strategy that addresses the airline industry environment and positions us to achieve long-term sustained success. As part of this project, we evaluated the appropriate cost reduction targets and the actions we should take to seek to achieve these targets.

      On September 8, 2004, we outlined key elements of our transformation plan, which is intended to achieve the cost savings and other benefits that we believe are necessary to effect an out-of-court

DELTA AIR LINES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

restructuring. The initiatives that we announced are part of our overall strategic reassessment of our business discussed above.

      Our transformation plan is intended to deliver approximately $5 billion in annual benefits by 2006 (as compared to 2002) while also improving the service offered by us to our customers. The plan calls for over 51% of our network to be restructured by January 31, 2005, along with improvements to our product and services, network and fleet, and operational efficiencies and productivity immediately and over the next three years. We believe that we are on track to achieve, by the end of 2004, approximately $2.3 billion of the approximately $5 billion annual target through previously implemented initiatives under our profit improvement program, which began in 2002. Because our cost reduction targets are substantial, we believe that our key stakeholder groups, such as our employees, lenders, lessors and vendors, must participate in the process if we are to be successful.

      Our transformation plan includes the following targeted annual benefits:

	2005	2006

	(In millions)
Non-pilot operational improvements	$1,075	$1,600
Pilot cost reduction	900	1,000
Other benefits	135	125

Total	$2,110	$2,725

Non-Pilot Operational Improvements

      Non-pilot operational improvements consist of (1) technology and productivity enhancements; (2) the elimination of 6,000-7,000 non-pilot jobs over the next 18 months; (3) non-pilot pay and benefit savings, including an across-the-board pay reduction of 10% for executives, supervisory, administrative, and frontline employees; (4) dehubbing of our Dallas/ Ft. Worth operation effective January 31, 2005 and re-deploying those assets to grow our other hub operations which we believe will generate incremental revenue; and (5) redesigning our primary hub at Atlanta’s Hartsfield-Jackson International Airport to a planned continuous, “un-banked” hub and then expanding this concept to our other hubs, which we also believe will generate incremental revenue.

      In connection with our transformation plan, we expect to record significant one-time adjustments. These adjustments relate to, among other things, (1) a gain from the elimination of the subsidy we offered for retiree and survivor healthcare coverage; (2) charges from voluntary and involuntary employee reduction programs and (3) facility exit costs and other asset related charges. We cannot reasonably estimate the net impact of these adjustments at this time.

Pilot Cost Reduction

      Our pilot cost structure is significantly higher than that of our competitors and must be reduced in order for us to compete effectively.

      On November 11, 2004, we and our pilots union entered into an agreement that will provide us with $1 billion in long-term, annual cost savings through a combination of changes in wages, pension and other benefits and work rules. The agreement (1) includes a 32.5% reduction to base pay rates on December 1, 2004; (2) does not include any scheduled increases in base pay rates; and (3) includes benefit changes such as a 16% reduction in vacation pay, increased cost sharing for active pilot and retiree medical benefits, the amendment of the defined benefit pension plan to stop service accrual as of December 31, 2004, and the establishment of a defined contribution pension plan as of January 1, 2005. The agreement

DELTA AIR LINES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

also states certain limitations on our ability to seek to modify it if we file for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The agreement becomes amendable on December 31, 2009.

Other Benefits

      Our transformation plan also targets other benefits through concessions from aircraft lessors, creditors and other vendors. We are in discussions with certain aircraft lessors, creditors and other vendors with which we do business to obtain concessions from those parties.

Equity Grants

      As part of our transformation plan, we will provide an employee incentive program for U.S. based employees, including pilots. One element of this program is a broad-based, non-qualified stock option plan. On November 11, 2004, we granted to approximately 60,000 employees (excluding officers and directors) stock options to purchase a total of approximately 63 million shares of common stock. The exercise price of the stock options is equal to the closing price of our common stock on the New York Stock Exchange on the date of the grant. The options will become exercisable in three equal installments on the first, second and third anniversaries of the grant date, and unexercised stock options will expire at the close of business on the sixth anniversary of the grant date.

      In addition, we expect to issue up to 12 million shares of common stock to (1) holders of Delta’s unsecured 7.7% Notes due 2005 who exchange those notes for newly issued unsecured 8.0% Notes due 2008; and (2) aircraft lessors and lenders who participate in our aircraft financing concession program.

Liquidity

      Our unencumbered assets are limited, our credit ratings have been substantially lowered and our cost structure is materially higher than that of our competitors. Except for commitments to finance our purchase of regional jet aircraft, we had no available lines of credit at September 30, 2004. Continued losses of the magnitude we recorded in 2003 and in the nine months ended September 30, 2004 are unsustainable, and we have significant obligations due in 2005 and thereafter, including significant debt maturities, operating lease payments, purchase obligations and required pension funding.

      Subsequent to September 30, 2004, we announced the following transactions intended to improve our liquidity: (1) we amended an exchange offer under which, among other things, eligible holders of up to $235 million aggregate amount of our 7.78% Series 2000-1C Pass Through Certificates due 2005 and 7.30% Series 2001-1C Pass Through Certificates due 2006 could exchange those securities for a like principal amount of our newly issued 9.5% Senior Secured Notes due 2008; (2) we entered into an agreement with holders of approximately $135 million aggregate principal amount of 7.7% Notes due 2005 to exchange those notes for a like principal amount of newly issued 8.0% Notes due 2007 and approximately 5.5 million shares of our common stock; and (3) we entered into two separate commitment letters with American Express Travel Related Services Company, Inc. (Amex) and GE Commercial Finance (GE) under which those companies agreed to provide us (subject to a number of significant conditions) with a total of $1 billion of new financing. These transactions, if consummated, will result in the encumbrance of most of our remaining unencumbered assets. The securities offered in the exchange offers have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. For additional information about these transactions, see Note 14 of the Notes to the Condensed Consolidated Financial Statements in this Prospectus.

      The foregoing initiatives are part of our intensive effort to effect a successful out-of-court restructuring, but there can be no assurance this effort will succeed. If we cannot achieve a competitive

DELTA AIR LINES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

cost structure, do not regain sustained profitability or are not able to consummate our financings with Amex and GE, we will need to seek to restructure under Chapter 11 of the U.S. Bankruptcy Code.

      In addition, our liquidity needs will increase to the extent we are unsuccessful in realizing any of the approximately $5 billion of targeted annual benefits. Similarly, to the extent that any of the other assumptions underlying our business plan prove to be incorrect, we expect that our liquidity needs could change materially. For example, if oil prices stay at current levels of approximately $50 per barrel instead of declining to an average of $40 per barrel in 2005 and an average of $35 per barrel in 2006 as we assume in our business plan, we estimate that our liquidity needs would increase by an additional $600 million in 2005 and an additional $900 million in 2006. To the extent our liquidity needs increase beyond the amounts in our business plan, we may be unable to satisfy such needs and we would then need to seek to restructure under Chapter 11 of the U.S. Bankruptcy Code.

      These matters raise substantial doubt about our ability to continue on a going concern basis. Our Condensed Consolidated Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the accompanying Condensed Consolidated Financial Statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Stock-Based Compensation

      We account for our stock-based compensation plans under the intrinsic value method in accordance with Accounting Principles Bulletin (APB) Opinion 25, “Accounting for Stock Issued to Employees,” (APB 25) and related interpretations. For additional information about our stock-based compensation plans, see Note 12 of the Notes to the Consolidated Financial Statements in our Form 10-K. No stock option compensation expense is recognized in our Consolidated Statements of Operations because all stock options granted had an exercise price equal to the fair value of the underlying common stock on the grant date.

      The estimated fair values of our stock options are derived using a Black-Scholes model. The following table includes the assumptions used in estimating fair values and the resulting weighted average fair value of stock options granted in the periods presented:

	Stock Options Granted During the

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

Assumption	2004(1)	2003(1)	2004	2003

Risk-free interest rate	—	—	2.6%	2.2%
Average expected life of stock options (in years)	—	—	4.0	5.2
Expected volatility of common stock	—	—	58.3%	54.3%
Expected annual dividends on common stock	$—	$—	$—	$—
Weighted average fair value of a stock option granted	$—	$—	$5	$7

(1)	There were no stock options granted during the three months ended September 30, 2004 and 2003.

DELTA AIR LINES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The following table shows what our net loss and loss per share would have been for the three and nine months ended September 30, 2004 and 2003, had we accounted for our stock-based compensation plans under the fair value method of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation” (SFAS 123), as amended:

	Three Months
	Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

	(In millions, except per share data)
Net loss:
As reported	$(646)	$(164)	$(2,992)	$(446)
Stock option compensation expense determined under the fair value based method, net of tax	(4)	(8)	(12)	(24)

As adjusted for the fair value method under SFAS 123	$(650)	$(172)	$(3,004)	$(470)

Basic and diluted loss per share:
As reported	$(5.16)	$(1.36)	$(24.06)	$(3.71)
As adjusted for the fair value method under SFAS 123	$(5.19)	$(1.43)	$(24.16)	$(3.91)

2.	New Accounting Standard

      In September 2004, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue 04-08, “The Effect of Contingently Convertible Debt on Diluted Earnings per Share” (EITF 04-08). This EITF requires shares of common stock issuable upon conversion of contingently convertible debt instruments to be included in the calculation of diluted earnings per share whether or not the contingent conditions for conversion have been met, unless the inclusion of these shares is anti-dilutive. Previously, shares of common stock issuable upon conversion of contingently convertible debt securities were excluded from the calculation of diluted earnings per share.

      EITF 04-08 is effective for reporting periods ending after December 15, 2004. If applicable, EITF 04-08 will require the restatement of prior period diluted earnings per share amounts. We have outstanding two classes of contingently convertible debt securities: (1) our 8.0% Convertible Senior Notes due 2023, which we issued in June 2003; and (2) our 2 7/8% Convertible Senior Notes due 2024, which we issued in February 2004. These debt securities are contingently convertible into 12.5 million and 23.9 million shares of our common stock, respectively, subject to adjustment in certain circumstances.

      When we adopt EITF 04-08 as of December 31, 2004, we will restate our diluted earnings per share for the three months ended June 30, 2003 to include the dilutive impact of the 12.5 million shares of common stock issuable upon conversion of our 8.0% Convertible Senior Notes. All other quarterly and annual diluted EPS calculations for periods ending before December 31, 2004 are unaffected by our adoption of EITF 04-08. Additionally, we will include the shares of common stock issuable upon conversion of our 8.0% Convertible Senior Notes and our 2 7/8% Convertible Senior Notes in our future diluted earnings per share calculations, unless the inclusion of these shares would be anti-dilutive.

3.	Derivative Instruments

      In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), we record all derivative instruments on our Consolidated Balance Sheets at fair value and recognize certain changes in these fair values in our Consolidated Statements of Operations. SFAS 133 applies to the accounting for our fuel hedging program and our holdings of equity warrants and other

DELTA AIR LINES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

similar rights in certain companies. The impact of SFAS 133 on our Consolidated Statements of Operations is summarized as follows:

	Income (Expense)

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2004	2003	2004	2003

	(In millions)
Change in time value of fuel hedge contracts	$—	$(10)	$(18)	$(52)
Ineffective portion of fuel hedge contracts	—	3	(10)	22
Fair value adjustment of equity rights	(26)	6	(16)	14

Fair value adjustments of SFAS 133 derivatives, pretax	$(26)	$(1)	$(44)	$(16)

      The fair value of our equity warrants and other similar rights totaled $30 million at September 30, 2004 and December 31, 2003. The change in the fair value of these rights is recorded in fair value adjustments of SFAS 133 derivatives on our Consolidated Statements of Operations. For additional information about these equity interests, see Note 2 of the Notes to the Consolidated Financial Statements in this Prospectus.

4.	Debt

      The following table summarizes the scheduled maturities of our debt at September 30, 2004:

Principal
Years Ending December 31,	Amount

(In millions)
Three months ending December 31, 2004	$129
2005	1,251
2006	722
2007	564
2008	1,321
After 2008	8,682

Total	$12,669

2 7/8 Convertible Senior Notes (2 7/8% Notes)

      In February 2004, we issued $325 million principal amount of 2 7/8% Notes due 2024. For additional information about our 2 7/8% Notes, see Note 22 of the Notes to the Consolidated Financial Statements in this Prospectus.

General Electric Capital Corporation (GECC) Agreements

      In July 2004, we entered into amendments to three of our secured financing agreements with GECC (Spare Engines Loan, Aircraft Loan and Spare Parts Loan). This transaction increased our aggregate borrowings under these loan agreements by $380 million. As required by the amendments, we used $228 million of this amount to repurchase immediately $228 million principal amount of our Series 2001-1

DELTA AIR LINES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Enhanced Equipment Trust Certificates held by GECC, which were due in 2006 (2001 EETC). As a result of these amendments:

•	Spare Engines Loan. The principal amount of this loan increased by $113 million to $232 million. This loan is secured by (1) 96 specified spare Mainline aircraft engines, which constitute substantially all the spare Mainline aircraft engines owned by us (Engine Collateral) and (2) so long as certain letters of credit issued by GECC are outstanding, nine B-767-400 and three B-777-200 aircraft (Letter of Credit Aircraft Collateral). Borrowings under this loan are not repayable at our election prior to maturity.

•	Aircraft Loan. The principal amount of this loan increased by $43 million to $150 million. This loan is secured by five B-767-400 aircraft (Other Aircraft Collateral), the Engine Collateral and substantially all the Mainline aircraft spare parts now owned or subsequently purchased by us (Spare Parts Collateral). Borrowings under this loan are repayable at our election at any time, subject to prepayment fees on any prepayment.

•	Spare Parts Loan. The principal amount of this loan increased by $224 million to $310 million. This loan is secured by the Other Aircraft Collateral, the Engine Collateral and the Spare Parts Collateral. Borrowings under this loan are repayable at our election at any time after July 6, 2007, subject to prepayment fees on any prepayment.

•	Final Maturity Date. The final maturity date of each of the three financing agreements was extended from April 15, 2010 to July 7, 2011.

      In addition, prior to the amendments, the Engine Collateral secured, on a subordinated basis, up to $230 million of certain other existing debt and aircraft lease obligations to GECC and its affiliates. The amendments reduced this amount to $110 million on September 28, 2004.

Aircraft Financing Transactions

      On January 31, 2002, we entered into a facility to finance, on a secured basis at the time of acquisition, certain future deliveries of regional jet aircraft. At September 30, 2004, the total borrowings outstanding under this facility, as amended, were $146 million. Borrowings under this facility (1) are due between 366 days and 18 months after the date of borrowing (subject to earlier repayment if certain longer-term financing is obtained for these aircraft) and (2) bear interest at LIBOR plus a margin.

      During the nine months ended September 30, 2004, we entered into secured financing arrangements under which we borrowed a total of $566 million. These borrowings are due in installments through June 2020; are secured by 18 CRJ-200 and 18 CRJ-700 aircraft; and bear interest at LIBOR plus a margin. The proceeds from these borrowings were used to (1) repay $498 million of outstanding interim financing for 18 CRJ-200 and 12 CRJ-700 aircraft and (2) finance the purchase of six CRJ-700 aircraft delivered during the nine months ended September 30, 2004.

      During the March 2004 quarter, we entered into an agreement to purchase 32 CRJ-200 aircraft to be delivered in 2005. In conjunction with this agreement, we received a commitment from a third party to finance, on a secured basis at the time of acquisition, the future deliveries of these regional jet aircraft. Borrowings under this commitment (1) will be due in installments for 15 years after the date of borrowing and (2) bear interest at LIBOR plus a margin.

      For additional information about our debt, see Notes 6 and 22 of the Notes to the Consolidated Financial Statements in this Prospectus. For information about financing transactions that occurred subsequent to September 30, 2004, see Note 14 of the Notes to the Condensed Consolidated Financial Statements in this Prospectus.

DELTA AIR LINES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Commitments and Contingencies

Aircraft Order Commitments

      Future commitments for aircraft on firm order as of September 30, 2004 are estimated to be $4.3 billion. The following table shows the timing of these commitments:

Year Ending December 31,	Amount

(In millions)
Three months ending December 31, 2004	$146
2005	1,014
2006	717
2007	1,632
2008	380
After 2008	406

Total	$4,295

      The table above includes approximately $135 million for the three months ending December 31, 2004 for the purchase of regional jet aircraft. We have available to us long-term, secured financing commitments to fund a substantial portion of this amount.

      Our commitments for the year ending December 31, 2005 include (1) approximately $520 million related to our agreement to purchase 32 CRJ-200 aircraft, for which financing is available to us, on a long-term secured basis, at the time of acquisition of these aircraft and (2) approximately $415 million related to our commitment to purchase 11 B-737-800 aircraft, for which we have entered into a definitive agreement to sell to a third party immediately following delivery of these aircraft to us by the manufacturer in 2005. For additional information about these arrangements, see Note 4 of the Notes to the Condensed Consolidated Financial Statements in this Prospectus and Note 9 of the Notes to the Consolidated Financial Statements in this Prospectus, respectively.

Contract Carrier Agreement Commitments

      We have contract carrier agreements with three regional air carriers: Flyi, Inc. (formerly Atlantic Coast Airlines) (Flyi), Chautauqua Airlines, Inc. (Chautauqua) and SkyWest Airlines, Inc (SkyWest). Under these agreements, Flyi, Chautauqua, and SkyWest operate certain of their aircraft using our flight code; we schedule those aircraft and sell the seats on those flights; and we retain the related revenues. We pay those airlines an amount, as defined in the applicable agreement, which is based on their cost of operating those flights and other factors intended to approximate market rates for those services. The number of aircraft operated under these agreements at September 30, 2004 and September 30, 2003 totaled 126 and 125, respectively.

DELTA AIR LINES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      We have included the Available Seat Miles (ASMs) and Revenue Passenger Miles (RPMs), shown in the following table, related to our contract carrier agreements in our consolidated statistics on pages 5 and 20 of this Prospectus so that those statistics are more meaningful:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2004	2003	2004	2003

	(In millions)
ASMs(1)	1,419	1,414	4,196	3,695

RPMs(1)	1,055	1,010	3,016	2,617

(1)	Not subject to the review procedures of our Independent Registered Public Accounting Firm.

     In April 2004, we notified Flyi that we will terminate our contract carrier agreement with them, effective November 2004, due to their plans to change their business model by operating a new low-fare airline. In July 2004, Flyi exercised its right to require us to assume the leases on the 30 leased Fairchild Dornier FRJ-328 regional jet aircraft that it operates for us. We estimate that the total remaining operating lease payments on these 30 aircraft leases, when we are required to assume the leases, will be approximately $300 million. These operating lease payments will be made over the remaining terms of the aircraft leases, which are approximately 13 years. We expect that these 30 aircraft will remain in the Delta Connection carrier program, but will be operated for us by another carrier.

      We may terminate the SkyWest agreement without cause at any time by giving the airline certain advance notice. If we terminate the SkyWest agreement without cause, SkyWest has the right to assign to us leased regional jet aircraft which it operates for us, provided we are able to continue the leases on the same terms SkyWest had prior to the assignment.

      We may terminate the Chautauqua agreement, as amended, without cause at any time after November 2008 by giving the airline certain advance notice. If we terminate the Chautauqua agreement without cause, Chautauqua has the right to (1) assign to us leased aircraft that it operates for us, provided we are able to continue the leases on the same terms Chautauqua had prior to the assignment and (2) require us to purchase or sublease any of the aircraft that it owns and operates for us at the time of the termination. If we are required to purchase aircraft owned by Chautauqua, the purchase price would be equal to the amount necessary to (1) reimburse Chautauqua for the equity it provided to purchase the aircraft and (2) repay in full any debt outstanding at such time that is not being assumed in connection with such purchase. If we are required to sublease aircraft owned by Chautauqua, the sublease would have (1) a rate equal to the debt payments of Chautauqua for the debt financing of the aircraft calculated as if 90% of the aircraft was debt financed by Chautauqua and (2) specified other terms and conditions.

      We estimate that the total fair value, at December 31, 2003, of the aircraft that SkyWest or Chautauqua could assign to us or require that we purchase if we terminate without cause our contract carrier agreements with those airlines is approximately $630 million and $450 million, respectively. The actual amount that we may be required to pay in these circumstances may be materially different from these estimates.

      For additional information about our contract carrier agreements, see Notes 1 and 9 of the Notes to the Consolidated Financial Statements in this Prospectus.

Legal Contingencies

      We are involved in legal proceedings relating to antitrust matters, employment practices, environmental issues and other matters concerning our business. We are also a defendant in numerous

DELTA AIR LINES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

lawsuits arising out of the terrorist attacks of September 11, 2001. We cannot reasonably estimate the potential loss for certain legal proceedings because, for example, the litigation is in its early stages or the plaintiff does not specify the damages being sought. Although the ultimate outcome of our legal proceedings cannot be predicted with certainty, we believe that the resolution of these actions will not have a material adverse effect on our Consolidated Financial Statements.

War-Risk Insurance Contingency

      Under the 2003 Emergency Wartime Supplemental Appropriations Act, the U.S. government is currently providing U.S. airlines with war-risk insurance to cover losses, including those of terrorism, to passengers, third parties (ground damage) and the aircraft hull. On July 30, 2004, the Secretary of Transportation directed the Federal Aviation Administration to extend the war-risk insurance currently in force from August 31, 2004 to December 31, 2004. The U.S. government is considering legislative and administrative options to extend some or all of the war-risk insurance provided to U.S. airlines beyond December 31, 2004; however, there can be no assurance that such an extension will occur. The withdrawal of government support of airline war-risk insurance would require us to obtain insurance coverage commercially, which could have substantially less desirable coverage, may not be adequate to protect our risk of loss from future acts of terrorism and may result in a material increase to our operating expenses.

6.	Sale of Assets

      In September 2004, we entered into an agreement to sell to a third party our eight owned MD-11 aircraft and related inventory. We recorded a $40 million impairment charge during the September 2004 quarter related to the sale of the aircraft and expect to record an $11 million gain in the December 2004 quarter related to the sale of the inventory. The sale of this equipment was accounted for in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and EITF 00-21, “Revenue Arrangements with Multiple Deliverables.”

      At September 30, 2004, the aggregate net book value of the aircraft and inventory held for sale, adjusted for the impairment charge discussed above, was approximately $216 million. In October 2004, we completed this sale and received total proceeds of $227 million.

DELTA AIR LINES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Income Taxes

      Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. The following table shows significant components of our deferred tax assets and liabilities at September 30, 2004 and December 31, 2003:

	September 30,	December 31,
	2004	2003

	(In millions)
Net operating loss carryforwards	$2,471	$1,908
Additional minimum pension liability	1,397	1,454
AMT credit carryforwards	346	346
Other temporary differences (primarily employee related benefits)	2,997	2,328
Valuation allowance	(1,934)	(25)

Total deferred tax assets	$5,277	$6,011

Temporary differences (primarily depreciation and amortization)	(5,471)	(4,849)

Total deferred tax liabilities	$(5,471)	$(4,849)

Net deferred tax (liabilities) assets	$(194)	$1,162

      The following table shows the current and noncurrent deferred tax (liabilities) assets, net recorded on our Consolidated Balance Sheets at September 30, 2004 and December 31, 2003:

	September 30,	December 31,
	2004	2003

	(In millions)
Current deferred tax assets, net	$38	$293
Noncurrent deferred tax (liabilities) assets, net	(232)	869

Net deferred tax (liabilities) assets	$(194)	$1,162

      In accordance with SFAS No. 109, “Accounting for Income Taxes” (SFAS 109), the current and noncurrent components of our deferred tax balances are based on the balance sheet classification of the asset or liability creating the temporary difference. If the deferred tax asset or liability is not based on a component of our balance sheet, such as our net operating loss carryforwards, the classification is presented based on the expected reversal date of the temporary difference. Our valuation allowance has been classified as current or noncurrent based on the percentages of current and noncurrent deferred tax assets to total deferred tax assets.

      At September 30, 2004, we had $346 million of federal alternative minimum tax credit carryforwards, which do not expire. We also had federal and state pretax net operating loss carryforwards of approximately $6.3 billion at September 30, 2004, substantially all of which will not begin to expire until 2022. However, in the event we seek to restructure our costs under Chapter 11 of the U.S. Bankruptcy Code, our ability to utilize our net operating loss carryforwards may be significantly limited. This could result in the need for an additional valuation allowance, which may be material.

Valuation Allowance

      SFAS 109 requires us to periodically assess whether it is more likely than not that we will generate sufficient taxable income to realize our deferred income tax assets. In making this determination, we consider all available positive and negative evidence and make certain assumptions. We consider, among

DELTA AIR LINES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

other things, our deferred tax liabilities; the overall business environment; our historical earnings and losses; our industry’s historically cyclical periods of earnings and losses; and our outlook for future years.

      In the June 2004 quarter, we determined that it was unclear as to the timing of when we will generate sufficient taxable income to realize our deferred income tax assets. This was primarily due to higher than expected fuel costs and lower than anticipated domestic passenger mile yields, which caused our actual and anticipated financial performance for 2004 to be significantly worse than we originally projected. Accordingly, at June 30, 2004, we recorded an additional valuation allowance against our deferred income tax assets, which resulted in a $1.5 billion non-cash charge to income tax expense on our Consolidated Statement of Operations for the three months ended June 30, 2004. In addition, we discontinued recording income tax benefits in our Consolidated Statement of Operations until we determine that it is more likely than not that we will generate sufficient taxable income to realize our deferred income tax assets.

      In the September 2004 quarter, we recorded an adjustment to our valuation allowance against our net deferred income tax assets, which resulted in a $6.1 million income tax benefit on our Consolidated Statement of Operations for the three months ended September 30, 2004.

      For additional information about our income taxes see Note 10 of the Notes to the Consolidated Financial Statements this Prospectus.

8.	Employee Benefit Plans

Non-Cash Settlement Charges

      During the three and nine months ended September 30, 2004, we recorded non-cash settlement charges totaling $14 million and $131 million, respectively, in our Consolidated Statements of Operations. These charges relate to our defined benefit pension plan for pilots (Pilot Plan) and result from lump sum distributions to pilots who retired. We recorded these charges in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (SFAS 88). SFAS 88 requires settlement accounting if the cost of all settlements, including lump sum retirement benefits paid, in a year exceeds, or is expected to exceed, the total of the service and interest cost components of pension expense for the same period.

      In connection with these non-cash settlement charges, we remeasured the benefit plan obligation for the Pilot Plan as of March 31, 2004 and June 30, 2004 in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS 87). As a result of the remeasurements, for the nine months ended September 30, 2004, we reduced our additional minimum pension liability by recording adjustments totaling $147 million ($91 million net of tax) to accumulated other comprehensive loss and reduced by $158 million the Pilot Plan liability. These remeasurements will not have a material impact on our remaining 2004 pension expense.

      We estimate that we will record an additional non-cash settlement charge of approximately $120 million related to the Pilot Plan in the December 2004 quarter. This estimate could change because certain data used to calculate the settlement charge is not yet final.

DELTA AIR LINES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net Periodic Benefit Costs

      Net periodic benefit cost for the three months ended September 30, 2004 and 2003 included the following components:

			Other
			Postretirement
	Pension Benefits		Benefits

	2004	2003	2004	2003

	(In millions)
Service cost	$58	$55	$7	$8
Interest cost	189	177	29	41
Expected return on plan assets	(162)	(174)	—	—
Amortization of prior service cost (benefit)	4	3	(21)	(12)
Recognized net actuarial loss	50	23	1	2
Amortization of net transition obligation	2	2	—	—
Settlement charge	14	—	—	—

Net periodic benefit cost	$155	$86	$16	$39

      Net periodic benefit cost for the nine months ended September 30, 2004 and 2003 included the following components:

			Other
			Postretirement
	Pension Benefits		Benefits

	2004	2003	2004	2003

	(In millions)
Service cost	$176	$165	$22	$24
Interest cost	565	531	92	123
Expected return on plan assets	(496)	(522)	—	—
Amortization of prior service cost (benefit)	12	9	(59)	(36)
Recognized net actuarial loss	145	69	5	6
Amortization of net transition obligation	6	6	—	—
Settlement charge	131	—	—	—
Curtailment loss (gain)	—	47	—	(4)

Net periodic benefit cost	$539	$305	$60	$113

Pension Contributions

      Pension contributions to our qualified defined benefit pension plans during 2004 totaled $455 million, $410 million of which was contributed during the nine months ended September 30, 2004. Subsequent to the September 2004 quarter, we contributed the remaining $45 million.

      For additional information about our benefit plans, see Note 11 of the Notes to the Consolidated Financial Statements in this Prospectus.

9.	Shareowners’ Deficit

      During the nine months ended September 30, 2004, we distributed from treasury (1) 3.9 million shares of our common stock for redemptions of our Series B ESOP Convertible Preferred Stock (ESOP Preferred Stock) under our Delta Family-Care Savings Plan and (2) a total of 95,837 shares of our

DELTA AIR LINES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

common stock under our 2000 Performance Compensation Plan and our Non-Employee Directors’ Stock Plan. At September 30, 2004, accumulated but unpaid dividends on our ESOP Preferred Stock totaled $30 million and are recorded in accounts payable, deferred credits and other accrued liabilities on our Consolidated Balance Sheet. For additional information about our stock compensation plans and our ESOP Preferred Stock, see Note 12 of the Notes to the Consolidated Financial Statements in this Prospectus.

10.	Comprehensive Income (Loss)

      Comprehensive income (loss) includes (1) reported net income (loss); (2) additional minimum pension liability adjustments; and (3) unrealized effective gains and losses on fuel derivative instruments that qualify for hedge accounting. The following table shows our comprehensive loss for the three and nine months ended September 30, 2004 and 2003:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2004	2003	2004	2003

	(In millions)
Net loss	$(646)	$(164)	$(2,992)	$(446)
Other comprehensive income (loss)	17	(13)	68	68

Comprehensive loss	$(629)	$(177)	$(2,924)	$(378)

      The following table shows the components of accumulated other comprehensive loss at September 30, 2004 and the activity for the nine months then ended:

	Additional		Accumulated
	Minimum	Fuel	Other
	Pension	Derivative	Comprehensive
	Liability	Instruments	Loss

	(In millions)
Balance at December 31, 2003	$(2,372)	$34	$(2,338)
Minimum pension liability adjustment	147	—	147
Unrealized gain	—	50	50
Realized gain	—	(87)	(87)
Tax effect	(56)	14	(42)

Net of tax	91	(23)	68

Balance at September 30, 2004	$(2,281)	$11	$(2,270)

      We anticipate that the remaining pretax gains of $18 million related to our fuel hedge contracts settled prior to their scheduled settlement dates will be realized in the December 2004 quarter as the aircraft fuel purchases that were being hedged are consumed. These gains will be recognized as a reduction to aircraft fuel expense. For additional information about the settlement of our fuel hedge contracts, see Note 22 of the Notes to the Consolidated Financial Statements in this Prospectus. For information about our additional minimum pension liability, see Note 8 of the Notes to the Condensed Consolidated Financial Statements in this Prospectus and Note 11 of the Notes to the Consolidated Financial Statements in this Prospectus.

DELTA AIR LINES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Geographic Information

      We are managed as a single business unit that provides air transportation for passengers and cargo. For additional information about how we manage our business, see Note 14 of the Notes to the Consolidated Financial Statements in this Prospectus. Our operating revenues by geographic region are summarized in the following table:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2004	2003	2004	2003

	(In millions)
North America	$3,075	$2,966	$9,217	$8,677
Atlantic	600	525	1,581	1,316
Latin America	157	137	455	407
Pacific	39	29	108	77

Total	$3,871	$3,657	$11,361	$10,477

12.	Restructuring and Other Reserves

      The following table shows our restructuring and other reserve balances as of September 30, 2004 and the activity for the nine months then ended related to (1) facility closures and other costs and (2) severance and related costs:

		Severance and
		Related Costs

		2002	2001
		Workforce	Workforce
	Facilities	Reduction	Reduction
	and Other	Programs	Programs

	(In millions)
Balance at December 31, 2003	$47	$5	$1

Payments	(6)	(2)	(1)
Adjustments	(1)	(2)	—

Balance at September 30, 2004	$40	$1	$—

      The facilities and other reserve represents costs related primarily to (1) lease payments to be paid on closed facilities and (2) contract termination fees. The reserve for the 2002 workforce reduction programs primarily represents employee severance costs.

      During the nine months ended September 30, 2004, we recorded adjustments totaling $3 million related to the 2002 workforce reduction programs reserve and to the facilities and other reserve based on revised estimates of remaining costs. For additional information about our charges for restructuring and related items recorded in prior years, see Notes 15 and 16 of the Notes to the Consolidated Financial Statements in this Prospectus.

DELTA AIR LINES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Earnings (Loss) Per Share

      We calculate basic earnings (loss) per share by dividing net income (loss) available to common shareowners by the weighted average number of common shares outstanding. To the extent shares of common stock underlying stock options and convertible securities are dilutive, they are included in the calculation of diluted earnings (loss) per share. The following table shows our computation of basic and diluted loss per share:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2004	2003	2004	2003

	(In millions, except per share data)
Basic and diluted:
Net loss	$(646)	$(164)	$(2,992)	$(446)
Dividends on allocated Series B ESOP Convertible Preferred Stock	(5)	(4)	(14)	(12)

Net loss available to common shareowners	$(651)	$(168)	$(3,006)	$(458)

Weighted average shares outstanding	126.2	123.4	124.9	123.4

Basic and diluted loss per share	$(5.16)	$(1.36)	$(24.06)	$(3.71)

      For the three and nine months ended September 30, 2004, we excluded from the diluted loss per share computation (1) 36.2 million and 37.1 million stock options, respectively, because the exercise price of these stock options was greater than the average price of our common stock; (2) 7.1 million and 7.0 million additional shares, respectively, primarily related to our ESOP Preferred Stock, because the effect on our loss per share was anti-dilutive; and (3) 12.5 million and 23.9 million shares of common stock issuable upon conversion of our 8% Convertible Senior Notes and our 2 7/8% Convertible Senior Notes, respectively, because the contingent conditions for conversion had not been met.

      For the three and nine months ended September 30, 2003, we excluded from the diluted loss per share computation (1) 34.3 million and 45.5 million stock options, respectively, because the exercise price of these stock options was greater than the average price of our common stock; (2) 7.3 million and 7.0 million additional shares, respectively, primarily related to our ESOP Preferred Stock, because their effect on our loss per share was anti-dilutive; and (3) 12.5 million shares of common stock issuable upon conversion of our 8% Convertible Senior Notes because the contingent conditions for conversion had not been met.

      For additional information about our 8% Convertible Senior Notes and our 2 7/8% Convertible Senior Notes, see Note 2 of the Notes to the Condensed Consolidated Financial Statements in this Prospectus and Notes 6 and 22, respectively, of the Notes to the Consolidated Financial Statements in this Prospectus.

14.	Subsequent Events

Debt Exchange Offer (Exchange Offer)

      In October 2004, we amended the Exchange Offer under which, among other things, eligible holders of up to $235 million aggregate principal amount of our 7.78% Series 2000-1C Pass Through Certificates due 2005 and 7.30% Series 2001-1C Pass Through Certificates due 2006 (collectively, Short-Term Existing Securities) could exchange those securities for a like principal amount of our newly issued 9.5% Senior Secured Notes due 2008 (9.5% New Notes). The 9.5% New Notes will (1) be secured by a

DELTA AIR LINES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

pool of 32 of our unencumbered mainline aircraft (consisting of 16 MD-88, five MD-90, six B-757-200, one B-767-300 and four B-767-300 ER aircraft) and (2) amortize from 2006 through 2008. Approximately $252 million aggregate principal amount of the Short-Term Existing Securities have been tendered in the Exchange Offer, which is scheduled to be completed on November 23, 2004. Based on the limited number of tenders to date for the other securities subject to the Exchange Offer (the Intermediate and Long-Term Existing Securities), we expect that the Exchange Offer will be unsuccessful with respect to such other classes and that we will seek to use the collateral originally reserved for the Intermediate and Long-Term Securities to secure alternative financing.

      The Exchange Offer is subject to a number of significant conditions which we may waive or amend in our sole discretion. The Exchange Offer is also subject to a condition, that we may not waive, that we have entered into a new collective bargaining agreement with ALPA that provides, in our judgment, at least $1 billion of annual cost reductions by 2006. We believe the new agreement we have entered into with our pilots, described in Note 1 of the Notes to the Condensed Consolidated Financial Statements in this Prospectus, satisfies this requirement. The securities offered in the Exchange Offer have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Agreement with Holders of 7.7% Notes Due 2005

      On October 25, 2004, we entered into an agreement with the holders of approximately $135 million aggregate principal amount of our unsecured 7.7% Notes due 2005 to exchange those notes for (1) a like principal amount of newly issued unsecured 8.0% Senior Notes due 2007; and (2) a pro rata allocation of a number of shares of our common stock equal to $22.5 million divided by the average price per share of our common stock over a specified measurement period. We will issue a total of approximately 5.5 million shares of our common stock upon the consummation of this transaction.

      The completion of this transaction is subject to a number of conditions, including the requirement that we have entered into a new collective bargaining agreement with ALPA that provides, in our judgment, at least $1 billion of annual cost reductions by 2006. We believe the new agreement we have entered into with our pilots, described in Note 1 of the Notes to the Condensed Consolidated Financial Statements in this Prospectus, satisfies this requirement. The 8.0% Senior Notes and the related shares of our common stock have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Financing Commitment with American Express Travel Related Services Company, Inc. (Amex)

      On October 25, 2004, we entered into a commitment letter with Amex to provide us with up to $600 million of financing. Up to $100 million of this financing will be in the form of a loan from Amex as part of the new credit facility currently being negotiated with GE Commercial Finance as discussed below (Third Party Loan Facility), and $500 million of this amount will be in the form of a prepayment of SkyMiles.

      The prepayment of SkyMiles by Amex will be made in two installments, each in an amount of $250 million, and each subject to significant conditions. The first installment will be paid upon timely satisfaction of certain conditions including, without limitation, the following:

•	the completion of the Exchange Offer with respect to the Short-Term Existing Securities on substantially the terms discussed above in this Note 14;

•	with respect to the Third Party Loan Facility, the full amount of the term loan and the revolving loan has been drawn by us, or is available to be drawn by us, respectively;

DELTA AIR LINES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	our determination that there are anticipated annual benefits sufficient for us to achieve financial viability in an out-of-court restructuring, including reduction of pilot costs of at least $1 billion annually by 2006 (which condition we believe is satisfied by the new pilot contract) and achievement of other benefits of at least $1.7 billion annually by 2006 (in addition to the $2.3 billion of annual benefits expected to be achieved by the end of 2004 through previously implemented profit improvement initiatives);

•	satisfaction by Amex with the nature, priority and amount of collateral provided by us with respect to our obligations under the prepayment transaction;

•	there has been no material adverse change (as defined) in our business or financial condition;

•	Amex shall be reasonably satisfied with any change in our business plan that differs materially and adversely from our current business plan; and

•	execution of the prepayment transaction documents.

      The second prepayment installment will be made on a date specified by us that is at least 90 days after the first prepayment installment and will be subject to the following conditions, among others:

•	there exists no material default by us (as this term is defined by mutual agreement between us and Amex); and

•	there has been no material adverse change (as defined) in our business or financial condition since the date of the first prepayment installment.

      The prepayments of SkyMiles will be credited in equal monthly installments toward SkyMiles purchases to be made by Amex during the 24-month period beginning on the first anniversary of the first prepayment and ending on the third anniversary of that installment. Amex’s right to recover the prepayments will be secured on a senior basis by our right to payment for purchased SkyMiles and related assets, and on a junior basis by the collateral securing the Third Party Loan Facility described below in this Note 14.

      Also subsequent to September 30, 2004, we signed agreements with Amex for a multi-year extension of our co-branded credit card, Membership Rewards and merchant services relationships.

Financing Commitment with GE Commercial Finance (GE)

      On November 1, 2004, we entered into a commitment letter with GE to provide us with up to $500 million of financing. $300 million of this financing will be in the form of a senior secured revolving credit facility, and $200 million of this amount will be in the form of a senior secured term loan. Up to $100 million of the financing will be provided by Amex as discussed above.

      The $300 million revolving credit facility will be (1) collateralized on a senior basis by a portion of our accounts receivable and on a junior basis by the collateral securing the term loan and the collateral securing the SkyMiles facility, (2) subject to asset borrowing base limits and (3) subject to a $50 million reserve. It will mature three years from the closing date.

      The $200 million term loan will be (1) collateralized on a senior basis by a pool of a substantial portion of our remaining unencumbered assets and on a junior basis by the collateral securing the credit facility and the collateral securing the SkyMiles facility, and (2) subject to asset borrowing base limits. The collateral pool includes aircraft, real property, spare parts, flight simulators, ground equipment, landing slots, international routes and a pledge of stock of subsidiaries and other investments. The term loan will be payable in 12 equal monthly installments beginning on the second anniversary of the closing date.

DELTA AIR LINES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      GE’s financing commitment is subject to significant conditions including, without limitation:

•	completion of due diligence by GE;

•	our determination that there are anticipated annual benefits sufficient for us to achieve financial viability in an out-of-court restructuring, including reduction of costs and other benefits of at least $2.7 billion annually by 2006 (in addition to the $2.3 billion of annual benefits expected to be achieved by the end of 2004 through previously implemented profit improvement initiatives);

•	GE has received our detailed operating budget for the 36 month period following closing of the facility in form and substance reasonably satisfactory to GE;

•	the definitive credit facility documentation will be mutually acceptable to the parties;

•	there has been no material adverse effect (as defined) on our business or financial condition; and

•	immediately prior to the closing, we shall have at least $1 billion of cash on hand.

Sale of Orbitz Investment

      During November 2004, we completed the sale of our investment in Orbitz, Inc. (Orbitz) for approximately $143 million. This transaction will result in the recognition of a pre-tax gain totaling approximately $124 million during the December 2004 quarter.

      We previously accounted for our investment in Orbitz under the equity method. Our equity earnings from this investment were not material for the three and nine month periods ended September 30, 2004 and 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of

Delta Air Lines, Inc.
Atlanta, Georgia

      We have reviewed the accompanying consolidated balance sheet of Delta Air Lines, Inc. and subsidiaries (the “Company”) as of September 30, 2004, and the related consolidated statements of operations for the three-month and nine-month periods ended September 30, 2004 and 2003, and the condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2004 and 2003. These interim financial statements are the responsibility of the Company’s management.

      We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

      Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

      The accompanying condensed consolidated interim financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the condensed consolidated interim financial statements and Note 1 to the annual financial statements for the year ended December 31, 2003 (presented elsewhere in this Prospectus), certain conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the respective financial statements.

      We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2003, and the related consolidated statements of operations, cash flows and shareowners’ (deficit) equity for the year then ended (presented elsewhere in this Prospectus); and in our report dated March 12, 2004 (September 14, 2004 as to matters under captions “Business Environment” and “Reclassifications” in Note 1), we expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph concerning matters that raise substantial doubt about the Company’s ability to continue as a going concern. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2003 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/S/ DELOITTE & TOUCHE LLP

Atlanta, Georgia

November 15, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Amount
to be Paid

Registration fee	$24,580
Trustees fees and expenses	2,500
Printing	25,000
Legal fees and expenses (including Blue Sky fees)	150,000
Accounting fees and expenses	30,000
Miscellaneous	2,920

Total	$235,000

      Each of the amounts set forth above, other than the Registration fee, is an estimate.

Item 14.	Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

      Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate of Incorporation provides for such limitation of liability.

      The Registrant maintains standard policies of insurance under which coverage is provided (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (ii) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 15.	Recent Sales of Unregistered Securities.

      Since December 17, 2001, the Registrant has sold the following securities without registration under the Securities Act of 1933:

Effective as of November 24, 2004, Delta issued $135,202,000 aggregate principal amount of 8.00% Senior Notes due 2007 and an aggregate of 5,488,054 shares of its common stock in exchange for $135,202,000 aggregate principal amount of its outstanding 7.70% Notes due 2005 in reliance upon Section 4(2) of the Securities Act of 1933, as amended.

On November 24, 2004, Delta issued an aggregate of 4,354,724 shares of its common stock to aircraft lessors and lenders in connection with such lessors and lenders entering into definitive agreements under which Delta expects to receive average annual concessions of approximately $57 million between 2005 and 2009. The shares were issued in reliance upon Section 4(2) of the Securities Act of 1933, as amended.

On November 24, 2004, Delta issued an aggregate of $235 million of 9.50% Senior Secured Notes due 2008 in exchange for approximately $237 million aggregate principal amount of outstanding enhanced pass through certificates due in 2005 and 2006. The notes were issued in reliance upon Section 4(2) of the Securities Act of 1933, as amended.

In February 2004, Delta issued $325 million principal amount of 2 7/8% Notes due 2024, which notes are convertible under certain circumstances into shares of our common stock at a conversion rate of 73.6106 shares of common stock per $1,000 principal amount of 2 7/8% Notes, subject to adjustment in certain circumstances, which is equivalent to a conversion price of approximately $13.59 per share of common stock.

In June 2003, Delta issued $350 million principal amount of 8.00% Notes due 2023, which notes are convertible under certain circumstances into shares of our common stock at a conversion rate of 35.7143 shares of common stock per $1,000 principal amount of 8.00% Notes, subject to adjustment in certain circumstances, which is equivalent to a conversion price of approximately $28.00 per share of common stock.

Since December 1, 2003, Delta has used shares of its common stock rather than cash to redeem Series B Preferred Stock when redemptions are required under the Delta Family-Care Savings Plan. The number of shares issuable by Delta is based on the fair value of such shares at the time of issuance. Between December 1, 2003 and January 31, 2005, Delta has issued an aggregate of approximately 3,665,289 million shares of common stock, in exchange transactions in reliance upon Section 3(a)(9) of the Securities Act of 1933, as amended, in satisfaction of redemption obligations with respect to 306,189 shares of Series B Preferred Stock.

Item 16.	Exhibits and Financial Statement Schedules.

      (a) The following exhibits are filed as part of this Registration Statement:

3	.1.	Delta’s Certificate of Incorporation (Filed as Exhibit 3.1 to Delta’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).*
3.2		Delta’s By-Laws (Filed as Exhibit 3 to Delta’s Current Report on Form 8-K as filed on January 27, 2005).*
4	.1.	Rights Agreement dated as of October 24, 1996, between Delta and First Chicago Trust Company of New York, as Rights Agent, as amended by Amendment No. 1 thereto dated as of July 22, 1999 (Filed as Exhibit 1 to Delta’s Form 8-A/ A Registration Statement dated November 4, 1996, and Exhibit 3 to Delta’s Amendment No. 1 to Form 8-A/ A Registration Statement dated July 30, 1999).*
4	.2.	Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock and Series D Junior Participating Preferred Stock (Filed as part of Exhibit 3.1 to Delta’s Annual Report on Form 10-K for the year ended December 31, 2003).*
4	.3.	Indenture dated as of March 1, 1983, between Delta and The Citizens and Southern National Bank, as trustee, as supplemented by the First and Second Supplemental Indentures thereto dated as of January 27, 1986 and May 26, 1989, respectively (Filed as Exhibit 4 to Delta’s Registration Statement on Form S-3 (Registration No. 2-82412), Exhibit 4(b) to Delta’s Registration Statement on Form S-3 (Registration No. 33-2972), and Exhibit 4.5 to Delta’s Annual Report on Form 10-K for the year ended June 30, 1989).*

4	.4.	Third Supplemental Indenture dated as of August 10, 1998, between Delta and The Bank of New York, as successor trustee, to the Indenture dated as of March 1, 1983, as supplemented, between Delta and The Citizens and Southern National Bank of Florida, as predecessor trustee (Filed as Exhibit 4.5 to Delta’s Annual Report on Form 10-K for the year ended June 30, 1998).*
4	.5.	Indenture dated as of April 30, 1990, between Delta and The Citizens and Southern National Bank of Florida, as trustee (Filed as Exhibit 4(a) to Amendment No. 1 to Delta’s Registration Statement on Form S-3 (Registration No. 33-34523)).*
4	.6.	First Supplemental Indenture dated as of August 10, 1998, between Delta and The Bank of New York, as successor trustee, to the Indenture dated as of April 30, 1990, between Delta and The Citizens and Southern National Bank of Florida, as predecessor trustee (Filed as Exhibit 4.7 to Delta’s Annual Report on Form 10-K for the year ended June 30, 1998).*
4	.7.	Indenture dated as of May 1, 1991, between Delta and The Citizens and Southern National Bank of Florida, as Trustee (Filed as Exhibit 4 to Delta’s Registration Statement on Form S-3 (Registration No. 33-40190)).*
4	.8.	Indenture dated as of December 14, 1999, between Delta and The Bank of New York, as Trustee, relating to $500 million of 7.70% Notes due 2005, $500 million of 7.90% Notes due 2009 and $1 billion of 8.30% Notes due 2029. (Filed as Exhibit 4.2 to Delta’s Registration Statement on Form S-4 (Registration No. 333-94991)).*
4	.9.	Indenture, dated as of November 24, 2004 between Delta and The Bank of New York, as Trustee, relating to $135,202,000 principal amount of 8.00% Notes due 2007.***
4	.10.	Registration Rights Agreement dated as of November 24, 2004 between Delta and the holders listed therein relating to $135,202,000 principal amount of 8.00% Notes due 2007.***
4	.11.	Registration Rights Agreement dated as of November 24, 2004 between Delta and the holders listed therein, relating to 5,488,054 shares of common stock.***
4	.12.	Registration Rights Agreement dated as of November 15, 2004 between Delta and the Aircraft Parties, relating to 4,350,000 shares of common stock.***

Delta is not filing any other instruments evidencing any indebtedness because the total amount of securities authorized under any single such instrument does not exceed 10% of the total assets of Delta and its subsidiaries on a consolidated basis. Copies of such instruments will be furnished to the Securities and Exchange Commission upon request.

5	.1.	Opinion of Leslie P. Klemperer, Vice President — Deputy General Counsel, regarding the validity of the securities.
10	.1.	Purchase Agreement No. 2022 between Boeing and Delta relating to Boeing Model 737-632/-732/-832 Aircraft (Filed as Exhibit 10.3 to Delta’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).*/**
10	.2.	Purchase Agreement No. 2025 between Boeing and Delta relating to Boeing Model 767-432ER Aircraft (Filed as Exhibit 10.4 to Delta’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).*/**
10	.3.	Letter Agreements related to Purchase Agreements No. 2022 and/or No. 2025 between Boeing and Delta (Filed as Exhibit 10.5 to Delta’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).*/**
10	.4.	Aircraft General Terms Agreement between Boeing and Delta (Filed as Exhibit 10.6 to Delta’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).*/**
10	.5.	Delta 2000 Performance Compensation Plan (Filed as Appendix A to Delta’s Proxy Statement dated September 15, 2000).*
10	.6.	First Amendment to Delta 2000 Performance Compensation Plan, effective April 25, 2003 (Filed as Exhibit 10.3 to Delta’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).*

10	.7.	Forms of Executive Retention Protection Agreements for Executive Officers and Senior Vice Presidents (Filed as Exhibit 10.16 of Delta’s Annual Report on Form 10-K for the year ended June 30, 1997).*
10	.8.	Agreement dated May 6, 2003, between Delta and the United States of America under Title IV of the Emergency Wartime Supplemental Appropriations Act (Filed as Exhibit 10.2 to Delta’s Form 10-Q for the quarter ended March 31, 2003).*
10	.9.	2002 Delta Excess Benefit Plan (Filed as Exhibit 10.1 to Delta’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).*
10	.10.	2002 Delta Supplemental Excess Benefit Plan (Filed as Exhibit 10.2 to Delta’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).*
10	.11.	Form of Excess Benefit Agreement between Delta and its officers (Filed as Exhibit 10.3 to Delta’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).*
10	.12.	Form of Non-Qualified Benefit Agreement between Delta and Vicki B. Escarra (Filed as Exhibit 10.19 to Delta’s Annual Report on Form 10-K for the year ended December 31, 2003).*
10	.13.	Delta’s 2002 Retention Program (Filed as Exhibit 10.1 to Delta’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).*
10	.14.	First Amendment to Delta’s 2002 Retention Program between Delta and Vicki B. Escarra (Filed as Exhibit 10.21 to Delta’s Annual Report on Form 10-K for the year ended December 31, 2003).*
10	.15.	Form of Executive Life Insurance Assignment Agreement executed by Vicki B. Escarra, dated July 1, 2003 (under cover of an executive summary) (Filed as Exhibit 10.4 to Delta’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).*
10	.16.	Directors’ Deferred Compensation Plan, as amended (Filed as Exhibit 10.1 to Delta’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).*
10	.17.	Directors’ Charitable Award Program (Filed as Exhibit 10 to Delta’s Current Report on Form 8-K as filed on January 27, 2005).*
10	.18.	Delta’s Non-Employee Directors’ Stock Plan (Filed as Exhibit 4.5 to Delta’s Registration Statement on Form S-8 (Registration No. 33-65391)).*
10	.19.	Delta’s Non-Employee Directors’ Stock Option Plan, as amended (Filed as Exhibit 10.2 to Delta’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).*
10	.20.	Credit Agreement dated as of November 30, 2004 among Delta Air Lines, Inc., the Other Credit Parties Signatory thereto, General Electric Capital Corporation and GECC Capital Markets Group, Inc. (Filed as Exhibit 99.1 to Delta’s Current Report on Form 8-K as filed on December 6, 2004).*
12	.1.	Statement regarding computation of ratio of earnings to fixed charges for the nine months ended September 30, 2004 and 2003 and each fiscal year in the five-year period ended December 31, 2003.***
15	.1.	Letter from Deloitte & Touche LLP regarding unaudited interim financial information.
16	.1.	Letter from Arthur Andersen LLP dated March 27, 2002 to the Securities and Exchange Commission (Filed as Exhibit 16 to Delta’s Form 10-K for the year ended December 31, 2001).*
21	.1.	Subsidiaries of the Registrant.***
23	.1.	Consent of Independent Registered Public Accounting Firm.
23	.2.	Consent of Leslie P. Klemperer, Vice President — Deputy General Counsel (see Exhibit 5.1).
23.3		Consent of Davis Polk & Wardwell
24	.1.	Powers of Attorney (included on the signature page).
25	.1.	Statement of Eligibility of Trustee.

*	Incorporated by reference.

**	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to Delta’s request for confidential treatment.

***	Previously filed.

      (b) The following financial statement schedule is filed as part of this Registration Statement:

Schedule II —	Valuation and Qualifying Accounts for the year ended December 31, 2001. The required information for the years ended December 31, 2003 and 2002 is included in Note 21 of the Notes to the Consolidated Financial Statements.

Item 17.	Undertakings

      The undersigned Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) To reflect in the prospectus any fact or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 10th day of February, 2005.

DELTA AIR LINES, INC.

By:	/s/ MICHAEL J. PALUMBO

Name: Michael J. Palumbo

Title:	Executive Vice President and Chief Financial Officer

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. Palumbo, Edward H. Bastian and Todd G. Helvie, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities as of February 10, 2005.

Signature		Title

* Gerald Grinstein		Chief Executive Officer and Director (Principal Executive Officer)

* John F. Smith, Jr.		Chairman of the Board

* Michael J. Palumbo		Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Edward H. Budd		Director

* David R. Goode		Director

* Karl J. Krapek		Director

* Paula Rosput Reynolds		Director

* Joan E. Spero		Director

* Larry D. Thompson		Director

* Kenneth B. Woodrow		Director

*By:	/s/ MICHAEL J. PALUMBO Michael J. Palumbo as Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number
                                                         Description

3	.1.	Delta’s Certificate of Incorporation (Filed as Exhibit 3.1 to Delta’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).*
3.2		Delta’s By-Laws (Filed as Exhibit 3 to Delta’s Current Report on Form 8-K as filed on January 27, 2005).*
4	.1.	Rights Agreement dated as of October 24, 1996, between Delta and First Chicago Trust Company of New York, as Rights Agent, as amended by Amendment No. 1 thereto dated as of July 22, 1999 (Filed as Exhibit 1 to Delta’s Form 8-A/ A Registration Statement dated November 4, 1996, and Exhibit 3 to Delta’s Amendment No. 1 to Form 8-A/ A Registration Statement dated July 30, 1999).*
4	.2.	Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock and Series D Junior Participating Preferred Stock (Filed as part of Exhibit 3.1 to Delta’s Annual Report on Form 10-K for the year ended December 31, 2003).*
4	.3.	Indenture dated as of March 1, 1983, between Delta and The Citizens and Southern National Bank, as trustee, as supplemented by the First and Second Supplemental Indentures thereto dated as of January 27, 1986 and May 26, 1989, respectively (Filed as Exhibit 4 to Delta’s Registration Statement on Form S-3 (Registration No. 2-82412), Exhibit 4(b) to Delta’s Registration Statement on Form S-3 (Registration No. 33-2972), and Exhibit 4.5 to Delta’s Annual Report on Form 10-K for the year ended June 30, 1989).*
4	.4.	Third Supplemental Indenture dated as of August 10, 1998, between Delta and The Bank of New York, as successor trustee, to the Indenture dated as of March 1, 1983, as supplemented, between Delta and The Citizens and Southern National Bank of Florida, as predecessor trustee (Filed as Exhibit 4.5 to Delta’s Annual Report on Form 10-K for the year ended June 30, 1998).*
4	.5.	Indenture dated as of April 30, 1990, between Delta and The Citizens and Southern National Bank of Florida, as trustee (Filed as Exhibit 4(a) to Amendment No. 1 to Delta’s Registration Statement on Form S-3 (Registration No. 33-34523)).*
4	.6.	First Supplemental Indenture dated as of August 10, 1998, between Delta and The Bank of New York, as successor trustee, to the Indenture dated as of April 30, 1990, between Delta and The Citizens and Southern National Bank of Florida, as predecessor trustee (Filed as Exhibit 4.7 to Delta’s Annual Report on Form 10-K for the year ended June 30, 1998).*
4	.7.	Indenture dated as of May 1, 1991, between Delta and The Citizens and Southern National Bank of Florida, as Trustee (Filed as Exhibit 4 to Delta’s Registration Statement on Form S-3 (Registration No. 33-40190)).*
4	.8.	Indenture dated as of December 14, 1999, between Delta and The Bank of New York, as Trustee, relating to $500 million of 7.70% Notes due 2005, $500 million of 7.90% Notes due 2009 and $1 billion of 8.30% Notes due 2029. (Filed as Exhibit 4.2 to Delta’s Registration Statement on Form S-4 (Registration No. 333-94991)).*
4	.9.	Indenture, dated as of November 24, 2004 between Delta and The Bank of New York, as Trustee, relating to $135,202,000 principal amount of 8.00% Notes due 2007.***
4	.10.	Registration Rights Agreement dated as of November 24, 2004 between Delta and the holders listed therein relating to $135,202,000 principal amount of 8.00% Notes due 2007.***
4	.11.	Registration Rights Agreement dated as of November 24, 2004 between Delta and the holders listed therein, relating to 5,488,054 shares of common stock.***
4	.12.	Registration Rights Agreement dated as of November 15, 2004 between Delta and the Aircraft Parties, relating to 4,350,000 shares of common stock.***

Delta is not filing any other instruments evidencing any indebtedness because the total amount of securities authorized under any single such instrument does not exceed 10% of the total assets of Delta and its subsidiaries on a consolidated basis. Copies of such instruments will be furnished to the Securities and Exchange Commission upon request.

5	.1.	Opinion of Leslie P. Klemperer, Vice President — Deputy General Counsel, regarding the validity of the securities.
10	.1.	Purchase Agreement No. 2022 between Boeing and Delta relating to Boeing Model 737-632/-732/-832 Aircraft (Filed as Exhibit 10.3 to Delta’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).*/**
10	.2.	Purchase Agreement No. 2025 between Boeing and Delta relating to Boeing Model 767-432ER Aircraft (Filed as Exhibit 10.4 to Delta’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).*/**
10	.3.	Letter Agreements related to Purchase Agreements No. 2022 and/or No. 2025 between Boeing and Delta (Filed as Exhibit 10.5 to Delta’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).*/**
10	.4.	Aircraft General Terms Agreement between Boeing and Delta (Filed as Exhibit 10.6 to Delta’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).*/**
10	.5.	Delta 2000 Performance Compensation Plan (Filed as Appendix A to Delta’s Proxy Statement dated September 15, 2000).*
10	.6.	First Amendment to Delta 2000 Performance Compensation Plan, effective April 25, 2003 (Filed as Exhibit 10.3 to Delta’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).*
10	.7.	Forms of Executive Retention Protection Agreements for Executive Officers and Senior Vice Presidents (Filed as Exhibit 10.16 of Delta’s Annual Report on Form 10-K for the year ended June 30, 1997).*
10	.8.	Agreement dated May 6, 2003, between Delta and the United States of America under Title IV of the Emergency Wartime Supplemental Appropriations Act (Filed as Exhibit 10.2 to Delta’s Form 10-Q for the quarter ended March 31, 2003).*
10	.9.	2002 Delta Excess Benefit Plan (Filed as Exhibit 10.1 to Delta’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).*
10	.10.	2002 Delta Supplemental Excess Benefit Plan (Filed as Exhibit 10.2 to Delta’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).*
10	.11.	Form of Excess Benefit Agreement between Delta and its officers (Filed as Exhibit 10.3 to Delta’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).*
10	.12.	Form of Non-Qualified Benefit Agreement between Delta and Vicki B. Escarra (Filed as Exhibit 10.19 to Delta’s Annual Report on Form 10-K for the year ended December 31, 2003).*
10	.13.	Delta’s 2002 Retention Program (Filed as Exhibit 10.1 to Delta’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).*
10	.14.	First Amendment to Delta’s 2002 Retention Program between Delta and Vicki B. Escarra (Filed as Exhibit 10.21 to Delta’s Annual Report on Form 10-K for the year ended December 31, 2003).*
10	.15.	Form of Executive Life Insurance Assignment Agreement executed by Vicki B. Escarra, dated July 1, 2003 (under cover of an executive summary) (Filed as Exhibit 10.4 to Delta’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).*
10	.16.	Directors’ Deferred Compensation Plan, as amended (Filed as Exhibit 10.1 to Delta’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).*
10	.17.	Directors’ Charitable Award Program (Filed as Exhibit 10 to Delta’s Current Report on Form 8-K as filed on January 27, 2005).*

10	.18.	Delta’s Non-Employee Directors’ Stock Plan (Filed as Exhibit 4.5 to Delta’s Registration Statement on Form S-8 (Registration No. 33-65391)).*
10	.19.	Delta’s Non-Employee Directors’ Stock Option Plan, as amended (Filed as Exhibit 10.2 to Delta’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).*
10	.20.	Credit Agreement dated as of November 30, 2004 among Delta Air Lines, Inc., the Other Credit Parties Signatory thereto, General Electric Capital Corporation and GECC Capital Markets Group, Inc. (Filed as Exhibit 99.1 to Delta’s Current Report on Form 8-K as filed on December 6, 2004).*
12	.1.	Statement regarding computation of ratio of earnings to fixed charges for the nine months ended September 30, 2004 and 2003 and each fiscal year in the five-year period ended December 31, 2003.***
15	.1.	Letter from Deloitte & Touche LLP regarding unaudited interim financial information.
16	.1.	Letter from Arthur Andersen LLP dated March 27, 2002 to the Securities and Exchange Commission (Filed as Exhibit 16 to Delta’s Form 10-K for the year ended December 31, 2001).*
21	.1.	Subsidiaries of the Registrant.***
23	.1.	Consent of Independent Registered Public Accounting Firm.
23	.2.	Consent of Leslie P. Klemperer, Vice President — Deputy General Counsel (see Exhibit 5.1).
23.3		Consent of Davis Polk & Wardwell
24	.1.	Powers of Attorney (included on the signature page).
25	.1.	Statement of Eligibility of Trustee.

*	Incorporated by reference.

**	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to Delta’s request for confidential treatment.

***	Previously filed.